

Annual Report 2022

including Financial Statements and
Corporate Responsibility Report









About us

RELX is a global provider of information-based analytics and decision tools for professional and business customers, enabling them to make better decisions, get better results and be more productive.

Our purpose is to benefit society by developing products that help researchers advance scientific knowledge; doctors and nurses improve the lives of patients; lawyers promote the rule of law and achieve justice and fair results for their clients; businesses and governments prevent fraud; consumers access financial services and get fair prices on insurance; and customers learn about markets and complete transactions.

Our purpose guides our actions beyond the products that we develop. It defines us as a company. Every day across RELX our employees are inspired to undertake initiatives that make unique contributions to society and the communities in which we operate.

Contents



To download the full Annual Report and for further information about our Company visit relx.com

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

2022 Highlights

- Revenue £8,553m (£7,244m), underlying growth of +9%
- Adjusted operating profit £2,683m (£2,210m), underlying growth +15%
- Adjusted profit before tax £2,489m (£2,077m), constant currency growth +13%
- Reported operating profit £2,323m (£1,884m)
- Reported profit before tax £2,113m (£1,797m)
- Adjusted EPS 102.2p (87.6p), constant currency growth +10%
- Reported EPS 85.2p (76.3p)
- Proposed full year dividend 54.6p (49.8p) +10%
- Net debt/EBITDA 2.1x (2.4x); adjusted cash flow conversion 101% (101%)
- Scope 1 + Scope 2 emissions (tCO_2e) 42,481 (49,695)
- SDG Resource Centre unique users 155,082 (133,832)

Prior year comparatives are represented in brackets.

RELX financial summary

ADJUSTED FIGURES For the year ended 31 December	2021 £m	**2022 £m**	Change	Change at constant currencies	Change underlying
Revenue	7,244	**8,553**	+18%	+11%	+9%
Operating profit	2,210	**2,683**	+21%	+14%	+15%
Operating margin	30.5%	**31.4%**			
Profit before tax	2,077	**2,489**	+20%	+13%	
Net profit attributable to shareholders	1,689	**1,961**	+16%	+10%	
Cash flow	2,230	**2,709**	+21%	+13%	
Cash flow conversion	101%	**101%**			
Return on invested capital	11.9%	**12.5%**			
Earnings per share	87.6p	**102.2p**	+17%	+10%	
DIVIDEND					
Ordinary dividend per share	49.8p	**54.6p**	+10%		

REPORTED FIGURES For the year ended 31 December	2021 £m	**2022 £m**	Change
Revenue	7,244	**8,553**	+18%
Operating profit	1,884	**2,323**	+23%
Profit before tax	1,797	**2,113**	+18%
Net profit attributable to shareholders	1,471	**1,634**	+11%
Net margin	20.3%	**19.1%**	
Net debt	6,017	**6,604**	
Earnings per share	76.3p	**85.2p**	+12%

RELX corporate responsibility summary

REPORTED FIGURES For the year ended 31 December	2021	**2022**	Change
Percentage of women senior leaders	30%	**31%**	
Market value of cash and in-kind donations (£m)	20.6	**22.6**	+10%
Number of supplier code signatories	3,670	**4,467**	+22%
Scope 1 + Scope 2 (location-based) emissions (tCO_2e)	49,695	**42,481**	-15%
Waste sent to landfill (t)	150	**73**	-51%

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as 'RELX'.

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on pages 216 to 224. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until 12 months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2021 full-year average and hedge exchange rates.

Chair's statement





We continued to execute against our strategy in 2022 which was reflected in our strong financial performance. We also continued to build on our strong environmental, social and governance performance, which was recognised by many external agencies.

Paul Walker, Chair

RELX continues to execute well on its strategic priorities aimed at achieving better customer outcomes, a higher growth profile and improving returns, while having a positive impact on society.

Underlying revenue growth was 9 percent, with underlying adjusted operating profits up 15 percent, as we continued to grow revenues ahead of costs. Adjusted earnings per share grew 10 percent at constant currencies to 102.2p (87.6p). Reported earnings per share were 85.2p (76.3p).

This was an excellent performance in an uncertain economic environment. RELX enjoys very high levels of employee engagement, which is a driver of growth in the business. The strong culture encourages innovation and creativity, and investment in new products and analytical tools that provide ever greater value for our customers, while also making a valuable contribution to society and the communities in which we operate

Dividends
We are proposing a full-year dividend increase of 10% to 54.6p. The long-term dividend policy is unchanged.

Balance sheet
Net debt was £6.6bn at 31 December 2022. Net debt/EBITDA including pensions was 2.1x, compared with 2.4x in 2021. Capital expenditure represented 5% of revenues.

Share buybacks
In 2022 we deployed £500m on share buybacks. We intend to deploy a total of £800m in 2023.

The Board
Wolfhart Hauser, who has been on the board since 2013, will be stepping down as a Non-Executive Director after the next Annual General Meeting. He has been the Senior Independent Director since 2016 as well as chair of the Remuneration Committee. I would like to thank Wolfhart for his support and advice over many years. In 2022, Suzanne Wood will become the Senior Independent Director and Robert MacLeod will become Chair of the Remuneration Committee.

Environment, Social and Governance
Corporate responsibility (CR) remains a key priority for RELX. During the year, the Board reviewed the company's CR activities, including its progress on environmental, social and governance (ESG) objectives and unique contributions to society as described in the CR Report, which this year we have made an integral part of the Annual Report for the first time.

We are pleased to continue to receive positive recognition for our ESG performance. ESG ratings from external parties including a AAA MSCI ESG rating for a seventh consecutive year and inclusion in MSCI's UK ESG Leaders Index; ranking 11th out of more than 14,000 companies globally and first in our sector by Sustainalytics; fourth in the Responsibility100 Index, an assessment of the FTSE 100 on performance against the UN Sustainable Development Goals; while remaining a constituent of the Dow Jones Sustainability Index and Bloomberg Gender Equality Index.

On behalf of the Board, I would like to thank RELX employees for their many achievements throughout 2022. I have every confidence that with their expertise and commitment RELX will continue to be successful in the year ahead.

Paul Walker
Chair

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Chief Executive Officer's report





RELX delivered strong revenue and profit growth in 2022. The improving long-term growth trajectory is being driven by the ongoing shift in our business mix towards higher growth analytics and decision tools that deliver enhanced value to our customers across market segments.

Erik Engstrom, Chief Executive Officer

2022 progress
RELX delivered strong revenue and profit growth in 2022. The improving long-term growth trajectory is being driven by the ongoing shift in our business mix towards higher growth analytics and decision tools that deliver enhanced value to our customers across market segments.

Underlying revenue growth was 9%. Underlying adjusted operating profit growth was 15%. All four business areas grew well, with underlying adjusted operating profit growth in line with, or ahead of, underlying revenue growth. Adjusted earnings per share growth was 10% at constant currencies. Cash conversion was 101%, contributing to a further reduction in leverage to 2.1x. In recognition of our strong cash flow and financial position, we are proposing a 10% increase in the full-year dividend, and we intend to deploy a total of £800m on share buybacks in 2023.

Corporate responsibility
We also performed well on our corporate responsibility priorities during the year, making good progress with our unique contributions to society, further improving our key performance metrics, and again being recognised by a number of external agencies through high Environmental, Social and Governance (ESG) ratings.

Our unique contributions are where in the conduct of our business we deploy our resources and skills to make a positive impact on society. They include advancing science and health, protection of society, and promotion of the rule of law and access to justice. In Risk, we expanded financial inclusion pilots in low-income countries and used our products to reduce online fraud and identity theft. In Scientific, Technical and Medical, we championed inclusive health and research through global partnerships. In Legal, we conducted legislative reviews to support the fight against online exploitation of children. In Exhibitions, we worked with peers on efforts to advance net zero and the transition to a low-carbon economy.

Recognising that across RELX we have products, services, tools and events that advance the United Nations' 17 Sustainable Development Goals (SDG), we continued to expand the free RELX SDG Resource Centre with all four business areas contributing content.

We further improved on our key performance metrics. We ensured 100% of our electricity came from renewable sources and renewable energy certificates, and we reduced our Scope 1 and 2 carbon emissions by 15%. We also increased the number of suppliers signing our Code of Conduct which sets out our expectations for suppliers' ethical behaviour.

RELX received external recognition for its ESG performance. It achieved a AAA MSCI ESG rating for the seventh consecutive year; a first place sector ranking on ESG by Sustainalytics; and was a constituent of the Bloomberg Gender Equality Index for the fourth consecutive year.

Strategic Direction
Our strategic direction remains unchanged. We focus on the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our professional and business customers across market segments.

Across all market segments, the improving long-term growth trajectory is being driven by the ongoing shift in our business mix towards higher growth analytics and decision tools. When combined with our strategy of driving continuous process innovation to manage cost growth below revenue growth, the result is continued strong earnings growth, with improving returns.

Our priorities for use of cash are unchanged. Organic development remains our number one priority. Second, we augment that organic development with selective acquisitions, with the level of spend typically being the most significant variable in our uses of cash. Third, over the longer term, we grow dividends broadly in line with adjusted earnings per share while targeting cover of at least two times. Fourth we maintain leverage in a comfortable range; and finally, we use any remaining cash to buy back shares.

Outlook
Momentum remains strong across the group, and we expect underlying growth rates in revenue and adjusted operating profit to remain above historical trends, driving another year of strong growth in adjusted earnings per share on a constant currency basis.

Erik Engstrom
Chief Executive Officer

RELX business overview

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

RELX strategic direction

Our number one strategic priority continues to be the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to professional and business customers across the industries that we serve.

Our goal is to help our customers make better decisions, get better results and be more productive. We do this by leveraging a deep understanding of our customers to create innovative solutions which combine content and data with analytics and technology on global platforms.

We aim to build leading positions in long-term global growth markets and leverage our skills, assets and resources across RELX, both to build solutions for our customers and to pursue cost efficiencies.

We are systematically migrating all of our information solutions across RELX towards higher value-add decision tools, adding broader data sets, embedding more sophisticated analytics and leveraging more powerful technology, primarily through organic development.

We are adding decision tools and analytics, transforming our core business, building out new products and expanding into higher growth adjacencies and geographies. We are supplementing this organic development with selective acquisitions of targeted data sets and analytics, and assets in high-growth markets that support our organic growth strategies, and are natural additions to our existing businesses.

By focusing on evolving the fundamentals of our business we believe that, over time, we are improving our business profile and the quality of our earnings. This has led to a higher growth profile as we expand in higher growth segments and increase decision tools and analytics as a proportion of the business; and improved returns by focusing on organic development with strong cash generation while delivering better customer outcomes and a positive impact on society.

Strategy

- Develop increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to professional and business customers across market segments
- Primary focus on organic growth, supported by targeted acquisitions

Growth objectives

Risk	**Scientific, Technical & Medical**	**Legal**	**Exhibitions**
▪ Sustain strong long-term growth profile	▪ Continue on improved growth trajectory	▪ Continue on improved growth trajectory	▪ Capture growth opportunity from reopening and digital

Outcomes

Better customer outcomes | Higher growth profile | Improving returns | Positive impact on society

RELX business model

RELX is a global provider of information-based analytics and decision tools for professional and business customers. We leverage deep customer understanding, combining leading content and data sets with powerful global technology platforms, to build sophisticated analytics and decision tools that deliver enhanced value to our customers.

These products are generally sold through dedicated sales forces direct to customers and are priced on a subscription or transactional basis, often under multi-year contracts, and are predominantly delivered in electronic format.

Our products often account for less than 1% of our customers' total cost base but can have a significant and positive impact on the economics of the remaining 99%. Our objective is to continue to enhance the value that we deliver to our customers and over time to grow our own total cost base below our rate of revenue growth on an underlying basis.

Revenue by format



£8,553m

- 83% Electronic
- 11% Face-to-face
- 6% Print

Revenue by geographical market



£8,553m

- 60% North America
- 21% Europe
- 19% Rest of world

Revenue by type



£8,553m

- 54% Subscription
- 46% Transactional*

* Includes long-term contracts with volumetric elements

Key performance indicators

RELX's key performance indicators (KPIs) track progress against long term priorities. At the group level, given the diverse nature of our end markets, we look at the continued migration of the business towards electronic delivery, the increasing introduction of electronic decision tools, group level financial metrics, and corporate responsibility and sustainability metrics. The executive directors' remuneration policy includes measures linked to financial and corporate responsibility KPIs and may also include other non-financial metrics (see pages 121 to 142 for details). In addition, we track KPIs within each market segment, at the product level, relevant to the performance of the specific business areas. Significant group financial and corporate responsibility KPIs are set out below. Additional corporate responsibility and sustainability performance metrics and targets are set out on pages 28 to 80 in the Corporate Responsibility section.

Financial KPIs

Revenue

Percentages represent underlying growth

Adjusted operating profit

Percentages represent underlying growth

Adjusted earnings per share

Percentages represent constant currency growth

Return on invested capital


Adjusted cash flow conversion


Dividend per share

Percentages represent growth

Corporate responsibility KPIs

People

Percentage of women managers

Socially responsible suppliers

Total number of supplier code of conduct signatories

Emissions

Scope 1 + Scope 2 (location-based) emissions

Revenue by format



Market segments

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 35,000 people over 40% of whom are in North America.

Financial summary by market segment

	Market position	2022 revenue £m	Change underlying	2022 adjusted operating profit £m	Change underlying
Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency	**Key verticals #1**	2,909	+8%	1,078	+8%
Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance	**Global #1**	2,909	+4%	1,100	+5%
Legal provides legal, regulatory and business information and analytics that help customers increase their productivity, improve decision-making and achieve better outcomes	**US #2 Outside US #1 or # 2**	1,782	+5%	372	+8%
Exhibitions combines industry expertise with data and digital tools to help customers connect digitally and face-to-face, learn about markets, source products and complete transactions	**Global #2**	953	+64%	162	nm*

*The change in underlying adjusted operating profit growth is not meaningful (nm) for Exhibitions.

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on pages 216 to 224. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until 12 months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2021 full-year average and hedge exchange rates.

RELX revenue by segment



Risk
Scientific, Technical & Medical
Legal
Exhibitions
Exhibitions
11%
Business services
Insurance
Specialised industry data services
Government
Risk
34%
Databases, tools & electronic reference
Corporate primary research
STM
34%
Academic & government primary research
STM print
Legal
21%
Law firms & corporate legal
Government & academic
News & business
Legal print

Pro forma last 12-month revenues for December 2022 portfolio (adjusted for acquisitions and disposals in year)

Overview
Market segments
Corporate Responsibility
Financial review
Governance
Financial statements and other information

Harnessing technology across RELX

Around 10,000 technologists, over half of whom are software engineers, work at RELX. Annually, the company spends $1.6bn on technology. The combination of our rich data sets, technology infrastructure and knowledge of how to use next generation innovation allow us to create effective solutions for customers.

DELIVERING TO CUSTOMERS IN SINGLE POINT OF EXECUTION



Data Sources
Public records
Contributory
Licensed
Proprietary
Decreasing content volume
Profile & Clean
Standardise
Relate & Analyse
Increasing content quality
Batch services
Real-time API services
Visualisation integration

Unstructured and structured content	Big data platforms	Analysis applications	Customer single point of execution
▪ Hundreds of thousands of sources ▪ Billions of device and asset identities ▪ Hundreds of millions of records added daily	▪ Grid computing with low-cost servers ▪ Linking algorithms that generate high precision and recall ▪ Machine learning algorithms to cluster, link and learn from the data ▪ High speed data ingestion, recall, and processing ▪ Rapid development cycles	▪ Patented algorithms ▪ Predictive modeling ▪ Machine learning and artificial intelligence	▪ Modular product suites ▪ Flexible delivery platforms

Technology at RELX involves creating actionable insights from big data – large volumes of data in different formats being ingested at high speeds.

We take this high-quality data from thousands of sources in varying formats – both structured and unstructured. We then extract the data points from the content, link the data points and enrich them to make it analysable. Finally, we apply advanced statistics and algorithms, such as machine learning and natural language processing, to provide professional customers with the actionable insights they need to do their jobs. That could be a university benchmarking its performance; a doctor deciding the best way to treat a patient; a litigator assessing whether to take a case to court; a retailer deciding if a transaction is genuine; or an insurance underwriter assessing the likelihood of a claim.

Technology is a key enabler at RELX and we leverage our resources, capabilities and infrastructure across the organisation. We are continually building new products and data and technology platforms, re-using approaches and technologies across the company to create platforms that are reliable, scalable and secure. Even though we serve different segments with different content sets, the nature of the problems solved and the way we apply technology has commonalities across the company. We also leverage technology to improve operational efficiencies.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

CASE STUDY

CIRIUM
Calculating flight emissions with precision using Cirium from Risk

Measuring flight emissions is straightforward: multiply fuel consumed by 3.16. The number is a constant representing the amount of CO_2 produced by burning a tonne of aviation fuel. The problem is fuel consumption is considered sensitive information and not disclosed by airlines. To overcome the issue, the UK's Department for Environment, Food and Rural Affairs (DEFRA) devised a methodology to estimate emissions based on distance travelled. This has become the global standard for companies wanting to measure their emissions from business travel. Unfortunately, it is not precise. There are many other factors that affect emissions.

Cirium has developed a new methodology based on fuel-burn rather than distance-travelled. It factors in an array of variables, including actual flight time (more relevant than distance in determining how much fuel was used), aircraft model, aircraft age, engine type, number of seats, passenger load, cargo load, weather, taxi time – even how long a plane idles on the runway or circles in the air. This enables Cirium clients to view the emissions by operator, aircraft type or geographical region and on a historical, or predictive basis, solving a variety of use cases. The emissions data can also be merged with passenger booking information to provide companies with insights into their own carbon footprint associated with business travel.

The level of precision and accuracy of Cirium's CO_2 exceeds estimates generally available today. American Airlines and Virgin Atlantic commend the accuracy of Cirium's fuel burn estimates in pre-market evaluations.



HOLLY BOYD-BOLAND

Vice President, Corporate Development at Virgin Atlantic



Virgin Atlantic operates one of the youngest and most fuel-efficient fleets across the Atlantic. Accurate measuring, monitoring, and forecasting of CO_2 emissions is critical as we target and monitor progress to Net Zero 2050, allowing us to better understand our environmental impact. Importantly, it also provides a tool to empower our customers to track and choose airlines with the lowest carbon footprint. Cirium is leading the way in this field, building data and forecasting capabilities that are the most accurate we have seen to date, as verified against our own historical fuel burn and emissions data.

We're taking a data-driven approach to emissions

Working with airlines, manufacturers and industry organisations on a more accurate approach



1 **Physical Aircraft**
Variation of types, engines and other modifications to improve emissions

1. Aircraft Weight Estimation

2 **Flight Operations**
Actual flight time is far more relevant than distance in determining fuel burn

2. Flight Operations

3. Fuel Model

3 **Seat Dimension**
Seat configurations and dimensions for the same aircraft type can vary greatly by airline

4. Carbon Allocation



Flight Weight Estimation
+
Flight Operations
+
Fuel Model
=
Fuel Burn
+
Carbon Allocation
=
Carbon Per Seat



JILL BLICKSTEIN

Head of ESG, at American Airlines



To reduce our emissions and reach Net Zero by 2050, we're taking action to run a more fuel-efficient operation with more fuel-efficient aircraft powered increasingly by low-carbon fuel. And we're holding ourselves accountable by becoming the first airline in the world with a 2035 target validated by the Science Based Targets initiative. Reducing aviation's emissions will require partnership among the airlines, our suppliers and our customers – and it's important to build those partnerships on sound emissions data and calculations. Cirium brings deep aviation expertise to the table on this important topic, and the approach they've taken considers numerous variables of an aircraft and its operations.



Market segments

In this section











Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Risk

We combine data and analytics with deep industry expertise to help customers make better decisions and manage risk. We help detect and prevent online fraud and money laundering and deliver insight to insurance companies. We provide digital tools that help industries from aviation to banking improve their operations.

Business overview

Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency.

LexisNexis Risk Solutions, headquartered in Alpharetta, Georgia, has principal operations in California, Florida, Illinois, New York and Ohio in North America as well as London and Paris in Europe, São Paulo in Latin America and Beijing and Singapore in Asia Pacific. It has 10,800 employees and serves customers in more than 180 countries.

Revenues for the year ended 31 December 2022 were £2,909m, compared with £2,474m in 2021 and £2,417m in 2020. In 2022, 80% of revenue came from North America, 13% from Europe and the remaining 7% from the rest of the world. Subscription revenue represented 39% of the total and transactional revenues, including long term contracts with volumetric elements, represented 61%.

LexisNexis Risk Solutions comprises the following market-facing industry/sector groups: Business Services, Insurance Solutions, Specialised Industry Data Services (including energy and chemicals, aviation, agriculture and human resources) and Government Solutions.

Business Services, representing around 45% of revenue, enables global financial transparency and inclusion by providing holistic and actionable insights for all risk and compliance segments. We help customers address some of the greatest challenges facing businesses today, including identifying fraud, cybercrime, bribery and corruption, human trafficking, economic sanctions, global terrorism and abusive practices. The combination of our proprietary data sets, public records, contributory data, licenced data and advanced analytics, powered by Machine Learning (ML) and other Artificial Intelligence (AI) technologies, deliver actionable insights that improve decisions and operations efficiency for customers globally.

The primary driver of the Business Services growth strategy is to increase penetration in our current markets across our customers' workflows and through international expansion.

In 2022, Business Services added functionality to its global fraud and identity portfolio through the acquisition of BehavioSec, a behavioural biometrics technology provider; we released LexisNexis Decision Trust to decrease fraud while promoting financial inclusion and also extended consumer verification capabilities into Brazil by launching LexisNexis Identity Verification Solution; and launched LexisNexis FraudPoint UK, a machine learning fraud tool developed specifically for the UK market.

Business Services launched LexisNexis RiskView UK, a market scoring solution using alternative data, and LexisNexis RiskView 6.0 Attributes to give US customers expanded consumer insights for an enhanced perspective on credit risk. Business Services also expanded its financial crime compliance solution portfolio globally with the launch LexisNexis RiskNarrative, a cloud-based orchestration platform that detects, prevents and reports financial crime. In 2022, LexisNexis Risk Solutions completed a strategic investment in Quod, the Brazilian provider of credit risk analysis solutions that Business Services helped establish beginning in 2017, to align our global focus on financial inclusion and strengthen strategic ties with Quod.

Insurance Solutions, representing just under 40% of revenue, provides comprehensive data, analytics and decision tools for personal auto and home, commercial and life insurance carriers to improve critical aspects of their business. Information solutions help insurers assess risks, improve customer experience, increase efficiency in pricing and underwriting insurance policies, and settle claims in the US and other key markets. Industry-leading products provide real-time information on policy holders, identify insurance coverage details and lapses in coverage, and give insurers access to vehicle and behaviour-centric data, standardised across automakers for the underwriting and claims processes. Innovative decision tools are delivered through a single point of access within an insurer's infrastructure.

Insurance Solutions drive more consistency and efficiency in claims, providing data and decisions for challenging total losses at first notice of loss and throughout the claim life cycle. Life insurers use predictive models, public and motor vehicle records to better understand mortality risk and make life insurance more accessible. In 2022, Insurance Solutions acquired Flyreel, a property insurtech that uses AI and ML to enable self-service property inspections. This innovation provides additional visibility into a property's interior and exterior to improve new business or renewal underwriting and claims processes and is an example of continued focus on enhanced risk assessment.

Specialised Industry Data Services, representing just over 10% of revenue, provides critical business intelligence, data, software and analytics solutions to professionals in many of the world's largest industries. Our brands include: ICIS, an independent source of data and intelligence for the global chemical and energy markets; Cirium, the aviation analytics company; XpertHR, a compliance, benchmarking and pay-equity data and analytics business driving global HR topics; and Nextens, a provider of workflow solutions, content and analytics for tax professionals.

Government Solutions, representing just over 5% of revenue, has helped US agencies, especially during the pandemic, shift from identity verification to authentication. Front-end identity authentication is central to how the government dispenses hundreds of billions of dollars in entitlements, stimulus, benefits and contracts to people and businesses.

Our solution synthesises thousands of data sources and billions of relationships into modernised interfaces, providing agencies immediate access to identity and authentication analytics. It creates near-frictionless identity verification and authentication for everything from unemployment insurance claims and remote government workforce access to matching of patient data, providing a snapshot in time for public health researchers.

Market opportunities

We operate in markets with strong long-term growth in demand for high-quality advanced analytics based on industry information and insight, including: insurance underwriting transactions; insurance acquisition, retention and claims handling; tax and public benefits fraud; financial crime compliance; business risk; fraud and identity solutions; due diligence requirements surrounding customer enrolment; security and privacy considerations; and data and advanced analytics for the banking, energy and chemicals, aviation and human resources sectors.

Expansion of mobile and digital use cases continue to drive opportunity for Business Services solutions that incorporate global data and drive efficiency in risk decision-making. As criminals continuously adjust attack vectors targeting financial transactions, organisations are utilising our solutions to evolve their fraud detection and prevention, financial crime and compliance, and consumer and business credit programmes.

Mounting costs from fraud schemes, anti-money laundering programmes, sanctions compliance, anti-bribery and corruption enforcement, consumer and business credit expansion, and heightened regulatory scrutiny also provide growth opportunities. We are seeing new use cases for our solutions continue to emerge for corporations within the gaming and buy now, pay later segments.

In Insurance, growth is supported by customer experience advances in the auto, home, commercial and life insurance markets and the increasing adoption by insurance carriers of more sophisticated data and analytics in the prospecting, underwriting and claims evaluation processes, to assess risk, increase competitiveness and improve operating cost efficiency.

Transactional activity is driven by growth in insurance quoting and policy switching, as consumers seek better policy terms. This activity is stimulated by competition among insurance companies, increased loss ratios and consumer interest in insurance internet quoting and policy binding. We see opportunities across the insurance continuum using data and analytics to play a critical role in assisting the insurer and consumer decision-making process and make it easier for consumers and businesses to transact with insurers throughout the policy life cycle.

We deliver solutions that bridge insurers and automakers, utilising connectivity and data from connected cars to insert vehicle data into insurer workflows and empower consumers with a deeper understanding of driving behaviour. Our deepening relationships with automakers reflect the need to improve and digitise the consumer experience through ownership management and connected services solutions, while creating efficiencies within automakers' operations.

In Specialised Industry Data Services, growth in the global energy and chemicals markets is led by changing trade patterns, a drive to embrace sustainability and demand for more sophisticated supply chain solutions. Aviation is recovering, with businesses such as airlines focusing on digital transformation, new market opportunities are emerging, and the industry is focusing on CO_2 emissions data and ESG reporting. An increasing need for employers to use data and analytics to attract, retain and develop a diverse workforce is accelerating growth in HR management.

With over 7,500 federal, state and local agencies using our services, Government Solutions continues its mission of preventing fraud, fighting crime, reducing risk, and providing citizens with immediate, equitable access to digital-based services. The $2,000bn CARES Act increased the demand for online access to government services and highlighted the need for robust fraud prevention tools as criminals continued to compromise these systems, leveraging both online and mobile access technologies. This problem has proven to be pronounced and sophisticated as government investigations into fraud have increased. Data integrity and fraud prevention for businesses and people plays an increasingly important role in accessing government services and receiving entitlements as agencies continue to adopt private sector technologies. The level and timing of demand in this market is influenced by government funding and revenue considerations.

Strategic priorities

Our strategic goal is to help customers make better decisions by offering greater insight into the risks and opportunities associated with individuals, businesses, devices, transactions and regulations. We assist customers by providing high quality data and decision tools to help them understand their markets, manage risks efficiently and control cost effectively. We enable this by focusing on: delivering innovative products; expanding the range of data and analytics solutions across adjacent markets; addressing international opportunities to meet local needs; continuing to strengthen our content, technology and analytical capabilities; and investing in sales and marketing.

LexisNexis Risk Solutions has been developing AI and ML techniques for a number of years to generate actionable insights that help our customers make accurate, better informed and more timely decisions. The successful deployment of AI and ML techniques starts with a deep understanding of customer needs and leverages the breadth and depth of our data sets, coupled with the expertise and domain knowledge to discern which AI/ML algorithm to use, in what context, to solve our customers' business problems most effectively.

Business model, distribution channels and competition

We sell our products direct-to-client, with pricing predominantly on a transactional basis in the Business Services and Insurance segments and largely on a subscription basis in Specialised Industry Data Services and Government. We also utilise a robust partner distribution channel.

Principal competitors in the Business Services and Government Solutions segments include the major credit bureaus, which in many cases address various capabilities within each solution offering. In the insurance sector, Verisk sells data and analytics solutions to insurance carriers but largely addresses different activities to ours.

Specialised Industry Data Services competes with a number of information providers on a service and title-by-title basis including S&P Global Platts, Thomson Reuters and IHS Markit as well as a number of niche and privately owned competitors.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

2022 financial performance

	2021 £m	**2022** **£m**	**Change** **underlying**	Portfolio changes	Currency effects	Change
Revenue	2,474	**2,909**	**+8%**	0%	+10%	+18%
Adjusted operating profit	915	**1,078**	**+8%**	-1%	+11%	+18%

Strong fundamentals driving underlying revenue growth
Underlying revenue growth remained strong at +8%.
Underlying adjusted operating profit growth was slightly ahead
of underlying revenue growth, leading to a modest improvement
in adjusted operating margin, with minor dilution from recent
acquisitions offset by small positive currency movements.

In Business Services, which represents around 45% of
divisional revenue, strong growth was driven by Financial Crime
& Compliance and fraud prevention analytics and decision tools,
with digital identity solutions growing particularly strongly.
Business Risk & Alternative Credit also grew strongly.

In Insurance, which represents just under 40% of divisional
revenue, momentum improved over the course of the year.
In auto insurance, driving patterns and claims improved from
the beginning of the year, whilst other market factors, including
shopping activity, saw improving trends during the second half.
New sales continued to grow strongly.

Specialised Industry Data Services, which represents just
over 10% of divisional revenue, delivered strong growth,
with improved growth trends across segments. Commodity
intelligence was particularly strong and aviation returned
to historical growth trends.

In Government, strong growth was driven by the continued
development and roll-out of analytics and decision tools.

2023 outlook
We expect another year of strong underlying revenue growth,
in line with historical trends, with underlying adjusted operating
profit growth broadly matching underlying revenue growth.

Revenue

£2,909m

Underlying growth **+8%**



Adjusted operating profit

£1,078m

Underlying growth **+8%**



Revenue by format

£2,909m

Face-to-face & print
1%



Electronic
99%

Revenue by geographical market

£2,909m

Rest of world
7%

Europe
13%



North
America
80%

Revenue by type

£2,909m

Transactional
61%*

Subscription
39%



*c90% under long term contracts with volumetric elements

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

CASE STUDY

LexisNexis Telematics OnDemand
Driving a next-generation business strategy



Automakers have traditionally been in the business of building cars, but today they have the unique opportunity to evolve into the emerging digital space by making the most of data. Many are partnering with LexisNexis Risk Solutions, which understands that consumers are becoming increasingly aware of the advantage of sharing their driving and vehicle data for insurance discounts.

Mitsubishi Motors is using LexisNexis Risk Solutions as a centrepiece of a digital strategy for attracting, engaging and converting consumers to its lineup of cars. "We're a challenger brand, and we want to make sure that we're delivering," says Bryan Arnett, director of digital product strategy at Mitsubishi Motors R&D of America. "We are seeking to provide digital solutions that offer immediate, real-world benefit to our customers."

Using LexisNexis Risk Solutions as its core, the company developed a Mitsubishi RoadAssist+ app. The smartphone app collects driving data and sends it to the LexisNexis Telematics Exchange where it is analysed and returned to give drivers feedback on driving behaviour. In the exchange, the data is also normalised and incorporated into insurance solutions such as LexisNexis Telematics OnDemand that help insurers with risk assessment, helping to provide drivers ways to save money on purchasing or maintaining car insurance. The app also provides feedback to drivers to help them improve their driving and understand risky behaviours such as speeding, hard braking, and hard acceleration.

▶ $1,500+
Over $1,500 saving for young driver using Connected Car Telematics driving monitor

"Our customer engagement is phenomenal and has surpassed expectations," said Arnett. "It's reducing the cost of ownership for our customers and giving people a way to save money on car insurance, particularly in areas where rates are high. "I think that with a partner like LexisNexis Risk Solutions, we can use the connected car to, for the first time, hear the voice of the consumer. And as a manufacturer, we can do something meaningful with that voice. We can deliver something that they want and need," Arnett said.

Young driver Katie Brewer-Calvert recently purchased her own policy in the state of Georgia and says her safer driving has translated into savings: "I've had my driving monitor for 15 months, and I've already saved more than $1,500."

- We do business with 92% of the Fortune 100; 78% of the Fortune 500; nine of the world's top ten banks and 20 of the world's top 25 insurers
- The LexisNexis Digital Identity Network analyses more than 250m transactions daily and more than 93bn transactions annually
- More than 179,000 websites and mobile applications around the world implement the LexisNexis Digital Identity Network
- Our solutions detected 443m human initiated attacks and 1.7bn automated bot attacks for customers in H1 2022
- 86% of new US auto insurance policies issued to consumers in 2022 benefited from our products

- More than 7,500 federal, state and local government agencies use our solutions to prevent fraud and allow citizens faster access to digital-based services, maintain program integrity, reduce risk and fight crime
- ICIS partners with 90% of the world's top 100 chemical companies and its recycling supply tracker profiles over 2,700 recycling plants globally, covering mechanical and chemical technologies, that support industry as it strives for plastics circularity as part of the sustainability agenda
- Cirium serves the majority of the top 100 airline groups, representing over 90% of the world's 2022 airline passenger traffic, and four out of five of the Big Five Tech Firms. It tracks 99% of flights globally in real time

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RISK SOLUTIONS

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visit relx.com

Financial Crime Compliance Portfolio

Integrated financial crime compliance offerings deliver comprehensive solutions for addressing financial crime risk.

LexisNexis Telematics OnDemand

A solution that seamlessly integrates telematics-based driving behaviour data from connected vehicles and other telematics service providers directly into insurer rating and underwriting workflows for use at point of quote and renewal.

Fraud and Identity Management Portfolio

Digital, physical, device and behavioral risk signals to help organisations better assess consumers, prevent fraudulent transactions, improve operational efficiencies and protect accounts while minimising friction for trusted users.

LexisNexis Claims Compass

Data analytics platform delivering LexisNexis Claims Datafill, VINsights, Claims Clarity and LexisNexis Police Records solutions to improve the claims process from first notice of loss, triage, investigation and resolution, through recovery.

Scientific, Technical & Medical

We help researchers share knowledge, collaborate, find funding opportunities and make discoveries. We deliver analysis and insights that help universities, research institutions, governments and funders achieve their strategic goals. We help doctors and nurses improve the lives of patients, providing insights and tools to find the right clinical answers.

Business overview

Scientific, Technical & Medical helps researchers and healthcare professionals advance science and improve health outcomes by combining quality information and data sets with analytical tools to facilitate insights and critical decision-making.

Elsevier is headquartered in Amsterdam, with principal sites in Boston, New York, Philadelphia, St. Louis and Berkeley in North America; London, Oxford, Frankfurt, Munich, Madrid and Paris in Europe; Beijing, Chennai, Delhi, Singapore and Tokyo in Asia Pacific, and Rio de Janeiro in South America. It has 9,500 employees with customers in over 170 countries.

Revenues for the year ended 31 December 2022 were £2,909m, compared with £2,649m in 2021 and £2,692m in 2020. In 2022, 48% of revenue came from North America, 21% from Europe and the remaining 31% from the rest of the world. Subscription revenue represented 74% of total revenue and transactional revenues represented 26%.

Elsevier's customers are scientists, research leaders, librarians, medical researchers, doctors, nurses, allied health professionals and students, as well as hospitals, academic and research institutions, health insurers, managed healthcare organisations, research-intensive corporations, funders, and governments.

Elsevier's services across Academic & Government, Corporate and Health markets focus on: Databases & Tools including e-Reference content; Primary Research; and Print products. In each of these markets, our objective is to be a trusted partner to the customers we serve and be known for quality.

Databases & Tools and electronic reference accounts for close to 40% of revenues. Elsevier offers tools for Academic & Government, Corporate and Health organisations helping them to solve critical and complex problems. Solutions include Scopus, SciVal, Pure, Interfolio, ClinicalKey, ClinicalPath, Reaxys, SciBite, HESI, Sherpath, Shadow Health, Complete Anatomy, Osmosis and Gravitas.

In the research space, Elsevier's intelligence portfolio of products combines quality structured data, advanced data science, an array of indicators and clear visualisations to enable researchers, university management, policy-makers, funders and corporate research and development (R&D) executives to generate insights, set and implement research strategies and make decisions with confidence.

From curated and connected data in solutions such as Scopus, and artificial intelligence technology in SciVal, to the interoperability driven by Application Programming Interface technologies (APIs), the research intelligence portfolio integrates with and enhances the systems institutions rely on. In 2022, Elsevier acquired Interfolio, a provider of faculty information solutions for higher education, expanding offerings for academic institutions.

For corporates, SciBite tools and the Data-as-a-Service proposition follow Elsevier's ontology-led approach and support corporate R&D customers in extracting scientific insights from vast amounts of unstructured text and databases.

In 2022, Reaxys, Elsevier's chemistry research platform enhanced its market leading position in chemistry patent coverage by extending its collaboration with LexisNexis PatentSight. Reaxys won the Data Engineering Excellence Award at the Data Science Excellence Awards, with the judges highlighting Reaxys Content Catalyst, and AI-powered, automated content enrichment production pipeline.

In health, Elsevier's clinical solutions include digital solutions for nurses, care teams and patients. Its clinical reference platform, ClinicalKey, is designed to help doctors, nurses and students find clinically relevant answers through a range of trusted content across specialties. This includes Elsevier's collection of medical reference content, including over 1,400 clinical overviews, over 5.8m images and over 80,000 medical videos in one integrated site. In 2022, we introduced ClinicalKey Now in India.

ClinicalPath provides pathways for cancer treatment, disease screening, with personalised, evidence-based oncology guidance for healthcare workers at the point of care.

Elsevier also serves students of medicine, nursing, and allied health professions. Sherpath, an adaptive teaching and learning solution, provides personalised learning paths at over 600 institutions, supporting more than 200,000 course enrolments, while ClinicalKey Student is used in over 310 medical schools globally. In 2022 Complete Anatomy, our 3D anatomy platform, launched the world's most advanced full female anatomy model and the first model with diverse skin tones and facial features to better represent populations worldwide. Shadow Health's Digital Clinical Experiences allow nursing students to perfect clinical reasoning skills using Digital Standardized Patients, including modules for LGBTQI patients.

In commercial healthcare, identity, claims and provider data is combined with patient information to assist healthcare providers, pharmacies and insurers in delivering improved health outcomes, ensuring accurate and complete provider data and regulatory compliance.

In electronic reference, Elsevier provides authoritative reference content to scientific, technical and medical professionals. Flagship titles include Gray's Anatomy, Nelson's Pediatrics and Netter's Atlas of Human Anatomy. 2022 saw the expansion of the new digital and print-on-demand MedReprints service, responding to demand from pharmaceutical and healthcare companies.

Primary Research accounts for around half of revenues. Elsevier helps researchers validate, improve and disseminate their scientific findings through its more than 2,800 journals, enhancing the record of scientific knowledge by applying high standards of quality and ensuring trusted research can be accessed, shared and built upon. In collaboration with 32,000 editors and almost 1.4m reviewers worldwide, many Elsevier journals are the foremost publications in their field, including flagship families of journals like Cell Press and The Lancet, now the number one journal globally in the general and internal medicine category, measured by citations. Research content is distributed and accessed via ScienceDirect, the world's largest platform dedicated to peer-reviewed primary scientific and medical research.

In 2022, Elsevier received almost 2.7m article submissions, publishing over 600,000 new research articles following peer review, with the global scientific community accessing over 1.8bn articles across its journal platforms. The latest available long-term comparison with the market showed that Elsevier journal articles accounted for around 18% of global research output and 28% of citations, demonstrating Elsevier's commitment to quality significantly ahead of the industry average. Elsevier published over 150,000 open access articles, a year-on-year increase of over 26%, and launched 88 new journals the majority of which were Gold open access, growing the Elsevier portfolio to over 700 Gold open access journals.

Elsevier has invested in other research solutions, such as SSRN an open access online preprint community where researchers post early-stage research, Scopus Author Profiles showing preprints to provide an early view into a researcher's focus areas and Digital Commons helping academic libraries showcase and share their institutions' research via institutional repositories for greatest impact.

Print accounted for 11% of Elsevier revenues serving demand for primary research and reference content in print format and providing some print-based commercial marketing services in pharma & life science promotion.

Market opportunities
Scientific, technical and medical information markets have positive long-term growth characteristics. Investment in R&D is critical for nations and corporations to create competitive advantage, drive innovation, economic growth and solve societal issues such as climate change. This leads to long-term growth in R&D spending and sustained increases in researchers worldwide. As people live longer and aim to live healthier lives, health expenditure and the number of physicians and nurses also continues to grow strongly.

As a significant proportion of scientific research and healthcare is funded directly or indirectly by governments, spending is influenced by policy and budgetary considerations. Commitments to research and health provision remain high, even in difficult budgetary environments.

Strategic priorities
Elsevier's strategic priorities are to help our customers solve critical and complex problems, by expanding content quality, coverage and utility; combining content with analytics and technology to build integrated solutions and decision tools that utilise advanced Machine Learning (ML) and Artificial Intelligence (AI) to improve productivity and outcomes, and enable insights underpinning critical decisions, benchmarking and evaluation.

In Databases & Tools, Elsevier is applying advanced linking capabilities to our vast research information, patent, research grant, drug information and medical claims data sets to develop products that help our academic & government, corporate and health customers make the right decisions based on their needs.

For example, within health, Elsevier is developing clinical decision support applications using cognitive technologies and large image and text content repositories, leveraging its proprietary health graph. These applications will enhance delivery of content in care, helping health professionals make more accurate diagnoses, ensure appropriate care delivery and save lives.

In Primary Research, Elsevier's priority is to support researchers by finding a home for every sound science article submitted, and providing choice in payment model, quality tier, and scientific discipline. We aim to deliver above industry average journal and article quality, at below average article download cost, leveraging our scale and expertise. Elsevier works with customers to help them reach their research goals through excellence in content, service and value. Elsevier is building on its premium brands, enhancing quality through peer review, and increasing article volume through new journal launches, the expansion of open access journals and growth from emerging markets; and broadening the range and quality of insights across research solutions.

We continue to improve customer experience while driving operational efficiency and effectiveness; and collaborate to advance open science, inclusive research and inclusive health and support the UN SDGs, through our business and the Elsevier Foundation. In 2022, Elsevier published its Inclusion and Diversity Advisory Board Report; won several awards for company culture; and won the Customer Centric Culture category at the European Customer Centricity Awards. We also published our 2022 Climate Action report outlining our journey to a more sustainable future.

Business model, distribution channels and competition
In Databases & Tools, solutions like Scopus, ClinicalKey and Reaxys, are generally sold direct to institutional, healthcare and corporate customers through a global sales force. Reference and educational content is sold directly to institutions and individuals and accessed on Elsevier platforms.

In Primary Research, science and medical research is distributed via the ScienceDirect platform, supported by two separate payment models to suit author preferences: pay-to-read articles funded by payments for reading made by individuals or institutions; and pay to publish (commonly known as open access) funded by payments for publishing, made by authors, their institution or funding bodies. Elsevier offers a range of pay to read and pay to publish options, both subscription-based and transactional, to fit the diverse needs of institutions, funders, and researchers worldwide. As of 2022, Elsevier serves over 1,800 institutions worldwide with transformative deals that support open access to research. Nearly all of Elsevier's over 2,800 journals enable open access publishing, with more than 700 dedicated author pays journals, the largest portfolio of open access titles.

Elsevier is a founding and driving partner of Research4Life, a United Nations initiative, providing free or low-cost access to research for publicly funded institutions in the world's least resourced countries. Over 11,000 institutions in 125 countries participate.

Printed books are sold through retailers, wholesalers and directly to users.

Competition within science and medical reference content is generally on a title-by-title and product-by-product basis, typically with learned society publishers and professional information providers, such as Springer Nature, Clarivate and Wolters Kluwer. Decision tools face similar competition, plus software companies and customer home-grown solutions.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

2022 financial performance

	2021 £m	2022 £m	Change underlying	Portfolio changes	Currency effects	Change
Revenue	2,649	**2,909**	**+4%**	0%	+6%	+10%
Adjusted operating profit	1,001	**1,100**	**+5%**	-1%	+6%	+10%

Further development of analytics continuing to drive improved underlying revenue growth

Underlying revenue growth improved to +4%, driven by further evolution of the business mix, with the higher growth segments representing an increasing proportion of divisional revenue, and electronic formats now representing around 90% of overall revenue.

Underlying adjusted operating profit growth was +5%, slightly ahead of underlying revenue growth, leading to unchanged margins after minor dilution from recent acquisitions and small negative currency movements.

Databases, Tools & Electronic Reference, and corporate Primary Research, which together represent around 45% of divisional revenue, delivered strong growth across research, clinical, and commercial markets, driven by content development and high value analytics and decision tools.

In Primary Research academic & government segments, which also represent around 45% of divisional revenue, growth was driven by higher volumes of articles submitted and published, with pay-to-publish open access articles growing particularly strongly, and by increasingly sophisticated analytics and evolving technology platforms.

2023 outlook

We expect underlying revenue growth to remain above historical trends, with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Revenue

£2,909m

Underlying growth **+4%**



Adjusted operating profit

£1,100m

Underlying growth **+5%**



Revenue by format

£2,909m



Print 11%

Electronic 89%

Revenue by geographical market

£2,909m



Rest of world 31%

North America 48%

Europe 21%

Revenue by type

£2,909m



Transactional 26%

Subscription 74%

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

CASE STUDY

ELSEVIER
How Elsevier adds value to science and researchers' careers through the publication process



Getting published in a scientific journal is never easy. But it's worth it: the rigours of the review process lead to stronger science; the journal's dissemination ensures the findings reach the relevant audience; researchers' networks are strengthened; collaborations develop across geographies, sectors and disciplines; and further funding can be secured.

Professor Robert Aldridge, professor of public health data science at the Institute of Health Informatics at University College London, recalls the bracing process involved in publishing a paper in The Lancet, the number one journal globally in the general and internal medicine category, measured by citations: "I remember going into the office and meeting with Richard Horton, editor-in-chief, and the peer reviewers for one paper. It was brutal. They tore it to bits! We left the meeting feeling despondent, but ultimately it really improved it and made it a lot better. There's no doubt it pushed us and got us thinking about the topic in a different way."

Researchers want to ensure their findings reach the right audience and the decision-makers with power to change or influence policy. Professor Aldridge's past work on tuberculosis and migration, published in The Lancet, had significant policy implications on the issue of screening migrants arriving in high-income countries from poor nations. Aldridge believes The Lancet's reach and reputation helped support the dissemination and uptake of his findings.

In the competitive world of academia, publishing in an Elsevier journal also helps career researchers build networks.

The research community visits ScienceDirect 1.3bn times each year, performs 600K searches per day on ScienceDirect and accesses 1.8bn articles across our journal platforms

"I'm a postdoc and I think all postdocs have the same feeling: we are under extreme pressure because we want to prove that we are worthy as independent scientists," says Liudmila Andreeva, a structural immunologist and biochemist who published a paper in Cell. "Because my paper was published in Cell, my network just boomed, everybody saw my name and everybody saw my work. That was very rewarding."

Elsevier journals also connect geographically disparate experts. Networks and collaborations are key in research, with papers frequently including multiple authors and institutions. Professor Kei Sato, professor at the Institute of Medical Science in the University of Tokyo, published ground-breaking research in Cell Host & Microbe, sister journal of Cell, on how mutations in viral genes influenced infectivity and immunity. Those papers helped him to secure a $1m grant from the Japan Agency for Medical Research and Development.

- We help ensure quality research accelerates progress for society by organising the review, editing and dissemination of around 18% of the world's scientific articles
- Elsevier's over 2,800 journals published more than 600,000 articles in 2022, from almost 2.7m submitted
- 224 of 225 science and economics Nobel Prize winners since 2000 have published in an Elsevier journal
- ScienceDirect, the world's largest platform dedicated to peer-reviewed primary scientific and medical research, hosts over 20m pieces of content from over 4,600 journals and over 45,000 e-books, and has over 18m monthly unique visitors. Its Ahref ranking places it as one of the Top 200 platforms on the internet
- SciVal is a web-based analytics solution that provides insights into the research performance of over 22,000 academic, industry and government research institutions

- Scopus is an expertly curated abstract and citation database with content from over 27,000 journals from more than 7,000 publishers to help researchers track and discover global knowledge in all fields
- ClinicalKey, the flagship clinical reference platform, is used by doctors, nurses, medical students and educators at over 5,000 institutions in over 90 countries and territories
- Reaxys, Elsevier's chemistry research platform, utilises data on 260m substances, 61m reactions, with 103m documents and 37m patents
- Sherpath, an adaptive teaching and learning solution, provides personalised learning paths at over 600 institutions, supporting more than 200,000 course enrolments

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ELSEVIER

ScienceDirect®

The world's largest platform dedicated to peer-reviewed primary scientific and medical research

Reaxys®

An innovative and comprehensive chemistry research information system that supports chemists and data scientists across the chemicals, pharmaceutical and academic segments by providing access to chemistry and bioactivity data from journal literature and patents

ClinicalKey®

Clinical knowledge solution helping healthcare professionals and students find the most clinically relevant answers through a wide breadth and depth of trusted content across specialties

Complete Anatomy

The world's most advanced 3D anatomy platform, Complete Anatomy is revolutionising how students, educators, health professionals and patients understand and interact with anatomy and in 2022 introduced the first full female anatomical model

 **For more information visit relx.com**

Legal

We help lawyers win cases, manage their work more efficiently, serve their clients better, and grow their practices. We assist corporations in better understanding their markets and monitoring relevant news. We partner with leading global associations and customers to help advance the Rule of Law across the world.

Business overview

Legal provides legal, regulatory, and business information and analytics that help customers increase their productivity, improve decision-making, and achieve better outcomes.

LexisNexis Legal & Professional is headquartered in New York and has further principal operations in Dayton, Raleigh, and Toronto in North America, London and Paris in Europe, and cities in several other countries in Africa and Asia Pacific. It has 11,300 employees worldwide and serves customers in over 150 countries.

Revenues for the year ended 31 December 2022 were £1,782m, compared with £1,587m in 2021 and £1,639m in 2020. In 2022, 68% of revenue came from North America, 20% from Europe, and the remaining 12% from the rest of the world. Subscription represented 77% of revenue and transactional revenues represented 23%.

LexisNexis Legal & Professional is organised in market-facing groups, focused on law firms & corporate legal, government & academic, and news & business markets. Services are delivered primarily in electronic format, with print formats available where there is customer demand. Content and tools are tailored to the specific geographic markets served, supported by global shared services organisations providing platform and product development, operational and distribution services, and other support functions.

Law Firms & Corporate Legal, representing over 60% of revenue, provides legal professionals across law firms and corporate legal departments with electronic reference, decision tools, and analytics to help make better informed decisions in the practice of law.

Standard products for legal research and analytics include Lexis and Lexis+, which provide statutes and case law with analysis and expert commentaries from secondary sources, such as Matthew Bender. Lexis and Lexis+ include the leading citation service, Shepard's, which advises on the continuing relevance of case law precedents.

Lexis+ was introduced in the US in 2020 and is a premium solution that integrates previously standalone products including research, guidance, news, analytics, and brief analysis while delivering a step-change in visual design. In 2022, LexisNexis further enhanced Lexis+ US, adding over 3m trial orders and briefs, pleadings, and motions and launching Fact & Issue Finder, which uses state-of-the-art technology to help litigators find materials with speed and precision.

In 2022, LexisNexis launched Lexis+ in the UK and Canada. Lexis+ UK offers over 250 leading practitioner texts, and unique content such as Halsbury's Law of England and Stair Memorial Encyclopaedia, in addition to over 630,000 cases, with LexisNexis being the only provider to carry The ICLR Official Law Reports,

The ICLR Weekly Law Reports and The All England Law Reports. Lexis+ Canada offers the most complete collection of legal information including legal research, practical guidance, analytical tools, brief analysis, and bill tracking capabilities.

In 2022, LexisNexis continued to broaden the reach of its decision tools and analytics. Lex Machina launched Appellate Analytics, which provides analytics on the federal courts of appeals and adds over 400,000 circuit court cases from all 13 federal circuits. Intelligize launched Accounting Analytics, which enables users to research the latest disclosure trends and surface peer language as new topics and emerging standards are disclosed. LexisNexis also launched its API Developer Portal, enabling customers to connect LexisNexis data to local workflow activities.

LexisNexis also continued to expand legal news coverage with Law360 in 2022, with deeper reporting across the US, Canada, and UK including the launch of Real Estate Authority. It also enhanced legal technology coverage with Pulse Legal Tech and benchmarking with sector rankings such as Law360's Pulse Leaderboard.

LexisNexis continued to enrich core solutions across global segments in 2022. In the UK, TolleyLibrary and TolleyGuidance products in Tax were enhanced with new workflow features. In France, LexisNexis expanded offerings in Lexis 360 Intelligence, the integrated legal research, guidance, and analytics solution launched in 2021, including an innovative partnership with French fintech Harvest.

LexisNexis continued to enhance offerings in Practical Guidance, the company's 'how to' service (previously Lexis Practical Advisor) that provides guidance on litigation and transactional legal topics. Practical Guidance further expanded Market Standards benchmarking and launched new Workflow Extensions, including Automated Forms, and a Video Center which offers a new format for guidance.

LexisNexis continued to develop Knowable, a Machine Learning-enabled enterprise contracts intelligence platform. Knowable's legal text to data conversion processes are used to create structured data, powering solutions such as Market Standards. In the Intellectual Property (IP) analytics space, LexisNexis acquired IPlytics, a leading IP market intelligence tool that allows companies to understand the patent landscape around modern technologies like WiFi, 5G, and USB that are driven by Standard Essential Patents (SEPs).

LexisNexis expanded offerings in LexisNexis Regulatory Compliance in 2022, with new modules including Sanctions and Retail Banking in the US and Retail Energy in the Pacific. In China, LexisNexis launched Compliance Intelligence, with analytics and visualisations that support risk assessments.

In 2022, LexisNexis also launched Lexis Create across the UK and Australia. Lexis Create is a Microsoft Word based tool that helps lawyers draft efficiently, with the ability to snip and insert clauses, proofread legal documents, and redact sensitive data. LexisNexis also launched Lexis Clause Intelligence, an AI-enabled tool that recommends relevant clauses and can be used in Lexis Create, in the UK and Asia Pacific.

LexisNexis also supplies Legal Business Solutions such as legal spend management, matter management, and client engagement software. In 2022, LexisNexis acquired Parley Pro, a top contract life cycle management solution, to complement CounselLink, LexisNexis' enterprise legal management platform.

Supporting its Rule of Law mission, LexisNexis volunteers, in partnership with the Ukrainian National Bar Association and the LexisNexis Rule of Law Foundation, built a new Legal Aid Portal, which enables law firms and companies around the world to offer jobs and legal assistance to Ukrainian lawyers and their families at no cost.

LexisNexis also introduced the US Voting Laws & Legislation Center, which provides free access to a comprehensive collection of existing and proposed state and federal voting laws, using data from LexisNexis State Net and codes from Lexis+. The Voting Laws Center gives legal professionals, non-profit organisations, and the public timely data on voting and election laws and supports the Rule of Law mission through transparency of law.

Government & Academic, representing around 20% of revenue, serves customers across government organisations and law schools.

LexisNexis legal research and analytics tools empower legal professionals across major US federal agencies and state and local government in upholding the rule of law. Products such as Lexis+ and Practical Guidance enable efficient research, while CaseMap helps manage and collaborate on legal cases. LexisNexis Reed Tech also provides patent data and document management services to the US Patent and Trademark Office, with over 50 years of partnership.

LexisNexis actively engages with law school users, reaching faculty and students across about 200 law schools in 2022. Initiatives include product training, law course integrations, and support in legal employment preparation. Through these activities, LexisNexis helps students build search dexterity and use leading legal analytics tools to tackle complex research, deliver quality drafts, and track key issues in the practice of law.

News & Business, representing just under 10% of revenue, provides customers across industries with news and business information and insights, including company information and US Public Records.

The flagship product is Nexis, which provides an easy way to search across a deep corpus of content of over 36,000 licensed sources, including a 45-year news archive across 45 different languages. Other core products include Nexis Newsdesk, an analytics-driven solution for media monitoring, and Nexis Diligence, an all-in-one diligence solution for risk assessments across use cases.

In 2022, Nexis Diligence launched ESG ratings to support customers' evolving diligence needs, tracking over 31,000 companies across North America, Europe, and Asia. Nexis also launched a new Donor Profile feature in Nexis for Development Professionals (NDP), which provides a singular view across key donor data, such as demographics, donation history, and contact connections.

Print, representing about 10% of revenue, provides traditional print materials as well as e-books with case law, statutes, and other primary law sources that include leading brands such as Matthew Bender, Mealey's, Michie, LexisNexis A.S. Pratt and LexisNexis Sheshunoff.

LexisNexis provides practice area and jurisdiction specific analytical treatises and practice guides, and publishes practice area focused newsletters with insight into key legal issues. Expert authors maintain our collection of treatises, forms, and automated templates that drive efficiency and accuracy for customers.

In 2022, LexisNexis continued to provide print formats to customers while supporting transitions to digital books, particularly through the Digital Library Platform which provides access to virtually all LexisNexis print titles. LexisNexis also began cloud migration of products to a solution hosted on the Lexis+ service.

Market opportunities
Longer term growth in legal and regulatory markets worldwide is driven by increasing levels of legislation, regulation, regulatory complexity and litigation, and an increasing number of lawyers.

Additional market opportunities are presented by the increasing demand for online information solutions, legal analytics, and other solutions, along with decision support solutions that improve the quality and productivity of research, deliver better legal outcomes, and improve business performance. Notwithstanding this, legal activity and legal information markets are also influenced by economic conditions and corporate activity.

Strategic priorities
LexisNexis Legal & Professional's strategic goal is to enable better legal outcomes and be the leading provider of workflow and productivity enhancing information, analytics, and information-based decision tools in its market. To achieve this, LexisNexis is focused on introducing next-generation products and solutions on the global New Lexis platform and infrastructure; incorporating advanced technologies including Machine Learning and Natural Language Processing; driving long-term international growth; and upgrading operational infrastructure, improving process efficiency, and gradually improving margins.

Across segments, LexisNexis is focused on the ongoing development of advanced legal research and practice solutions that help lawyers make data-driven decisions with greater accuracy and efficiency. Global functions and presence enable LexisNexis to effectively launch and scale products such as Lexis+ across segments, leveraging shared assets from product design to back-end functionality.

LexisNexis is also continuing its mission to advance the Rule of Law around the world through the efforts of the LexisNexis Rule of Law Foundation, a non-profit entity, which conducts projects globally to promote transparency of the law, access to legal remedy, equal treatment under the law, and independent judiciaries.

Business model, distribution channels and competition
LexisNexis Legal & Professional products and services are generally sold directly to law firms and to corporate, government and academic customers on a paid subscription basis, with subscriptions often under multi-year contracts.

Principal competitors for LexisNexis in US legal markets are Westlaw (Thomson Reuters), CCH (Wolters Kluwer), and Bloomberg. In news and business information, key competitors are Bloomberg, Factiva (News Corporation) and Reuters News (Thomson Reuters).

Significant international competitors include Thomson Reuters, Wolters Kluwer and Factiva.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

2022 financial performance

	2021 £m	**2022 £m**	**Change underlying**	Portfolio changes	Currency effects	Change
Revenue	1,587	**1,782**	**+5%**	0%	+7%	+12%
Adjusted operating profit	326	**372**	**+8%**	−2%	+8%	+14%

Further improvement in underlying revenue growth driven by legal analytics

Underlying revenue growth improved to +5%, driven by the continuing shift in business mix as legal analytics drives higher growth in electronic revenue, which now represents almost 90% of the divisional total.

Underlying adjusted operating profit growth of +8% was ahead of underlying revenue growth, driving a 40 basis point improvement in adjusted operating margin after minor dilution from portfolio changes was partly offset by small positive currency movements.

Law firms & corporate legal markets, which accounts for over 60% of divisional revenue, saw strong growth as we continued to roll out enhancements in the functionality of our integrated research products and market leading analytics, supported by broader datasets and the application of machine learning and natural language processing technologies. Lexis+ continues to perform well, with increasing adoption and usage from customers across market segments.

Government & Academic, which accounts for around 20% of divisional revenue, and News & Business, just under 10% of divisional revenue, both delivered good growth.

Renewals remain strong and new sales continue to show positive momentum across all key segments.

2023 outlook

We expect underlying revenue growth to remain above historical trends, with underlying adjusted operating profit growth continuing to exceed underlying revenue growth.

Revenue

£1,782m

Underlying growth **+5%**



1,587 **1,782**

2021 **2022**

Adjusted operating profit

£372m

Underlying growth **+8%**



326 **372**

2021 **2022**

Revenue by format

£1,782m



Print
11%

Electronic
89%

Revenue by geographical market

£1,782m



Rest of world
12%

Europe
20%

North
America
68%

Revenue by type

£1,782m



Transactional
23%

Subscription
77%

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

CASE STUDY

LexisNexis LEGISLATIVE TRACKING API

Ballard Spahr saves more than $350,000 annually with Legislative Tracking Application Programming Interface (API) from LexisNexis



To create long lasting client relationships, responsiveness counts. With more than 650 attorneys in 15 offices, Ballard Spahr, a US national law firm, responds wherever and whenever clients need them. Ballard Spahr devises forward-thinking solutions for the best client results.

Clients receive top-tier, data-driven business solutions through the Client Value and Innovation (CVI) team Ballard Spahr formed in 2018. Described as a "client experience innovator" and a "law firm technology leader," the CVI team is widely considered one of the nation's best.

At the beginning of the pandemic, there were executive orders and bills coming from every state that directly affected clients' business operations. Ballard's CVI team wanted to find a way to automate Covid legislative developments in real time.

Once a template was created to track Covid-19 updates, Ballard leveraged its technology along with the LexisNexis State Net API, which helps law firms stay on top of legislative tracking and regulatory compliance at the local, state and federal levels. The team developed legislation trackers covering cannabis, labour and employment, and consumer finance.

Consumer financial services is an extremely volume heavy practice. Managing this large amount of information manually was nearly impossible for the firm. LexisNexis helped Ballard Spahr take its data to the next level to make actionable recommendations for its clients.

▶ **$350k**

annual saving from utilising Legislative Tracking API

The CVI team built a Consumer Financial Services (CFS) Tracker utilising an API to pull in regulatory information from LexisNexis State Net. Working with the State Net API and the tagging service Ballard deployed, Ballard provided custom solutions and tangible value to its clients.

The Consumer Financial Services Tracker initiative has been yielding great results for Ballard Spahr and its clients. Clients are impressed with the trackers and overall feedback has been positive. By automating the tracking and tagging of key regulatory content, Ballard Spahr was able to replace a manual process that did not yield the best results. The efforts of the CVI team were able to save the firm more than $350,000 annually.

- LexisNexis hosts over 144bn legal and news documents and records
- On average, 1.2m new legal documents are added daily from over 72,000 sources, generating over 146bn connections with over 27m legal documents processed per day
- Nexis news and business content includes over 39,000 premium sources in 45 languages, covering over 180 countries. It includes over 503m company profiles with a content archive that dates back 45 years
- PatentSight includes ratings on the innovative strength of over 144m patent documents from over 100 countries

- LexisNexis content includes more than 293m court dockets and documents, over 159m patent documents, 4.25m State Trial Orders, and 1.45m jury verdict and settlement documents
- In 2022, Law360 produced over 55,000 news and analysis articles
- Lex Machina has normalised over 102m counsel mentions and over 54m party mentions since 2016
- LexisNexis is committed to advancing the Rule of Law through operations and solutions that provide transparency into the law in over 150 countries





Provides integrated research, practical guidance, and data-driven insights via one premium legal solution



Provides guidance on litigation and transactional legal topics with Market Standards benchmarking



Comprehensive online legal research tool that transforms the way legal professionals conduct research



Litigation solution providing legal language analytics on judges and expert witnesses



For more information visit relx.com

Exhibitions

Our business leverages industry expertise, large data sets and technology to enable our customers to build their businesses by connecting face-to-face and digitally. This enables innovation and generates billions of dollars of revenues for the economic development of local markets and national economies around the world.

Business overview

Exhibitions (RX) combines industry expertise with data and digital tools to help customers connect digitally and face-to-face, learn about markets, source products and complete transactions.

RX has its headquarters in London and has further principal offices in Paris, Vienna, Düsseldorf, Norwalk (Connecticut), Mexico City, São Paulo, Beijing, Shanghai, Tokyo, Singapore and Sydney. RX has 3,300 employees worldwide and its portfolio of events serves 42 industry sectors.

Revenues for the year ended 31 December 2022 were £953m compared with £534m in 2021 and £362m in 2020. In 2022, 19% of RX's revenue came from North America, 47% from Europe and the remaining 34% from the rest of the world on an event location basis.

Over 4.1m participants welcomed the opportunity to build their businesses at our face-to-face events with few remaining restrictions or reservations. RX ran 254 face-to-face events in 22 countries, up from 215 events* in 2021. 2022 was a year of recovery, with the revenue performance of events relative to pre-Covid equivalents improving through the year, and a number of events such as JCK, Infosecurity Europe and Cannes Yachting Festival trading above pre-pandemic levels. By the end of the year, RX was operating without disruption in almost all geographies.

RX continued to grow the number of digital products and their usage by customers in 2022. As face-to-face revenues recovered, digital products grew strongly in 2022 with electronic accounting for 7% of revenue.

RX organises influential events in key markets focused on addressing the needs of the industry, where participants from around the world meet face-to-face to do business, to network and to learn. Its events encompass a wide range of sectors. They include construction, cosmetics, electronics, energy and alternative energy, engineering, entertainment, gifts and jewellery, healthcare, hospitality, interior design, logistics, manufacturing, media, pharmaceuticals, real estate, recreation, security and safety, transport and travel.

RX makes selective acquisitions to enter or increase presence in attractive sectors with high growth potential. RX acquired Big Data London to access the high growth market in data and analytics, and secured the rights to produce the E3 show, strengthening its position in the attractive gaming and interactive entertainment market.

Similarly RX made selective launches to enter new attractive sectors (e.g. Femtech, Tokyo) or extend successful value propositions into new markets (such as Interphex into Korea) or additional calendar slots (such as Nepcon and Admin, HR & Accounting Week into the Autumn).

Market opportunities

RX is well positioned for growth in face-to-face events. This will occur in parallel with an increased use of, and revenue from, digital tools and platforms, both standalone and as part of multi-channel events. These events combined with digital tools and platforms are a key lever for RX customers' businesses and national economies to expand.

Growth in the exhibitions market is influenced both by business-to-business marketing spend and by business investment. Historically, these have been driven by levels of corporate profitability, which in turn has followed overall growth in gross domestic product. Emerging markets and higher growth sectors provide additional opportunities. RX's broad geographical footprint and sector coverage allows it to respond effectively to changes in global trade and capture growth opportunities as they emerge.

As some events are held other than annually, growth in any one year is affected by the cycle of non-annual exhibitions. This cycle has been disrupted, but a new one is being established with fewer events postponed or changing dates.

Strategic priorities

RX's long-term strategic goal is to enable industry communities to conduct business, network and learn through a range of market-leading events and digital tools and platforms in all major geographic markets and higher growth sectors. This allows exhibitors to target and reach new customers quickly and cost effectively, under one roof and with an integrated set of digital tools, resulting in measurably higher value and improved outcomes for its customers.

* excluding around 50 subsidiary events now counted as part of larger events

Organic growth will be achieved by continuing to generate greater customer value by combining the best of face-to-face events with data and digital tools and platforms. RX will continue to seek organic growth through launches that are tightly focused on industries and geographies that are best placed for long term growth.

RX focuses on three main areas that position it for long-term success.

- Digital initiatives: digital tools and platforms have been widely deployed and enhanced to increase the value from restarted face-to-face events

- Operational efficiency: a leaner and more nimble structure is in place, better able to respond to changing circumstances and customer needs. This new structure, RX's global technology platforms and more specialist functions allow RX to accelerate revenue growth, while controlling costs and embedding sustainability throughout the organisation. It also enables a faster and more agile deployment of digital products, new events and process innovation

- Portfolio optimisation: RX actively continues to shape its portfolio through a combination of new launches, strategic partnerships and selective acquisitions in faster growing sectors and geographies

RX is committed to continuously improving customer solutions and experience by developing global technology platforms based on industry databases, digital tools and data analytics. By providing a variety of services, including its integrated web platform, the company continues to increase customer value and satisfaction by proactively putting the right buyers and sellers together on the event floor. Increasingly, digital and multi-channel services such as active matchmaking are becoming a normal part of the customer expectation and product offering, enhancing the value delivered through attendance at the event. Using customer insights, RX has developed an innovative product offering that underpins the value proposition for exhibitors by broadening their options in terms of the type and location of stand they take and the channels through which they can address potential buyers.

RX's digital tools and platforms are being enhanced by a new data lake that integrates internal data with external sources to provide better insights for its customers.

Business model, distribution channels and competition

Over 70% of RX's revenue is derived from exhibitor fees, with the balance primarily consisting of admission charges, conference fees, sponsorship fees and online and offline advertising. Exhibition space is sold directly or through local agents where applicable. RX often works in collaboration with trade associations, which use the events to promote access for members to domestic and export markets, and with governments, for which events can provide important support to stimulate foreign investment and promote regional and national economic activity. Increasingly, RX is offering visitors and exhibitors the opportunity to interact before and after the show using digital tools and platforms such as online directories, matchmaking and mobile apps.

RX is one of the largest global event organisers in a fragmented industry, holding a global market share of less than 10%. Other international exhibition organisers include Informa, Clarion and some of the larger German Messen, including Messe Frankfurt, Messe Düsseldorf and Messe Munich. Competition also comes from industry trade associations and convention centre and exhibition hall owners.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

2022 financial performance

	2021 £m	2022 £m	Change underlying	Portfolio changes	Currency effects	Change
Revenue	534	953	+64%	+12%*	+2%	+78%
Adjusted operating profit	10	162	nm	nm	nm	nm

nm - not meaningful
* includes cycling effects of +14%

Strong revenue growth and a recovery in profitability

Revenue growth was driven by a significant increase in face-to-face activity as exhibition venues reopened across most geographies.

During the year, we continued to manage our event schedule flexibly, responding to changes in local government policies. By the end of the year we were operating without material disruption in most geographies. We made good progress on digital initiatives, with a growing range of digital tools supporting our physical events.

The improvement in profitability reflects the increased activity levels and a lower cost structure in a streamlined portfolio.

2023 outlook

We expect a year of strong underlying revenue growth. The operating result will continue to benefit from the structurally lower cost base, with margins expected to be close to pre-pandemic levels.

Revenue

£953m

Underlying growth **+64%**



Adjusted operating profit

£162m

Underlying growth **nm**



nm – not meaningful

Revenue by format

£953m



Electronic 7%

Face-to-face 93%

Revenue by geographical market

£953m



North America 19%

Rest of world 34%

Europe 47%

Events revenue by source

£953m



Admissions and other 29%

Exhibitor fees 71%

CASE STUDY

EUROBLECH

Great success in challenging market conditions

Bystronic
Innovation
Sustainability

Bystronic is a global leader in sheet metal processing technology, specialising in the automation of the entire cutting and bending process chain. Based in Switzerland, the company is represented in 40 countries and listed on the SIX Swiss Exchange (SIX: BYS).

Bystronic has exhibited at EuroBLECH every year since 1984, regarding it as an important showcase for innovation, demonstration and international sales. Held in Hanover, Germany, EuroBLECH is the world's largest international event for the sheet metal processing industry. Following the postponement of the 2020 edition due to Covid, the global industry came together for the first time in four years at EuroBLECH 2022 (25-28 October) to discover the latest developments in software, automation and sustainable solutions.

Bystronic took the opportunity to present its new sheet metal processing software, smarter and more powerful laser cutting systems, two new mobile pressbrakes, and a consistent focus on sustainability along the entire cutting and bending process chain.

Among other highlights the company unveiled its first sustainability report offering detailed insights into environmental, social and governance activities with a strong focus on driving the decarbonisation of the sheet metal industry. It drew large crowds to its 'Flying Theatre', an immersive cinema experience that showcases Bystronic's vision to position sheet metal as a material of the future through digitalisation and sustainability. And it was delighted to win the EuroBLECH Award in the Automation & Handling category.



+3,800

More than 3,800 people experienced the 4D journey of the Bystronic vision and efforts of a sustainable sheet metal industry in the 'Flying Theatre'

Compared to the last EuroBLECH in 2018, interest in Bystronic proved to be robust and stable. Feedback from customers showed a strong interest in software and automation solutions, as well as in Bystronic's sustainability efforts. By equipping its systems with features and energy-saving components, Bystronic is helping its customers to make their production even more efficient and therefore more sustainable.

Attendees and exhibitors were excited to meet in person again and to take the pulse of the global industry after a challenging few years. The total number of visitors was 38,076, of which 44.5% came with the intention to invest. Despite the difficult and uncertain economic and geopolitical environment, the majority of attendees were positive about new investments, albeit with greater caution.

- In 2022 RX ran 254 face-to-face events in 22 countries, up from 215 events* in 2021
- These RX events helped participants build their businesses by finding new products, suppliers and customers, learning about their industry's innovations and networking effectively
- RX's face-to-face events and brands all have digital and data tools and platforms to extend the reach of the event beyond the exhibition hall and increase the value of participating
- 42 industry sectors are served in 22 countries across the globe

* excluding around 50 subsidiary events now counted as part of larger events



RX

For more information visit relx.com







mipim
Location: France
The world's property market







wtm London 7-9 November 2022
Location: UK
Premier global event for the travel industry







JCK
Location: US
The North American jewellery industry's premier event







mce mostra convegno expocomfort
Location: Italy
International exhibition for companies in the industry of HVAC+R, renewable energy and energy efficiency

in-cosmetics global
Location: France
International exhibition for personal care ingredients

Gifts & Home
Location: China
One of the largest business gifts & home fairs in China

New York Comic Con
Location: US
The East Coast's largest pop culture convention

FIBO
Location: Germany
International trade show for fitness, wellness & health

ADMINISTRATION & HUMAN RESOURCES & ACCOUNTING WEEK
Location: Japan
Japan's one-stop shop for office related products and services



BATIMAT Paris Expo Porte de Versailles 03-06 Oct 2022
Location: France
International trade fair for the building industry

arabian travel market Dubai
Location: UAE
The Middle East's meeting place for the travel trade

METALEX
Location: Thailand
Machine tools and metalworking exhibition serving ASEAN

ISC WEST
Location: US
International Security Conference & Exhibition

NEPCON JAPAN R&D and Manufacturing
Location: Japan
One of the largest & longest standing electronics manufacturing trade shows

Overview
Market segments
Corporate Responsibility
Financial review
Governance
Financial statements and other information

Corporate responsibility

In this section



Contact details
Your views are important to us.
Please send your comments to:
corporate.responsibility@relx.com

Or write to:
Dr Márcia Balisciano
Global Head of ESG and Corporate Responsibility
RELX
1–3 Strand
London
WC2N 5JR
United Kingdom

For more information, visit:
www.relx.com/corporateresponsibility

This report contains the RELX PLC Non-Financial
Information Statement for the purposes of
Section 414CB of the Companies Act 2006.

Our approach to corporate responsibility





Our focus on corporate responsibility and ESG performance underpins the long-term financial health of our business and helps us meet the expectations of all our stakeholders.

Dr Márcia Balisciano
Global Head of ESG and Corporate Responsibility, RELX

CR and risk

In this report we outline our principal risks, which map to our CR priorities, including meeting customer needs, attracting and retaining the right people, maintaining an ethical supply chain and managing climate risks as presented in our Taskforce for Climate-related Financial Disclosure (see CR Disclosure Standards 1). We also indicate our alignment with the Sustainability and Accounting Standards Board (see CR Disclosure Standards 2).

We review the implications of our identified risks to ensure appropriate mitigation. For example, one strategic risk is customer acceptance of our products and services; we must therefore make certain they are reliable and high quality, responding to the views expressed through customer feedback programmes, including Net Promoter Score, and access initiatives to ensure those who might benefit from our products and services can do so. In this way, we minimise risk of financial loss and damage to our corporate reputation.

Corporate responsibility (CR) and environmental, social and governance (ESG) performance begins with the purpose of the company.

RELX is a global provider of information-based analytics and decision tools for professional and business customers, enabling them to make better decisions, get better results and be more productive.

Our purpose is to benefit society by developing products that help researchers advance scientific knowledge; doctors and nurses improve the lives of patients; lawyers promote the rule of law and achieve justice and fair results for their clients; businesses and governments prevent fraud; consumers access financial services and get fair prices; and customers learn about markets and complete transactions.

Our purpose guides our actions beyond the products that we develop. It defines us as a company. Every day across RELX our employees are inspired to undertake initiatives that make unique contributions to society and the communities in which we operate.

To be a leading company requires acting with CR; that is, with the highest ethical standards, while channelling our strengths to make a positive difference for society. To us, CR is not a programme or

prescriptive set of activities, it is how we do what we do on a daily basis. It is the responsibility of everyone at RELX.

CR gives us long-term sustainable competitive advantage. It inspires confidence in our stakeholders, and provides a 'license to operate' in the communities in which we live and work. It underpins our business strategy to deliver improved outcomes for our customers by combining content and data with analytics and technology across global platforms and helps us build leading positions in our markets by leveraging our skills and assets.

We align the objectives we set for our unique contributions, as well as those for the significant areas that affect all companies – governance, people, customers, community, supply chain and environment – with the United Nations Sustainable Development Goals (SDGs) to support the achievement of these 17 global goals by 2030.

We believe in timely, comprehensive reporting (see CR Disclosure Standards 2 and 3 for how we align with key standards, including the Sustainability Accounting Standards Board and the Global Reporting Initiative). Key non-financial metrics for environment, people and supply chain are assured by EY. Corporate Citizenship assure our community disclosures against the Business for Societal Impact (B4SI) Framework. Full assurance statements are available at **www.relx.com/additional-cr-resources**. CR is an integral part of the statements of the Chair, CEO and CFO (see pages 3, 4, and 82-87).

We pursue robust governance of CR and ESG issues for which the CEO is directly responsible to the Board. The leaders of our four businesses are held to account by the CEO, reinforced by objective setting and monitoring by our CR Forum and the involvement of over 3,500 colleagues in our internal CR networks (page 33).

Sustainable Development Goals (SDGs)

We're committed to doing our part to advance these essential objectives for the world. Throughout the Corporate Responsibility section of this report, SDG icons highlight the SDGs relevant to the content.

Visit the RELX SDG Resource Centre
www.sdgresources.relx.com



RELX
SDG Resource Centre

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

The Corporate Responsibility Report is an integral part of our Annual Report and Financial Statements. This section highlights performance against our 2022 corporate responsibility objectives.

Non-financial information statement

RELX is required to comply with the reporting requirements of Sections 414CA and 414CB of the Companies Act 2006, which relate to non-financial information. The list below outlines where this information can be found:

Reporting requirement:

Environmental matters	63-72, 73-78
Employees	44-49
Social matters	32-39
Human rights	32-39, 44-49, 59-62
Anti-corruption and anti-bribery matters	40-43, 59-62
Policies, due diligence processes and outcomes	40-43, 59-62
Description and management of principal and emerging risks and impact of business activity	88-95
Description of business model	5-9
Non-financial metrics	31

Directors' duties and Section 172 Statement

The Directors of RELX PLC – and those of all UK companies – must act in accordance with their duties under the Companies Act 2006 (the Act). These include a fundamental duty to promote the success of the Company for the benefit of its members as a whole. The Board of RELX PLC, and its individual members, consider that they have done so for the year ending 31 December 2022.

Details of how the Board and its Directors have fulfilled these duties can be found throughout this 2022 Report, and therefore the following sections have been incorporated by reference into this Section 172 Statement and, where necessary, the RELX 2022 Strategic Report:

Business model and strategy	5-9
Corporate responsibility report	28-80
Principal risks	88-95
Culture and workforce policies	104-106
Board decision-making	106-108
Stakeholder engagement	109-112

Section 172 of the Act requires the Directors to have regard to, among other matters, the interests of the Company's stakeholders in working to promote the success of the company. The Board recognises the importance of building and maintaining sound relationships with RELX's key stakeholders in order to achieve its business aims. Among the Group's many and varied stakeholders, the Board has identified investors, employees, customers, suppliers and the communities in which we operate, as the Company's key stakeholders. Given its size, diversity and global business, stakeholder engagement takes place at all levels across the Group. To ensure adequate visibility of key stakeholder views, the Board received a detailed overview in the year covering engagement channels and activities the Company has with each of its key stakeholders.

In 2022, the Board also continued to oversee our substantial corporate responsibility activities, and maintained its focus on RELX's environmental, social and governance (ESG) performance. The Board's oversight on ESG matters is detailed on page 107 as part of Board activities, and page 111 as part of the Board's engagement with the communities in which we operate.

2022 key corporate responsibility data

	2018	2019	2020	2021	2022
Revenue (£m)	7,492	7,874	7,110	7,244	**8,553**
People					
Number of full-time equivalent employees (year end)	32,100	33,200	33,200	33,500	**35,700**
Percentage of women employees (%)^	51	50	50	50	**50**
Percentage of women managers (%)^	42	42	42	44	**44**
Percentage of women senior leaders (%)[1]^	28	30	28	30	**31**
Percentage of ethnic minority US/UK managers (%)^			17	19	**19**
Percentage of ethnic minority US/UK senior leaders (%)[1]^			9	10	**12**
Community[2]					
Total cash and in-kind donations (products, services and time (£m))	8.7	9.2	9.2	10.4	**12.3**
Market value of cash and in-kind donations (£m)	17.6	18.7	17.6	20.6	**22.6**
Percentage of staff volunteering (%)[3]	42	45	26	32	**36**
Total number of days volunteered in company time	11,720	12,127	6,821	10,362	**12,830**
Health and safety (lost time)[4]					
Incident rate (cases per 1,000 employees)^	0.28	0.50	0.11	0.07	**0.17**
Frequency rate (cases per 200,000 hours worked)^	0.03	0.06	0.01	0.01	**0.02**
Severity rate (lost days per 200,000 hours worked)^	0.69	0.69	0.07	0.02	**0.36**
Number of lost time incidents (>1 day)^	8	14	3	2	**5**
Socially Responsible Suppliers (SRS)					
Number of key suppliers on SRS database[5]^	348	354	412	359	**724**
Number of independent external audits^	84	93	99	111	**119**
Percentage signing Supplier Code of Conduct (%)[6]^	89	91	91	96	**87**
Environment[7]					
Total energy (MWh)^	190,145	176,682	142,098	125,095	**117,997**
Renewable electricity purchased (MWh)[8]^	125,707	135,710	120,710	105,793	**98,013**
Percentage of electricity from renewable sources (%)[8]^	78	91	100	100	**100**
Waste sent to landfill (t)[9]^	962	804	210	150	**73**
Percentage of waste diverted from landfill (%)[9]^	83	81	91	93	**97**
Water usage (m^3)^	346,408	344,304	226,509	183,575	**156,734**
Climate change (tCO$_2$e)[7]					
Scope 1 (direct) emissions^	8,126	8,498	5,217	5,644	**5,211**
Scope 2 (location-based) emissions^	75,194	69,616	53,740	44,051	**37,270**
Scope 2 (market-based) emissions^	16,818	18,384	11,384	8,321	**8,952**
Scope 3 (business flights) UK BEIS methodology[10]^	68,363	62,254	18,652	5,032	**21,616**
Scope 3 (business flights) Cirium methodology[10]	34,163	37,142	8,561	3,133	**10,417**
Scope 1 + Scope 2 (location-based) emissions^	83,320	78,114	58,957	49,695	**42,481**
Scope 1 + Scope 2 (location-based) + Scope 3 (flights) emissions^	151,683	140,368	77,610	54,727	**64,097**
Scope 1 + Scope 2 (market-based) + Scope 3 (flights) emissions^	93,306	89,136	35,254	18,996	**35,779**
Paper					
Production paper (t)^	35,555	34,599	36,259	40,910	**28,466**
Sustainable content (%)[11]^	90	96	92	98	**99**

1   We define senior leaders as colleagues with a management grade of 17 and above. People figures for 2020 and 2021 have been restated accordingly. Previously we defined senior leaders as either a) colleagues with a management grade of 17 and above, based on our job architecture framework developed with external input and b) colleagues with a management grade of 16 (and above) with a hierarchy of 4 (or 5 in some circumstances) reporting levels from the CEO.
2   Data reporting methodology assured by Business for Societal Impact (B4SI). Reporting period covers 12 months from December 2021 to November 2022.
    See B4SI assurance statement at www.relx.com/additional-cr-resources.
3   All Group employees can take up to two days off per year, coordinated with line managers, to work on community projects that matter to them. Number of staff volunteering reflects the number of staff using their two days, as well as those who participated in other Company-sponsored volunteer activities.
4   Accident reporting covers approximately 82% of global employees.
5   We continue to refine our supplier classification and hierarchy data, contributing to changes in the number of suppliers we track year-on-year.
6   Signatories to the RELX Supplier Code of Conduct include suppliers who have not signed the Supplier Code, but have equivalent codes. These suppliers are subject to the same audit requirements as Supplier Code signatories.
7   We compensated for emissions in Scope 1, Scope 2 and Scope 3 (work-related flights, hotels, cloud computing, home-based working and commuting) by purchasing offsets. Climate change and environmental data (carbon, energy, water, waste) covers the 12 months from December 2021 to November 2022. Previous years have been restated to include the one RX managed event venue.
8   We purchase renewable electricity on green tariffs at locations in the UK and the Netherlands. US Green-e certified Renewable Energy Certificates (RECs) are applied to electricity consumption in the US. US Green-e certified RECs are also purchased to equal 100% of the electricity consumption outside the US; we do not apply any market-based emissions factors on this portion of electricity consumption.
9   Waste sent to/ diverted from landfill from reporting locations excluding estimates.
10 Covers all flights booked through our corporate travel partner. BEIS methodology uses the UK Government RF Conversion factors. Further details on the Cirium methodology are available on page 9.
11 Percentage of paper in Book Chain Project graded 3 or 5 (known and responsible sources) or certified to FSC or PEFC.
^   Data assured by EY.

Reporting guidelines and methodology are available on **www.relx.com/additional-cr-resources**

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Prioritising key issues

To understand which issues we should focus on, we consider our business priorities and engage regularly with stakeholders. Examples of our stakeholder engagement can be found at  **www.relx.com/additional-cr-resources**.

Every two years, we formally ask stakeholders to assess our impact areas. In 2021 CR consultancy, Carnstone, contacted over 270 stakeholders – including investors, employees and suppliers – to rank 14 issues we consider important to the business. All 14 CR priorities were rated as either significant or very significant by 26% or more of respondents (as a minimum), indicating that we are focusing on issues they believe are critical for us. Their ranking of our top priority issues are reflected in the table below.

Ranking no.	Impact on society and the environment	Impact on RELX
	Priority issues:	Priority issues:
1	**RELX unique contributions to society**	**Having the right people**
2	Access to information	Data privacy and security
3	Managing environmental impacts	Responding to customer needs
4	Health, safety and well-being	RELX unique contributions to society
5	Responding to customer needs	Governance and ethical practice
6	Having the right people	Health, safety and well-being
7	Promoting diversity	Editorial standards
8	Governance and ethical practice	Promoting diversity
9	Transparent, comprehensive reporting	Access to information
10	Data privacy and security	Transparent, comprehensive reporting
11	Editorial standards	Managing environmental impacts
12	Sustainable supply chain	Tax, pensions and investments
13	Supporting our communities	Sustainable supply chain
14	Tax, pensions and investments	Supporting our communities

#1

Unique contributions
Ranked by stakeholders as our primary impact on society and environment

#1

Having the right people
Ranked by stakeholders as the primary impact for RELX

Engagement

Employees are our primary internal stakeholders and we involve more than 3,500 colleagues across RELX in our CR networks, who in turn reach more people across the Company. Examples of how we engage with our stakeholders are available at  **www.relx.com/additional-cr-resources**.

Our external stakeholders

Investors   Government   Customers   NGOs   Local communities   Suppliers   Industry networks

Our internal stakeholders



3,500
participants in CR networks

31
countries

Examples of our internal stakeholders

- Socially Responsible Supplier Group
- Accessibility Working Group
- Mental Health First Aiders
- SDG Champions
- Disaster and Emergency Relief Working Group
- Rule of Law Working Group
- Inclusion Council
- RX Sustainability Steering Group
- Inclusion Working Group
- RELX Cares Champions
- Carbon Fund Governance Group
- Customer Quality Assurance Network
- Elsevier Accessibility Guild
- Modern Slavery Act Working Group
- Employee Resource Groups
- Green Teams
- Environmental Champions
- CR for Customers
- Well-being Champions

Commitment to the United Nations Global Compact

The United Nations Global Compact (UNGC) links businesses around the world with UN agencies, labour and civil society in support of Ten Principles encompassing human rights, labour, the environment and anti-corruption. Each year, we work to further UNGC principles within RELX and in our supply chain. In the year we demonstrated leadership as one of 850 early adopters of the new Enhanced Communication on Progress, among more than 18,000 signatories. We contributed to the UNGC Expert Network and key SDG working groups on Modern Slavery, Diversity, Equality and Inclusion and Transformational Governance and shared our expertise as panelists at UNGC events, including the 2022 UK Climate Action Summit. Our Global Head of ESG and CR serves as the Chair of the UNGC UK Network and on the Board of the Foundation for the Global Compact, which provides financial, operational and programmatic support to the UNGC.

The UNGC is a partner of the RELX SDG Resource Centre, which features UNGC content. The UNGC UK Network was a partner on the virtual RELX SDG Inspiration Day, which brought together over 400 representatives from business, the investor community, academia, non-profit organisations and civil society to inspire action and collaboration to advance the global goals.

🖥 For how we put the Ten Principles into practice over the past year, see our Communication on Progress at **www.unglobalcompact.org/what-is-gc/participants/7909.**



Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

2022 awards for excellence

Our employees, products and shows are regularly recognised for excellence. In 2022, for example:

Risk



LexisNexis Risk Solutions was named Best Cybersecurity Provider by Waters Rankings for LexisNexis ThreatMetrix



LexisNexis Risk Solutions was awarded Best Solution Anti-fraud at the Regulation Asia Awards for Excellence 2022

Scientific, Technical & Medical



Elsevier's Reaxys won Data Engineering Excellence at Analytics India Magazine's Data Science Excellence Awards



Elsevier won the Customer Centric Culture category at the European Customer Centricity Awards

Legal



LexisNexis Legal & Professional's Center for Automation and Process Excellence (CAPE) won Best Digital Transformation Project at the Global OPEX Awards



The CEO of LexisNexis Legal & Professional South Africa, Videsha Proothveerajh, received the Woman in Tech award at the 2022 Africa Tech Week Awards

Exhibitions



RX won three awards for Best Global Culture, Best Marketing Team and Best Leadership Team at the Comparably Awards



RX won the Trade Show News Network Comeback Award for JCK, the world's largest jewelry trade show

2022 ESG recognition



MSCI ESG Ratings
• AAA rating



Sustainalytics ESG Risk Rating
• Global universe: 11th out of 14,000+
• Sector (media): 1st out of 284

Sustainability Award
Bronze Class 2022
S&P Global

S&P Global Sustainability Yearbook
• Bronze class distinction



Tortoise Responsibility100 Index
• 4th out of 100



Dow Jones Sustainability Index
Included in
• World



FTSE4Good Index Included in:
• FTSE4Good Europe Index
• FTSE4Good UK Index



STOXX Global ESG Leaders Indices
• Included



ECPI Indices
• Included



CDP
• Climate programme score: B
• Water programme score: B



SOCOTEC ISO14001
• Group certification



Workplace Pride Global Benchmark
• Awarded Advocate status



Bloomberg's Gender-Equality Index
• Included

Relevant SDGs

Our unique contributions

Our unique contributions are how we make a positive impact on society in the conduct of our business.

 **Universal, sustainable access to information**

 **Advance of science and health**

 **Protection of society**

 **Promotion of the rule of law & access to justice**

 **Fostering communities**



Santiago Espinoza
Director, Market Planning
LexisNexis Risk Solutions



Lack of access to sustainable credit is one of the biggest challenges in fighting poverty and increasing economic opportunity in emerging markets. Our products are helping to address this challenge.

2022 PERFORMANCE

Meaningful support of SDG 10 by expanding financial inclusion pilots in low-income countries; use of products and services to reduce online fraud and identity theft

Financial inclusion is essential to the SDGs. With adequate wages and access to appropriate financial tools, citizens are lifted out of poverty, (SDG 1); avoid hunger (SDG 2); have better health (SDG 3); are more likely to receive quality education (SDG 4); and more women are likely to aid the financial well-being of their communities (SDG 5), among other SDG benefits.

However, according to Global Findex estimates, published by the World Bank in 2021, 1.7bn adults in the world lack an account with a financial institution or a mobile money provider. A joint study by McKinsey and the IFC estimates that micro and small enterprises face a $2tn credit gap,

which slows economic growth. The challenge of financial inclusion is often magnified in low-income countries, given gaps in identity verification and credit risk assessment.

Risk uses alternative credit data, such as professional licenses, asset ownership, higher education data and other public records to help lenders better assess borrowers ensuring consumers are not underestimated while addressing the problem of 'credit invisible' people, those with no credit record.

In 2022, Risk launched Decision Trust, leveraging global intelligence on consumer behaviour to help lenders determine the fraud risks associated with a credit application; enabling greater financial inclusion for those lacking sufficient credit history with local credit bureau databases. Alternative data modelling has allowed customers to increase their acceptance rates by up to 500% because they now have visibility into previously excluded population groups. Decision Trust is opening up opportunities for customers to engage with otherwise credit-invisible candidates who represent roughly 75% of the adult population in emerging markets around the world. Decision Trust has a pipeline of 58 initiatives across various markets, including Chile, Colombia, Indonesia, Mexico, Peru, South Africa and Vietnam.

Risk

LexisNexis Risk Solutions' (LNRS) products and services align with SDG 16 (Peace, Justice and Strong Institutions) and SDG 10 (Reduced Inequalities), among others. Our products and services help citizens access vital government benefits, protect society by detecting and preventing fraud across a range of business sectors and at US government levels, and help law enforcement keep communities safe. We have established data privacy principles, governance structures and control programmes designed to ensure data privacy requirements are met and personally

identifiable information is protected, and individuals' privacy concerns are addressed across all jurisdictions where we operate. We work with established privacy advocacy groups, federal and state legislators and other interested parties and always operate within relevant legal, regulatory, ethical and best practice frameworks.

In 2022 Risk combined Artificial Intelligence (AI) with a host of complex fraud signals to better predict when an online banking user is about to send a payment to a fraudster. Following trials with two major UK banks, there was a 120% increase in

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

detection of in-progress authorised push payment fraud among online banking customers. In 2022, LexisNexis Financial Crime Digital Intelligence, a financial crime compliance solution that leverages digital identity data to transform compliance workflows, was recognised with Aite-Novarica Group's 2022 Anti-Money Laundering Impact Award which recognises organisations and vendors for new and disruptive financial crime solutions that most effectively and efficiently counter escalating financial crime threats.

The ADAM programme was developed and donated by LNRS in 2000 to help the National Center for Missing and Exploited Children (NCMEC) find missing children. ADAM technology, which is maintained and enhanced by LNRS employees, distributes missing child alert posters to law enforcement, hospitals, retail, businesses and the public within specific geographic search areas. In 2022, ADAM distributed 1.5m poster alerts in over 1,880 missing child cases that helped NCMEC resolve over 1,300 missing child cases.

Scientific, Technical & Medical

Elsevier plays an important role in advancing human welfare and economic progress through its science and health information, which spurs innovation and enables critical decision-making. Among others, Elsevier makes a significant contribution to SDG 3 (Good Health and Well-Being), SDG 5 (Gender Equality), SDG 10 (Reduced Inequalities) and SDG13 (Climate Action).

To broaden access to its content, Elsevier supports programmes in places where resources are often scarce. Among them is Research4Life, a partnership with UN agencies and over 200 publishers; we provide core and cutting-edge scientific information to researchers in 125 low-and middle-income countries. As a founding partner and leading contributor, Elsevier provides around 15% of the material available in Research4Life, encompassing approximately 5,000 journals and 30,000 e-books.

In 2022, there were over 1.5m Research4Life downloads from ScienceDirect. In serving the global scientific research community, Elsevier published over 600,000 articles in 2022.

In 2022, the Elsevier Foundation advanced Research4Life's new Country Connectors initiative which aims to heighten awareness and use of Research4Life content, building communities of users by establishing national focal points in Bhutan, Eswatini, Ghana, Kenya, Liberia, Sierra Leone and Tanzania. Connectors are creating tailored networking, information skills building and promotion, empowering users to drive change in their communities.

To bridge the clinical practice gap in low-income countries, the Elsevier Foundation continued its partnership with Amref HealthAfrica's LEAP programme which scales mobile learning for healthcare workers in Ethiopia. Elsevier data scientists are working with long-standing partner, Datakind, to build predictive analytics capacity to help Amref understand how its platform engages learners and health outcomes.

SSRN is Elsevier's preprint and early-stage research platform. It enables researchers around the world to openly share their work so that it's freely available to others in their field and the wider research community, promoting discussion, collaboration and the exchange of ideas. In 2022, SSRN exceeded 1m papers on the platform with over 200m content downloads.

▸ # 1.5m+
Research4Life downloads from Elsevier's ScienceDirect

▸ # 5,000+
Elsevier journals available through Research4Life

Meaningful support of SDG 3 and SDG 10 by championing inclusive health and research through global partnerships

Focus on a range of projects including the Sansum Diabetes Research Institute's Latino community scientists and the Black Women's Health Alliance to improve health care outcomes and reduce health disparities for African American and other minority women and families in Philadelphia.

The Elsevier Foundation works to help underserved communities around the world achieve better health outcomes and a more sustainable research ecosystem.

Latino communities in the United States are disproportionately burdened by obesity and type 2 diabetes, and the many serious associated medical complications. Between 2020 and 2022, the Elsevier Foundation partnered with the Sansum Diabetes Research Institute to evaluate the therapeutic benefits, acceptability and dissemination of a culturally tailored, diet-focused lifestyle therapy programme. The project trained bilingual community health workers (Especialistas) to conduct diabetes outreach within Latino communities. They provided wearable digital health technologies, such as continuous glucose monitoring devices and activity and sleep trackers, and explained processes and



results in lay terms. Using validated questionnaires to capture associated psycho social data from participants, the studies are assessing the clinical effectiveness of lifestyle therapy programmes among Latino adults.

The Black Women's Health Alliance aims to improve healthcare outcomes and reduce health disparities for African American and other minority women and families in Philadelphia through advocacy, education, research and support services. Its Millennial Sister Circle uses holistic approaches to health and well-being to support African American women in Philadelphia, aged 18-39 years. In 2022, they introduced a four-chapter curriculum covering a range of issues including stress management, trauma and depression, and financial health, with an emphasis on health-prioritised lifestyle. A dedicated app, e-modules, and a resource guide supported five virtual sessions in the year.

Legal

LexisNexis Legal & Professional (LNL&P) advances SDG 16 (Peace, Justice and Strong Institutions) through its products and services that promote the Rule of Law. The LNL&P global legal and news database contains 144bn documents and records providing transparency of the law in more than 150 countries, with some 1.2m new legal documents added daily.

Through its content, data and analytics, LNL&P supports the four components of the Rule of Law: transparency of law, equality under the law, independent judiciaries and accessible legal remedy.

Legal has partnered with the International Bar Association (IBA) on the eyeWitness to Atrocities App, which allows human rights defenders to document and report human rights abuses in a secure and verifiable way so information can be used as admissible evidence in relevant forums such as the International Criminal Court of Justice. LNL&P utilises its premium data hosting capabilities to provide a secure repository for the information collected, with over 40,000 photos and videos uploaded to date, including over 20,000 relating to allegations of Human Rights abuses and crimes against humanity in Ukraine. In 2022, we provided support for the creation of a Ukrainian language version of the app.

In 2022, Legal, in partnership with the LexisNexis Rule of Law Foundation (LNROLF) and the Ukrainian National Bar Association, developed the LexisNexis Legal Aid Portal – Ukraine. The portal allows law firms and corporations to offer legal jobs and complimentary legal assistance to Ukrainian lawyers, enabling them to receive help from anywhere in the world.

Legal, in partnership with the LNROLF, also launched the LexisNexis US Voting Laws and Legislation Centre in 2022. This tool, created by a LexisNexis team of over 50 employees, provides free public access to over 40,000 US state and federal voting laws and related legislative changes, providing unbiased, non-partisan information for understanding current laws, and changes over time.

Legal launched a new ESG tracker in 2022 that leverages Nexis Newsdesk to allow users to explore ESG trends and conduct customisable searches. It includes a search bar delivering the top 15 ESG-related news stories sourced in real time, drawing on nearly 100,000 news sources written in over 90 languages. The ESG tracker allows users to create comparisons between their ESG efforts and those of competitors.

In 2022, the LNROLF completed a multi-year project in support of the Defence Bar of Indonesia. Along with experts from the International Legal Foundation and the Attorney General Alliance, LNROLF facilitated training for defence lawyers and prosecutors on why input from both are essential to a fair trial. In addition, legal colleagues reviewed and supported the relaunch of a Human Rights Assessment Tool for Oxfam which allows citizens to protect their rights by providing details on their human rights status to government authorities.

Since 2008, LNL&P has partnered with industry associations to recognise individuals and organisations for their commitment to the Rule of Law. 2022 award honourees include Ghana's Yorm Ama Abledu, recipient of the Outstanding Young Lawyer Award, jointly established by LNL&P and the IBA Young Lawyers Committee, for her demonstrable passion for mentoring the next generation of African legal professionals. In 2022, LNL&P also partnered with the IBA to establish the IBA Rule of Law Forum/LexisNexis Rule of Law Lifetime Achievement Award, which was presented to Benjamin B. Ferencz, for his dedication to the Rule of Law.

▶ 40,000+
Photos and videos uploaded to eyewitness to Atrocities

▶ 1.2m+
New legal documents added daily to LexisNexis

2022 PERFORMANCE

Meaningful support of SDG 16 through advancing a legislative review project with the UK National Crime Agency and the International Centre for Missing and Exploited Children on child sexual abuse reporting and data sharing across nine countries

The LexisNexis Global Legal Team volunteered their time and expertise to develop a research piece on the legislation that companies operate within that may impact child sexual abuse reporting and data sharing. The team included colleagues from Australia, Canada, Germany, Hong Kong, the Philippines, Singapore, South Africa, the UK and the US. Research was conducted on data protection sharing and legal reporting obligations in 84 jurisdictions across the globe in support of a project that the UK National Crime Agency coordinated with the International Centre for Missing and Exploited Children.



This project is a great example of how we leverage our core business assets, our people, their expertise, and their passion, to advance the Rule of Law.

Nigel Roberts
VP Global Associations, LexisNexis Legal & Professional and VP LexisNexis Rule of Law Foundation

Exhibitions

RX events strengthen communities and supports the SDGs, including SDG 11 (Sustainable Cities and Communities) and SDG 10 (Reduced Inequalities). In addition, RX events support SDG 13 (Climate Action) by allowing customers to conduct business more efficiently in a single setting, avoiding the need to travel and expend more emissions in order to see customers individually.

RX saw a strong return to face-to-face events in 2022. According to RX's 2022 Customer Mindset Tracking Study, face-to-face business remains a key priority for customers looking to rebuild supply chains, renew their order books, and grow their businesses in a post/late Covid-19 world. 75% of small and medium enterprises which have been hardest hit by the absence of live marketplaces over the past two years, said trade events offered them something that they cannot get elsewhere. Returning customers also took advantage of new RX digital and data analysis tools to source business solutions and suppliers, capture more leads, and analyse and improve their event performance.

In 2022, as part of its five-year, $1m commitment to racial equity, RX supported two new charity partners: The Research in Color Foundation, a US-based, non-profit organisation which seeks to diversify economics through mentoring and financial support; and the GO Foundation in Australia, which creates opportunities for indigenous youth through educational scholarships, cultural connection days and mentoring.

At the 2022 MIPTV television market, RX France presented its third annual MIP SDG Award which honours media companies for their contribution to delivering the SDGs. The 2022 award was presented to Association of Commercial Television and VOD Services in Europe, in recognition of its work combatting the spread of online disinformation. Junk Kouture received the first MIP SDG Innovation Award for encouraging young people to create high fashion from recycled materials. The event also features the MIPCOM Diversify TV Excellence Awards, now in their sixth year, to honour the most compelling creators, characters and stories promoting diversity and inclusion on-screen. Among them were Pour toi Flora, a Radio Canada drama that explores the legacy of the trauma inflicted on Canada's indigenous communities and Exceptional, a teen drama about a girl with autism, from Israel's Kan 11.

Building on the success of its US programme for guests with disabilities, ReedPop introduced an accessibility programme at MCM Comic Con London for the first time in 2022 to ensure all fans had an equally rewarding experience. This included special assistance stickers and carer passes, special assistance lanes for entry to the venue, show floor and main stages, and British Sign Language interpreters for selected panels. The team also provided a dedicated 'Reset Room', staffed by volunteers from the mental health charity Gaming the Mind, for anyone feeling anxious, overstimulated or simply needing time out.

2022 PERFORMANCE

Meaningful support of SDG 11 including a focus on show content supporting net zero and the transition to a low-carbon economy



As a founding signatory of the UFI Net Zero Carbon Events initiative, RX attended COP 27 in Sharm El Sheik in November to launch the global event industry's Sustainable Roadmap. In the year, RX also established an internal Global Sustainability Council to drive its own roadmap to net zero and published a sustainability playbook for event teams.

Sustainability topics are embedded into a range of shows. For example, the National Hardware Show, Las Vegas, featured HABITAT, a new curated showcase for sustainable ideas and technologies at home. HABITAT educated buyers on what to look for when sourcing sustainable products and flagged opportunities for retailers in this rapidly growing market.

The Sustainability Corner at In-cosmetics Global provided an interactive educational area where participants could present sustainable ingredients and technologies to potential partners. The 2022 edition in Paris welcomed over 44 exhibitors (up from 29 in 2019), reflecting growing momentum towards a more conscious beauty industry.

Ahead of Batimat, the world's largest event dedicated to building and construction, RX embarked on a Low Carbon Construction Tour of 12 European and African cities to raise awareness of low-carbon solutions for the construction industry.

Working in partnership with the China Nonferrous Metals Processing Industry Association, Aluminium China 2022 delivered its annual 'Aluminium Packaging Public Welfare

Zone' to showcase sustainable advantages of aluminium packaging. The zone featured interactive can recycling, and visitors were invited to redeem environmentally friendly aluminium cans. As they did, they helped illuminate a carbon footprint tree. Some 1,000 cans were collected during the three day event.



Our global portfolio of energy business events offer a platform for thought leadership, and a showcase for clean energy transition.

Helen Sheppard
Sustainability Director, RX

Across RELX

Recognising that across RELX we have products, services, tools and events that advance the UN's 17 SDGs, we created the free RELX SDG Resource Centre in 2017 to advance awareness, knowledge and implementation. Since 2017, we have made over 1,500 journal articles and book chapters free to access via the RELX SDG Resource Centre which would have otherwise cost over £3m to make open access.

We held our annual RELX SDG Inspiration Day in the year with a focus on SDG16, Peace, Justice and Strong Institutions, giving thought leaders, corporate representatives, investors, governments, and NGOs a common platform to discuss challenges and opportunities for collaboration. Keynote speakers included former Secretary General of the United Nations, Ban Ki-moon, and legendary musician and political activist, Sir Bob Geldof.

2022 marked the twelfth year of the RELX Environmental Challenge, focused on providing improved and sustainable access to water and sanitation where it is presently at risk. The $50,000 first prize winner was Caminos de Agua, a US charity operating in Mexico which develops low-cost, community-run groundwater treatment systems that remove arsenic and fluoride from community water supplies. The $25,000 second prize winner was MSABI, a Tanzanian organisation with a subscription-based model for maintaining community water pumps. For more information see page 69.

2022 PERFORMANCE

Advance the SDGs by increasing the number of research articles available on the RELX SDG Resource Centre

In 2022 we increased the number of research articles on the RELX SDG Resource Centre by 24% and added 650 new content items. We published 18 special issues in 2022 featuring curated articles, book chapters and other content on specific topics. This included a humanitarian special issue in the wake of the invasion of Ukraine and other crises which had more than 27,000 page views. Ahead of COP27 in November we also released a climate change special issue, which included a curated list of 110 Elsevier journal articles and book chapters to inspire positive environmental action and further climate research. We closed the year with more than 155,082 unique users, a 16% increase over 2021.



▶ **3,200+**

Research articles available on the RELX SDG Resource Centre

2023 objectives	By 2030
Protection of society – SDG 10 (Reduced Inequalities): Expansion of financial inclusion efforts in Africa and APAC working to provide lenders with improved risk information from alternative credit data to benefit more people **Advance of science and health** – SDG 10 (Reduced Inequalities and SDG 13 (Climate Action): Global partnerships to advance an inclusive approach to climate action, including with the World Academy of Sciences to support women scientists in the Global South working to address climate change **Promotion of the rule of law and access to justice** – SDG 16 (Peace, Justice and Strong Institutions): Advance the United Nations Global Compact's SDG 16 Business Framework on Inspiring Transformational Governance to promote business understanding and implementation of SDG 16 **Fostering communities** – SDG 13 (Climate Action): Progress Net Zero Carbon Events initiative, including by reporting the net zero pathway for RX shows **Universal, sustainable access to information** – Increase the number of unique users of the RELX SDG Resource Centre by 15% over 2022	Use our products and expertise to advance the SDGs, among them: SDG 3 (Good Health And Well-Being) SDG 10 (Reduced Inequalities) SDG 13 (Climate Action) SDG 16 (Peace, Justice And Strong Institutions) Enrich the SDG Resource Centre to ensure essential content, tools and events on the SDGs are freely available to all

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Relevant SDGs



Corporate responsibility governance

Good governance allows us to make appropriate decisions in a manner that weighs economic considerations alongside the risk and impact on our business operations and our stakeholders.

CR Governance and reporting

Our Board recognises the importance of maintaining high standards of corporate governance, which underpins our ability to deliver consistent financial performance, and value to our stakeholders, consistent with RELX's culture of integrity. The Board has oversight responsibility of RELX's corporate governance and their role and function is explained fully in the Corporate governance section (see pages 98 to 151). The Audit Committee of the Board regularly reviews ethics issues. In addition, the Chief Legal Officer (CLO) and Company Secretary is responsible for ethics issues as a member of the RELX executive committee. The Chief Compliance Officer and Corporate General Counsel reports to the CLO and presents to the Board annually on the status of our ethics policies and implementation.

Governing policies set out our stance on key issues and are publicly available at **www.relx.com/cr-downloads**. These include the RELX Code of Ethics and Business Conduct, the Code of Ethics for Senior Financial Officers, the Supplier Code of Conduct, Tax Principles, Privacy Principles, Inclusion and Diversity Policy, Health and Safety Policy, Editorial Policy, Quality First Principles and Product Donation Policy.

Hitomi Hibino
Assistant Company Secretary, RELX

Strong corporate governance ensures a business has effective decision-making processes and controls in place so that the interests of all stakeholders are balanced. It is fundamental to the way RELX operates, and this is clearly visible in our culture of integrity and trust.

Our values

We monitor the progress of each business in embedding our values.



Customer focus | Valuing our people | Innovation | Passion for winning | Boundary-lessness

Our CR governance framework

The CEO has responsibility to the Board for CR. They and senior management, as well as the CR Forum, chaired by a senior leader and involving individuals representing key functions and business areas, set and monitor CR performance. This includes our annual and longer term CR objectives, which reflect the views of a range of internal and external stakeholders. More information can be found on **www.relx.com/additional-cr-resources**. The Global Head of ESG and CR provides formal updates to the Board and engages on key issues with senior managers, who have CR-related Key Performance Objectives (see page 126).



Board
CEO
Business area CEOs
CR Forum
Global Head of ESG and Corporate Responsibility and CR Team
Compliance Committees
RELX CR networks

Helping our people pursue the highest ethical standards

RELX is committed to fostering a culture of integrity. Doing the Right Thing is more than a phrase at RELX, it embodies principles that represent RELX's culture of integrity. It includes ensuring respect for one another, incorporating ethics in all our actions; growing our business with integrity; holding ourselves and each other accountable; and taking time to ask questions and report concerns.

Doing the Right Thing is underpinned by clear actions for employees, among them, being honest in our dealings with others; respecting the law, our policies and colleagues; and courageously speaking out for what is right. RELX in turn provides supporting training and resources; enables a culture where people can feel comfortable speaking up and experience no retaliation when they do; and ensures concerns are listened to and acted on in a fair and timely manner.

The pillars of our compliance activities are risk assessment; policies and procedures; training and communications; investigations and remediation; and monitoring of internal controls. Accordingly, the RELX Operating and Governance Principles describe the processes, policies, and controls to manage risk. We engage in a legal and compliance risk assessment twice a year to identify the top legal and compliance risks to the Company.

Our Code of Ethics and Business Conduct (the Code) sets the standards of behaviour for all RELX employees. Among other topics, the Code addresses fair competition, anti-bribery, conflicts of interest, employment practices, data protection and appropriate use of company property and information. It also encourages reporting of violations – with an anonymous reporting option where legally permissible.

We offer several reporting channels to report Code-related concerns, including an Integrity Line, available to employees, suppliers, and other reporting persons. The Integrity Line is managed by an independent third party and accessible by telephone or online 24 hours a day, 365 days a year. The Integrity Line also includes an Ask A Question feature which allows employees to seek ethical advice before taking action. Reports of violations of the Code or related policies are promptly investigated, with careful tracking and monitoring of violations and related mitigation and remediation efforts.

🔶 The number of reports received is publicly available on our website **www.relx.com/investors/corporate-governance/code-of-ethics**

We maintain a comprehensive set of other compliance policies and procedures in support of the Code and our risk areas, which are reviewed and updated periodically to ensure they remain current and effective. We formally audit the compliance programme, including the Code, every three years. Our policies, including our anti-bribery policies, also comprise part of our adequate procedures for compliance with applicable laws. Full and part-time employees receive mandatory training on the Code – both as new hires and regularly throughout their employment – on topics such as maintaining a respectful workplace, preventing bribery and anti-competitive activity, and protecting personal and company data. Mandatory periodic training covers key Code topics and is supplemented by advanced in-person training for those in higher-risk roles or regions. Temporary staff and apprentices are also assigned training.

Key points: Ethics and compliance policies, training and tracking

🔶 Read our Code of Ethics and Business Conduct at **www.relx.com/cr-downloads**

To help employees comply with applicable laws, we supplement the Code with other policies in areas critical to our business, including anti-bribery, competition, data privacy and security, trade sanctions and workplace conduct.

To facilitate understanding of the Code and our other policies we require cyclical mandatory training and use a range of communication tools, including video	We maintain compliance committees for all RELX business areas which help set and implement compliance initiatives for each business
We provide specialised training and webinars for colleagues in higher-risk roles and locations	The Code stipulates protection against retaliation if a suspected violation of the Code or law is reported
99.5% Completion rate for all courses within 90 days of issuance	**13** Our Code of Ethics and Business Conduct is available in 13 languages

The Code and a related supplemental policy also address corporate political contributions, which are strictly prohibited except in the US, where such contributions and activities are permitted in certain states within allowable limits, if they comply with stringent reporting and disclosure regulations. Employees must obtain senior management approval for any proposed corporate political contributions; all corporate contributions are reported as required by law. Contributions are made on a bipartisan basis to support the progression of the company and no funds are donated for presidential campaigns.

We remained diligent in our ongoing efforts to comply with applicable bribery and sanctions laws and mitigate risks in these areas. Our anti-bribery and sanctions programmes include detailed, risk-based internal policies and procedures on topics such as doing business with government officials, gift and entertainment limits, gift registers, and complex sanctions requirements. Relationships with third parties and acquisition targets are evaluated for risk using one or more of the following methods, including; questionnaires, references, detailed electronic searches, and Know Your Customer screening tools. We monitor and assess the implementation of our anti-bribery and sanctions programmes by continually reviewing and updating our policies and procedures; conducting periodic programmatic risk assessments; and conducting quality reviews and internal monitoring and audits of the operational aspects of the programmes.

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Corporate Responsibility

Financial review

Governance

Financial statements and other information

We engage with our employees about compliance through written communications and other media, such as short videos. To celebrate Compliance Week 2022, we developed articles and activities to demonstrate how employees contribute to our culture of integrity by highlighting specific examples from across our business areas.

Our Code of Ethics and Business Conduct supports the principles of the United Nations Global Compact (UNGC) and stresses our commitment to human rights. In accordance with the UN's Guiding Principles on Business and Human Rights, we consider where and how we operate to avoid human trafficking and modern slavery in our direct operations and in our supply chain.

Our Modern Slavery Act Statement, available at **www.relx.com**, provides further details.

As a signatory to the UNGC, we support its principles, encompassing human rights, labour, environment and anti-corruption, in key policies including our Code and our Supplier Code.

Data privacy

Our commitment to data privacy remained a critical RELX priority during 2022. We conducted audits on the use of our Risk products by our customers, and continued to ensure that we structured relevant contracts to govern appropriate use of our products to protect individuals.

Dedicated privacy teams implemented requirements for compliance with emerging data protection regulations around the globe. In addition, RELX continued to advocate for clear national privacy laws that protect consumers, bolster consumer trust and allow businesses to invest in data-driven activities that serve the public interest.

Cyber security

We observed Cyber Security Awareness Month with both central and business specific initiatives aimed at improving security understanding for employees. This included an Ask Me Anything session with Chief Information Security Officers from across the Company and our fifth annual phishing awareness challenge for employees. Furthermore, in recognition of International Fraud Awareness Week, we hosted various employee events including a quiz and daily challenges. Throughout the year, we also contributed to industry knowledge by sharing appropriate learnings with the external security awareness community.

Pensions and investments

The Statement of Investment Principles for our UK pension scheme demonstrates that the Trustee recognises that consideration of financially material factors, including ESG and climate risk, is relevant at different stages of the investment process. As long-term investors, the Trustee embeds consideration of ESG factors in its investment decision-making as ESG factors can have a material impact on risk and return. The Trustee has produced a Responsible Investment Policy which has been shared with all managers. Throughout the year, the Trustee Board received presentations from ESG experts and set up a dedicated Responsible Investment Sub-Group.

Corporate responsibility issues are also relevant to the investment decisions made by RE Venture Partners, RELX's corporate venture arm. RE Venture has invested in sustainable food production, environmental education and the creation of inclusive content.

2022 PERFORMANCE

Support of SDG 16 through global activities for employees to raise awareness of data privacy and protection, including for Data Privacy Day

We increased activities during 2022 to bolster employee awareness of our commitment to data privacy and how they can act as responsible stewards of personal information we hold.

To promote Data Privacy Day 2022 we created and distributed a promotional video by our data protection officers and Chief Privacy Officer. On the day we also announced the winners of the annual RELX Privacy Champions contest and sponsored a Data Privacy Day quiz to spur colleagues to demonstrate their privacy knowledge.

We undertook additional Data Privacy Day awareness activities which included leadership messages and articles. Employee awareness privacy promotions continued during the year, with messaging in May about Privacy Awareness Week in the Asia Pacific region and globally about the fourth anniversary of the GDPR framework in the European Union.

2022 PERFORMANCE

Support of SDG 16 by expanding National Institute of Standards and Technology Cybersecurity Framework assessment reporting

All four operating divisions completed independent third-party assessments of their cybersecurity programmes measured against the National Institute of Standards and Technology Cybersecurity Framework during the year. RELX continues to enhance its controls in the five pillars of NIST CSF - Identify, Protect, Detect, Respond, and Recover. These assessments involve questionnaires and inspection of our cybersecurity governance and control implementation to judge efficacy and maturity.

During 2022, we enhanced our security programme, adding additional monitoring capabilities and implementing more mechanisms to ensure threat intelligence is shared in a meaningful way. We also enhanced our technical resilience capabilities to enhance our ability to respond to cyber-attacks.

A responsible taxpayer

Taxation is an important issue for us as well as our stakeholders, including our shareholders, governments, customers, suppliers, employees and the global communities in which we operate. We are transparent about our approach to tax. At ⬛ **www.relx.com/go/TaxPrinciples** we provide details about our tax principles and global tax contribution – broken down by regions and categories – along with our tax risk control framework. There are also case studies showing how RELX has made a positive contribution in tax-related areas to benefit society as a whole. RELX is a signatory to the B Team's Responsible Tax Principles.

Globally, in 2022, RELX paid £495m in corporate taxes, but also paid and collected much more in payroll taxes and indirect taxes.

2022 PERFORMANCE

Support of SDG 16 through continued advancement of African tax law codification pilots

Taxes provide governments with the essential revenue necessary for public services that benefit their citizens. Governments need codified tax laws to know when, how much and from whom they should be collecting. Citizens need codified and transparent tax laws to understand their liabilities and to advocate for fair collection and use of their remittances. Unfortunately, in many countries around the world, it is difficult for tax authorities and taxpayers alike to access tax law in a complete, up-to-date and consolidated form.

Working with LexisNexis Legal & Professional South Africa and the LexisNexis Rule of Law Foundation, in 2022, we progressed a project to produce and maintain a set of freely available consolidated tax laws in Ethiopia, our first pilot country, with a view to making tax laws more transparent and accessible to the government and its citizens. We aim to have substantially completed the project and expand to a second country in 2023.

2023 objectives	By 2030
Security – SDG 16 (Peace, Justice and Strong Institutions): Successful completion and testing of technical resilience enhancement initiatives across business units **Privacy** – SDG 16 (Peace, Justice and Strong Institutions): Increase efficiency in fulfilling privacy requests at scale. **Responsible tax** – SDG 16 (Peace, Justice and Strong Institutions): Continue to advance African tax law codification projects	Continued progressive actions that advance excellence in corporate governance within our business and the marketplace

Overview

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Financial review

Governance

Financial statements and other information

Relevant
SDGs

People

We owe our success to RELX's talented employees, including researchers, technologists, event managers, product engineers, data scientists and many others. We depend on our employees and they count on us to create a fair, challenging, rewarding and supportive work environment where they can achieve their potential.

Our people

One of our five RELX values is valuing our people and for us that means creating an environment where our employees can do their best work and achieve our business objectives. This, in turn, helps us be an employer of choice, so that we can recruit and retain the best people.

We conduct regular employee opinion surveys across RELX and our 2022 Pulse Survey had the highest response to date with almost 30,000 employees responding. Our Net Promoter Score is a key indicator, as it asks employees if they would recommend working at RELX, which continues to improve. We have also maintained employee engagement at 98%. Through these surveys we continually ask for feedback and ensure we respond accordingly to keep RELX an excellent place to work for all our people.

All four of our business areas were included in the 2022 Comparably Best Global Company culture list, Elsevier was 5th, LexisNexis Legal & Professional 18th, RX 31st and LexisNexis Risk Solutions 36th. LexisNexis Legal & Professional was cited in Comparably's top 25 companies for career growth and LexisNexis Risk Solutions and RX received awards for best leadership teams. Kumsal Bayazit, CEO of Elsevier and Mike Walsh, CEO of LexisNexis Legal & Professional, were cited as two of the best CEOs for women and diversity.

Our workforce consists of over 35,000 people and seven years is the average length of service. 97% of our employees are full-time and 3% part-time, with the oldest employee being 86 years old. 1% of employees are temporary workers and we engage over 1,000 contingent workers. We estimate the total hours worked by all employees to be more than 63m in the year.

In 2022, our total turnover rate was 15.5%; the voluntary turnover rate was 13.1% and the involuntary rate was 2.4% reflecting the buoyancy of international labour markets.



Ronda Bazley Moore
Chief Inclusion and Diversity Officer, LexisNexis Legal & Professional



Building a positive workplace, one that is diverse and inclusive, is important because it means we can all be our best. It allows everyone to use their knowledge and skills to contribute to the success of the business while achieving their full career potential without unnecessary barriers.

35,000+ Employees worldwide	**7** Average length of service in years
$15m Investment in training	**400,000** Number of training hours across RELX
98% Employee engagement score in 2022 RELX Employee Pulse Survey	**500+** Number of mentoring relationships through NetWorx

Training and development

We are proactive in helping our people to develop. Each year we undertake an organisational talent review that involves the CEO and other senior leaders identifying employee advancement opportunities. Employees have access to our global job board and can view and apply for available openings across the world.

Enabling Performance is our approach to personal development which reviews skills and achievements and identifies opportunities for recognition and advancement. Enabling Performance encourages regular and impactful performance, development and career conversations for all employees.

In 2022, we invested approximately $15m in training (including courses, seminars, one-to-one instruction and tuition reimbursement) to develop the capabilities and future potential of our people. RELX employees engaged in approximately 400,000 training hours in the year, including time spent on our online learning platforms. We invest in leading digital learning for all employees to support their personal and professional development via mobile and other devices.

Career development is further supported by a global mentorship programme, NetWorx, that involves participants from across our business areas. The digital mentoring platform recommends matches based on individual profiles and specific goals, creating six month long mentoring relationships. In 2022, the platform supported more than 500 active mentoring pairs.

By the close of 2022, approximately 100 of RELX's top executives had either completed a Management Development Process or had their existing development plan revisited. This leads to precise actions for attaining present and future career objectives; provides an insightful view of the individual; and encourages openness, as sensitive issues are addressed in a spirit of confidentiality and respect. The Management Development Process involves in-depth interviews to assess strengths and development areas; agreeing an action plan with the individual and their manager on present role, skills and knowledge; and future career aspirations. Plans may include gaining international experience, focused coaching and engagement outside RELX where appropriate. Progress against development plans is regularly updated and checked by the CEO.

Reward


2022 PERFORMANCE

Advance reward education for people managers encompassing pay equity


Cascade newly developed, on-demand, reward eLearning modules to managers for real time access.

Reward education for people managers encompassing pay equity took place across our four business areas in the year. In addition, we launched on-demand reward eLearning modules for all people managers, with content added to onboarding materials for new managers.

We made online learning tools available across the business, which were referenced as part of the reward cycle and other leader and HR communications.

We have robust and well-established reward mechanisms across RELX, with a strong emphasis on performance, fairness and equity. In 2022, we introduced a programme of reward education for people managers to explain how our reward mechanisms operate and help build trust in reward.

In 2022, 45% of employees were eligible for variable pay through an annual incentive or commission plan.

We operate a number of different employee share plans including all-employee share purchase programmes in the UK and the Netherlands, which together represent approximately 20% of our employees. We will be rolling out a similar plan in the US in 2023, subject to shareholder approval at the 2023 AGM.

Performance targets associated with CR are embedded within our annual incentive framework to progress our annual and multi-year CR objectives.

Well-being and support

The global pandemic has had a long-lasting effect on how people work and we have many employees who are working from home most of the time. With this in mind, we have prioritised the physical and mental health of our people. We highlighted dedicated health and well-being resources available to all employees across RELX, maintained a network of more than 130 Well-being Champions, and marked World Wellbeing Week 2022 with events which highlighted health and well-being programmes and resources available to all RELX colleagues, including the Headspace app with mindfulness resources, and virtual fitness classes.

We offer employee assistance programmes to all our employees, providing professional counselling to help them and their family members with personal or work-related issues that may impact their health or well-being. This service is available 24 hours a day, 365 days a year.

Leave benefits

Our global HR information system covers approximately 99% of our workforce, allowing us to track absence. In the UK and the Netherlands, there was an absence rate of 1.14% (number of unscheduled absent days out of total days worked in 2022) for reasons such as sick, compassionate and unpaid leave.

In the US, there were 1,381 cases under the US Family Medical Leave Act, which provides up to 12 weeks of unpaid job protected leave in a 12-month period, including for the birth or adoption of a child, or to care for a family member or an employee's own serious health condition. RELX also offers a Modern Family Leave benefit to eligible US employees which provides up to 14 weeks of paid leave following the birth of a child or the placement of a child with the employee for adoption and up to 8 weeks of paid leave to care for an eligible family member with a serious health condition.

In the US, maternity leave is 14 weeks at full pay. In the UK it is 26 weeks' ordinary maternity leave.

Overview

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Corporate Responsibility

Financial review

Governance

Financial statements and other information

Inclusion and diversity

2022 PERFORMANCE

Progress RELX inclusion goals, including reviewing external best practices for voluntary disclosures of gender identity, sexual orientation and disability

During 2022, we progressed our inclusion goals by introducing targeted initiatives encompassing training, development and recruitment. We commenced reviewing external best practices for voluntary disclosure by employees of personal diversity information. That review is continuing in 2023. In 2022, Elsevier launched a self-ID project for authors, building on an industry-wide initiative colleagues helped develop. More than 2.7m researchers chose to provide gender, race and ethnicity data as part of Elsevier's journal article submission process.

The importance of inclusion and diversity is enshrined in our Code of Ethics and Business Conduct. We prohibit discrimination. We recruit, hire, develop, promote and provide conditions of employment without regard to race, colour, creed, religion, national origin, gender, gender identity or expression, sexual orientation, marital status, age, disability or any other category protected by law. This includes accommodating employees' disabilities and religious beliefs and practices.

At RELX, inclusion and diversity is also about encouraging, supporting and promoting diversity of thought across the Company. This includes diversity of national origin, ethnic, and cultural backgrounds, as well as the other characteristics mentioned above such as gender, race, sexual orientation and religious beliefs. We derive competitive advantage from the breadth of backgrounds, diverse perspectives, opinions and differing ways of thinking that our employees bring to everything they do.

Our Inclusion and Diversity Policy builds on this and explains our commitment to a diverse workforce and an environment that respects individuals and their contributions. Practical action is driven by our inclusion strategy, and we have an Inclusion Council, composed of leaders from across our company, supported by a broader Inclusion Working Group with 240 participants. Our 2020-2025 inclusion goals, covering all aspects of diversity, guide our inclusion and diversity efforts. During 2022, we have progressed our inclusion goals through targeted initiatives encompassing training, development and recruitment.

Employee Resource Groups

RELX Employee Resource Groups (ERGs) encourage employees to collaborate, advocate and engage communities, furthering inclusion and diversity at RELX. In recognition of the important roles ERGs play in advancing a culture of inclusion, all employees have two days paid time-off per year to use for ERG-sponsored activities. In 2022, ERG recorded hours recorded grew to 11,000 hours. In 2022, certain ERGs were consolidated to maximise focus and impact. There are currently 69 active networks, focused on a range of inclusion priorities, including gender, race, ethnicity, age, LGBTQ+ and disability. Over 2,400 employees participated in our virtual inclusion and diversity conference, Be You, Belong, which ran over two days during Diversity Awareness Month. The event focused on how we can cultivate a sense of belonging across the Company. The event featured 97 speakers and over 21 hours of coverage, receiving an average employee satisfaction score of 9.3/10 and attendance increased by 124% compared to the previous year.

Gender of employees



Gender of managers



Gender of senior leaders



Employee age split



240

Participants in our Inclusion Working Group

99.1%

RELX score in Workplace Pride Benchmark (LGBTQ+)

69

Number of active Employee Resource Groups

11,000+

Employee hours engaged in ERG sponsored activities

Gender

In 2022, the gender diversity of our senior leader population increased from 30% women at the end of 2021 to 31%, while our women people managers remained at 44%. With respect to our Board of Directors, at year end 2022, women comprised 40% of the Board, and Non-Executive Director Marike van Lier Lels serves as our Workforce Engagement Director.

We have implemented a range of initiatives to enhance the career development opportunities for women. In Risk, a bespoke Leadership Development Programme, Ignite & Accelerate, provided mentoring, coaching and sponsorship for 16 high-potential women in the year to move cross functionally and vertically, as well as into commercial roles. Since the programme started in 2019, 60% of the 45 women involved have been promoted, with a 90% retention rate. Risk also continued their women's mentorship programme which connected 400 people in the year. Elsevier kicked off the fourth cohort of the Developing Talent for Gender Equity programme and won the Women of the Future Corporate Award, with specific recognition for prioritising and aligning internal and external-facing initiatives encompassing advancing inclusion, diversity and equity in research and healthcare.

With some 10,000 technologists in our business, we need to attract the best talent for our current and future work. Of the approximately 8,000 technologists we employ, 25% are women. In 2022, we continued our Women in Technology internal mentoring programme. Senior women and men in technology serve as mentors to help high-potential women technologists advance. In 2022, there were 248 participants, a 143% increase from 2021. RELX is a signatory of the Tech Talent Charter, a non-profit organisation working to address inequality in the UK tech sector and in the year we contributed data in support of their Diversity in Tech report.

RELX is a signatory to the Women's Empowerment Principles, a United Nations Global Compact and UN initiative to help companies empower women and promote gender equality. We comply with employee-related reporting requirements, and our business areas publish UK gender pay gap reports as required by UK legislation. They can be found at **www.relx.com/corporate-responsibility/engaging-others/policies-and-downloads/local-reporting-requirements**.

We marked International Women's Day 2022 with a panel discussion featuring Feraye Ozfescioglu, CEO of the World Humanitarian Forum, Philippa Scarlett, Head of Global Government Affairs at RELX, and Gemma Hersh, SVP, Global Academic and Government Sales at Elsevier who discussed their career paths, future ambitions, and practical advice to help women achieve their ambitions.

Race and ethnicity

Ethnic minority representation in the US and UK was 27%, two key jurisdictions which account for approximately 57% of our employee base. Ethnic minority senior leaders increased to 12% while ethnic minority managers stayed consistent at 19% in 2022. With respect to our Board of Directors, at least one member is from a minority ethnic background, in line with the UK Parker Review.

We have a number of initiatives underway that focus on race and ethnicity. Risk launched Emerge and Evolve, a talent development programme for ethnically diverse talent with 31 employees in the first cohort. The programme will enable visibility, enhance core leadership skills and offer coaching to prepare employees for more senior roles in the organisation.



Ethnicity of US/UK employees



Ethnicity of US/UK managers



Ethnicity of US/UK senior leaders

Elsevier implemented a Developing Talent for Minority Equity programme for 36 colleagues from nine countries designed to expand opportunities in senior leadership for underrepresented talent.

In 2022, Legal expanded its fellowship programme in partnership with its African Ancestry Network ERGs and the LexisNexis Rule of Law Foundation, with a 50% increase to 18 fellowship candidates and funding of $180,000 to Historically Black College or University Law School Consortium students. The Fellows spent nine months developing their leadership skills and working with LexisNexis colleagues on projects focused on eliminating systemic racism in our legal system and advancing the Rule of Law.

Exhibitions partnered with two organisations to increase the diversity of its talent searches: OneTen in the US sources Black candidates who have outstanding work experience but no college degree and Black Young Professionals (BYP) Network helps raise awareness of the RX brand in order to attract Black talent to the business. Senior leaders from RX in the UK and US will mentor ten BYP job candidates through the network's Mentorship Programme in 2023.

Overview

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Corporate Responsibility

Financial review

Governance

Financial statements and other information

LGBTQ+

RELX scored 99.1% in the 2022 Workplace Pride Benchmark, receiving the Advocate designation for LGBTQ+ workplace inclusion. We celebrated Pride Month 2022 with ERG activities across the Company including participation in the London, Atlanta and Chennai Pride Parades, and a panel discussion hosted by Mark Kelsey, CEO LexisNexis Risk Solutions, on the importance of LGBTQ+ visibility at senior levels.

We are a member of the Open for Business Coalition which promotes the economic case for LGBTQ+ inclusion. In 2022, we supported the Coalition's South East Asia programme aimed at improving the social and legal situation for LGBTQ+ people in the region, gathering local data and insights to support LGBTQ+ inclusion.

The 2022 Elsevier Rising TIDE (Tomorrow, Inclusion, Diversity, and Equity) for Pride programme took place with 44 participants. New and early-career Elsevier employees who identify as members of the LGBTQ+ community are paired with more senior colleagues who identify as LGBTQ+ or allies for mentoring and support during a six-month period.

In 2022, RELX signed The Business Coalition for the Equality Act, a group of leading employers in the US that support the Equality Act, federal legislation to provide the same basic protections to LGBTQ+ people as are provided to other protected groups under federal law. The Human Rights Campaign gathered signatures from over 500 companies which have signed the Business Statement Opposing Anti-LGBTQ State Legislation opposing legislation aimed at restricting the rights of LGBTQ+ people.

Disability

Our Enabled ERGs champion disability inclusion across our business areas through training, events and mentoring. Disability Fundamentals is our online interactive training for managers and colleagues to learn about disability awareness, disclosures and accommodations.

The RELX CEO is a signatory to the Valuable 500, a global CEO community revolutionising disability inclusion. In 2022, we celebrated the International Day of Persons with Disabilities with sessions looking at how to create a safe and welcoming work environment for people with disabilities, including making meetings accessible for all colleagues.

In 2022, Risk signed up to the Neurodiversity in Business charter, a business forum for organisations to share industry good practice on neurodiversity recruitment, retention and empowerment.

Elsevier launched their Enabled Mentoring Programme in the year, matching seven pairs of employees who have a disability, including those who are new to the organisation or those who have been recently diagnosed with a disability. The aim is to foster confidence at work. Elsevier also continued its partnership with the Business Disability Forum which works to remove barriers to inclusion.

Legal earned the top score of 100% in the 2022 Disability Equality Index. It runs Project Empowerment, global training on how to successfully embed accessibility into our products. In 2022, 13 training sessions focused on improving product inclusion and since launching in 2021, over 300 people have been trained.

Inclusive workplace

Across the business, inclusive workplace training encompassed inclusive leadership, as well as unconscious bias with small group discussions to highlight situations that can adversely impact colleagues and team achievements. In the year, psychological safety facilitators delivered workshops for managers and their teams. We capture psychological safety data through surveys with a support process to aid teams with low scores and additional intranet resources available for all participants.

Our Inclusion and Diversity Policy is available at
🔲 **www.relx.com/cr-downloads.**

2020–2025 Inclusion goals

Gender: Increase the percentage of women in management, senior leadership and technology roles over time

Race and ethnicity: Increase the racial and ethnic diversity of our workforce over time

LGBTQ+: Foster an LGBTQ+ supportive workplace tracked through employee surveys

Disability: Foster a disability supportive workplace tracked through employee surveys

Inclusive workplace: Establish minimum global standards in areas such as flexible working and leave benefits; continue impactful global inclusion training and track effectiveness, including through employee surveys; engagement on inclusion across RELX, with leadership involvement and grassroots employee participation, including through ERGs

Health and safety

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

2022 PERFORMANCE

Review safety risk assessment and training modules to cover three working models – office, home and hybrid

In the year, we reviewed various modes of working post-pandemic. We moved to a new training provider to allow each user to complete just one risk assessment based on a personalised profile of their working arrangements, whether that is working from home, the office or hybrid. The new system is also linked to our global HR information system, Workday, to improve efficiencies. We will expand a 2022 trial across the UK and Netherlands and other geographies.

The importance of employee health and safety is emphasised in the RELX Code of Ethics and Business Conduct and also in the RELX Health and Safety Policy, both available on **www.relx.com**. These documents commit us to providing a healthy and safe workplace for all employees, as well as safe products and services for clients. The CEO is responsible for health and safety on behalf of the Board.

Good health and safety practice is reinforced through a network of Health and Safety Champions reporting to business area CEOs. They receive support from health and safety managers and other colleagues in the business, encompassing bimonthly calls, a Health Resources page on our intranet site, and an annual Health and Safety Champions meeting. We consult with employees globally on health and safety through staff and works councils. Adopting a risk-based approach, we have dedicated safety committees at relevant locations that meet monthly (or as needed) to review safety concerns and any incidents.

We provide tailored health and safety training to employees at higher risk of injury in the workplace, including warehouse, facilities and sales employees who regularly lift or carry products. In the US, we engage a third-party specialist to inspect locations that had high incident rates in the previous year. Locations outside the US must follow local regulatory frameworks and we continue to harmonise local reporting with our global health and safety reporting guidelines.

We provide employee support following any incident. For example, in the US, we work with a third-party resource to assign a nurse case manager to each complex or severe claim, who works with the employer, employee and treating physician to get an employee back to health in the shortest possible time.

With many employees continuing to work from home, we ensured regular communication to help employees understand the importance of good posture, correct home set-up and positive working routines. Increased home working and reduced travel due to the pandemic resulted in significantly lower accidents in the year. There were no work-related deaths reported in 2022.

In our Exhibitions business we have specific safety risks, including working at height, heavy lifting and using forklifts. At UK-based exhibitions we run accredited health and safety management training for operational staff to ensure they can appropriately respond to any incident.

Working across many different countries where health and safety standards vary is a challenge in the events industry. Together with peers, Exhibitions endorses the g-Guide which sets out standards to safeguard the health and safety of people working at or visiting an event or exhibition, and uses illustrations to reinforce key points and overcome language barriers.

2022 H&S performance (frequency rate)



2022 H&S performance (lost time) cases by type



- Manual handling/repetitive strain
- Slip trip fall
- Use of tools or equipment

Accident reporting covers 82% of employees

2023 objectives	By 2030
Inclusion – SDG 10 (Reduced Inequalities): Expand Women in Tech Mentoring programme with more pairings	Continued high-performing and satisfied workforce through talent development, D&I and well-being
Well-being – SDG 3 (Good Health and Well-Being): Relaunch Fit2Win global employee fitness competition	

Relevant
SDGs



Customers

We recognise that the growth and future of our company is dependent on our ability to deliver information-based analytics and decision tools in a sustainable way to customers.

Improving customer outcomes

Our goal is to improve outcomes for our customers by providing information-based analytics and decision tools for professional and business customers that benefit their daily work.

In 2022, electronic products and services accounted for 83% of revenue, up from 37% in 2006.

Editorial standards

Maintaining the integrity of what we publish is vital to the trust of customers and other stakeholders. Our Editorial Policy, available to all staff (and publicly available on **www.relx.com/corporate-responsibility/engaging-others/policies-and-downloads**), makes clear our respect for human rights and encourages pluralism of sources, ideas and voices.

To ensure the quality of scientific papers submitted to Elsevier, primary research journals undergo peer review. This means that once received from an author, editors send papers to specialist researchers in the field. In most disciplines, this is done anonymously. In some cases, the process is 'double blind,' where both the reviewer and the author are anonymous, to limit bias based on an author's gender, country of origin, academic status or previous publication history. It may also help ensure that articles written by renowned authors are considered on the content of their papers, rather than their reputation.

In 2022, Elsevier launched the Peer Review Workbench (PRW), a new tool for the growing field of research on research. Researchers and academics can use the platform to apply to access metadata for manuscripts in Elsevier journals in order to run systematic analyses on peer review processes in different disciplines at scale. The PRW aims to address the need for further transparency in, and evidence-based studies on, the journal editorial and peer review process, in pursuit of continuous improvement for research, science and society.

In the year, Elsevier enabled the automatic sharing of peer review metadata by offering a feed of peer review information from our submission and peer review system Editorial Manager (EM) to Open Researcher and Contributor ID (ORCID) after the peer review process has been completed. ORCID is a not-for-profit, cross-publisher organisation that enables transparent and trustworthy connections between researchers, their contributions, and their affiliations. It provides researchers with a unique ID which they can connect with their professional information. The peer review section on an author's record lists their peer review activities across journals and publishers, a simple way to showcase their reviewing work to peers and institutions. Data is supplied directly by participating publishers and cannot be entered manually, which ensures data is reliable and valid.

Read more about peer review at **www.elsevier.com/reviewers/what-is-peer-review**

Elizabeth Crossick
Head of Government Affairs, EU, RELX

❝

Artificial Intelligence (AI) has the potential to transform lives, improve diagnostics and deliver education. It's exciting to be able to use it as a force for good but with opportunity comes responsibility. Our customers need to trust us, and to know that we are thoughtful and serious in how we deploy AI and that is why our use of AI is governed by our responsible AI Principles.

▶ 83%

In 2022, electronic products and services accounted for 83% of revenue, up from 37% in 2006

2022 PERFORMANCE

Support of SDG 17 by publishing and launching the RELX Responsible Artificial Intelligence Principles

As data science and artificial intelligence (AI) are increasingly applied across RELX to improve customer outcomes and business processes, we have created the RELX Responsible AI Principles to guide their use. These were published in 2022 and are publicly available at  **www.relx.com/corporate-responsibility/engaging-others/policies-and-downloads**.

We also published a RELX position paper on AI to set out our position on a number of public policy challenges related to AI, and launched an address alongside the AI Principles which anyone can use to provide feedback or raise queries: ResponsibleAI@relx.com.

Publication of the AI Principles is an important aspect of being responsible stewards of data, while supporting our customers in making responsible decisions. They are being implemented across our business areas. For example, the Responsible AI & Data Science (RAIDS) team at Elsevier have trained over 50 RAIDS Champions in 2022, developed an algorithmic impact assessment and produced a self-service resource hub to assist team leaders in deploying the principles.

Because AI is evolving at unprecedented speed and scale, the AI Principles will be updated over time, based on colleague and customer feedback and experience, as well as industry and legislative trends.



The RELX Responsible AI Principles enable teams throughout the solution lifecycle to create better customer outcomes and build trust.

Emili Budell-Rhodes
Lead Evangelist, Engineering Culture
LexisNexis Legal & Professional

Digital knowledge and innovation: advancing customer goals

Across RELX, we work to address customer challenges through digital innovation.

Risk
ICIS, part of Risk, is a global provider of chemical and energy market intelligence. In 2022 ICIS launched Supplier Carbon Footprints to help companies measure, manage and identify opportunities to reduce global supply chain emissions for chemicals and plastics with ground-breaking emission data by supplier, plant, and product. Developed in partnership with Carbon Minds, Supplier Carbon Footprints provides emissions insights for 71 chemicals and plastics. Because emissions vary widely between supplier, region and plant, the tool provides more accurate findings than emissions calculated solely on a regional or country basis. With Supplier Carbon Footprints, organisations can clearly measure and compare the climate impact of their supply chains.

Scientific, Technical & Medical
Elsevier continued to improve its flagship clinical reference solution, ClinicalKey, to further streamline access to evidence-based information clinicians need to make informed decisions. In addition to single sign-on access added in the year, its auto-suggest capability was improved to include direct links to books and journals to enrich the user's search experience. 126 new topics were added to the clinical overviews feature, medical topic synopses to assist in decision-making at the point of care, bringing the total to over 1,500.

Legal
In 2022, Legal enhanced Lexis+ with Fact & Issue Finder, a practice-specific feature that enables legal professionals to build legal strategies centred around the facts, issues and topics of their case, allowing litigators to generate precise, actionable search results and reducing time spent researching and compiling data from multiple sources.

Developed using feedback from customer interactions, Fact & Issue Finder mimics the processes that legal professionals perform when researching cases, enhancing the research experience with the use of search and machine-learning technologies, streamlined workflows and data visualisations. A single search can gather case law, practical guidance, verdicts and settlements, expert witness analytics, and unique practice-specific content, with the aggregated information displayed via an interactive dashboard.

Exhibitions
RX enhanced the power of its face-to-face events by launching Emperia in 2022, its smart, contactless mobile app for fast lead capture. Exhibitors can record visitors' contact details and interests by scanning their badge. They can also rate leads according to priority and download them in real time for faster follow-up. At the 2022 PGA Show in Orlando, the industry's biggest annual golf business event, over three-quarters of exhibitors used Emperia, generating over 40,000 connections. The average number of leads was 97, and the highest over 600.

Responding to customer needs

Listening to our customers allows us to deepen our understanding of their needs and drive improvements. We do this through regular surveys, customer dashboards and feedback mechanisms. With input from customer insight teams across our Company, we calculated a RELX-wide customer satisfaction metric showing that in 2022, 87.5% of customers would recommend working with RELX.

Access to information

In Primary Research we offer two separate payment models for our science and medical journals to suit author preferences: pay-to-read articles funded by payments for reading made by individuals or institutions; and pay-to-publish (commonly known as open access) funded by payments for publishing made by authors, their institutions or funding bodies, with the research freely available to read by all upon publication. We offer a range of pay to read and pay to publish options, both subscription-based and transactional. Nearly all of our over 2,800 STM journals enable open access publishing. We welcome debate in government, academic and library communities regarding the mechanisms by which scientific outputs should be openly available and continue to create new access options together with industry partners.

Our authors also have the option to make their accepted manuscript available. In addition, we are a founding partner of Clearinghouse for Open Research (CHOR) which enables public access to funded research. CHOR utilises publishers' existing infrastructure for discoverability, search, archiving and preservation of scientific and medical research articles, and it is now integrated into the ScienceDirect platform. Furthermore, members of the public can read Elsevier's peer-reviewed content through walk-in access at public and academic libraries around the world. Our ScienceDirect platform is available to the public through onsite user access from any participating university library or UK public library via the Access to Research programme.

Providing access in countries with low resources is a priority for us. Through Research4Life, more than 10,500 institutions in over 125 low-and middle-income countries receive affordable access to up to 194,000 peer-reviewed resources. Elsevier is a founding partner, providing around 15% of the content in Research4Life, as well as access to our abstract and citation database Scopus. Since the programme began, our trainers have run over 90 workshops for Research4Life librarians to ensure that they are equipped to make effective use of the resources provided through the programme. The Head of the Elsevier Foundation and VP Corporate Responsibility, served as Vice Chair of the Research4Life partnership from June 2020 to June 2022.

Bringing science into society

We work closely with journalists to ensure that research findings are accurately and effectively communicated to the public, and that authors receive credit for their work. A number of journalists receive free access to all Elsevier publications via Elsevier's Media Access programme.

Researchers who published an outstanding peer-reviewed article that has significantly impacted people's lives around the world, or has the potential to do so, are recognised with the Elsevier Atlas Award. The articles are made freely available and translated into everyday language, while author interviews are made public to encourage the dissemination or implementation of their findings. Content is linked to the SDGs and is featured on the RELX SDG Resource Centre.

2022 PERFORMANCE

Support of SDG 8 and SDG 16 by creating tools to enable customer-facing staff to share information about RELX and CR

During 2022, we launched a story summarising our approach to CR with key performance information available to employees and others at **www.stories.relx.com/corporate-responsibility-2021/index.html**.

We have also worked with Elsevier's Osmosis, an innovative digital health education platform, on an engaging film to enable our colleagues to discuss our focus on CR with customers and peers. The focus is on articulating how CR underpins how and what we do, beginning with our unique contributions as a business, and what we can uniquely contribute to our customers and society. It makes the link with the 17 UN SDGs and highlights how we set, measure and report on annual and longer-run ESG targets.

In the year, we also created a new SDG 16 (Peace, Justice and Strong Institutions) gateway on the RELX SDG Resource Centre which brings together examples of tools and projects across the business that can help advance the Rule of Law.

See **www.sdgresources.relx.com/sdg-goal-16-peace-justice-and-strong-institutions**.







16 PEACE, JUSTICE AND STRONG INSTITUTIONS
SDG 16
PROMOTE PEACEFUL AND INCLUSIVE SOCIETIES FOR SUSTAINABLE DEVELOPMENT, PROVIDE ACCESS TO JUSTICE FOR ALL & BUILD EFFECTIVE, ACCOUNTABLE AND INCLUSIVE INSTITUTIONS AT ALL LEVELS

> RELX's strong commitment to advancing SDG 16 is a spur to corporate action on the transformational governance needed to foster integrity, fairness and inclusion.

Michelle Breslauer
Senior Manager, Governance & Peace, UN Global Compact

We partner with the US National Library of Medicine on the Emergency Access Initiative to provide temporary free access to full text articles to healthcare professionals, librarians and members of the public affected by disasters, providing essential resources in times of emergency. The Elsevier information centre on the novel coronavirus (SARS-CoV-2) and Covid-19 allows researchers, clinicians and patients free access to early-stage and peer-reviewed research on Covid-19. The Monkeypox Information Centre is helping healthcare professionals navigate outbreaks and includes evidence-based clinical resources, including clinical overviews, patient education and drug monographs; all content is freely available and regularly updated.

In the year, to aid Ukrainian researchers, Elsevier sponsored personal research support via a grant administrated by the Polish National Academy of Sciences. We offer free resources to Ukrainian researchers via our Ukrainian Academic Support resource page where researchers can access waived and reduced author publishing charges for open access journals and get access to publishing resources on Researcher Academy. They can also register for free access to ScienceDirect, Scopus, and SciVal as well as clinical resources such as ClinicalKey, Complete Anatomy and Osmosis. To support Ukrainian journal editors, we worked with the Polish Academy and the Ukrainian Council of Young Scientists to deliver a workshop, covering editorial skills, ethics, peer review and journal promotion.

Elsevier's Library Connect programme, including a website, newsletter, events and online social media channels, as well as a new Library Connect Academy, provides library and information science (LIS) professionals worldwide with opportunities for knowledge sharing. As of 2022, we have 60,000 LIS professionals globally subscribed to our Library Connect Newsletter, a complimentary publication covering LIS best practices, trends and technology. More than 28,000 people subscribed to the Library Connect webinar channel and approximately 1,800 people attended live or recorded Library Connect webinars.

During 2022, the Library Connect website, containing articles, infographics, videos and other resources, received over 30,000 visitors. The Library Connect website is currently ranked sixth in the top 90 librarian blogs and websites for librarians by Feedspot, a content aggregator for blogs and websites. Librarians and researchers continued to enrol in Library Connect Academy receiving training in a range of LIS fields.

Accessibility

We strive to empower all people, including persons with disabilities, by ensuring our products and services are accessible and easy to use by everyone. Our commitment to accessibility is embedded across RELX and advances our Inclusion Policy. We follow the Web Content Accessibility Guidelines (WCAG 2.1 level AA).

We maintain an Accessibility Policy that highlights industry standards and tools to embed accessibility into our products and our business operations. We apply best practice from the RELX Accessibility Policy across hundreds of digital products and websites.

Our Accessibility Policy is available on 🔲 **www.relx.com/ cr-downloads.**

Risk employees continued enhancing our A11yCAT tool to help developers address accessibility bugs in real time.

Elsevier's Health Education Systems Incorporated (HESI) Delivery Operations team continued to work with HESI testing candidates that register to take a HESI exam remotely via our remote proctoring vendors. Since 2019, the team has processed more than 600 candidate accommodation requests, ensuring that these candidates have an accessible and inclusive experience.

In 2022, members of the Accessibility Working Group logged over 240 accessibility projects and Elsevier's Global Books Digital Archive fulfilled more than 3,300 disability requests, 87% of them through AccessText.org, a service we helped establish. Elsevier continued to enhance the accessibility of EPUB books by partnering with Benetech to move toward Global Certified Accessible status. Additionally, we continued work towards providing fully inclusive journal articles and book chapters in PDF format.

We worked with disability services offices, procurement officials, and instructors across the world to provide Voluntary Product Accessibility Template (VPAT) and Accessibility Conformance Reports. Customers can also utilise the accessibility@relx.com inbox to connect with an accessibility expert and make VPAT and report requests. In the year, LNL&P's Accessibility UX team generated VPATs for 36 products (21 of them new). We also offered a VPAT service package to help internal teams understand where they rank against accessibility standards compared with other products.

In 2022, ScienceDirect marked the 21st anniversary of including people with disabilities in design and usability testing with a new study to improve the user experience for people with visual impairments and launched new accessible features such as the first open access video journal, ScienceTalks, with closed captions and a fully accessible media player, the AblePlayer. Colleagues also released the first batch of accessibly tagged PDFs for 400 journal titles.

We promoted accessibility to outside companies and vendors throughout the year. RELX accessibility teams partnered with external content providers, including Highcharts, OAK, and Pendo, to advance accessible solutions for public benefit. Elsevier has collaborated with Highcharts for over seven years to continually improve the accessibility of its widely used chart library. In the year, we conducted research into scatter plots and large data sets and experimented with sonification, tactile displays and AI descriptions.

In 2022 we also celebrated the fourth RELX Accessibility Leadership Awards to showcase employees who demonstrate exceptional leadership in advancing accessibility, with winners announced on the International Day of Persons with Disabilities.

▸ **240+**
Accessibility projects logged by the Accessibility Working Group

▸ **3,300+**
Elsevier's Global Books Digital Archive fulfilled 3,383 disability requests

Overview

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Corporate Responsibility

Financial review

Governance

Financial statements and other information

2022 PERFORMANCE

Support of SDG 10 by advancing cross-business, on-demand accessibility training

In the year, accessibility training took place across the business areas.

Elsevier continued its belting programme in 2022 with 37 employees completing 14 training modules to receive yellow belts. Over the last five years, 244 Elsevier colleagues earned yellow belt accessibility status, equating to over 6,000 hours of training across 25 locations. The accessibility team launched an introduction to web accessibility module in the year, as part of the onboarding process for new technology hires, and hosted an accessibility guild with a Slack accessibility channel for over 300 members.

To equip teams to use inclusive design best practices in their daily work, Elsevier ran inclusive design training sessions open to anyone whose work touches product, content, or platform development. In 2022, over 190 employees participated, including software engineers, content authors and product managers. An Inclusive Design Toolkit also launched to provide practical tools that can be embedded into product workflows to create more opportunities for inclusion.

Legal conducted Project Empowerment training for teams globally, with over 300 people taking part across 13 sessions in 2022. Project Empowerment focuses on embedding accessibility throughout agile workflows and ensuring products and services comply with applicable accessibility laws and international standards to support those with accessibility needs.





Project Empowerment is an important cultural change within our organisation. By learning more about accessibility, it empowers our agile teams, and leverages shared strengths through creative uses of technology and better understanding of social inclusion for people with disabilities.

Min Xiong
Chief of Staff, User Experience, and Chair and Founder of LexisNexis Enabled Disability ERG
LexisNexis Legal & Professional

2023 objectives	By 2030
Customer engagement – SDG 17 (Partnership for the Goals): Strengthen Corporate Responsibility and sales team engagement **Quality** – SDG 8 (Decent Work and Economic Growth): Roll out AI Principles across the business **Accessibility** – SDG 10 (Reduced Inequalities): Expand Accessibility Champions model across RELX	Continue to expand customer base across our four business areas through excellence in products and services, active listening and engagement, editorial and quality standards, and accessibility; a recognised advocate for ethical marketplace practices

Relevant
SDGs



Community

Contributing to our local and global communities is a responsibility and an opportunity.

RELX Cares, our global community programme, supports employee volunteering and giving that makes a positive impact on society. In 2022, we made a gradual return to face-to-face volunteering and fundraising, while also continuing remote activities.

The mission of RELX Cares is education for disadvantaged young people that advances one or more of our unique contributions as a business. Employees have up to two days' paid leave per year for their own community work. A network of over 240 RELX Cares Champions ensures the vibrancy of our community engagement.

In 2022, we held the 12th Recognising Those Who Care Awards to highlight colleagues who made outstanding contributions to their community during the pandemic. The winners – eight individuals and two teams – each received a cash sum to donate to the charity of their choice and were awarded additional volunteering days.

Each September, we hold RELX Cares Month to celebrate our commitment to our communities around the world. During the Month, over 3,000 colleagues across the Company took part in hundreds of volunteering and fundraising events.

During RELX Cares Month, colleagues engaged in activities ranging from fitness challenges including Risk's You Move, We Donate; Elsevier India's visit to a primary school to distribute stationery items for low-income children; US legal colleagues used Cares hours for beach clean-ups; and RX China colleagues held a walkathon to support educational services for children with autism.

In the wake of the Russian war in Ukraine, we gave approximately $1m, including to UNICEF, Red Cross, World Central Kitchen, the LexisNexis Rule of Law Foundation, and Hope and Homes for Children, to provide vital humanitarian assistance. We also provided refugee assistance and in-kind product access to people affected by the conflict. Elsevier colleagues received three extra RELX Cares day in order to volunteer for charities aiding Ukraine.

Ganesh Venkatesan
VP, Orders Renewals and Fulfilment and RELX Cares Champion, Elsevier



I am passionate about giving back to the community since I feel providing education and healthcare to the disadvantaged helps improve their lives, society and the environment in general.

▸ 240+

A network of over 240 RELX Cares Champions ensures the vibrancy of our community engagement

The mission of RELX Cares is education for disadvantaged young people that furthers one or more of our unique contributions as a business, including universal, sustainable access to information.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information



2022 PERFORMANCE

Continue to improve impact measurement of our charitable donations

As part of our ongoing efforts to understand the impact of our charitable contributions, in the year we explored how we can better capture outcomes resulting from our giving. We used the annual Business for Societal Impact (B4SI) Global Benchmark, to which we contribute, as a reference point. The Benchmark provides insight into global trends in community investment and allows us to assess our performance against other companies.

We expanded impact data we collected to encompass a broader range of our giving and will widen it further in 2023. Impacts included how grants allowed charities to improve existing services or provide new ones, spend more time with clients, and improve their external profile.



Measuring the impact of community investment is vital to ensure that a company understands the difference they are making to the communities they are supporting.

Clodagh Connolly
B4SI Global Director

Giving

Our central donations programme aligns with the RELX Cares mission. Employees serve as sponsors for charities seeking funding, which must in turn indicate how they meet one or more of RELX's unique contributions as a business including protection of society and reducing inequalities, advancing science and improving health outcomes, furthering the Rule of Law and access to justice and fostering communities.

RELX Cares Champions vote on the submissions using decision criteria such as value to the beneficiary and opportunities for staff engagement. In 2022, RELX Cares Champions donated $250,000 to 22 charities supporting over 15,000 young people. Projects included:

- Creation of a children's corner in a library in Zambia where 42% of the population are living in extreme poverty
- Legal advocacy and education for low-income children and families from underprivileged communities in Los Angeles, USA
- Improving learning for young people in rural India affected by school closures during the pandemic
- A weekly group intervention programme designed to support pregnant and parenting teen girls in Philadelphia, USA
- Providing girls in rural areas of Ghana with education in STEM (science, technology, engineering and maths) education
- A mentoring programme for at-risk young people in New South Wales, Australia

The LexisNexis Rule of Law Foundation (LNROLF) continued work with the Liberian charity, Agents of Positive Change, focused on children's rights and solving illiteracy. The LNROLF built on an initial $10,000 RELX central donations grant with additional employee contributions, which allowed a shipping container to become a library for a rural Liberian village in 2021; in 2022, in response to the local community's changing needs LNROLF worked with a US partner to train teachers and transform the space into a school for 52 students.

In managing community involvement, we apply the same rigour as in other aspects of our business. Following the B4SI – formerly LBG methodology - a global standard for measuring and reporting corporate community investment, we conduct an annual Group Community Survey with RELX Accounting Services and RELX Cares Champions. It divides our aggregate giving into short-term charitable gifts, ongoing community investment and commercial initiatives of direct business benefit.

During the year, we worked with B4SI, where we are members, to ensure we effectively apply the organisation's methodology for valuing in-kind contributions; B4SI subsequently assured our use of the reporting methodology. The assurance statement is available at ⬛ **www.relx.com/additional-cr-resources**.

We donated £6.5m in cash (including through matching gifts), and £15.7m in products, services and staff time in 2022. Some 36% of employees, despite continuing pandemic restrictions in some locations, were engaged in volunteering through RELX Cares. According to 2022 B4SI data, the average volunteering rate was 21% for our sector and 7.3% for all sectors.

We continued to engage in skills-based volunteering, applying business knowledge and expertise to benefit communities in the year. For example, in the US, Legal colleagues volunteered over 1,100 hours to support the second cohort of the LexisNexis African Ancestry Network and LexisNexis Rule of Law Foundation Fellowship. Volunteers supported Fellows in areas such as editing and content development and helped them publish their projects in the journal, Increasing Equity in the Legal System.



Throughout 2022, we encouraged in-kind contributions, such as product and equipment donations, aligned with our Product Donation Policy (available at www.relx.com/cr-downloads). We also contributed over 146,000 books to Book Aid International (BAI) and Books for Africa worth over $10m. In addition, 25 Risk colleagues helped with preparing content for publication and testing their new website.

Community involvement



14.7%
32.5%
52.8%

2.5%
8.7%
88.9%

■ Community investment
■ Charitable gifts
■ Commercial initiatives

2022
Total
cost
£12.3m

2022
Total
value
£22.2m

What we contributed in 2022 (cost)



14.7%

■ Cash
■ Time
■ In-kind

52.8%

32.5%

Engagement

Given the ongoing need to work remotely in many parts of the world in 2022, we continued to allow employees to use RELX Cares hours to volunteer in creative ways, relaxing the requirement that they only be used in connection with registered charities, and looked at ways to encourage people to continue to volunteer.

In the year, we held our 17th RELX Cares Challenge to encourage employees to use their two volunteer days to make a difference and foster broader participation in the local community. Colleagues from across the Company submitted ideas for new or extended business-sponsored volunteer activities that fit the RELX Cares mission and five were chosen by RELX Cares Champions. Two winners were Elsevier Chennai, which won $4,000 for the Hope Foundation to provide free English lessons to primary school pupils and RX Ho Chi Minh which won $4,000 for Go Vap District Association of the Blind which supports the visually impaired to access education and employment.

We asked colleagues who used their RELX Cares hours to record videos to encourage others to do the same. We used the video clips for a launch film for our global RELX Cares Month in September.

During RELX Cares Month, we resumed our Global Book Drive competition encouraging colleagues to donate books for local charities. Employees donated more than 2,500 books; Legal in Paris collected the most books and won $500 for the charity of their choice and the Risk office in Duluth collected the most books per employee and won $1,000 for their chosen charity.

Jeffrey P Mladenik and Andrew Curry-Green Memorial Scholarship

 

As a lasting memorial to our colleagues Jeffrey Mladenik and Andrew Curry-Green, who lost their lives on 9/11, we offer scholarships in their name to children of eligible employees.

Kira Young (left) is the daughter of Mani Young, VP Product Management for Risk in Alpharetta, Georgia. At her high school, Kira was the president of their chapter of the Family, Career and Community Leaders of America, the National Honour Society and Habitat for Humanity. She was an active member of a range of societies and clubs including the Georgia School Boards Association's Youth Advisory Council, and she received a Human Services/Education School Student of the Year Award. Kira has created her own website focusing on Mental Health Awareness called The Power of Okay. Kira is attending Emory University in 2022.

Brennan Patterson (right) is the daughter of Brent Patterson, a Technical Consultant for Risk in Springfield, Ohio. Brennan graduated as valedictorian from her high school where she was the president of the Leo Club, The National Honour Society and The Student Government. Brennan is an active fundraiser and advocate for congenital heart disease (CHD), hosting charity 5k runs, and staff vs student volleyball games to raise funds for Conquering CHD Ohio, she also succeeded in getting a CHD awareness week recognised by the Mayor of Springfield. Brennan is attending Purdue University in Indiana where she is studying psychology and forensics in the hopes of becoming a prosecutor.

Overview

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Corporate Responsibility

Financial review

Governance

Financial statements and other information

Impact

In accordance with the B4SI model, we monitor the short and long-term benefits of the projects with which we are involved. We ask beneficiaries to report on their progress to increase transparency and engagement.

In addition, we survey RELX Cares volunteers on the impact the programme has on their work via an automated survey link following each volunteer activity. In 2022, we received over 15,000 responses; 90% of respondents said their motivation and pride in the Company had increased as a result of volunteering. 88% said they had experienced a positive change in behaviour or attitude as a result of volunteering.

In 2022, for the third year, we helped the Ban Ki-moon Centre for Global Citizens empower 17 young African leaders through their Global Citizen Scholarship Programme in association with the University of Bordeaux and MCI Innsbruck. The scholars, change-makers in their communities and beyond, developed SDG micro-projects, using the RELX SDG Resource Centre as a source. Projects undertaken by this year's scholars addressed 11 different SDGs and ranged from portable filtration systems in Ethiopia, a climate-smart agricultural waste management system in Ghana, to eco-friendly permeable pavers to mitigate urban heat islands in Kenya.

2022 PERFORMANCE

Establish new strategic global fundraising partnership



The RELX Cares Global Fundraising Partnership allows us to make a significant, long-term positive impact by collectively raising funds across RELX for a charity which significantly benefits disadvantaged young people.

In 2022, we announced a new three-year partnership with Save the Children. We have committed to raising $150,000 to support their work, which includes improving nutrition and access to school meals; preventing child labour and child marriage; and supporting children's mental health. In 2021, the most recent year for which data is available, their endeavours reached approximately 43m children.

Colleagues will take part in local and global fundraising events to help reach the target.

We will also work with Save the Children on emergency response appeals. Since the partnership began in September 2022, we have made donations to support children affected by floods in Pakistan and Hurricane Ian in the US and contributed to their Children's Emergency Fund which allows them to respond to disasters around the world as they arise.



Save the Children is delighted to be named as RELX's new global fundraising partner. We are looking forward to working together to raise vital funds to support our ambition to help keep children safe, healthy and learning, giving children around the world the chance of the future they deserve.

Caroline Whatley
Director of Partnerships, Save the Children UK

2023 objectives	By 2030
Employee community engagement – SDG 17 (Partnership for the Goals): Create new opportunities to engage remote workers in RELX Cares **Philanthropic giving** – SDG 17 (Partnership for the Goals): Undertake fundraising for Save the Children to help achieve the three-year target of $150,000	Through our unique contributions, significant, measurable advancement of education for disadvantaged young people; investments with partners for maximum impact

Relevant SDGs

Supply chain

Our customers depend on us to provide them with ethically sourced and produced products and services. Therefore, our suppliers need to meet the same high standard we set for our own behaviour.

Managing an ethical supply chain

RELX has a diverse supply chain with suppliers located in over 150 countries across multiple categories, including technology (e.g. software, cloud, hardware and telecom), indirect (e.g. consulting, marketing, contingent labour and travel), and direct (e.g. data/content and production services, print/paper/bind and distribution).

Given the importance of an ethical supply chain, we maintain a Socially Responsible Supplier (SRS) programme encompassing all our business areas, supported by colleagues with expertise in operations and procurement and a dedicated SRS Director from our global procurement function.

Monitoring suppliers

We have a comprehensive Supplier Code of Conduct (Supplier Code), available on 🖥 **www.relx.com** in 16 languages, which we ask suppliers to adhere to and display prominently in the workplace. It commits them to following applicable laws and best practice in areas such as human rights, labour and the environment. It also asks our suppliers to require the same standards in their supply chains, including requesting subcontractors to enter into a commitment to uphold the Supplier Code. The Supplier Code states that, where local industry standards are higher than applicable legal requirements, we expect suppliers to meet the higher standards. Our SRS programme is a key aspect of our work to prevent modern slavery and human trafficking in our supply chain as described below.

Through our SRS database, we track suppliers with whom we spend more than $1m annually, suppliers identified as critical by the business, and those located in medium and high-risk countries (as designated by our third-party developed supplier risk tool) with a spend of more than $200,000 for the most recent consecutive two-year period. The tool incorporates 11 indicators, including human trafficking information from the US State Department and Environmental Performance Index results produced by Yale University and Columbia University in collaboration with the World Economic Forum. In 2022, 80% of our global spend was risk assessed utilising the supplier risk tool.

Kerri Dwars
VP Direct Procurement
RELX

❝

An ethical supply chain provides products and services utilising socially responsible and sustainable sourcing and operations. Working with suppliers that align with our ethical and environmental standards is critical to RELX and our customers.

▶ 16

Our Supplier Code of Conduct is available in 16 languages

RELX supplier locations (% of supplier spend)



Based on four quarters ending Q3 2022

Overview

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Financial statements and other information

The tracking list changes year-on-year based on the suppliers we engage to meet the needs of our business and/or changes in country risk designations within our third-party risk tool. In 2022, there were 724 suppliers on the SRS tracking list, 54 of which were in high-risk countries and 557 in medium-risk countries. This increase in suppliers on our tracking list compared to 2021 (359 suppliers) was due to changes in risk country classifications, which reduced the proportion of suppliers that are signatories to our Supplier Code or have an equivalent code (87% in 2022 compared to 96% in 2021) although the number of tracking list signatories increased significantly. We work with non-signatories to gain agreement to our Code, and/or assess whether they have equivalent standards in place. In 2022, there were 4,467 signatories to our Supplier Code, or have an equivalent code, representing an increase of 22% from the 3,670 signatories in 2021.

We engage a specialist supply chain auditor who undertook 119 external audits on our behalf in 2022: 28 onsite and virtual onsite audits and 91 desktop audits. During a desktop audit, the supplier responds to an online questionnaire and uploads relevant supporting documents followed by a third-party auditor review. For virtual onsite audits, facility representatives wear a video and audio source located in a lightweight harness to allow remote interaction with a qualified auditor. The auditor can then evaluate the facility, conduct interviews, and review the necessary documentation in real time, just as if conducting an in-person audit. During an onsite audit, the auditor will select employees from a full roster to interview (and may select employees on the work floor during the facility walkthrough). Employee interviews are private and confidential and facility management is not allowed to be present. All information gathered from employee interviews is anonymised. When the auditor communicates non-compliance to facility management, they are not allowed to disclose information which could identify the employee or employees to avoid retaliation against them, which is forbidden in the Supplier Code.

Incidents of non-compliance trigger continuous improvement reports summarising audit results and remediation plans. The audit covers critical dimensions of the Supplier Code such as: labour (including child/forced labour, discrimination, discipline, harassment/abuse, freedom of association, labour contracts); wages and hours (including wages and benefits and working hours); health and safety (including general work facility, emergency preparedness, occupational injury, machine safety, safety hazards, chemical and hazardous material, dormitory and canteen); management systems (including documentation and records, worker feedback and participation, audits and corrective action process); environment (including legal compliance, environmental management systems, waste and air emissions); anti-corruption and data security. During 2022 audit locations included Australia, Brazil, Bulgaria, Canada, China, Croatia, Cyprus, France, Hong Kong, India, Ireland, Malaysia, Netherlands, Nicaragua, Pakistan, Philippines, Poland, Romania, Singapore, United Kingdom, United States and Vietnam.

To minimise the risks of deforestation in our production paper supply chain, we utilise the Forest Sourcing module of The Book Chain Project, a shared industry resource for sustainable paper we helped establish, to assess the forest sources of our papers. By year end 2022, 99% of RELX's production paper was graded by The Book Chain Project as known and responsible (sustainable) sources or certified to FSC or PEFC.

In the year we held a RELX Supplier Session, inviting suppliers from across the world to join us in a conversation exploring supplier diversity and business and human rights. The session featured speakers from the UN Global Compact on their Business and Human Rights Accelerator and MSDUK, the UK's leading supplier diversity advocacy network.

Promoting human rights through the Supplier Code

As stated above, the Supplier Code sets out expectations for our suppliers' ethical conduct.

In accordance with the UK's Modern Slavery Act 2015, our Supplier Code specifically prohibits participation in any activity related to human trafficking, based on the American Bar Association's Model Business Conduct Standards to Eradicate Labor Human Rights Impacts in Hiring and Supply Chain Practices.

In 2022, we updated our RELX Modern Slavery Act Statement (MSA), available from ● **www.relx.com,** which states how we are working to avoid human trafficking and modern slavery in our direct operations and in our supply chain.

The Supplier Code stipulates that, where required by law, suppliers will have employment contracts signed with all employees and it requires mechanisms for reporting grievances. It additionally contains a provision on involuntary labour that states unequivocally that suppliers cannot directly or indirectly use, participate in, or benefit from, involuntary workers, including human trafficking-related activities. Suppliers have access to our new Modern Slavery Awareness training, which we make available to suppliers in 16 languages. In addition, we held training for RELX employees with the Slave-Free Alliance on the nature and forms of modern slavery, how to recognise signs and indicators, and steps to take if a victim or incident is identified. We did not receive any reports or audit findings which violated human rights or the Modern Slavery Act in 2022.

The Supplier Code states, "Failure to comply with any RELX term, condition, requirement, policy or procedure...may result in the cancellation of all existing orders and termination of the business relationship between RELX and supplier." It further states that suppliers must not tolerate any retaliation against any employee who makes a good faith report of abuse, intimidation, discrimination, harassment or any violation of law or of the Supplier Code or who assists in the investigation of any such report.

▸ # 119

Independent audits completed, including onsite, virtual onsite and desktop

▸ # 3.8%

US spend with Veteran, Minority or Woman-owned businesses. In total, including spend with small businesses, 15.4% of US spend was with diverse suppliers

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

2022 PERFORMANCE

Advance Supplier Diversity and Inclusion Programme

We are committed to proactive engagement with suppliers to ensure that our supply chain reflects the diversity of our communities. In the year, we continued to focus on our US supplier diversity programme while expanding outside of the US. In 2022, 3.8% of our US spend was with Veteran, Minority or Woman-owned businesses. In total, including spend with small businesses, 15.4% of US spend was with diverse suppliers. We use an independent supplier diversity database to classify diverse suppliers.

Diverse-owned businesses interested in working with RELX can register on the RELX Supplier Diversity Registration Portal. While registration does not provide preferred supplier status or guarantee of business, it provides visibility within RELX to potential opportunities. Find out more at **www.relx.com/corporate-responsibility/being-a-responsible-business/supply-chain.**

Our supplier diversity and inclusion mission is to establish and implement a sustainable Supplier Diversity and Inclusion programme that creates value by:

- promoting the sourcing of goods and services from high-performing, competitive diverse suppliers
- monitoring and measuring the Supplier Diversity and Inclusion Programme effectiveness
- participating in outreach programmes/activities to support diverse suppliers

We received recognition as a WEConnect 2022 Bronze Top Global Supplier Diversity & Inclusion Champion. Bronze level represents a commitment to global supplier diversity and inclusion through inclusive spend, policies and procedures. Supplier diversity and inclusion was also featured during RISE, our 2022 Employee Resource Group conference, to highlight ways to engage diverse suppliers across RELX.

4,467
Suppliers who have signed the Supplier Code or have an equivalent code

724
Suppliers tracked

94%
Average score for all onsite/virtual onsite audits scored in 2022; higher than our external auditor's global average of 81%

87%
Suppliers on the tracking list who were either signatories to our Supplier Code or have an equivalent code, covering 97% of the tracking list spend

Supplier Code of Conduct signatories



	2018	2019	2020	2021	**2022**
	3,082	3,202	3,457	3,670	**4,467**

		Results		
Target	**Measure**	**2020 Actual**	**2021 Actual**	**2022 Actual**
Increase # of suppliers as Code signatories	Total # of Code signatories	3,457	3,670	4,467
	Total # suppliers on tracking list	412	359	724
	% of suppliers on tracking list as Code signatories	91%	96%	87%
Continue using audits to ensure continuous improvement in supplier performance and compliance	# of independent audits completed	99	111	119
	Onsite/virtual onsite	25	28	28
	Desktop	74	83	91
	Average overall audit score (0-100)*			
	Onsite/virtual onsite	85	92	94
	Desktop	33	60	56
Continue to advance the US Supplier Diversity and Inclusion Programme	% of total US spend with diverse suppliers (Veteran, Minority, Woman-owned, and small businesses)	12.9%	12.9%	15.4%
	% of total US spend with diverse suppliers excluding small businesses	2.8%	3.1%	3.8%

* Average score for all audits scored within the year



ALIGNING WITH GOOD PARTNERS

KMS Technology

Consistently named in Best Places to Work, KMS Technology and KMS Healthcare, global companies with deep roots in Vietnam, have built a culture of nurturing client success while upholding social responsibility through established standards. As software development and consulting firms, the KMS entities are dedicated to people-centric values in their operations and communities.

KMS Technology has attained ISO 27001, an international standard to manage information security. It also holds a good manufacturing practice certification, which designates that company products are produced in alignment with quality standards.

With its focus on healthcare, KMS Healthcare supported hospitals during the Covid-19 outbreak. Teams in Vietnam donated more than 175 ventilators to patients facing severe medical conditions and 500 necessity packages with protective equipment to medical workers.

The KMS Gives programme annually pledges 1% equity, 1% profits, and 1% time to its communities. KMS regularly engages with non-profit partners such as 48in48, Fulbright University Vietnam, and Per Scholas Atlanta to assist with website development, mentoring and educational initiatives, consistently encouraging individual and team volunteerism.

Despite economic uncertainties, KMS remains determined to provide consistent global support to maximise the success of its customers and partners while pursuing initiatives that can make the world a better place.



When KMS was founded over a decade ago, I wanted to ensure we would foster community well-being. We have built company morale from the top, and I could not be more proud of our teams for enforcing our company values while finding self-fulfilment in their philanthropic efforts across the globe.

Josh Lieberman
President and Co-Founder, KMS Technology

2023 objectives	By 2030
Responsible Supply Chain – SDG 8 (Decent Work and Economic Growth): Increase number of suppliers as Code signatories; continue using audits to ensure continuous improvement in supplier performance and compliance **Supplier Diversity** – SDG 10 (Reduced Inequalities): Advance Supplier Diversity and Inclusion Programme	Reduce supply chain risks related to human rights, labour, the environment and anti-bribery by ensuring adherence to our Supplier Code of Conduct through training, auditing and remediation; drive supply chain innovation, quality and efficiencies through a strong, diverse network of suppliers

Relevant
SDGs



Environment

We work to increase the positive impact we have on the environment through our products and services which provide essential insight and bring stakeholders together, while also striving to reduce our environmental footprint across our business and value chain.

A positive environmental impact

We make a positive environmental impact through our products and services which inform debate, aid decision makers and encourage research and development.

The CEO is responsible to the Board for environmental performance; the CEOs of our business areas are responsible for complying with environmental policy, legislation and regulations and the CFO is our most senior environmental advocate. Our Global Head of ESG and Corporate Responsibility engages with the Board on environmental issues and our Environmental Champions network, led by the global environment manager, includes employees in key operational areas of the business. We work with Environmental Champions and dedicated engineering, design and real estate specialists to improve efficiency wherever possible in our portfolio.

In 2022, we continued our support of the Climate Pledge, aiming to achieve net zero across all carbon scopes by 2040 at the latest. Part of the UN Race to Zero, we have committed to measure and report greenhouse gas emissions, implement decarbonisation strategies for emissions reductions and address residual emissions with high-quality offsets. We offset the latter in Scope 1, Scope 2 and Scope 3 (work-related flights, hotels, cloud computing, home-based working and commuting), purchasing offsets that met strict criteria and which are subject to certification and reporting requirements. Details of our net zero transition plans are available on pages 67 and 74 .

We support progressive environmental legislation and in 2022 continued our membership in the Aldersgate Group, an alliance of leaders from business, politics and civil society, chaired by former UK Prime Minister Theresa May, that drives action for a sustainable economy. In the year, we chaired a panel discussion on engaging SME suppliers on carbon reductions at RX's All Energy event in Glasgow, and became a member of the Net Zero Supply Chains initiative with other companies and NGO partners organised by Pineapple Partnerships.

We are a Taskforce for Climate-related Financial Disclosure (TCFD) supporter and have expanded our TCFD disclosure (see page 73) and remain signatories of We Are Still In, a network of more than 3,900 businesses, universities, cities, states and other organisations, committed to combatting climate change.

David van Rossem
VP, Internal Climate
Programme
Elsevier

"

Sustainability is important for our business, because a company that ignores environmental issues is simply not future-proof. Having a genuine commitment to climate action is important to our colleagues, investors and customers; it is a golden opportunity to continually operate more efficiently.

▸ Group certification
to ISO14001 Environmental Management System achieved in 2022

▸ 74%
reduction in Scope 1 and Scope 2 (location-based) emissions since 2010

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Our key environmental impact: environmental knowledge

In creating our products and services we have an impact on the environment in areas such as carbon emissions, energy and water usage. But arguably bigger and more important is our growing portfolio of environmental research, products and services, which spread good practice, encourage debate and aid researchers and decision makers. The most recent results from Scopus show our share of citations in environmental science represented 53% of the total market.

Risk
In 2022, ICIS launched their first hydrogen price assessments. The ICIS European renewable hydrogen assessments are the first structured to be compliant with European Union and UK government standards for producing renewable hydrogen, and provide market participants with confidence to make strategic investment plans.

In the year, Cirium, our aviation analytics business, added new carbon emissions capabilities to its comprehensive aircraft fleet analysis solution, Fleet Analyzer. This expansion allows lessors and other industry participants to consider the carbon emissions of aircraft in their fleet decisions.

Cirium compiles one of the leading datasets on flight emissions. As fuel consumption is considered sensitive information and is not disclosed by airlines, Cirium developed a new methodology based on fuel-burn that factors in an array of variables, including actual flight time (which is more relevant than distance in determining how much fuel was used) aircraft model, aircraft age, engine type, number of seats, passenger load, cargo load, weather, taxi time and runway idling or circling in the air.

Scientific, Technical & Medical
Elsevier organised a free-to-attend webinar series, Becoming Net Zero, which covered topics such as net zero pathways and carbon capture innovation.

The Lancet issued their 2022 Lancet Countdown which tracks the relationship between health and climate change across 43 indicators. The report found that in 2020 extreme heatwaves were associated with 98m more people suffering from food insecurity than the annual average between 1981-2010, and that weather conditions are increasingly leading to the spread of infectious diseases such as Dengue Fever, the likelihood of which increased by 12% over the period.

To mark COP27 in Egypt, Elsevier produced a special issue on climate change which was made freely available on the RELX SDG Resource Centre. The special issue contained over 110 book chapters and journal articles covering a range of key issues and innovations, as well as an episode with Corey Peterson, Chief Sustainability Officer at the University of Tasmania, Australia on the site's World We Want podcast.

Legal
LexisNexis launched a new ESG microsite, based on the LexisNexis Newsdesk platform, with more than 380 topics categorised to collate media reports including on the environment.

In the UK, LexisNexis issued practice notes detailing legal information and briefings on environmental topics such as the 2030 Climate and Energy Framework, planning, greenhouse gas reporting and renewable energy.



Intelligize issued the results of an analysis on SEC comment letters to evaluate the SEC's approach to corporate climate disclosure. It found that before 2021, SEC action focused on information which had not been included in a public disclosure, however from 2021, the focus shifted to accuracy of reported information.

Exhibitions
Held in Glasgow six months after the UN COP26 Summit, Exhibitions' All-Energy 2022 tradeshow showcased solutions for an array of renewable energy challenges. Over 500 speakers took part in the free-to-attend conference, which featured contributions from Scotland's First Minister Nicola Sturgeon and COP26 President Alok Sharma. Alongside All-Energy, Dcarbonise, supported by the Scottish government and Energy Saving Trust, offered end-users advice and technology to help them decarbonise their buildings, businesses and transport systems.

World Future Energy Summit (WFES), held in Abu Dhabi in January 2022, spotlit five critical industries shaping sustainability and driving investment globally. The Solar & Clean Energy, EcoWASTE, Water, Smart Cities, and Climate & Environment forums featured more than 275 industry leaders, who shared their insights with Middle East investors, policy makers, business leaders, project owners and technology pioneers. Attendees could network, do business and share knowledge about issues critical to sustainable development.

Exhibitions' World Travel Market has the largest responsible tourism programme of its kind in the world – an international forum that aims to engage businesses, government, decision makers and others in spreading sustainable practices and ethical methods across the travel industry. Panel discussions on sustainable and future travel at World Travel Market London in November focused on the business case, and growing customer demand, for responsible tourism; during the programme, the 19th World Travel Market Responsible Tourism Awards recognised 26 businesses and destinations from 21 countries for having a responsible impact on tourism.

Environmental risks and opportunities

The assessment, prioritisation and mitigation of environmental risks are integrated into our overall company-wide risk management process which considers current and emerging risks to achieving RELX's strategic goals. The Board assesses the risk level and mitigation strategies and monitors implementation by senior managers.

Our Environmental Champions network, together with colleagues throughout the business, as well as external stakeholders such as NGOs and investors, help us monitor and rank our environmental risks and opportunities. They are reviewed quarterly by the Environmental Checkpoint Committee, chaired by the CFO, during the year.

Our Global Environmental Policy is available on  **www.relx. com/cr-downloads** and applies to all areas of the business and states that we must consider, among other risks, those that require legislative compliance, have significant cost implications for the business and/or may affect our reputation. The Global Environment Policy is supported by a global Environmental Management System (EMS), certified to the ISO 14001 environmental standard.

We provide our facilities teams an online EMS Implementation Pack containing documentation, training and audit materials to aid the certification process. In 2022, we achieved Group certification to the ISO 14001:2015 standard across the business.

The EMS covers the assessment of existing and emerging regulatory requirements related to climate change, including carbon pricing, taxes and additional reporting requirements.

It includes transition and physical risks and has informed our TCFD report, including transitioning to a lower carbon economy and risks related to physical impacts of climate change. See page 73.

Green Teams, employee-led environmental groups representing 53% of employees in 44 key facilities, help us implement our EMS and achieve environmental improvements at the local level. We are also aided by consistent dialogue with stakeholders including employees, government and NGOs. We participate in sector initiatives, such as the Publishers' Database for Responsible Environmental Paper Sourcing (PREPS), part of the Book Chain Project, and further our understanding through environmental benchmarking activities, such as CDP, where we were scored B in the Climate Change programme and B in the Water Security programme.

Assessing our environmental impact

Although all our environmental impacts are important, we prioritise climate change, minimising the use of natural resources and waste from our own operations. Throughout 2022, we worked to reduce our direct environmental impact by minimising the use of natural resources and efficiently employing sustainable materials and technologies.

We consider upstream and downstream impacts as part of a lifecycle approach to our operations. This includes risks related to the forest sources and production of pulp and paper for our printed products (see further information on page 71), while opportunities include the donation of unsold or returned printed products and IT equipment to development charity partners, decreasing waste and increasing societal benefit, particularly in less-developed nations. See page 70 for further details.

Third-party verification of our environmental data gives us confidence in its reliability and improves our reporting.

Book donations: supporting education

While print is a relatively small portion of our revenue, we must continue to minimise the impact of printed product.

We focus on techniques such as print on demand or print run control to better match production to demand.

We donate excess product to charity partners such as Book Aid International or Books for Africa to avoid waste and benefit communities.

In 2022, RELX donated 146,000 books with a value of over $10m to our charity partners.

Book Aid International
RELX has been a Book Aid International partner for over 30 years through regular book donations, financial support and staff fundraising and volunteering. RELX donations of medical books are critical to educating the next generation of healthcare providers around the world.

In 2022, we donated 65,945 new higher education and medical books, as well as a grant to help Book Aid International and its partners create a Children's Corner at Mbala Library in Zambia. This will give local children a safe, welcoming space where they can discover the joy of reading and become readers. Librarians are also being trained to support younger children and school students wishing to use the space to study.



At a time when books and access to information are needed more than ever, our partnership with RELX in 2022 enabled us to share the power of books with thousands of the world's most marginalised children and adults. Thanks to RELX, we are inspiring children to discover books through our Children's Corners project in libraries, and ensuring medical professionals have access to the books they need to improve their knowledge and skills.

Alison Tweed, Chief Executive
Book Aid International

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Climate change

Our Climate Change Statement supports the scientific community's opinion that human activity is contributing to climate change; we support the Paris Agreement's intention to limit climate change to 1.5°C.

The RELX Climate Change Statement is available at **www.relx.com/cr-downloads.**

Changes to working preferences following the Covid-19 pandemic have contributed to decreases in reported carbon emissions since 2020, with many of our people working from home or on a hybrid basis, with more limited business travel. To show trends, we report data over a longer time sequence.

In the year, we added the one events venue managed by RX to our climate reporting. The venue was responsible for approximately 3% of Scope 1 and Scope 2 (location-based) emissions in 2022. We have restated figures since 2015 to include this space. See methodology notes for full details on **www.relx.com/additional-cr-resources.**

We use the Radiative Forcing emissions factors provided by the UK Department for Business, Energy and Industrial Strategy for calculating business travel emissions which take into account the full environmental impact of air travel, such as water vapour, contrails and nitrogen oxide emissions.

Total Scope 1 emissions decreased by 8% in the year due to lower levels of driving in the company car fleet. Car fleet emissions have decreased 78% since 2010 and by 62% in overall Scope 1 emissions.

Scope 2 (location-based) emissions decreased by 15% in the year due to office space consolidations, as well as lower power consumption at our data centres.

Scope 3 business travel data covers all air travel booked and collected through our travel provider, BCD. While resumption of business travel in 2022 led to an increase in emissions over 2021, since 2010, we have reduced travel emissions by 67%.

2022 climate change performance

Absolute Scope 1 and Scope 2 emissions



Intensity Scope 1 and Scope 2 emissions



2022 Environmental Performance

	Absolute performance			Intensity ratio (absolute/£m revenue)		
	2021	variance	**2022**	2021	variance	**2022**
Scope 1 (direct emissions) tCO$_2$e	5,644	-8%	**5,211**	0.78	-22%	**0.61**
Scope 2 (location-based emissions) tCO$_2$e	44,051	-15%	**37,270**	6.08	-28%	**4.36**
Scope 2 (market-based emissions) tCO$_2$e	8,321	8%	**8,952**	1.15	-9%	**1.05**
Total energy (MWh)	125,095	-6%	**117,997**	17.27	-20%	**13.80**
Water (m³)	183,575	-15%	**156,734**	25.34	-28%	**18.33**
Waste sent to landfill (t)*	150	-51%	**73**	0.02	-59%	**0.01**
Sustainable production paper (%)	98	1%pt	**99**	–	–	**–**

* From reporting locations only, excluding estimated data

Actual environmental data covers approximately 79% of occupied floor space based on electricity reporting. When we are unable to obtain reliable data, for example from small serviced offices, we estimate energy consumption and water usage on actual data from our portfolio. In this way, our reported data covers all operations, for which we have operational control for a 12-month period, December 2021 to November 2022.

Scope 2 (location-based) emissions are calculated using grid average carbon emissions factors for all electricity sources.

Scope 2 (market-based) emissions are calculated using supplier-specific carbon emissions factors (where available) for renewable energy purchases.

Our Net Zero Commitment

As a signatory to the Climate Pledge, we are committed to becoming net zero by 2040 at the latest. The main tenets of the initiative, a community of more than 370 organisations working to address climate change, is measuring and reporting greenhouse gas emissions and implementing decarbonisation strategies for significant emissions reductions.

Since 2010, we have reduced our Scope 1 and 2 location-based carbon emissions by 74%. In the year, we submitted a carbon target for verification to the Science Based Targets Initiative and are awaiting their review. This aligns with the 1.5°C goal of the Paris Climate Agreement and will require us to continue reducing greenhouse gas emissions, maintain our internal carbon pricing scheme, among other measures.

As stated, we compensated for emissions in Scope 1, Scope 2 and Scope 3 (work-related flights, hotels, cloud computing, home-based working and commuting) by purchasing offsets in 2022 with investments in REDD+ forestry projects in Kenya and Indonesia and a soil sequestration project in the United Kingdom. We do not utilise offsets in our carbon performance reporting.

Road Map

RELX's emissions are aligned with the 1.5°C pathway. We aim to maintain this performance by pursuing further emissions reductions in two primary ways:

1. Company operations: By setting and achieving science-based reduction targets that bring us to net zero no later than 2040. Read more about our carbon reduction targets and our carbon performance on pages 66-72.

2. Value chain: By engaging with our suppliers on setting and attaining their own science-based carbon reduction targets and addressing emissions from other Scope 3 categories. Read more about how we engage with suppliers on pages 59-62.

RELX will continue to advance wider action on climate change through:

1. The continued development of leading-edge products, services and events on climate change and net zero transition

2. Industry partnerships such as the Responsible Media Forum's Climate Pact and Net Zero Events, an initiative for the global events industry

3. Climate advocacy supporting responsible climate-related initiatives through organisations such as the United Nations Global Compact, The Aldersgate Group, and RE100

4. Sharing climate knowledge with society through offerings such as the free RELX SDG Resource Centre
   🟠 **www.sdgresources.relx.com**

We will continue to advance our net zero efforts through an internal carbon price payable by all business areas for Scope 1, 2 and select Scope 3 emissions. The current price is $30/tCO$_2$e and will increase over time.

Climate objectives are monitored by the RELX CR Forum, chaired by the Head of Corporate Affairs, which meets twice per year to agree and assess progress on ESG targets and objectives. Read more about CR governance on pages 40-43.

Executive remuneration is linked to achieving environmental targets including our Scope 1 and 2 carbon reduction target. Read more about executive remuneration on page 126.

Scope 3

In 2022, we continued to advance our understanding of our Scope 3 emissions beyond business flights, identifying key areas, refining our methodology and our direct engagement with suppliers. We used the RELX CO2 Hub, an internal analytics platform, to help quantify our Scope 3 emissions.

Supply chain (excluding business travel, cloud computing services and events)

We estimated indirect supplier emissions through an improved methodology by collecting data on key suppliers to derive carbon intensity factors. The factors are then extrapolated by spend category to cover our full supply chain. Our supply chain emissions were approximately two times larger than our total Scope 1, Scope 2 (location-based) and Scope 3 (flights) emissions in 2022.

Cloud computing services

While RELX continues to undertake energy efficiency projects at its own data centres, some of the energy and carbon reductions at these facilities have been achieved by moving content to third-party cloud services. With data provided by our primary IaaS cloud providers, we estimated 2022 market-based carbon emissions associated with all cloud computing services provided to RELX to be approximately 160 tCO$_2$e, a significant reduction on previous years as a primary supplier switched to renewable power.

Home-based employees

Using location-specific emissions factors and office attendance data, we estimated emissions from home working in the year to be approximately 12,000 tCO$_2$e.

Commuting

Through RELX's Environmental Standards programme, locations are encouraged to develop a local travel plan. Actions from travel plans include publishing information on public transport links, promoting commuter loan schemes and encouraging carpooling. Using daily refreshed office attendance data, we estimated emissions in the year to be approximately 4,000 tCO$_2$e.

Events

RX has partnered with peers on Net Zero Carbon Events. Launched at COP27 the initiative aims to develop methodologies to quantify and reduce emissions associated with the events industry. Attendance at one of our events can replace the need for multiple business trips. We are looking to better gather emissions data associated with an event's value chain, which we expect to be a sizeable component of our Scope 3 emissions.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Energy

As our business predominantly occupies leased locations with few opportunities for onsite generation, we rely on green tariffs and renewable energy certificates (RECs) to purchase renewables equal to 100% of our global electricity consumption. In 2022, RECs were purchased from sources in Texas, including Peyton Creek Wind Farm (pictured right).

Energy consumption at our offices decreased in 2022 due to ongoing office space consolidation. Data centre energy decreased in line with our long-term trend.

Energy use at our data centres is responsible for 39% of total energy usage (offices account for 50% and warehouses 11%). To advance data centre efficiency, we undertake hardware and other upgrades and have dedicated engineering services.

We expect energy consumption at the event venue managed by RX to increase in 2023, as in-person events continue to return.

2022 energy performance

Energy consumption (Absolute)



Year	MWh
2015	218,459
2016	207,006
2017	196,640
2018	190,145
2019	176,682
2020	142,098
2021	125,095
2022	**117,997**

Energy leadership

We are a member of RE100, a global initiative bringing together businesses committed to 100% renewable electricity.



▸ # 59%
Reduction in energy and fuels consumption since 2010

RELX Environmental Challenge

2022 marked the twelfth year of the RELX Environmental Challenge, focused on providing improved and sustainable access to water and sanitation where it is presently at risk.

The $50,000 first prize winner was Caminos de Agua, a Mexican organisation installing groundwater treatment systems to remove harmful contaminants such as arsenic and fluoride from groundwater supplies. The community of Los Ricos (top right) have successfully adopted this low-cost, community-managed system.

The $25,000 second prize winner was MSABI's True Life Water Points. Based in Tanzania, the organisation has developed a low-cost mobile phone-based insurance model to ensure the maintenance of local water systems (bottom right), particularly in remote regions.



Winning the RELX Environmental Challenge gives us the resources we need to scale our solution for removing arsenic and fluoride from drinking water which will benefit more than 10,000 people in the next five years. It will also allow us to create a model which government and other actors can replicate in communities facing similar water quality challenges around the world.

Dylan Terrell, Founder & Executive Director
Caminos de Agua





Water

The majority of our sites use water from municipal supply and are in developed countries with a high capability for water adaptation and mitigation.

Our water usage decreased 15% between 2021 and 2022 due to ongoing office space consolidation and reduced use of cooling water at data centres.

We engage with internal water experts who produce water-related content for our customers. In 2022, we offered customers 35 peer-reviewed journals in aquatic sciences, including Water Research.

▶ **68%**

Reduction in water use from 2010 to 2022

2022 water performance

Water usage (Absolute)



Year	m³
2015	353,486
2016	353,932
2017	359,766
2018	346,408
2019	344,304
2020	226,509
2021	183,575
2022	**156,734**

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Waste

Total waste generated by our locations increased by 8% in 2022, primarily due to the partial return of employees to offices. Of waste generated at all of our locations, 82% was recycled and 93% diverted from landfill through recycling, composting and energy generation from waste. Of the waste produced at our reporting locations, excluding estimated data, 86% was recycled.

Where reliable measurements are not available, we calculate waste based on weight sampling and by counting waste containers leaving our premises. Although local municipalities most often carry out sorting and recycling, we report all waste as going to landfill unless we have robust evidence. For this reason, performance against our recycling target is linked to our reporting locations.

We do not produce any material amounts of hazardous waste.

We also continued to work toward our target to reduce waste sent to landfill from reporting locations. In the period, waste sent to landfill from reporting locations, excluding estimated data, decreased by 51%.

We work to reduce packaging waste from our physical products. In the UK, we provide information on packaging waste in line with the UK government's Producer Responsibility Obligations (Packaging Waste) Regulations 2007. As a member of the Biffpack compliance scheme, we report the amount of obligated packaging we generate through selling, pack and fill and importation of our products.

2022 waste performance

Waste (all locations)



■	Energy from waste
■	Recycling
■	Compost
■	Landfill

Waste (reporting locations)



■	Energy from waste
■	Recycling
■	Compost
■	Landfill

Reporting locations are those from which we are able to capture primary data and excludes estimated data. 'All locations' includes non-reporting locations, such as serviced offices, where data is estimated.

A new life for old equipment

We dispose of defunct hardware and other electronic waste according to local regulations and recycle only if equipment cannot be reused.

In the year, we continued our partnership with Camara Education to donate equipment to help disadvantaged students. Camara Education refurbishes our donated equipment which it uses to establish eLearning centres at schools in Ethiopia, Kenya, Tanzania and Zambia. Any equipment that cannot be refurbished is appropriately recycled.

In 2022, Camara Education generated over £53,000 from equipment donated by RELX, enough to fully equip eight new eLearning centres and train teachers to use them effectively. Our 2022 donations saved almost 600 tonnes of CO_2 and kept 2,700kg of waste from going to landfill.





The ongoing support we receive from RELX has helped enormously as schools in Africa recover post Covid-19; it has helped as we develop ambitious plans to increase our impact, providing training and resources to even more young people in need.

Aidan Tallon
CEO, Camara Education

Paper

The quantity of production paper purchased in 2022 decreased by 30% over 2021 and by 57% since 2010 as we deliver more of our products online, reflecting a circular economy approach to conducting our business. Some of this year's decrease is also attributed to the use of the new reporting tool, see below. 99% of RELX production papers were graded in PREPS as known and responsible sources or certified to FSC or PEFC. We continue to reduce waste and the environmental impact of producing our products through measures such as smaller print runs, litho over digital printing, print on demand and lighter papers where possible.

2022 paper performance

Sustainable production paper



Focus on sustainable paper

We are a founding member of the Bookchain Project's paper module (PREPS) and helped create the PREPS database which identifies the pulps and forest sources of papers. Each paper is given stars according to sustainability criteria: one (unknown or unwanted material), three (known and responsible), or five (recycled, Forest Stewardship Council or Programme for the Endorsement of Forest Certification certified).

The grading system was initially developed by PREPS member Egmont UK Ltd and sustainability consultants Carnstone, along with input from Greenpeace and WWF.

The RELX Sustainable Production Paper Policy commits us to purchase only sustainable papers - graded three or five by Bookchain, or certified to FSC or PEFC.

In 2022, we used approximately 102 tonnes of office paper. To reduce paper use at sites with higher consumption levels, we have set specific targets.

2022 PERFORMANCE

Launch new online reporting tool for sustainable production paper

Printed products are responsible for 6% of revenues, a share which has been declining as our digital product offerings grow. The potential environmental impacts of paper use in our products such as books or journals remains a focus area for RELX.

In the year, we continued efforts to ensure the paper we use is sourced from sustainably managed forests to eliminate the risk of deforestation from our paper supply chain.

As members of the Bookchain Project we trace the forest sources of the papers we purchase and restrict our supplier to only those papers assessed as grade 3 or 5 (known and responsible sources).

In 2022, we updated our Paper Policy to better support our 100% sustainable paper target. We are committed to purchasing only papers which are graded 3 or 5 in the Bookchain Project, or are certified to FSC or PEFC.

Our historic challenge has been in tracking the papers we use across our supply chain. It resulted in papers that did not meet our evidence criteria to be classed as sustainable. To overcome this, in the year we developed an online paper reporting module using the Ecometrica platform we use to track our environmental data.

This allows suppliers to log in regularly to update details of the paper they use, automatically verifying sustainability credentials against the Book Chain Project ratings and paper certifications. It also enables a more accurate classification of papers to ensure reporting is scoped to papers used in the production of our print products.

The new reporting regime resulted in quarterly performance reporting allowing procurement managers to identify papers which could not be proven sustainable, to liaise with suppliers for more detail.

This new approach means 99% of the papers we purchase are now rated as sustainable, with ongoing efforts to increase this to 100% by 2025 in line with our target.

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Targets and standards

Our focus is on delivering continuous improvement in our environmental performance year-on-year. We also set longer term targets to reflect our ambition over time.

We set our carbon reduction target using the Science Based Target Methodology designed by CDP, the UN Global Compact, the World Resources Institute and WWF. It aligns our carbon reductions with those deemed necessary by climate scientists in order to avoid the worst impacts of climate change. Performance against the target is measured in Scope 1 and Scope 2 (location-based) emissions, which means no carbon has been subtracted from our emissions (including for the renewable electricity we purchase).

Our carbon target applies to combined Scope 1 and Scope 2 (location-based) emissions as defined by the Greenhouse Gas (GHG) Protocol. We continue to report on our indirect Scope 3 emissions. See Climate change above for more information.

We set other targets for reducing energy and fuel consumption, increasing the amount of renewable electricity we purchase and decreasing the amount of waste we generate.

In the year, the Risk Solutions Group Green Team held quizzes and competitions focused on saving energy and reducing food waste, single-use plastics and commuting emissions. The Elsevier Amsterdam Green Team planted the first trees for a biodiverse Elsevier forest in Overijssel, Netherlands. Colleagues around the globe made donations: for every tree Elsevier plants in the Netherlands, another is planted in Uganda's Kibale National Park. Elsevier's Climate Action Board advise on key actions and initiatives.

We are a founding signatory to the Responsible Media Forum's Media Climate Pact which requires signatories to set a science-based carbon reduction target and commit to furthering climate awareness and positive action through their content.

As a signatory to the SDG Publishers Compact, we advocate for climate action within our products and the content we publish.

Environmental targets		
Focus area	Targets – 2025	2022 performance
Climate change	Reduce Scope 1 and 2 (location-based) carbon emissions by 46% against a 2015 baseline	-60%
Energy	Reduce energy and fuel consumption of our locations by 30% against a 2015 baseline	-46%
Energy	Continue to purchase renewable electricity equivalent to 100% of RELX's global electricity consumption	100%
Waste*	Decrease waste sent to landfill from reporting locations to 35% below 2015 levels	-94%
Production paper	100% of RELX production papers to be graded in PREPS as 'known and responsible sources', or certified to FSC or PEFC by 2025	99%

* From reporting locations, excluding estimated data.

Environmental management system	Achieve Group certification to the ISO14001 standard across the business	Group certification across the business achieved in 2022
	100% of new office fit-outs to achieve RELX Sustainable Fit-Out standard by 2025	RELX Sustainable Fit-Out standard developed
Content	Meet our responsibility under the Media Climate Pact to advance climate knowledge through our content	Content to support climate awareness and positive action (see page 64)

We have reported on all emission sources required under the Companies Act 2006 (Strategic Report and Directors' Report) Regulations 2013. We have included emissions from all RELX operating companies. Environmental data covers 12 months from December 2021 through November 2022.

We have used the GHG Protocol Corporate Accounting and Reporting Standard (revised edition) and the data has been assured by an independent third party, EY.

2023 objectives	By 2030
Environmental responsibility – SDG 12 (Responsible Consumption and Production): Review global car fleet policies with the aim to move to more fuel-efficient vehicles **Carbon reduction** – SDG 13 (Climate Action): Expand climate risk assessment of products by the Climate Product Working Group	Further environmental knowledge and positive action through our products and services and, accordingly, conduct our business with the lowest environmental impact possible

CR Disclosure Standards 1
Taskforce on Climate-related Financial Disclosure (TCFD)

RELX makes the following disclosures, consistent with the recommendations of the Taskforce on Climate-related Financial Disclosure (TCFD) All Sector Guidance as required by the Listing Rules (Disclosure of Climate-Related Financial Information) (No 2) Instrument 2021.

I. Governance

a. Board oversight of climate-related risks and opportunities
This statement has been reviewed and approved by the Board.

The RELX Board oversees the internal controls and risk management practices as described on page 88. In addition, climate risk and opportunity is subject to our CR governance processes, see pages 40-43. In the year, the Company's approach to managing its climate change risks and opportunities was covered by the Board at multiple points including in discussions with and papers from the Chief Financial Officer (CFO), responsible to the Board for performance against climate targets; the Head of ESG and Corporate Responsibility; and the Head of Group Insurance and Risk, as part of the RELX Audit Committee review of the Company's risk management process.

The result of these undertakings is that the Board has found climate change has no material impact on RELX's business in the short term and will be unlikely to have a significant impact in the medium and longer term. This is based on the review of RELX's low sector exposure to climate change and consideration of climate change by the business in its strategy, activities, policies, annual budgets, and business plans, setting and monitoring of performance objectives, major capital expenditures, acquisitions and divestitures.

Moreover, this view is predicated on strong climate action by the business in 2022 and over time to mitigate the effect of transition and physical climate change risks as described in this statement and in this report.

b. Management's role in assessing and managing climate-related risks and opportunities
Management in each business area is responsible for identifying customer needs and developing relevant products related to climate change. This ranges from launching and advancing scientific journals with articles on climate change, energy efficiency, and other climate-related topics; providing data and analytics that support customers in reducing their environmental impact; providing information and analytics on laws and regulations related to the environment; and holding exhibitions focused on renewable energy and low carbon solutions.

As RELX's senior environmental champion, the CFO leads the RELX Environmental Checkpoint Committee which sets strategy and targets for measuring and reducing the group's own environmental impact. The group monitors performance throughout the year, tracking emissions across all scopes and performance relative to our target to reduce Scope 1 and 2 (location based) carbon emissions by 46% by 2025 against a 2015 baseline.

Management in each operational area support our environmental goals. They are responsible for ensuring the continuity of the group's operations, including resilience to events caused by extreme weather events. The Business Continuity Forum brings together specialists from across the group to identify risks, assess continuity and incident response plans, learn from incidents and spread best practice.

We recognise climate change intersects with other environmental and sustainability issues. For this reason, climate change is also considered by the RELX Corporate Responsibility (CR) Forum, with oversight by the Head of Corporate Affairs, a member of the executive committee, and led by the Head of ESG and Corporate Responsibility. The CR Forum meets twice per year and comprises more than 100 participants including function heads and business area leads from across the Company.

Management is informed about climate-issues through quarterly business climate reporting, the certified ISO14001 Environmental Management System and by engagement with internal and external networks.

II. Strategy

a. Climate-related risks and opportunities in the short, medium, and long term
While we are in a low carbon intensive sector, the Board and the Environmental Checkpoint Committee continued to consider our climate-related risks and opportunities based on the scenarios in section c below. Examples of our findings for various timeframes are outlined below. The long term time horizon aligns with the timeframe of the Paris Climate Agreement and the medium term with our ambition to achieve net zero by 2040.

Short (<10 years) – Transition risks: Policy and legal requirements relative to climate change will continue to increase as they have over the last six years requiring us to ensure adequate disclosure; there will be increasing stakeholder pressure requiring us to ensure our products and services help accelerate the green transition for our customers in carbon intensive and other industries. Physical risks: Variability in weather patterns and more frequent extreme weather events mean we must advance both mitigation and adaptation strategies, including through our business continuity planning. See page 77 for further information on TCFD risks.

Medium (10 to 20 years) – Transition risks: There will likely be increased pricing of GHG emissions and enhanced reporting obligations, particularly in areas like supply chain emissions; reputational damage could result if we do not show medium-term results for meeting our obligations as a signatory of The Climate Pledge and similar initiatives. Physical risks: Gradual increase of average temperatures will affect businesses we operate in some locations more than others, so we are developing country and local response plans; mean temperature rise will likely affect our suppliers as well and we will continue our due diligence related to exposure in our supply chain.

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Long term (20 years +) – Transition risks: Stigmatisation could result if our products and services are not seen as part of the solution to climate change; this creates an opportunity for us to increase offerings that support a lower carbon future. Physical risks: Sea level rise will be varying but worse under the business as usual scenario which will increase risk of business interruption and damage to property; we recognise that this must be part of our planning for the places where we will operate.

Risks and opportunities have been identified through the risk assessment process, as described in Governance above and detailed on pages 88-95, and through working groups such as the Climate Product Group, CR Forum and other networks.

Our carbon action hierarchy is to first, reduce our carbon emissions; second, to purchase increasing amounts of green tariff energy as availability improves in global markets where we operate; and third, to purchase certified renewable energy certificates where necessary. Our performance reporting is based on our gross emissions, and we also purchase high-quality, verified offsets for residual emissions. We offset residual emissions in Scope 1, Scope 2 and Scope 3 (work-related flights, hotels, cloud computing, home-based working and commuting) purchasing offsets that met strict criteria, and which are subject to certification and reporting requirements. RELX is committed to achieving net zero emissions following our carbon action hierarchy across all scopes by 2040 at the latest, including through our participation in The Climate Pledge, part of the UN Race to Zero campaign.

b. Impact of climate-related risks and opportunities on our business, strategy, and financial planning
In 2022, energy represented less than 1% of the RELX cost base. Although energy costs, and associated carbon costs, may increase substantially, the impact on RELX's financial results is likely to remain limited.

While we do not believe climate risk will have a material impact on our revenue, there is careful review within the relevant businesses to assess impacts of providing products and services that help customers with their energy transition as traditional sector activities may not be viable in the longer term.

While we will continue to advance our efforts to achieve net zero, we do not believe they will have a material impact on RELX financial planning as described in Governance above.

We are using the climate scenarios we outline below to inform strategy and financial planning at both the Board and business area level. One example is our work with finance and other teams across the business to price carbon, which we raised to $30 tCO$_2$e in the year (which will increase over time). Proceeds will be used for, among other measures, internal climate action projects where possible. In the year, we began a cross-business review of climate-related product risks. Printed and face to face products, responsible for 17% of total revenue, face more exposure to risks such as weather-related logistics disruption than do our digital offerings; see Principal Risks on page 88.

We are factoring climate change into strategy planning for our portfolio as our scientific research information, analysis of environmental law, tracking of carbon and recycling markets, among other products and services, becomes increasingly important for our customers, investors and other stakeholders in their own responses to climate change. A small proportion of customers operate in carbon intensive industries, including agriculture and aviation, and we are committed to supporting them, and those in other industries, with their energy transition. There are no technology-related dependencies in realising opportunities to help customers reduce their carbon impact, though new opportunities may arise as technology advances.

In Risk, products such as Cirium, which serves the aviation sector, is deploying an improved methodology for calculating flight emissions; helping airlines better plan and conduct maintenance of their fleet to ensure efficient operation; and identifying flight routes for maximum occupancy so emissions per passenger are lower.

Elsevier is working to support clean energy. In 2022, Elsevier launched a free report titled Pathways to Net Zero: global south research in the transition to clean energy. The books team further implemented its Energy with Purpose mission statement to only commission new content that advances the energy transition and reduction of CO2 emissions. Leadership made the decision to close one hydrocarbon journal and transition remaining titles with updated aims and scope, explicitly calling for research related to UN Sustainable Development Goal (SDG) 7, Affordable and Clean Energy. Colleagues are recruiting editorial board members who specialise in specific renewable technology areas and working to increase global south representation. Elsevier's Geofacets, which provides geological and geophysical data to academic and corporate customers, only added new content, features and functionality that support the energy transition and other related SDGs, including sustainable mineral mining projects essential for renewable technologies such as battery and solar cells. The remaining use cases focused on discovering efficiencies in established energy projects rather than new fossil fuel exploration.

LexisNexis Legal & Professional provides LexisPSL Environment to help clients identify environmental liabilities, understand the commercial implications of environmental law and keep track of current developments with daily news feeds on new cases, legislation, and consultations as well as practice notes, Q&As, and legal precedents.

RX holds World Future Energy Summit, a portfolio of events specifically designed to combat climate change, in line with the United Nations Sustainable Development Goals (SDGs) and the Paris Agreement. Ahead of Batimat, the world's largest event dedicated to building and construction, RX embarked on a Low Carbon Construction Tour of 12 European and African cities to raise awareness of low-carbon solutions for the construction industry. Of the approximately 400 shows we organise, less than 5% are in carbon-intensive industries.

All RELX business areas are contributing content to the RELX SDG Resource Centre which provides free access to news, research, tools and events on the SDGs, including SDG 7 Clean and Affordable Energy and SDG 13 Climate Action. The site also incorporates relevant content from key partners, including the UN Global Compact (UNGC). In support of COP27, we released a climate change special issue on the free RELX SDG Resource Centre, a curated list of 110 journal articles and book chapters to inspire positive environmental action and further climate research.

c. Resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario

We have a threefold strategy to address climate-related risks:

1. Minimising our environmental impact through measures such as energy efficiency, renewable energy, reducing waste and other measures. This reduces our exposure to future legislation and the rising price of carbon

2. Providing products and services which support customers through their transition to a low-carbon economy. We anticipate demand for these offerings to continue to increase over time

3. Supporting wider action on climate change through collaboration, partnerships and initiatives such as the Digital Impact of Media Project in conjunction with the Responsible Media Forum, comprised of industry peers, and Bristol University

The Board and the Audit Committee as part of robust risk control measures covering our products and operations (including our property portfolio and supply chain) ensures management of both the transition and physical risks of climate change. The Environmental Checkpoint Committee provides data on climate change metrics and advice to the Board and also engages people throughout the business. We gain and share best practice through engagement with the UNGC, Race to Zero, Media Climate Pact, Net Zero Carbon Events, and the Science-based Targets initiative, among others.

We have considered three possible future scenarios and estimated possible timeframes. They are not exact descriptions of an expected future, but provide an outline description of each based on certain assumptions. In scenarios where extreme weather events occur more frequently, we may see increased incidents that disrupt our operations, necessitating additional measures, with some potential cost, to ensure our operational resilience. However, in the context of RELX's overall cost base, we would not expect any such incremental cost to be significant. We believe our strategy will be resilient even in the most challenging future scenario.

Scenario 1: Business as usual (RCP 8.5). In this scenario, carbon emissions continue to increase at current rates and temperature increases exceed 4°C by the year 2100.

Short term: While some policies could be introduced to reduce carbon emissions, action is limited. Some countries may price carbon emissions and set standards for building and vehicle energy efficiency.

Medium term: The availability of renewable energy may grow, but the share of energy from fossil fuels will remain sizeable. With this level of warming, extreme and severe weather events will likely increase. Drought and increased precipitation will impact agriculture. Severe storms will interfere with our supply chains and logistics. The heightened need for innovation in climate adaptation infrastructure may increase demand for our environmental products and services for the scientific, technical and other communities.

Long term: Rising sea levels will affect land use of coastal and low-lying regions where we may have operations, requiring investment to protect or relocate key Company facilities to ensure business continuity. Significant government investment will be required to mitigate the impacts, for example in strengthening flood and coastal defences or securing reliable water supplies, with follow-on effects for places where we and future customers operate.

Political instability in some regions may increase as populations compete for resources such as fresh water supplies and as large numbers of people move from regions most heavily impacted by climate change. Global economic uncertainty will likely become the norm, with limited growth at best and decline at worst. There will likely be significant health impacts as well. As impacts become more apparent, public sentiment may favour organisations such as RELX that have taken action to limit the impact of climate change.

We would continue to pursue measures such as science-based carbon reductions, implementation of innovative technological solutions, carbon sequestration and (re)forestation, but without the catalyst of global government investment in these areas.

Scenario 2: 2°C climate change (RCP 2.6). In this scenario, carbon emissions are halved by 2050 and climate change does not exceed 2°C by the year 2100.

Short term: Countries would introduce more challenging carbon targets as they update their Nationally Determined Contributions under the 2015 Paris Climate Agreement. A range of new policies would most likely be introduced across many countries to control carbon emissions including carbon pricing, higher standards on building and vehicle energy efficiency, with increased renewable energy generation in global power grids. Such developments will be reflected in our policies and procedures, and could increase the demand for our climate-related products and services.

Medium term: There would likely be public and private investment in greater carbon sequestration, capture and storage, (re)forestation, and other measures – all of which would aid action in these areas within our business.

Long term: The frequency of extreme weather events will increase but not as much as under Scenario 1. There will still be disruption to transport and logistics through storms, but sea level rise will be more limited, as will costs we may face associated with adaptation and mitigation projects. With reduced climate impacts, political and economic instability will be lessened. Climate-related migration will still be a factor but to a smaller degree than anticipated under Scenario 1.

Scenario 3: 1.5°C climate change (RCP1.9). In this scenario, to achieve a 66% chance of avoiding more than 1.5°C warming by 2100, inclusive and sustainable development will be a key consideration for policy makers with high levels of international cooperation.

Short term: Emissions must peak in the early 2020s to achieve net zero emissions by 2050, These ambitious carbon reductions would be supported by new policies (with carbon prices reaching as much or more than four times the price under the 2°C scenario) and strong regulation.

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Medium term: Buildings will be subject to tougher standards to achieve carbon reductions of nearly three times those under the 2°C degree scenario. Energy costs and associated carbon costs could be higher than in Scenario 1 or 2, but this is unlikely to have a major impact for RELX as energy is not a significant part of our cost base as indicated above.

The transport sector will see significant change, with the majority of vehicles powered by alternative sources. Nature-based solutions to climate change, such as forestation, are also likely to play an important role. In this scenario, RELX efforts to reduce emissions, seek technology-driven carbon solutions and the pursuit of nature-based decarbonisation will be magnified.

Long term: By 2050, approximately 80% of global energy should be from renewable sources. Use of coal will decrease significantly and oil will drop to very low levels by 2060, which may impact the energy costs paid by RELX. After 2050, technologies such as bioenergy and carbon capture and storage will need to be widespread to remove excess carbon from the atmosphere to ensure emissions are net negative.

III. Risk management

a. Our processes for identifying and assessing climate-related risks

The principal and emerging risks facing the business, which have been assessed by the Audit Committee and Board, are described on pages 88-95. The directors have considered the risk of climate change to the business, including the positive contribution that RELX makes through activities such as supporting academic research, pricing recyclable materials, and enabling customers to access our products electronically.

Climate-related risks are assessed as part of the RELX risk management process. Risks are formally reviewed every six months. Each risk is assigned a significance based on the potential impact to revenue and the likelihood of that risk being realised. As part of our Environmental Management System, climate risk assessment covers transition and physical risks as described above and below, and also includes the assessment of existing and emerging regulatory requirements related to climate change. These include carbon pricing schemes, taxes and additional reporting requirements.

b. Our processes for managing climate-related risks

Climate change responsibilities are assigned to key roles, including the CFO at the executive level. Performance is monitored and evaluated throughout the year by the environmental checkpoint group, chaired by the CFO, and new programmes are introduced as required to control climate-related transition and physical risks.

On legislative and product trends, we gain insights through our Government Affairs teams, external fora such as the Aldersgate Group, and ISO 14001 environmental certification of our EMS. We speak with experts in the business, our climate-related employee resource groups including Green Teams and Elsevier's Climate Board, and learn through industry specific networks such as the Responsible Media Forum's Climate Pact and cross-sector networks like the CR and Sustainability Council of the Conference Board, chaired by our Head of ESG and Corporate Responsibility.

The business continuity programme, under the direction of the RELX Business Continuity Forum, oversees mitigations of climate change physical risks on our operations through business continuity plans which include remote working and detailed employee information.

We mitigate potential climate-related risks on our supply chain through supplier management practices in the Global Procurement team, the Supplier Resiliency Working Group, the Business Continuity Forum and the Socially Responsible Supplier programme, which includes supplier engagement on their activities and policies, and a risk-based programme of supplier audits and remediation.

High-level net zero roadmap

RELX carbon emissions are in line with the reductions required to ensure climate change of no more than 1.5°C.

To achieve net zero across all Scopes by 2040 at the latest, we are following a broad programme of action to achieve further reductions. This will include developing products and services that support the transition to a net zero economy, alongside actions to reduce our emissions.

Short term
- Continue office space consolidation in line with the working preferences of colleagues
- Migration from owned data centres to more energy efficient third party cloud providers
- Purchase of renewable energy equal to RELX's global electricity consumption
- Continue to quantify and report on Scope 3 emissions from our supply chain and value chain
- Engage suppliers to adopt 1.5°C aligned carbon reduction targets
- Purchase of high quality carbon offsets to equal our residual emissions

Medium term
- Transition company car fleet to zero emission (e.g. electric) vehicles
- RELX renewable energy purchases in more markets
- Encourage purchase of renewable energy by suppliers

Longer term
- Purchase of carbon neutralisation offsets for residual emissions

IV. Metrics and targets

We aim to provide additional insight into revenue from products and services designed for a low carbon economy in subsequent disclosures. Scope 1 + 2 (location-based) emissions reduction targets and energy reduction targets are set out on page 72 of this report. The remuneration of the CEO and the CFO is linked to the achievement of environment targets. These included in 2022, a key performance objective to reduce Scope 1 and Scope 2 (location-based) carbon emissions by 36% against a 2015 baseline, with 60% achievement; to reduce energy and fuel consumption by 25% against a 2015 baseline, with 47% achievement; and to purchase renewable energy equivalent to 100% of RELX's global electricity consumption. See page 126 for further details.

In the year, we entered into a new $3bn committed bank facility which has pricing linked to three ESG performance targets. The cost of the facility is reduced if two or more ESG targets are achieved in each year and increased if two or more ESG targets are missed in each year. The targets relate to carbon emissions reduction, as well as increasing the unique users of the RELX SDG Resource Centre and increasing the content available on the RELX SDG Resource Centre. See page 39.

TCFD Risks

We have considered climate-related risk areas detailed in the TCFD guidance as detailed below. While we do not believe climate-related risks will have a material impact on our business, we have highlighted risks areas which present the most opportunity for us to support the net zero transition.

Risk group	Type	Climate-related risk	Implication	Opportunity
Transition risks	Policy and legal	Increased pricing of GHG emissions: The rapid transition to a low carbon energy system could require higher energy prices and a higher carbon price to disincentivise the use of fossil fuels	RELX has low exposure to energy and carbon pricing (less than 1% of total spend) and has achieved significant reductions in energy consumption since 2010. For this reason, moderate to significant increases in energy costs will have a limited impact on RELX.	There will be an increased need for information on energy and carbon pricing; research on energy transition and zero carbon; and events which bring stakeholders together to showcase related technological innovation are likely to increase the demand for RELX products and services.
		Enhanced emissions-reporting obligations: An increasing number of governments are likely to impose requirements on business to achieve the low carbon transition. New requirements are likely to include additional reporting and transparency requirements for GHG emissions	RELX has processes in place for carbon reporting and disclosure aligned with various best practice frameworks. Additional reporting requirements are expected to have insignificant financial implications. Widespread introduction of different reporting regimes in the countries where we operate could increase the risk of non-compliance (and therefore the risk of fines). However, RELX operates an environmental management system certified to ISO14001 which requires a compliance assessment with environmental legislation. This reduces the risk of non-compliance with future reporting regulations.	As new regulations are introduced, there will be a greater need for guidance; this could result in an increased demand for our risk, science, legal and other products and services.
		Mandates and regulation affecting existing products and services: New regulations may be introduced for products to support the transition to a low-carbon economy	RELX delivers products and service primarily in three ways: i) online/digital; ii) printed products; iii) in-person events. Increasing regulation on products in these areas could result in a increased cost for providing those products and services. Online/digital: Products served by RELX-owned data centres are covered by the purchase of renewable electricity and RELX's net zero commitment. RELX is engaging with Scope 3 suppliers for greater transparency on our share of their carbon emissions and renewable energy. Printed products: Revenue from printed products has decreased significantly since 2010 as more product offerings are made online. Paper used in RELX's printed products complies with the RELX Sustainable Paper Policy which requires all papers are from known and sustainable sources and/or certified to a recognised standard. In person: Exhibitions is part of an events industry initiative, Net Zero Carbon Events, working to achieve net zero by 2040. This commitment requires significant reductions in carbon emissions and partnerships with other industries to minimise events-related emissions. A small proportion of our customers operate in carbon-intensive industries, and less than 1% of the journals we produce specifically cover content related to hydrocarbon; we continue to ensure they focus on supporting relevant customers in their energy transition.	New regulations on products will, in many cases, be best addressed through industry collaboration. Our convening power in the markets we serve can support such industry collaboration.
	Technology	Substitution of existing products and services with lower emissions options	RELX has largely transitioned from printed physical products to online/digital products and services. This avoids the emissions associated with the manufacture and distribution of printed products but introduces emissions associated with the use of data centres for the digital offerings. RELX-owned data centres are covered by renewable electricity and RELX's net zero commitment. As described, we are engaging with our cloud providers for greater transparency on carbon emissions and renewable energy.	Our products, services and events aid the low-carbon transition benefiting our customers and society.
		Costs to transition to lower emissions technology	The cost implications for transitioning to new technology are primarily in our supply chain. Printed products are manufactured and distributed by suppliers on behalf of RELX. RELX engages its suppliers through the Socially Responsible Suppliers programme and has processes in place for reporting on its supply chain-related emissions.	Detailed energy and carbon market insights we can provide through our products, services and events will allow companies to better assess the risks and costs of transitioning to lower emissions technologies.
	Market	Changing customer behaviour	Significant increases to the cost of air travel due to the factoring in of carbon charges may discourage business travel in favour of virtual meetings. This could lead to a reduction in the number of attendees at in-person events effecting our events business. We offer virtual attendance options and in-person participation allows exhibitors and attendees to hold numerous meetings during one event.	The ability for an exhibitor or event attendee to maximise engagement by attending one event, for example, with customers, prospects, and suppliers, can become more valuable as the cost of travel increases.
		Uncertainty in market signals	As businesses take action to combat climate change, they might need to change business models or practices to ensure their success in a low-carbon economy. Some of these changes may raise questions for investors or other stakeholders and reduce visibility of the business's strategy. RELX provides detailed and transparent disclosure on climate change to provide clarity to investors and other stakeholders.	Businesses can develop new disclosures to effectively communicate plans with stakeholders. The demand for our products which provide company and market insights could grow as investors' requirements for reliable information and data increases.
		Increased cost of raw materials: Low-carbon requirements on the use, and distribution, of raw materials could lead to an increase in their cost	RELX does not manufacture products from raw materials. An increase in the cost of raw materials would primarily impact RELX via higher prices in our supply chain.	Pricing insights in key supply chains such as chemicals and plastics are provided within our Risk business. If cost and price volatility increases, there could be a greater demand for such products and services.
	Reputation	Shifts in consumer preferences	Business customers may become more aware of environmental concerns and expect a high standard of performance from companies. Over time, this may lead to a decrease in demand for carbon intensive products as consumers move to low emission alternatives.	While we do not produce consumer products, we do serve a variety of industries and can support their efforts to decarbonise through our products, services and events.

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Risk group	Type	Climate-related risk	Implication	Opportunity
		Stigmatisation of sector: Products and services offered to carbon-intensive industries could result in negative public reaction	We offer products and services across a wide range of industries, some of which are carbon-intensive industries. We are working to support these industries in their transition to a low-carbon economy.	Industries which face the greatest challenges in decarbonisation will need support, information and tools. We will continue developing new products and services to assist these industries in their decarbonisation efforts.
		Increased stakeholder concern or negative stakeholder feedback: Poor performance could result in negative feedback from stakeholders such as investors or colleagues	RELX sets environmental targets on a five-year cycle and has a science-based carbon reduction target which aligns its emissions reductions with those required to meet the 1.5°C ambition of the Paris Agreement.	Maintaining good environmental performance provides a reputational benefit with our stakeholders, including investors. Strong environmental performance and commitments may be reflected in improved or lower cost financing.
Physical risks	Acute	Increased severity of extreme weather events such as cyclones and floods: severe weather could interrupt normal business operations	RELX operates a comprehensive business continuity programme to ensure colleagues can work remotely and be informed should a location be impacted by severe weather conditions. This allows the business to function despite the impact of the severe weather. As risks associated with weather events increases, insurance premiums paid by RELX could increase.	We provide products that help to assess and quantify insurance perils. As insurance premiums increase, demand for these products will likely grow as insurance providers seek more accurate weather-related risk assessments.
	Chronic	Changes in precipitation patterns and extreme variability in weather patterns: Such changes could affect agricultural processes	Printed products require supply of wood from sustainable forest sources. Changes in precipitation and weather patterns could disrupt the growth in forest sources known to be sustainably managed which could increase the price of sustainable paper. RELX has flexibility in the types of paper used and the forest sources of these papers which allows purchases to be made elsewhere should the need arise. As a member of the Book Chain Project, we assess the sustainability of a large number of papers, allowing us to consider alternatives.	We offer products that use data analytics to help increase the efficiency of land use in areas such as water consumption and fertiliser use. Demand for such products could grow as a response to decreasing yields due to weather.
		Rising mean temperatures: The gradual increase of average temperatures is a factor of climate change	Climate change will affect temperatures differently in different locations. This means that, over time, the operation of some offices will become less efficient as they may need to maintain physical working conditions close to or outside the range for which they were designed. This could lead to an increase in operational costs as more energy will be required for cooling.	Rising mean temperatures will require government to review, and businesses to implement, new building standards and guidelines. Our business areas would produce guidance to assist customers to interpret associated new standards and planning regimes.
		Rising sea levels	If sea levels rise significantly there is increased risk of property damage to any RELX locations in low-lying coastal regions. This could increase insurance premiums or disrupt the working arrangements of colleagues in those locations. We have a comprehensive business continuity programme in place to mitigate such impacts and consider climate risk in the siting of our offices.	We offer products that help to assess and quantify insurance perils risk. As insurance premiums increase, demand for these products could grow.

CR Disclosure Standards 2

Sustainability Accounting Standards Board (SASB) disclosure

SASB Standards enable businesses around the world to identify, manage and communicate financially material sustainability information to their investors. The SASB standards are industry specific and identify the minimal set of financially material sustainability topics and their associated metrics for the typical company in an industry

SASB assigns RELX to the Professional and Commercial Services sector. The following disclosure is made according to the SASB standard for that sector.

Topic	Accounting metric	Code	Disclosure location
Data security	Description of approach to identifying and addressing data security risks	SV-PS-230a.1	See page 42
	Description of policies and practices relating to collection, usage and retention of customer information	SV-PS-230a.2	See page 42
	(1) Number of data breaches, (2) percentage involving customers' confidential business information (CBI) or personally identifiable information (PII), (3) number of customers affected	SV-PS-230a.3	Except as a matter of public record, RELX does not disclose this information for reasons of commercial confidentiality
Workforce diversity and engagement	Percentage of gender and racial/ethnic group representation for (1) executive management and (2) all other employees	SV-PS-330a.1	See pages 46-47
	(1) Voluntary and (2) involuntary turnover rate for employees	SV-PS-330a.2	See page 44
	Employee engagement as a percentage	SV-PS-330a.3	See page 44
Professional integrity	Description of approach to ensuring professional integrity	SV-PS-510a.1	See pages 40 and 43
	Total amount of monetary losses as a result of legal proceedings associated with professional integrity	SV-PS-510a.2	Except as a matter of public record, RELX does not disclose this information for reasons of commercial confidentiality
Activity metrics	Number of employees by (1) full-time and part-time, (2) temporary, and (3) contract	SV-PS-000.A	See page 44
	Employee hours worked, percentage billable	SV-PS-000.B	See page 44

CR Disclosure Standards 3
Global Reporting Initiative (GRI) Content Index

This report has been prepared in accordance with the GRI Standards: Core option

GRI Standard Number	GRI Standard Title	Disclosure Title	Page number
GRI 102	General Disclosures	Name of the organization	Title page
GRI 102	General Disclosures	Activities, brands, products, and services	5-7
GRI 102	General Disclosures	Location of headquarters	28
GRI 102	General Disclosures	Location of operations	7
GRI 102	General Disclosures	Ownership and legal form	147
GRI 102	General Disclosures	Markets served	7
GRI 102	General Disclosures	Scale of the organization	7
GRI 102	General Disclosures	Information on employees and other workers	44-49
GRI 102	General Disclosures	Supply chain	59-62
GRI 102	General Disclosures	Significant changes to the organization and its supply chain	59-60
GRI 102	General Disclosures	Precautionary Principle or approach	63-77
GRI 102	General Disclosures	External initiatives	33
GRI 102	General Disclosures	Membership of associations	33
GRI 102	General Disclosures	Statement from senior decision-maker	4
GRI 102	General Disclosures	Values, principles, standards, and norms of behaviour	29, 40-41, 44-49
GRI 102	General Disclosures	Governance structure	31, 40, 102-106
GRI 102	General Disclosures	List of stakeholder groups	32-33, 109-112
GRI 102	General Disclosures	Collective bargaining agreements	44-48
GRI 102	General Disclosures	Identifying and selecting stakeholders	32-33, 109
GRI 102	General Disclosures	Approach to stakeholder engagement	32-33, 109
GRI 102	General Disclosures	Key topics and concerns raised	32
GRI 102	General Disclosures	Entities included in the consolidated financial statements	162-165
GRI 102	General Disclosures	Defining report content and topic Boundaries	28, 32
GRI 102	General Disclosures	List of material topics	32
GRI 102	General Disclosures	Restatements of information	31
GRI 102	General Disclosures	Changes in reporting	31
GRI 102	General Disclosures	Reporting period	31
GRI 102	General Disclosures	Date of most recent report	23/2/23
GRI 102	General Disclosures	Reporting cycle	Annual
GRI 102	General Disclosures	Contact point for questions regarding the report	28
GRI 102	General Disclosures	Claims of reporting in accordance with the GRI Standards	29
GRI 102	General Disclosures	External assurance	56
GRI 103	Management Approach	Explanation of the material topic and its Boundary	32, 72
GRI 103	Management Approach	The management approach and its components	29-33
GRI 103	Management Approach	Evaluation of the management approach	29-33, External assurance 56 and 80

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

THIS PAGE IS INTENTIONALLY BLANK

Financial review

In this section

Chief Financial Officer's report





In 2022, underlying revenue growth was 9% and underlying adjusted operating profit growth was 15%, and adjusted earnings per share grew at 10% at constant currency.

Nick Luff, Chief Financial Officer

Revenue

Underlying revenue growth was 9%, with all four market segments contributing to underlying growth. The underlying growth rate reflects strong growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Risk continued to deliver strong growth, while both STM and Legal improved their growth rates. Exhibitions saw a strong recovery in revenue.

Acquisitions and disposals together had a broadly neutral impact on revenue, while exhibition cycling effects had a positive impact, giving revenue growth at constant currency of 11%. The impact of currency movements was to increase revenue growth by 7%. Reported revenue including the effects of exhibition cycling and currency movements, was £8,553m (2021: £7,244m), up 18%.

Profit

Underlying growth in adjusted operating profit was 15%, with growth in each of Risk, STM and Legal in line with or ahead of revenue growth, and the improvement in profitability in Exhibitions reflecting the increased activity levels and a lower cost structure.

Acquisitions and disposals combined had a small negative impact on adjusted operating profit growth, giving growth at constant currency of 14%. Currency effects increased adjusted operating profit by 7%.

Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £2,683m (2021: £2,210m), up 21%.

Operating costs on an underlying basis grew 9%, reflecting investment in global technology platforms, the launch of new products and services and the increased activity levels within Exhibitions, partly offset by the benefits of continued process innovation. Actions continue to be taken across the Company to improve cost-efficiency. Total adjusted operating costs, including the impact of acquisitions, disposals and currency effects, were up 16%. This includes the benefit of lower unallocated central costs and other operating items. Such items include foreign exchange gains and losses related to translation of working capital items into relevant functional currencies (see below).

The overall adjusted operating margin of 31.4% was 0.9 percentage points higher than in the prior year. On an underlying basis, including cycling effects, the margin improved by 1.2 percentage points with portfolio changes reducing margins by 0.3 percentage points and currency being neutral on margins.

Reported operating profit was £2,323m (2021: £1,884m) up 23%, reflecting the increase in adjusted operating profit.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, was £296m (2021: £298m) including an impairment of £1m (2021: £13m).

Acquisition-related costs were £62m (2021: £21m), higher than the prior year as a result of increased acquisition activity and the absence of an offsetting gain (£27m) recognised in 2021.

Revenue



£m

2018	2019	2020	2021	2022
7,492	7,874	7,110	7,244	8,553

Adjusted operating profit



£m

2018	2019	2020	2021	2022
2,346	2,491	2,076	2,210	2,683

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

	2021 £m	**2022 £m**	Change	Change at constant currencies	Change underlying
Adjusted figures					
Revenue	7,244	**8,553**	18%	11%	9%
Operating profit	2,210	**2,683**	21%	14%	15%
Operating margin	30.5%	**31.4%**			
Profit before tax	2,077	**2,489**	20%	13%	
Net profit attributable to shareholders	1,689	**1,961**	16%	10%	
Net margin	23.3%	**22.9%**			
Cash flow	2,230	**2,709**	21%	13%	
Cash flow conversion	101%	**101%**			
Return on invested capital	11.9%	**12.5%**			
Earnings per share	87.6p	**102.2p**	17%	10%	
Dividend					
Ordinary dividend per share	49.8p	**54.6p**	10%		
Reported figures					
Revenue	7,244	**8,553**	18%		
Operating profit	1,884	**2,323**	23%		
Profit before tax	1,797	**2,113**	18%		
Net profit attributable to shareholders	1,471	**1,634**	11%		
Net margin	20.3%	**19.1%**			
Net debt	6,017	**6,604**			
Earnings per share	76.3p	**85.2p**	12%		

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on pages 216 to 224. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until 12 months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2021 full-year average and hedge exchange rates.

Adjusted net interest expense was £194m (2021: £133m), with the increase reflecting higher average interest rates and currency translation effects. The adjusted interest expense excludes the net pension financing charge of £5m (2021: £9m).

Adjusted profit before tax was £2,489m (2021: 2,077m), up 20%. Reported profit before tax was £2,113m (2021: £1,797m) up 18%, reflecting a net loss on disposals and other non-operating items of £9m compared to a gain of £55m in the prior year, mainly related to our ventures portfolio and the higher acquisition-relate costs.

The adjusted tax charge was £530m (2021: £384m). The adjusted effective tax rate was 21.3% (2021:18.5%). This excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items. The 2021 charge reflected the benefit of tax credits arising from the substantial resolution of prior year tax matters.

Adjusted operating profits, interest and taxation are grossed up for the equity share of interest and taxes in joint ventures. The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on profitability is expected.

The reported tax charge was £481m (2021: £326m), including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating items. The UK corporation tax rate will increase from 19% to 25% from 1 April 2023.

The adjusted net profit attributable to shareholders was £1,961m (2021: £1,689m), up 10% at constant currency and up 16% after changes in exchange rates. Adjusted earnings per share was up 10% at constant currency, and after changes in exchange rates was up 17% at 102.2p (2021: 87.6p).

Adjusted operating profit margin



Adjusted cash flow conversion



The reported net profit attributable to shareholders was £1,634m (2021: £1,471m). Reported earnings per share was 85.2p (2021: 76.3p).

Cash flows

Adjusted cash flow was £2,709m (2021: £2,230m), up 21% compared with the prior period. The rate of conversion of adjusted operating profit to adjusted cash flow was 101% (2021: 101%).

CONVERSION OF ADJUSTED OPERATING PROFIT INTO CASH

YEAR TO 31 DECEMBER	2021 £m	2022 £m
Adjusted operating profit	2,210	**2,683**
Depreciation and amortisation	487	**491**
EBITDA	2,697	**3,174**
Capital expenditure	(337)	**(436)**
Repayment of lease principal (net)*	(76)	**(78)**
Working capital and other items	(54)	**49**
Adjusted cash flow	2,230	**2,709**
Adjusted cash flow conversion	101%	**101%**

* Excludes repayments and receipts in respect of disposal-related vacant property and is net of sublease receipts.

Capital expenditure was £436m (2021: £337m), including £400m (2021: £309m) in respect of capitalised development costs, reflecting sustained investment in new products. Capital expenditure was 5.1% of revenue (2021: 4.7%) and excludes pre-publication costs of £94m (2021: £73m) that were capitalised as current assets and principal lease repayments under IFRS 16 of £78m (2021: £76m). Depreciation and other amortisation charged within adjusted operating profit was £491m (2021: £487m) and represented 5.7% of revenue (2021: 6.7%). This includes amortisation of internally developed intangible assets of £309m (2021: £295m) and depreciation of property, plant and equipment of £47m (2021: £52m) which combined represent 4.2% (2021: 4.8%) of revenue.

Interest paid (net) of £165m (2021: £118m) was higher due to increases in interest rates compared to the prior year. Tax paid of £495m (2021: £342m) was lower than the current tax charge, with the difference reflecting timing of tax payments.

In 2022, the cash outflow relating to Exhibitions exceptional costs charged in 2020 was £25m (2021: £52m). Payments made in respect of acquisition-related items amounted to £54m (2021: £46m).

Free cash flow before dividends was £1,970m (2021: £1,672m). Ordinary dividends paid to shareholders in the year, being the 2021 final dividend and 2022 interim dividend, amounted to £983m (2021: £920m). Free cash flow after dividends was £987m (2021: £752m).

FREE CASH FLOW

YEAR TO 31 DECEMBER	2021 £m	2022 £m
Adjusted cash flow	2,230	**2,709**
Interest paid (net)	(118)	**(165)**
Cash tax paid*	(342)	**(495)**
Exceptional costs in Exhibitions	(52)	**(25)**
Acquisition-related items	(46)	**(54)**
Free cash flow before dividends	1,672	**1,970**
Ordinary dividends	(920)	**(983)**
Free cash flow post dividends	752	**987**

* Net of cash tax relief on acquisition-related items and including cash tax impact of disposals.

RECONCILIATION OF NET DEBT YEAR-ON-YEAR

YEAR TO 31 DECEMBER	2021 £m	2022 £m
Net debt at 1 January	(6,898)	**(6,017)**
Free cash flow post dividends	752	**987**
Net disposal proceeds	190	**3**
Acquisition cash spend (including borrowings in acquired businesses)	(262)	**(463)**
Share repurchases	–	**(500)**
Purchase of shares by the Employee Benefit Trust	(1)	**(50)**
Other*	28	**(4)**
Currency translation	174	**(560)**
Movement in net debt	881	**(587)**
Net debt at 31 December	(6,017)	**(6,604)**

* Distributions to non-controlling interests, pension deficit recovery payments, leases, share option exercise proceeds.

Total consideration on acquisitions completed in the year was £443m (2021: £255m). Cash spent on acquisitions was £460m (2021: £262m), excluding £3m (2021: nil) of borrowings in acquired businesses and including deferred consideration of £21m (2021: £19m) on past acquisitions and investments in joint ventures and associates and venture capital investments of £66m (2021: £8m). Net cash inflow from disposals after timing differences and separation and transaction costs was £3m (2021: £190m).

Share repurchases in 2022 were £500m (2021: nil) with a further £150m repurchased in 2023 as at 15 February. In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £50m (2021: £1m). Proceeds from the exercise of share options were £26m (2021: £32m).

Exchange rates
RELX undertakes transactions with its customers and suppliers through a range of currencies, and RELX subsidiaries have different functional currencies for accounting purposes. The key currencies for RELX are the US dollar and the euro. While RELX manages its exposure to different currencies through its hedging and treasury strategies, year-on-year movement in exchanges rates can have some effect on the financial results. In 2022, changes in exchange rates, mainly the relative strength of the US dollar, increased revenues by £543m and adjusted operating profit by £167m. In 2022, unallocated central costs and other operating items (as shown in note 2 to the financial statements on page 169) deducted in arriving at adjusted operating profit includes a charge of £24m from exchange rate movements from translation of working capital items into relevant functional currencies.

Changes in exchange rates during the year increased net debt by £560m (see below) and assets (net of other liabilities) by £987m, with the net effect of these resulting in an increase in shareholders' equity of £427m. Constant currency adjusted measures presented by RELX exclude the effect of these year-on-year exchange rate movements.

Funding

Debt
Net debt at 31 December 2022 was £6,604m, an increase of £587m since 31 December 2021. The majority of our borrowings are denominated in US dollars and euros, and as sterling was weaker against the US dollar and euro at the end of the year, our net borrowings increased when translated into sterling. Excluding currency translation effects, net debt increased by £27m. Expressed in US dollars, net debt at 31 December 2022 was $7,991m, a decrease of $132m.

Gross debt of £6,730m (2021: £6,167m) is comprised of bank and bond borrowings of £6,548m (2021: £5,959m) and lease liabilities under IFRS 16 of £182m (2021: £208m). The fair value of related derivative liabilities was £213m (2021: net assets of £35m), finance lease receivables totalled £5m (2021: £2m) and cash and cash equivalents totalled £334m (2021: £113m). In aggregate, these give the net debt figure of £6,604m (2021: £6,017m).

The effective interest rate on gross bank and bond borrowings was 2.9% in 2022 (2021: 2.0%). As at 31 December 2022, gross bank and bond borrowings had a weighted average life remaining of 4.4 years and a total of 58% of them were at fixed rates, after taking into account interest rate derivatives. The ratio of net debt (including pensions) to EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 2.1x (2021: 2.4x), calculated in US dollars. Excluding pensions, the ratio was 2.1x (2021: 2.3x). The reduction in these leverage ratios reflects the growth in earnings and EBITDA in the year.

Liquidity
During April 2022, the Group's undrawn committed bank facilities, maturing in 2023 and 2024, were cancelled and replaced with a new $3bn facility maturing in April 2025. This committed facility, which provides security of funding for short-term debt, is undrawn. The new facility does not include a financial covenant (the previous facility included a covenant limiting the ratio of debt to EBITDA). The facility has pricing linked to three ESG performance targets.

In May 2022, $500m of US dollar-denominated fixed rate term debt was issued with a coupon of 4.75% and a maturity of ten years. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements.

Invested capital and returns

Net capital employed was £11,089m at 31 December 2022 (2021: £9,810m), an increase of £1,279m with £1,077m of the increase due to changes in exchange rates. The carrying value of goodwill and acquired intangible assets increased by £1,058m. An amount of £125m (2021: £156m) was capitalised in the year in respect of acquired intangible assets and £269m (2021: £131m) was recorded as goodwill. These additions were offset by amortisation and impairment of acquired intangible assets.

SUMMARY BALANCE SHEET

AS AT 31 DECEMBER	2021 £m	2022 £m
Goodwill and acquired intangible assets*	9,419	**10,477**
Internally developed intangible assets*	1,251	**1,435**
Property, plant and equipment*, right-of-use assets* and investments	504	**557**
Net pension obligations	(269)	**(55)**
Working capital	(1,095)	**(1,325)**
Net capital employed	9,810	**11,089**

*   Net of accumulated depreciation and amortisation.

The net pension obligations (i.e. pension obligations less pension assets), as measured on an accounting basis, decreased to £55m (2021: £269m). The decrease in the net obligation balance is due to rising interest rates which has resulted in higher discount rates being applied to value future pension obligations. There was a positive accounting balance (i.e. pension assets less pension obligations) of £127m (2021: £8m negative balance) in respect of funded schemes, which were on average in excess of 100% funded at the end of the year on an IFRS basis.

The post-tax return on average invested capital in the year was 12.5% (2021: 11.9%). The increase is largely due to growth in adjusted operating profit, partly offset by a higher effective tax rate.

RELX term debt maturities at 31 December 2022



Term debt translated at 31 December 2022 exchange rates, stated at par value

Return on invested capital



RETURN ON INVESTED CAPITAL

AS AT 31 DECEMBER	2021 £m	2022 £m
Adjusted operating profit	2,210	**2,683**
Tax at adjusted effective rate	(409)	**(571)**
Adjusted effective tax rate	18.5%	**21.3%**
Adjusted operating profit after tax	1,801	**2,112**
Average invested capital*	15,108	**16,920**
Return on invested capital	11.9%	**12.5%**

* Average of invested capital at the beginning and the end of the year,
retranslated at average exchange rates for the year. Invested capital is
calculated as net capital employed, adjusted to add back accumulated
amortisation and impairment of acquired intangible assets and goodwill and
to exclude the gross up to goodwill in respect of deferred tax, and to add
back exceptional restructuring costs.

Dividends and share repurchases

	2021 £m	2022 £m	Change
Adjusted earnings per share	87.6p	**102.2p**	17%
Reported earnings per share	76.3	**85.2**	12%
Ordinary dividend per share	49.8p	**54.6p**	10%

The final dividend proposed by the Board is 38.9p per share.
This gives total dividends for the year of 54.6p (2021: 49.8p),
10% higher than the prior year.

Dividend cover, being the number of times the total interim and
proposed final dividends for the year is covered by the adjusted
earnings per share, is 1.9x (2021: 1.8x). Dividend cover by the
reported earnings per share is 1.6x (2021: 1.5x). The dividend
policy of RELX PLC is, over the longer term, to grow dividends
broadly in line with adjusted earnings per share, while targeting
cover of at least two times.

During 2022, a total of 21.7m RELX PLC shares were
repurchased at an average price of 2,303p. Total consideration
for these repurchases was £500m. A further 2.2m (2021: 61,040)
shares were purchased by the Employee Benefit Trust. As at
31 December 2022, total shares in issue, net of shares held in
treasury and shares held by the Employee Benefit Trust,
amounted to 1,909.5m. A further 6.3m shares have been
repurchased in 2023 as at 15 February.

Distributable reserves and parent company balance sheet

As at 31 December 2022, RELX PLC had distributable reserves
of £6.5bn (2021: £7.0bn). In line with UK legislation, distributable
reserves are derived from the non-consolidated RELX PLC
balance sheet. The consolidated reserves reflect adjustments
such as the amortisation of acquired intangible assets that are
not taken into account when calculating distributable reserves.

The parent company balance sheet net assets are higher than
those of the group due to the investment in RELX Group plc
being carried at a value of £18bn which is not reflected on the
consolidated balance sheet. The parent company balance sheet
can be found on page 208. Further information on the distributable
reserves can be found in the parent company financial statements
on page 209.

Alternative performance measures

RELX uses a range of alternative performance measures (APMs)
in the reporting of financial information, which are not defined by
generally accepted accounting principles (GAAP) such as IFRS.
These APMs are used by the Board and management as they
believe they provide relevant information in assessing the Group's
performance, position and cash flows, enable investors to track
more clearly the core operational performance of the Group, and
provide a clear basis for assessing RELX's ability to raise debt and
invest in new business opportunities.

Management also uses these financial measures, along with IFRS
financial measures, in evaluating the operating performance of
the Group as a whole and of the individual business areas. These
measures should not be considered in isolation from, or as a
substitute for, financial information presented in compliance with
IFRS. The measures may not be directly comparable to similarly
reported measures by other companies.

Reconciliations of adjusted measures are set out on pages 216
to 225.

Accounting policies

The consolidated financial statements are prepared in
accordance with UK adopted International Accounting Standards
in conformity with the requirements of the Companies Act 2006
and International Financial Reporting Standards (IFRS) as issued
by the International Accounting Standards Board (IASB) following
the accounting policies shown in the notes to the financial
statements on pages 162 to 211. The accounting policies and
estimates which require the most significant judgement relate
to the identification of separate intangible assets on acquisition,
the capitalisation of development spend, taxation and accounting
for defined benefit pension schemes.

Further detail is provided in the accounting policies on pages 167
and 168 and in the relevant notes to the accounts.

Tax Principles

Taxation is an important issue for us and our stakeholders,
including our shareholders, governments, customers, suppliers,
employees and the global communities in which we operate. We
have set out our approach to tax in our global tax strategy. This
incorporates our Tax Principles along with additional disclosures
around where we pay taxes and our broader contribution to
society. This is all made publicly available on our website:
www.relx.com/go/taxprinciples. We maintain an open dialogue
with tax authorities, and are vigilant in ensuring that we comply
with current tax legislation. We have clear and consistent tax
policies and tax matters are dealt with by a professional tax
function, supported by external advisers. We proactively seek
to agree arm's-length pricing with tax authorities to mitigate tax
risks of significant cross-border operations. We actively engage
with policy makers, tax administrators, industry bodies and
international institutions to provide informed input on proposed
tax measures, so that we and they can understand how those
proposals would affect our business. In addition, we participate in
consultations with the Organisation for Economic Co-operation
and Development (OECD), European bodies and the United Nations.

Treasury policies

The Board of RELX PLC agrees policies for managing treasury risks. The key policies address security of funding requirements, the target fixed/floating interest rate exposure for debt and foreign currency hedging and place limits on counterparty exposures. A more extensive summary of these policies is provided in note 17 to the financial statements on pages 189 to 194. Financial instruments are used to finance the RELX businesses and to hedge transactions. The Group's businesses do not enter into speculative transactions.

Liquidity management

The capital structure is managed to support RELX's objective of maximising long-term shareholder value through appropriate security of funding, ready access to debt and capital markets, cost-effective borrowing and flexibility to fund business and acquisition opportunities while maintaining appropriate leverage to ensure an efficient capital structure.

Over the long-term, RELX seeks to maintain cash flow conversion of 90% or higher and credit rating agency metrics that are consistent with a solid investment grade credit rating. These metrics, as defined by the rating agencies, include net debt to EBITDA, including and excluding pensions, and various measures of cash flow as a percentage of net debt. Further detail on liquidity management is provided on pages 189 and 190.

Capital management

RELX uses the cash flow it generates to fund capital expenditure required to drive organic growth, to make selective acquisitions and to provide a growing dividend to shareholders, while retaining balance sheet strength to maintain access to cost-effective sources of borrowing. Share repurchases are undertaken to maintain an efficient balance sheet. Further detail on capital management is provided on pages 189 and 190.

Corporate responsibility

Our concentration on high standards of corporate responsibility reduces environmental, social and governance (ESG) risks.

Among these is climate change risk. While the nature of our operations mean we have a limited, direct impact on the environment, we have set robust reduction targets including for energy and carbon emissions.

As we state in our Taskforce on Climate-Related Financial Disclosure (TCFD) on page 73, increased severity of extreme weather events could interrupt normal business operations (which is also reflected in our statement of principal risks related to technology and business resilience on page 90). To counter this, we operate comprehensive business continuity programmes. And to help our customers and other stakeholders, we produce information, data and analytics that can support their carbon reductions. One example is more accurate flight emissions data produced by Cirium in our Risk business, which we have also used in calculating our own business flight data (see page 31).

I chair our Environmental Checkpoint Committee which met regularly through the year to ensure progress on our key metrics including for Scope 1 and 2 emissions. Among other measures, to progress our commitment to achieving net zero emissions by 2040 at the latest as a signatory to the Climate Pledge, we raised the internal carbon price paid by our businesses to $30 t$CO_2$e, which will rise higher in future years.

In 2022, we achieved group-wide certification of our Environmental Management System (EMS). Green Teams, employee-led environmental groups representing 53% of employees in 44 facilities, helped us implement our EMS and achieve local environmental improvements.

Refer to the Corporate Responsibility Report on pages 29 to 80 for further information.

Nick Luff
Chief Financial Officer

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Principal and emerging risks

RELX has a sophisticated risk management framework that is embedded into the operations of the business and continuously reviewed and overseen by the Audit Committee.

Risk identification, evaluation and management
RELX has established a well-embedded risk management framework based on the Internal Control-Integrated Framework (2013) by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Through this framework risks are identified, assessed, mitigated, and monitored in an effective and consistent way across the business.

RELX uses the 3 Lines of Defence model and aligns its systems of risk management and internal control with the COSO framework. Business Areas are required to maintain systems of risk management and internal control which are appropriate to the nature and scale of their activities and address all significant strategic, operational, financial, legal and regulatory compliance and reputational risks that they face. The RELX PLC Board monitors the system of internal control and risk management and performs an annual assessment of its effectiveness.

Consideration of current and emerging risks
Our risk management process considers the likelihood and impact of risks, the timeline over which a risk could arise, the direction in which risks are trending and the effectiveness of our mitigation efforts. In addition to consideration of current risks,

we also identify emerging risks which could impact our business in the next 3-5 years. Examples of emerging risks include evolving privacy laws across global jurisdictions and data localisation requirements. We mitigate these risks by maintaining a dialogue with regulatory authorities and ensuring a robust data privacy and governance structure. Another set of emerging risks are climate related risks which are further described on pages 73 to 78 in the Corporate Responsibility section of this report.

Covid-19 pandemic
The impact of the Covid-19 pandemic on RELX's business continues to depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, and the duration and extent of containment measures, such as quarantines or other travel restrictions and site closures. These measures have had and may continue to have an impact on face-to-face events in our Exhibitions business with ongoing changing government restrictions on in-person events, in particular in China.

The principal and emerging risks facing the business, which have been assessed by the Audit Committee and Board, are described below.

EXTERNAL RISKS

Risk	Description and impact	Mitigation
Geopolitical, economic and market conditions	Demand for our products and services, and our ability to operate internationally, may be adversely impacted by geopolitical, economic and market conditions beyond our control. These include acts of war and civil unrest; political conflicts and tensions; international sanctions; the impact of the effect of changes in inflation and interest rates in major economies; trading relations between the United States, Europe, China and other major economies; as well as levels of government and private funding for our markets.	Our business is focused on professional markets which have generally been more resilient in periods of economic downturn. We deliver information solutions, many on a subscription and recurring revenue basis, which are important to our customers' effectiveness and efficiency. We operate diversified business areas in terms of sectors, markets, customers, geographies and products and services. We have multi-year contracts in place for much of the revenue base, and underlying demand drivers in many areas are not directly exposed to economic growth (e.g. scientific research, healthcare, fraud risk, financial crime compliance). Since the last major global recession after the 2008 financial crisis, RELX is significantly less dependent on revenue streams that were impacted in that period (e.g. advertising, employment screening). We have extended our position in long-term global growth markets through organic new launches supported by the selective acquisitions.
		We continuously monitor economic and political developments to assess their impact on our strategy which is designed to mitigate these risks. In response to specific uncertainties, our business areas engage in scenario planning and develop contingency plans where relevant and consider exiting business areas and markets that no longer fit our strategy.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

EXTERNAL RISKS

Risk	Description and impact	Mitigation
Intellectual property rights	Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.	We actively engage in developing and promoting the legal protection of intellectual property rights. Our subscription contracts with customers contain provisions regarding the use of proprietary content. We are vigilant as to the use of our intellectual property and, as appropriate, take legal action to challenge illegal content distribution sources.
Data Privacy	Our business relies extensively on content and data from public records, governmental authorities, publicly available information and media, customers, end users and other information companies, including competitors. Changes in data privacy legislation, regulation, and/or enforcement could impact our ability to collect and utilise data, potentially affecting the effectiveness of our products. Failure or perceived failure to comply with requirements for proper collection, use, storage and transfer of data, by ourselves, or our third-party service providers, or other data loss incidents may damage our reputation, divert time and effort of management and other resources, and expose us to risk of loss, fines and penalties, litigation and increased regulation.	We maintain an active dialogue with regulatory authorities on privacy and other data-related issues, and promote, with others, the responsible use of data. We have established data privacy principles, governance structures and control programmes designed to ensure data privacy requirements are met and which protect data and individuals' privacy across all jurisdictions where we operate. We have put in place and test response plans to manage incidents where data privacy might be compromised. We embed our data privacy principles in agreements with third parties. We have assurance programmes to monitor compliance and conduct training and awareness programmes to ensure that we comply with relevant legislative, regulatory and contractual requirements.
Payment model evolution	Traditionally our Scientific, Technical & Medical (STM) primary research content publishing business has operated on a pay to read model, where readers or their institutions, as users of the content pay, and authors publish for free. Over time, an alternative model has gained traction where authors or their institutions or funding bodies prefer to pay to publish their research, so it is freely available to read. The latter model is commonly referred to as Open Access. There is continued debate in government, academic and library communities, regarding the payment models and the extent to which research content should be freely available to read, either immediately on publication or in some form after a period following publication. Changes in customer choice or regulation in this area could impact the mix and overall level of revenue generated by our primary research publishing business.	We engage extensively with stakeholders in the STM community to better understand their needs and deliver value to them. We provide both pay to read and pay to publish models for our services as well as combinations of the two to support our customers diverse needs and preferences. Combined deals can include several components: pay to read, pay to publish and databases and tools, and are often on a subscription basis. Both payment models are available on a subscription or transactional basis. We aim to serve our customers in any way that they would like, and we work collaboratively with them and support them to achieve their research goals. We focus on the integrity and quality of research through the editorial and peer review process; we invest in efficient editorial and distribution platforms and in innovation in platforms and tools to make content and data more accessible and actionable; and we develop our research systems to provide capabilities to manage different payment models. We ensure vigilance on plagiarism and the long-term preservation of research findings.

STRATEGIC RISKS

Risk	Description and impact	Mitigation
Customer acceptance of our products	Our business is dependent on the continued demand by our customers for our products and services and the value placed on them. They operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.	We are focused on the needs and economics of our customers. We gain insights into the markets that we serve, evolving customers' needs, the potential application of new technologies and business models, and the actions of competitors and disrupters. These insights inform our strategic and operational priorities. We continuously invest significant resources in our products and services, and the infrastructure to support them. We leverage user centred design and development methods and customer analytics and invest in new and enhanced technologies to provide content and innovative solutions that help them achieve better outcomes and enhance productivity.
Acquisitions	We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill or intangibles.	Acquisitions are made within the framework of our overall strategy, which emphasises organic development. We have a well formulated process for reviewing and executing acquisitions and for managing the post-acquisition integration. This process is underpinned with clear strategic, financial and ethical criteria. We closely monitor the integration and performance of acquisitions.

OPERATIONAL RISKS

Risk	Description and impact	Mitigation
Technology and business resilience	Our business is dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure or interruption. Climate change may increase the intensity and frequency of severe weather events which increases the risk of significant failure.	We have established procedures for the protection of our business and technology assets. These include the development and testing of business continuity plans, including technical resilience plans and back-up delivery systems, to reduce business disruption in the event of major technology or infrastructure failure, terrorism or adverse weather incidents.
Face-to-face events	Face-to-face events are susceptible to economic cycles, communicable diseases, severe weather events and other natural disasters, terrorism and assignment of venues to alternative uses. Each or any of these may impact exhibitors' and visitors' desire and ability to travel in person to events and the availability of event venues. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.	We actively review our ability to host events considering the availability of venues and national and local regulations including those related to health, travel and security. Where regulations permit us to hold events, we take appropriate measures for the well being and safety of exhibitors, visitors and employees. The physical events being run are supported by enhanced digital services, including remote participation by both exhibitors and attendees.

OPERATIONAL RISKS

Risk	Description and impact	Mitigation
Cyber security	Our business maintains and uses online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware and phishing attacks on us or our third-party service providers. Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users' data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so. Compromises of our or our third-party service providers' systems could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.	We have established security programmes which are constantly reviewed and updated to address developments in the threat landscape with the aim of ensuring our ability to prevent, respond to and recover from a cyber-attack or ransomware attack, that data is protected and our business infrastructures and those of our third-party service providers continue to operate. We have governance mechanisms in place to design and monitor common policies and standards across the Company. We invest in appropriate technological and physical controls which are applied across the enterprise in a risk-based security programme which operates at the infrastructure, application and user levels. These controls include, but are not limited to, infrastructure vulnerability management, application scanning and penetration testing, network segmentation, encryption and logging and monitoring. We provide regular training and communication initiatives to establish and maintain awareness of risks at all levels of our Company. We have appropriate incident response plans to respond to threats and attacks which include procedures to recover and restore data and applications in the event of an attack. We maintain appropriate information security policies and contractual requirements for our Company and run programmes monitoring the application of our data security and resilience policies by third party service providers. We use independent internal and third-party auditors to test, evaluate, and help enhance our procedures and controls.
Supply chain dependencies	Our organisational and operational structures depend on suppliers including outsourced and offshored functions, as well as cloud service providers. Poor performance, failure or breach of third parties to whom we have contracted could adversely affect our business performance, reputation and financial condition. We source content to enable information solutions for our professional customers. The disruption or loss of data sources, either because of data localisation regulations, or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information and our ability to communicate, offer or make such information available or useful to our customers.	We select our vendors with care and establish contractual service levels that we closely monitor, including through key performance indicators and targeted supplier audits. We have developed business continuity plans to reduce disruption in the event of a major failure by a vendor. We have a formal supplier resilience program to identify and manage critical suppliers across the business. A risk register is used to document any unique supplier risks and associated mitigation plans, due diligence is performed annually, regular resilience discussions are held, and our contractual terms enable us to audit supplier resilience plans/procedures. We have a multitude of data sources that we use to develop solutions for our customers and regularly monitor the market for new data sources in order to minimize dependence on any single provider. Where content is supplied to us by third parties, we aim to have contracts which provide mutual commercial benefit.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

OPERATIONAL RISKS

Risk	Description and impact	Mitigation
Talent	The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate, develop and retain a diverse population of skilled employees and management. We compete globally and across business sectors for diverse talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance. Failure to recruit and develop talent regardless of gender, race or other characteristics could adversely affect our reputation and business performance.	We monitor capability needs and remuneration schemes are tailored to attract and motivate the best talent available at an appropriate level of cost. We actively seek feedback from employees, which feeds into plans to enhance employee engagement, motivation and development. Our focus on an inclusive culture results in a diverse workforce and environment that respects individuals and their contributions.

FINANCIAL RISKS

Risk	Description and impact	Mitigation
Pensions	We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small and reducing portion of the overall UK based workforce. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme's investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.	We have professional management of our pension schemes and we focus on maintaining appropriate asset allocation and plan designs. We review our funding requirements on a regular basis with the assistance of independent actuaries and ensure that the funding plans are appropriate. We seek to manage pension liabilities by reviewing pension benefits provided to staff as well as the structure of scheme arrangements.
Tax	Our business operates globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. Tax laws that currently apply to our business may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.	We maintain an open dialogue with tax authorities and are vigilant in ensuring that we comply with current tax legislation. We have clear and consistent tax policies and tax matters are dealt with by a professional tax function, supported by external advisers. As outlined in the Chief Financial Officer's report on pages 82 to 87 we engage with tax authorities and international organisations. We continue to monitor legislative developments in the jurisdictions in which we operate and consider the potential impacts of proposed regulation changes under various scenarios. The principles we adopt in our approach to tax matters can be found on our website at **www.relx.com/go/taxprinciples**.

FINANCIAL RISKS

Risk	Description and impact	Mitigation
Treasury	The RELX PLC consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen, and significant fluctuations in these exchange rates could also significantly impact our reported results. Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.	Our approach to capital structure and funding is described in the Chief Financial Officer's report on pages 82 to 87. The approach to the management of treasury risks is described in note 17 to the consolidated financial statements.

REPUTATIONAL RISKS

Risk	Description and impact	Mitigation
Ethics	As a global provider of professional information solutions we, our employees and major suppliers are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation and financial condition.	Our Code of Ethics and Business Conduct is provided to every employee and is supported by training and communication. It encompasses such topics as competing fairly, prohibiting corrupt business practice and fair employment practices and encouraging open and principled behaviour. We have well-established processes for monitoring, reporting and investigating instances of unethical conduct. Our major suppliers are required to adhere to our Supplier Code of Conduct.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Viability statement

The UK Corporate Governance Code requires Directors to assess the viability of the Group over an appropriate period of time. The Directors have made the assessment that given the nature of the Group's business with a high proportion of recurring revenue, a typical contract length of three years in many of its subscription agreements and a balanced debt maturity profile, a viability period of three years, aligned with the Group's annual strategy plan, is suitable to assess the risks outlined on pages 88 to 93.

Assessing the Group's Prospects

The Group develops information-based analytics and decision tools for professional and business customers in the Risk, Scientific, Technical & Medical (STM), Legal and Exhibitions sectors. The Market Segments section describes each area's business model, strategic priorities, market opportunities and competition, showing how the Group is positioned to create value for shareholders over the longer term.

The Group's prospects are assessed annually through the strategic planning process which includes a review of assumptions made and an assessment of each business area's longer-term plan. The resulting three-year strategy plan forms the basis for Group and divisional targets and in-year budgets. Objectives are set with consideration given to the economic and regulatory environment, and to customer trends, as well as incorporating risks and opportunities. The most recent three-year strategy business plan was agreed by the Directors in September 2022 and updated in February 2023. Separate from the annual strategy plan, the Directors periodically receive updates from business area management on their operations, prospects and risks. Whilst these reviews and discussions naturally focus more closely on the more immediate risks facing the business within the three-year strategy planning period, they also cover the risks described in the principal risks section on pages 88 to 93.

Assessing the Group's Viability

The three-year strategy plan for our business areas includes management's assessment of the anticipated operational risks affecting the business. Management then considered the viability of the business in various downside scenarios, the most severe of which assumes the simultaneous occurrence of Cyber security, Intellectual property rights and Face-to-face events risks resulting in a decline of around 30% in adjusted operating profit in each of 2023 to 2025, and the closure of the debt capital markets preventing the refinancing of scheduled liabilities. It is assumed that the first extension option on the Group's undrawn $3bn revolving credit facility will be exercised in April 2023, taking the maturity to April 2026. The resulting analysis, which assumed no share buybacks, modest acquisition activity and a growing dividend, determined that the Group would have sufficient liquidity to refinance all maturing term debt.

The impact of the Covid-19 pandemic on our three largest business areas, Risk, STM and Legal, which contribute approximately 90% of the Group's revenue, was limited, with continued growth in revenues and profits since the start of the pandemic in 2020. The impact on Exhibitions was significant, with only limited activity for a period, followed by a recovery as venues re-opened. Face-to-face events have now resumed in almost all major geographies, but there remains an ongoing risk of cancellation or rescheduling of events. This risk has been considered as part of the downside scenarios described above.

We remain focused on successfully pursuing our strategic priority of organically developing increasingly sophisticated information-based analytics and decisions tools that deliver enhanced value to our customers, supplemented by selective acquisitions that support our organic growth. We believe the combination of compelling structural opportunities combined with an appropriate capital structure will continue to drive long-term value.

Based on this assessment and the scenario modelling that shows sufficient liquidity even with the simultaneous occurrence of principal risks and the closure of the debt capital markets, the Directors confirm that they have a reasonable expectation that the Group will be able to continue its operations and meet its liabilities as they fall due over the next three years and are not aware of any longer-term operational or strategic risks that would result in a different outcome from the three-year review.

Going concern

The Directors have adopted the going concern basis in preparing these accounts after assessing the potential impact on the business of the principal risks over the 18 months to 30 June 2024 and during the longer period over which the Group's viability has been assessed, as described on page 94. Management forecasts reflect a downside scenario which includes the simultaneous occurrence of principal risks, which combined would reduce adjusted operating profit by around 30%. We have also assumed an inability to access the debt capital markets. Under this scenario, the Group will still have substantial liquidity headroom on its undrawn $3bn revolving credit facility (which was refinanced during 2022 and no longer contains a financial covenant). Having considered this downside scenario, the Directors believe that the Group is well-positioned to manage its business risks and that adequate resources exist for the Group to continue in operational existence for the foreseeable future. They therefore consider it is appropriate to adopt the going concern basis in preparing the 2022 financial statements.

A commentary on the Group's cash flows, financial position and liquidity for the year ended 31 December 2022 is set out in the Chief Financial Officer's report on pages 82 to 87. This shows that after taking account of available cash resources and committed bank facilities that back up short-term borrowings, all of the Group's borrowings that mature in the period to 30 June 2024 can be repaid in full. The Group's policies on liquidity, capital management and management of risks relating to interest rate, foreign exchange and credit exposures are set out on pages 189 to 194. The principal risks facing the Group are set out on pages 88 to 93.

The Strategic Report, as set out on pages 2 to 95, has been approved by the Board of RELX PLC.

By order of the Board
Henry Udow
Company Secretary
15 February 2023

Registered Office
1-3 Strand
London
WC2N 5JR

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information



Governance

In this section











Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and
other information

Board Directors

Executive Directors



Erik Engstrom (59)
Chief Executive Officer

Appointed: Chief Executive Officer of RELX since November 2009. Joined as Chief Executive Officer of Elsevier in 2004.
Other appointments: Non-Executive Director of Smith & Nephew plc.
Past appointments: Prior to joining was a partner at General Atlantic Partners. Before that was President and Chief Operating Officer of Random House Inc and President and Chief Executive Officer of Bantam Doubleday Dell, North America. Began his career as a consultant with McKinsey.
Education: Holds a BSc from Stockholm School of Economics, an MSc from the Royal Institute of Technology in Stockholm, and gained an MBA from Harvard Business School as a Fulbright Scholar.
Nationality: Swedish



Nick Luff (55)
Chief Financial Officer

Appointed: September 2014
Other appointments: Non-Executive Director of Rolls-Royce Holdings plc.
Past appointments: Prior to joining the Group was Group Finance Director of Centrica plc from 2007. Before that was Chief Financial Officer at The Peninsular & Oriental Steam Navigation Company (P&O) and its affiliated companies. Began his career as an accountant with KPMG. Formerly a Non-Executive Director of QinetiQ Group plc and Lloyds Banking Group plc.
Education: Has a degree in Mathematics from Oxford University and is a qualified UK Chartered Accountant.
Nationality: British

Non-Executive Directors



Paul Walker (65)   R N C
Chair

Appointed: March 2021
Other appointments: Chair of Ashtead Group plc.
Past appointments: Chair of Halma plc and Chief Executive Officer and Chief Financial Officer of Sage Group plc. Non-Executive Director of Experian plc, Diageo plc, Sophos Group plc and Mytravel Group plc.
Education: Has a degree in Economics from York University, and is a qualified UK Chartered Accountant.
Nationality: British



Wolfhart Hauser (73)   R N C
Non-Executive Director; Independent
Senior Independent Director
Chair of the Remuneration Committee

Appointed: April 2013
Other appointments: Non-Executive Director of Associated British Foods plc.
Past appointments: Chair of FirstGroup plc until July 2019. Chief Executive Officer of Intertek Group plc from 2005 until 2015. Prior to that he was Chief Executive Officer of TÜV Sud AG between 1998 and 2002 and Chief Executive Officer of TÜV Product Service GmbH for ten years. Formerly a Non-Executive Director of Logica plc.
Education: Holds a master's degree in Medicine from Ludwig-Maximilian-University Munich and a Medical Doctorate from Technical University Munich.
Nationality: German



June Felix (66)   A C R
Non-Executive Director; Independent

Appointed: October 2020
Other appointments: Chief Executive Officer of IG Group Holdings plc. Member of the Board of Advisers of the London Technology Club.
Past appointments: Served as a Non-Executive Director of IG Group Holdings plc from 2015 until the time of her appointment as Chief Executive Officer in October 2018. Previously held various executive management positions at a number of large multinational businesses in Hong Kong, London and New York, including Verifone, IBM, Citibank and Chase Manhattan. Earlier in her career, was a strategy consultant with Booz Allen Hamilton.
Nationality: American



Charlotte Hogg (52)   A C
Non-Executive Director; Independent

Appointed: December 2019
Other appointments: Executive Vice President and Chief Executive Officer for the European Region of Visa Inc. Executive Director of Visa Europe Limited. Non-Executive Director of NowTeach and a Director of Kettlethorpe Sport Horses Limited.
Past appointments: Chief Operating Officer at the Bank of England. Before that Head of Retail Banking for Santander UK, Managing Director UK and Ireland for Experian plc, and held senior roles at Morgan Stanley in New York and London.
Nationality: British, American and Irish

Board Committee membership key

A Audit Committee
R Remuneration Committee
N Nominations Committee
C Corporate Governance Committee
◯ Committee Chair



Marike van Lier Lels (63) **N** **C**
Non-Executive Director; Independent
Workforce Engagement Director

Appointed: July 2015
Other appointments: Member of the Supervisory Boards of NS (Dutch Railways), Dura Vermeer, Post NL and Innovation Quarter.
Past appointments: Member of the Supervisory Boards of TKH Group NV, Royal Imtech NV, Maersk BV, KPN NV, USG People NV and Eneco Holding NV, and Executive Vice President and Chief Operating Officer of the Schiphol Group. Prior to joining Schiphol Group, was a member of the Executive Board of Deutsche Post Euro Express and held various senior positions with Nedlloyd. Member of various Dutch governmental advisory boards.
Nationality: Dutch



Suzanne Wood (62) **A** **C**
Non-Executive Director; Independent
Chair of the Audit Committee

Appointed: September 2017
Other appointments: Non-Executive Director of Ferguson plc.
Past appointments: Served as Senior Vice President and Chief Financial Officer of Vulcan Materials Company from September 2018 until September 2022. Served as Group Finance Director of Ashtead Group plc from 2012 to 2018. Chief Financial Officer of Ashtead Group's largest subsidiary, Sunbelt Rentals Inc, from 2003 until 2012. Previously, also served as Chief Financial Officer of two US publicly listed companies, Oakwood Homes Corporation and Tultex Corporation.
Nationality: American



Robert MacLeod (58) **R** **N** **C**
Non-Executive Director; Independent

Appointed: April 2016
Other appointments: None.
Past appointments: Was previously Chief Executive of Johnson Matthey plc for eight years after five years as Group Finance Director. Prior to this spent five years as Group Finance Director of WS Atkins plc, having joined as Group Financial Controller in 2003. From 1993 to 2002, held a variety of senior finance and M&A roles with Enterprise Oil plc in the UK and US. Formerly a Non-Executive Director of Aggreko plc.
Nationality: British



Andrew Sukawaty (67) **A** **C**
Non-Executive Director; Independent

Appointed: April 2019
Other appointments: Chair of Inmarsat. Director of Hg Capital LLP and Matrix 42. Founding Partner of Corten Capital.
Past appointments: Was formerly the Senior Independent Director of Sky plc between 2013 and 2018. Previously was Chair of Ziggo NV, Xyratex Group Ltd, and Telenet Group holdings NV, and deputy Chair of O2 plc. Also served as a Non-Executive Director of Telefonica Europe (following its acquisition of O2 plc) and Powerwave Technologies Inc, and additionally as Chief Executive of Inmarsat plc, Sprint Corp and NTL Group Ltd.
Nationality: American

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

RELX Senior Executives



Mark Kelsey
Chief Executive Officer
Risk

Kumsal Bayazit
Chief Executive Officer
Scientific, Technical
& Medical

Mike Walsh
Chief Executive Officer
Legal

Hugh M Jones IV
Chief Executive Officer
Exhibitions

Joined in 1983. Appointed
to current position in 2012.

Has held a number of senior
positions across the Group over
the past 30 years. Previously
Chief Operating Officer and
then Chief Executive Officer
of Reed Business Information.
Studied at Liverpool University
and received his MBA from
Bradford University.

Joined in 2004. Appointed
to current position in 2019.

Previously President, Exhibitions
Europe, Chief Strategy Officer,
RELX, Chair, RELX Technology
Forum and Executive Vice
President of Global Strategy
and Business Development for
LexisNexis. Prior to that worked
with Bain & Company in New York,
Los Angeles, Johannesburg
and Sydney. Holds an MBA from
Harvard Business School and
is a graduate of the University
of California at Berkeley.

Joined in 2003. Appointed
to current position in 2011.

Previously CEO of LexisNexis
US Legal Markets and Director
of Strategic Business Development
Home Depot. Prior to that was
a practising attorney at Weil,
Gotshal and Manges in Washington
DC and served as a consultant
with The Boston Consulting Group.
Holds a Juris Doctor degree from
Harvard Law School and is a
graduate of Yale University.

Joined in 2011. Appointed
to current position in 2020.

Previously Group Managing
Director, Accuity, ICIS, Cirium,
and EG within Risk. Prior to that
was Chief Executive Officer,
Accuity. Holds an MBA from the
Ross School of Business at the
University of Michigan and is a
graduate of Yale University.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information



Rose Thomson
Chief Human Resources
Officer

Vijay Raghavan
Chair, RELX Technology
Forum and Chief
Technology Officer, Risk

Henry Udow
Chief Legal Officer
and Company Secretary

Jelena Sevo
Chief Strategy Officer

Youngsuk 'YS' Chi
Director of RELX
Corporate Affairs
and Chair, Elsevier

Joined in 2021.
Appointed to current
position at that time.

Previously Chief Human
Resources Officer at
Standard Life Aberdeen.
Before that, held various
senior human resources
roles at Travelport
International, Barclays
Bank, The Coca-Cola
Company, Coles Group
and The Walt Disney
Company.

Holds an MA in business
management from
Macquarie University
Graduate School of
Management and a
BA in Psychology,
Macquarie University.

Joined in 2002. Appointed
to current position in 2019.

Previously Vice President
of Technology, LexisNexis
Insurance Solutions. Prior
technology executive
positions at ChoicePoint,
Paragon Solutions,
Primus Knowledge
Solutions, and McKesson.
Holds a bachelor's
degree in electrical and
electronics engineering
from the Birla Institute of
Technology and Science,
Pilani, a master's degree
in cybersecurity from
the Georgia Institute
of Technology, and
completed an advanced
management program for
executives at MIT Sloan
School of Management.

Joined in 2011.
Appointed to current
position at that time.

Previously Chief Legal
Officer and Company
Secretary of Cadbury plc
having spent 23 years
working with the company.
Prior to that worked at
Shearman & Sterling
in New York and London.
Holds a Juris Doctor
degree from the
University of Michigan
Law School and a
bachelor's degree from
the University of Rochester.

Joined in 2011. Appointed
to current position in 2019.

Previously Director of Tax
Markets for LexisNexis
UK. Prior to that, various
senior management roles
in LexisNexis and Elsevier.
Previously a consultant at
Bain & Co and Booz Allen
Hamilton. Holds an MBA
from Harvard Business
School, a master's degree
in law from Georgetown
University and a degree
in law from the
University of Belgrade.

Joined in 2005. Appointed
to current position in 2011.

Previously was President
and Chief Operating Officer
of Random House, founding
Chairman of Random
House Asia and Chief
Operating Officer for
Ingram Book Group.
Holds an MBA from
Columbia University
and is a graduate
of Princeton University.

Chair's introduction to corporate governance

RELX has a long-established, structured and disciplined approach to governance that is fully embedded in the Company's culture and values.

Introduction
On behalf of the Board, I am pleased to introduce the Corporate Governance Review for the year ended 31 December 2022. This report sets out our approach to effective corporate governance and outlines the key areas of focus of the Board and its activities during the year as we continue to drive long-term value creation for all our stakeholders.

This is my second year as your Chair, and I am pleased to report that, following the relaxation of the social distancing measures introduced in response to the Covid-19 pandemic, we have been able to resume face-to face Board and Committee meetings and activities, and, in April 2022, to hold our first in-person Annual General Meeting (AGM) since 2019. However, while the uncertainties of the pandemic may have receded, other global economic and political challenges have emerged. RELX has responded to these challenges effectively, driving strong growth and financial performance to ensure the continued delivery of the Company's strategy. I would like to thank my fellow Directors, the Senior Executives and all of RELX's employees for their resilience and commitment during this time.

Our governance framework
As a premium listed company on the London Stock Exchange, RELX reports in accordance with the 2018 UK Corporate Governance Code (the Code). Please see page 103 for further details on the Company's compliance with the Code. The Company is committed to ensuring that a robust corporate governance environment is in place. It has a long-established, structured and disciplined approach to governance that is fully embedded in the Company's culture and values.

Effective governance practices are fundamental to RELX's culture of acting with integrity in all that we do, and support the Company's purpose to benefit society through its unique contributions, as set out on page 104. The Board believes pursuing the highest levels of corporate responsibility and delivering excellent financial performance should be pursued in tandem, and that doing so will result in long-term, sustainable shareholder value creation. It also provides confidence to our stakeholders that the governance of RELX is appropriate for its size and profile as a listed company, helps to manage our risks and opportunities, ensures that our key stakeholders are appropriately considered in the decisions that we make, and maintains our corporate reputation.

Stakeholder engagement
Balancing stakeholders' needs and views is a key part of Board decision-making. Throughout 2022, the Board remained focused on supporting our colleagues, our customers and the wider communities in which we operate, whilst providing solutions and services that meet the evolving needs of our customers. The Board continued to oversee our substantial corporate responsibility programme, with specific focus on RELX's ESG activities. Please see pages 109 to 112 for our stakeholder engagement activities.

Board decision-making
The Board actively takes into account the views of the Company's stakeholders when making decisions. Stakeholder engagement remains a key area of focus for the Board. We listen to our customers, communities, shareholders, regulators, suppliers and employees and the insights from this engagement help to shape our strategy and the decisions we take as a Board.

The Board's significant decisions during the year, and its considerations in making them, are set out on pages 107 to 108. These pages are incorporated into the Directors' section 172 Statement, which is set out on page 30, and therefore into the RELX Strategic report. This statement explains how the Board's decision-making during the year has promoted the success of the Company having regard, amongst other things, to those matters set out in section 172 of the Companies Act 2006.

Remuneration Policy
Our proposed Directors' Remuneration Policy which is intended to apply for the coming three years, will be put to shareholders for approval at the 2023 AGM. The current policy and subsequent annual remuneration reports received strong support from shareholders and in preparing the proposed policy we engaged with shareholders representing approximately 60% of our share capital. The Board believes that our remuneration structure remains appropriate, and we are not, therefore, proposing any significant changes in the new policy. Details of the proposed policy and the implementation of the current policy during the year, can be found in the Directors' Remuneration Report on pages 121 to 142.

Board changes and effectiveness
Following the conclusion of the 2022 AGM, Linda Sanford retired from the Board, having served as a Director since 2012. The Board would like to thank Ms Sanford for the valuable contribution she made to the work of the Board and the Committees on which she served.

The 2023 AGM will mark the retirement of Dr Wolfhart Hauser from the Board. Dr Hauser has served as a Director since 2013, and currently holds the roles of Senior Independent Director and Chair of the Remuneration Committee. On behalf of the Board, I would like to thank Dr Hauser for the valued contribution he has made in both roles. As previously announced, following the conclusion of the 2023 AGM, Suzanne Wood, will succeed Dr Hauser as Senior Independent Director, and Robert MacLeod will take on the role of Chair of the Remuneration Committee.

As Chair, I am responsible for ensuring that the effectiveness of the Board, its Committees and each individual Director is evaluated annually. For 2022, an internal evaluation process was carried out with the support of the Company Secretary. The outcome of the evaluation confirmed that the Board and Committees continue to operate effectively, and that all of our Directors continue to demonstrate commitment to their role. For further detail on the Board evaluation process this year and its outcomes, please see page 116.

Paul Walker
Chair
15 February 2023

Corporate Governance Review

Compliance with the UK Corporate Governance Code

RELX PLC is subject to the principles and provisions of the 2018 UK Corporate Governance Code (the Code), a copy of which is available on the FRC's website, www.frc.org.uk.

For the year ended 31 December 2022, the Board considers that the Company fully applied the principles and complied with the provisions of the Code, except for the pension alignment required under provision 38, where full compliance was achieved from 1 January 2023. The value of pension benefits for current Executive Directors has decreased over the last several years and, from 1 January 2023, are in line with the level of benefit provided to the wider workforce under the Company's regular defined contribution plans (currently capped at 11% of base salary in the UK), consistent with the recommendations of the Investment Association. 2022 represented the final year of the phased reduction in Executive Director pension benefits. Pension benefits received by the Executive Directors during 2022 were in line with the terms of the Directors' Remuneration Policy approved by shareholders in 2020. An updated Directors' Remuneration Policy (set out on pages 136 to 142 (inclusive)) will be put to shareholders for approval at the Company's 2023 AGM.

Our governance framework

RELX has in place a corporate governance framework of leadership bodies, processes and supporting documentation to ensure that RELX is appropriately directed, led and controlled at all levels. The framework brings clarity to those who work for and on behalf of RELX, in respect of what they are expected to deliver, through strategic and financial objectives, and by clearly setting out the values, standards and principles which form the foundation of RELX's business conduct. It provides the structure within which RELX can deliver its strategy and safeguard the long-term success of the Company for the benefit of its members as a whole. The governance framework enables our organisation to operate efficiently by providing clear guidelines for decision-making and a range of workforce policies and practices. Our governance supports our business areas as they grow and develop and provides for effective use of resources and appropriate levels of oversight and involvement from the Board and its Committees, and senior leadership.

The framework takes into consideration the appropriate implementation of systems and processes which define the rights, responsibilities and accountabilities of individuals across RELX, compliance applicable statutory and regulatory requirements, the protection of our reputation and meeting our own expectations to act with integrity in all that we do. It seeks to allow our four business areas to operate with the speed, agility and flexibility required to address the needs of their customers in a timely and effective manner. Our internal control and risk management arrangements, described on page 117, are a central part of our governance framework and are monitored by the Audit Committee and overseen by the Board.

Board leadership

The Board is responsible for promoting the long-term, sustainable success of the Company. Through a programme of scheduled meetings, it oversees RELX's financial performance and ensures its systems of risk management, internal control and corporate governance are fit for purpose and effectively underpin the delivery of its strategy.

RELX's annual strategy review process comprehensively assesses RELX's strategic position and its key strategic options, considering opportunities for and risks to its future success and the long-term sustainability of our business model. At RELX, there is a process in place to manage the Board's annual agenda to ensure that all necessary items are submitted for its consideration at the appropriate time with sufficient supporting information, and the Board has adequate time to discuss and challenge strategic proposals. Board discussions are informed by regular updates and presentations from senior management at Board and Committee meetings and deep-dive sessions into individual business areas, segments, and topics of strategic relevance.

The Board sets RELX's purpose and values as set out on page 104. The Board regularly reviews the Group's Operating and Governance Principles, which provide an overview of the processes, policies and controls in place to manage risk and serves as a first point of reference for management in each business area. The Board also approves RELX's Code of Ethics and Business Conduct (the Ethics Code) which sets out the standards and principles with which the organisation expects those who represent it to adhere, and provides clear direction and guidance for building and maintaining the desired culture. The Ethics Code outlines confidential procedures enabling employees to report any concerns about compliance, or RELX's financial reporting practices, and is available on our website at www.relx.com.

The Board monitors RELX's workforce policies and practices to ensure that they are aligned with its values and continue to support RELX's long-term, sustainable success. Our workforce policies and practices are explained in detail on pages 41 to 49.

Delegated authorities and Board Committees
The Board delegates certain responsibilities to each of its principal Committees, which provide focused oversight and report to the Board on material and relevant matters, as appropriate. The Committees' roles and responsibilities are set out in each Committee's Terms of Reference, available on our website at www.relx.com. Each Committee's responsibilities are summarised on page 106 and further information is in the respective Committee reports which start on pages 119, 121 and 143 and provide details on the work of each Committee during the year.

There is a structure of delegated authorities in place from the Board to the Chief Executive Officer (CEO) and other members of the senior leadership which enables efficient day-to-day management of the business by ensuring decisions can be taken by the right people at the right time and with appropriate controls to ensure they remain consistent with the risk appetite agreed by the Board. The senior leadership team supports the CEO in the performance of his duties. Further delegation authorities and rules are applied to each business area.

Our purpose, strategy, values and culture statement

Purpose

RELX is a provider of information-based analytics and decision tools for professional and business customers, enabling them to make better decisions, get better results and be more productive.

Our purpose is to benefit society by developing products that help researchers advance scientific knowledge; doctors and nurses improve the lives of patients; lawyers promote the rule of law and achieve justice and fair results for their clients; businesses and governments prevent fraud; consumers access financial services and get fair prices on insurance, and customers learn about markets and complete transactions.

Our purpose guides our actions beyond the products that we develop. It defines us as a company. Every day across RELX our employees are inspired to undertake initiatives that make unique contributions to society and the communities in which we operate.

Strategy

Our number one strategic priority is the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to professional and business customers. We aim to achieve leading positions in long-term global growth markets and leverage our skills, assets and resources across RELX, both to build solutions for our customers and to pursue cost efficiencies. We are systematically migrating all of our information solutions across RELX towards higher value-add decision tools, adding broader data sets, embedding more sophisticated analytics and leveraging more powerful technology, primarily through organic development. We are transforming our core business, building out new products and expanding into higher growth adjacencies and geographies. We are supplementing this organic development with selective acquisitions of targeted data sets and analytics, and assets in high-growth markets that support our organic growth strategies and are natural additions to our existing business.

By focusing on evolving the fundamentals of our business we believe that, over time, we are improving our business profile and the quality of our earnings. This strategy has led to more predictable revenues through a better asset mix and geographic balance; improved returns by focusing on organic development with strong cash generation; and a higher growth profile as we expand in higher growth segments, exit from structurally challenged businesses, and gradually reduce the drag from print format declines.

Values

We strive to do business with integrity. Our principle 'Do the Right Thing' embraces behaviours such as being honest in dealing with others, respecting each other, and courageously speaking out for what is right; thereby guiding our commitment to achieve business goals in an open, honest, ethical, and principled way. We ask our suppliers to meet the same standards, and provide support for them to do so as necessary.

Culture

As an information-based analytics and decision tool provider, our corporate culture is fact-based, data-driven and analytical. We are transparent and non-political in our decision-making. We are passionate about making a positive impact on society through our unique contributions as a business and our employees feel a strong sense of engagement with the business and its purpose. We focus on improving customer outcomes while emphasising corporate responsibility and acting with integrity and advancing inclusiveness and diversity. Our culture encourages community engagement, environmental responsibility and the well-being of our people.

How the Board monitors culture

RELX places significant emphasis and importance on the way it does business. We are clear and unequivocal about our commitment to do so with integrity and in accordance with the highest ethical standards. We take corporate responsibility seriously and are committed to advancing inclusiveness and diversity in our working practices. We do this while striving to continually improve customer outcomes through a culture that is fact-based, data-driven and analytical. RELX's standards and values are defined on a group-wide basis, however the Board acknowledges that cultural practices and preferred ways of working can vary across the geographies of its business.

The Board helps to build the culture of the organisation from the top down, by ensuring that it takes decisions that are aligned to RELX's values. The Board regularly reviews RELX's policies to ensure RELX has the right framework in place to operate with integrity, and that its working practices promote a culture of strong engagement with our business and purpose, and with our communities. The Board reviews and approves the Ethics Code, which sets out RELX's core standards and principles and provides clear guidance for building and maintaining the desired culture.

There are a number of ways in which the Board monitors and assesses culture:

Workforce engagement

The Board has appointed a Non-Executive Workforce Engagement Director to engage directly with employee representatives from across RELX and to report to the Board on the progress of RELX's workforce initiatives, together with the challenges, concerns and priorities of employees. This provides the Board with in-depth insight into how culture is embedded across our different business areas and functions, and any issues that need to be addressed.

The views of employees are measured through an annual employee engagement survey, and a broader triennial opinion survey, designed to gauge how employees feel about the organisation, how well they understand its direction, and their level of satisfaction and engagement with their work. An analysis of the results of employee surveys is presented to the Board.

See page 110 for more information regarding workforce engagement.

Board presentations

The Board receives regular reports about RELX's corporate responsibility activities across each of our business areas, to support its understanding of how culture is embedded across the organisation. Such reports include progress against our people objectives during the year, including areas such as well-being, pay equity and reducing inequalities through inclusion. RELX uses a range of methods including surveys and assessments to monitor progress towards our corporate responsibility objectives, and to understand the experiences of our workforce, customers and other stakeholders across our business areas. Further information is available on pages 44 to 49.

Presentations from senior management to the Board during the year have provided culture-related employee data from across the Group's different business areas. This contributes to the Board's ability to assess the Group's culture and provides a context against which it has taken a number of its principal decisions during the year.

The Board's activities and examples of key decisions taken during the year are set out on pages 107 to 112.

Audit Committee

The Head of Internal Audit and Assurance regularly presents the results of internal audits across our business areas to the Audit Committee. These provide the Board with an insight into business and control practices across RELX's different business areas.

Through the activities of the Audit Committee, the Board also receives periodic updates from RELX's Chief Compliance Officer on alleged and substantiated violations of the Ethics Code, and significant matters raised through reporting channels, including the Integrity Line. The updates covered the volume, type and circumstances surrounding substantiated violations, actions and lessons learnt and enabled the Board to assess culture with regard to governance and compliance.

More information about the work of the Audit Committee is in its report on pages 143 to 146.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Board and Committees

The Board's principal Committees and a summary of their key responsibilities are set out below. Each Committee has written Terms of Reference, which are available on our website, 🔲 **www.relx.com**.

Board Committees are principally supported by the Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Company Secretary, and the Chief Human Resources Officer, although senior managers within the Group are invited to attend meetings where appropriate. The Board's annual programme and the agendas for the Committees are prepared by their respective Chairs with support from the Company Secretary.



The Board

Audit Committee
Responsible for the oversight of financial reporting, risk management and internal control policies, and the effectiveness of the internal and external audit processes. The Committee comprises only independent Non-Executive Directors.

ℹ️ Report of the Audit Committee **page 143**

Remuneration Committee
Responsible for approving the remuneration policy for, and setting the remuneration of, the Group's Executive Directors, the Chair, and Senior Executives below Board level. The Committee comprises only Non-Executive Directors.

ℹ️ Directors' Remuneration Report **page 121**

Nominations Committee
Responsible for keeping under review the composition of the Board and its Committees; the recruitment of new Directors; ensuring orderly succession plans for both the Board and senior management; and overseeing the implementation of the Board's Inclusion and Diversity Policy. The Committee comprises only Non-Executive Directors.

ℹ️ Report of the Nominations Committee **page 119**

Corporate Governance Committee
Responsible for developing and recommending corporate governance principles to the Board; reviewing ongoing developments and best practice in corporate governance, and monitoring the structure and operation of the Board Committees. The Committee comprises only Non-Executive Directors.

Senior leadership
The Board delegates the day-to-day management of RELX to the Chief Executive Officer and a team of senior leaders, shown on pages 100 to 101.

Board activities

The Board is collectively responsible for effective oversight of the Company's performance. It determines RELX's strategy and objectives and monitors and oversees its governance and risk management and internal controls processes to ensure the ongoing viability of its business areas. There are processes in place to ensure that the Board receives relevant information at the right time and with the appropriate level of detail to inform its decision-making and effectively monitor management's progress in accordance with agreed strategy. The Board is further informed by engagement with its key stakeholders, examples of which are set out on pages 109 to 112.

The Board's annual programme is designed to enhance its understanding of RELX's business areas. An overview of the Board's activities and key decisions taken in the year is set out on pages 107 to 108.

Matters reserved to the Board

There is a clearly defined schedule of matters over which the Board retains responsibility and endorses all final decisions, which is available to view at 🔲 **www.relx.com/investors**. Such matters include:

- Approval of RELX's strategy and annual budget and changes to the corporate or capital structure of the Company

- RELX's risk appetite, risk management framework and internal control systems

- Corporate governance arrangements, including Board and Committee composition and Terms of Reference

- Approval of the Company's Annual Report and periodic financial statements and trading updates

- Oversight of the Ethics Code reporting channels, including the Integrity Line, for our workforce to raise concerns

- Other matters deemed material to the delivery of RELX's strategy or future financial performance, such as approval of material acquisitions, major capital expenditure and investments and its dividend policy

Board activities during the year

Purpose and strategy The Company's purpose, strategy, culture and values statement is on page 104 Read more about RELX's strategy and business model on pages 5 to 9	▪ In addition to regular management updates, a two-day strategy meeting was held in September 2022, to debate and approve the three-year strategic plan for the Group for 2023 to 2025. RELX's strategic priority continues to be the promotion of organic growth. The Board reviewed RELX's value creation, capital expenditure and areas for potential acquisitions across all four business areas and robust operational plans for delivery across RELX's business areas for implementation by management. ▪ Acquisitions form part of RELX's strategy to support organic growth by expanding and developing its product offering. The Board monitors capital expenditure and acquisition activities and reviews and approves significant and key strategic transactions. Such acquisitions approved during the year included Interfolio, a provider of faculty information solutions for higher education which expands offerings for academic institutions, and BehavioSec, an advanced behavioural biometrics technology provider which enhances Risk's device and digital identity-focused offerings. ▪ The Board conducted reviews of RELX's invested capital and capital structure during the year, including financial performance, potential and completed acquisitions, net debt, returns on invested capital, credit ratings, forecasts and financial market conditions and approved the annual budget. ▪ The Board reviewed and approved the Company's purpose, strategy, values and culture statement, confirming that, in the context of its engagement with stakeholders and information received from management, it continues to represent why and how RELX operates and the standards to which those who work for and who represent RELX are held in the course of conducting our business and operations.
People, culture and values Information about Board engagement with our workforce is on page 110 Read about how we invest in and reward our workforce on pages 44 to 49 Information about our I&D policies is on pages 44 to 49 and 120	▪ The RELX and Board Inclusion and Diversity policies were reviewed to ensure they remain fit for purpose and continue to align with our desired culture and support our purpose and strategy. The Board received inclusion and diversity-related data throughout the year. ▪ The Board considers and approves all Board and Committee changes and has an ongoing succession planning process for Director and senior leadership roles. For further information about succession planning on page 120. ▪ The Board received updates on ongoing organisation and talent reviews across the business and functional areas and monitored progress towards developing talent. Periodic updates were received from management to give visibility over the development of leadership capabilities across RELX and the Board was satisfied that there are solid succession pipelines in place for management and leadership roles. ▪ The Board received presentations summarising data on our workforce, such as levels of employee engagement, employee turnover, and demographics by location, division, gender, tenure, age, and ethnicity (where data is available); and reviewed our policies and practices relating to recruitment, talent development and remuneration, to ensure that these are consistent with our values and continue to support our long-term sustainable success.
Environment, Social and Governance (ESG) Information about RELX's ESG activities is available in our Corporate Responsibility Report on pages 28 to 80	▪ RELX's corporate responsibility activities formed a significant part of the Board's agenda during the year and these are overseen by the Board on an ongoing basis. Detailed information about RELX's corporate responsibility objectives and its progress towards these, together with our TCFD disclosures, are included in the Corporate Responsibility Report within this Annual Report, as approved by the Board. ▪ The Board undertook its biennial review of the Group's Operating and Governance Principles, which set out the processes, policies, controls, and related assurance activities in place to manage risk and which apply to all RELX employees. ▪ The Board reviewed and approved the Company's Modern Slavery Act Statement, which describes the steps taken by the Company and its subsidiaries to ensure that modern slavery and human trafficking were not taking place in the context of RELX's business operations and its supply chain during the previous year. Further information about how RELX manages an ethical and socially responsible supply chain is available on pages 59 to 62.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Risk management and internal control

The Company's principal and emerging risks and mitigation strategies are set out on pages 88 to 93

The Company's Viability Statement is on page 94

Further information about the Group's internal controls is on pages 117, 118 and 145

- Through the work of the Audit Committee, and regular updates received from the Head of Internal Audit and Assurance, the Board reviewed and agreed RELX's principal and emerging risks and mitigation strategies. Following a robust and thorough assessment of the risks identified, together with a detailed review of the Group's financial position, the Board considered RELX's ongoing viability and approved the Company's Viability Statement, as set out in this Annual Report.

- The Board reviewed the systems of risk management and internal control in operation during the 2022 financial year and determined that RELX's control systems provide reasonable assurance against material inaccuracies or loss and have functioned properly throughout the year.

- The Board and Audit Committee oversaw the merger of the Group's Audit and Risk Management (A&RM) and Regulatory Controls and IT Security Assurance teams to create a combined Internal Audit and Assurance (IAA) function. The new structure enables greater knowledge sharing across the function and promotes concise and effective reporting to the Audit Committee. Risk management work previously undertaken by A&RM is now undertaken by the Group Insurance and Risk team, enabling IAA to focus on third line assurance matters, in line with best practice.

- In line with feedback received during the 2021 Board evaluation, the Board continued to receive regular updates on material cybersecurity risks and the Group's mitigation strategies and received periodic reports from the Head of Information Security and Data Protection. These covered protection, detection, mitigation and response capabilities, cybersecurity capital expenditure and key cybersecurity priority areas.

Shareholder matters

Details of the Board's engagement with investors during the year are on page 109

Information about the Company's dividend policy is on page 86

- The Board took the decision to suspend the Company's share buyback programme in April 2020 due to the uncertain business environment created by the Covid-19 pandemic. Following strong EBITDA recovery over the course of 2021, the Board considered the Company's financial position and budget forecasts and determined it was appropriate to resume the programme in 2022. During the year, £500m of RELX PLC shares were repurchased by the Company to be held in treasury. In December 2022, the Board approved a further share buyback programme of up to £150m worth of ordinary shares between 3 January 2023 and 13 February 2023.

- Following consideration of the growth prospects of the Company, together with relevant market factors and the financial position of RELX, the Board declared an increased interim dividend for the year, and an increased final dividend for 2021.

- The Board considered and approved the proposed resolutions to be put to shareholders at the 2022 AGM, which included the distribution of a final dividend for the year ended 31 December 2021 and re-approval of the Company's authority to purchase its own shares. Each of the proposed resolutions were subsequently approved by shareholders at the meeting.

Stakeholder engagement

During the year, the Board undertook a review of the Company's key stakeholders and concluded that they remain unchanged from the previous year. The Board received a detailed overview of stakeholder engagement channels and activities, and confirmed that it has adequate visibility of the views of key stakeholders, which are taken into consideration in its decision-making. Further information about the nature and outcomes of the RELX's engagement with its stakeholders are detailed throughout this Annual Report and examples of the Board's engagement with key stakeholders are set out on the following pages.

Investors

Why effective engagement is important	Forms of stakeholder engagement, their outcomes and how this has impacted Board decision-making
Engagement with our investors helps them to understand our strategy, performance and governance arrangements, and to make informed decisions concerning the Company. It also makes clear our prioritisation of the long-term in our decision-making and focus on delivery of consistent financial performance. Our investors provide us with input and feedback concerning the development and implementation of our strategy, and we consider their views when making investment decisions.	Engagement with our investors is undertaken by members of the Board and at business level by senior management and our Investor Relations, Corporate Responsibility and Treasury teams. The Board is updated with feedback and commentary received from investors through business engagement, investor roadshows and meetings with institutional shareholders in respect of our recent and proposed activities. The Board receives regular reports on the Company's share price and shareholder return performance and a review of analyst commentary in response to the Company's market announcements and results publications. Executive Directors and senior management gave a number of investor and analyst presentations during the year to provide further detail and context to our published results and strategy plans. In 2022, senior leaders led a focused seminar on the STM business, covering our product offering and strategy for delivering growth in this area, which builds on our teach-in sessions on Risk Business Services and Legal Analytics from the previous year. Our investor presentations are available at **www.relx.com/investors**. The Company's AGM is a valuable opportunity for the Board to interact directly with shareholders, to hear their views and answer questions about the business of the meeting. The Company's AGM in 2022 was held as an in-person meeting for first time since the Covid-19 pandemic. An audiocast was made available on the day of the meeting and the Chair answered questions from shareholders. Decisions and outcomes of engagement include: ▪ Our engagement processes confirmed that investors in the main continue to understand and support our organic growth strategy. The Board considered this when approving RELX's three-year strategic plan for 2023 to 2025, which leaves our strategic focus, and our priorities for uses of cash generated by RELX, broadly unchanged ▪ Following consultation with shareholders representing approximately 60% of RELX's issued share capital, the Remuneration Committee oversaw development of the 2022 Directors' Remuneration Policy (set out on pages 136 to 142 (inclusive)), which will be put to shareholders for approval at the Company's AGM in 2023 ▪ RELX's material communications to investors, including trading updates, the Annual Report and Notice of AGM were reviewed and approved by the Board prior to release ▪ In respect of shareholder returns, the Board considered a range of investor and analyst views, balancing the impact of returning capital to shareholders with stakeholder interests in other key RELX financial metrics. The Board approved the quantum of the Company's share buyback programme for 2022 and recommended an interim and final dividend payment during the year. See pages 108 and 147 for further information ▪ The views of the wider investment community were considered when approving areas of focus for RELX's ESG activities, which are described in detail in our Corporate Responsibility Report on pages 28 to 80

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Employees

Why effective engagement is important	Forms of stakeholder engagement, their outcomes and how this has impacted Board decision-making
Our people's well-being and their commitment to the work they do are essential to our future growth and our aim to successfully build long-term leading positions in global growth markets.	During the year, our Non-Executive Workforce Engagement Director, Marike van Lier Lels, met with European, US and Asia-Pacific workforce representatives to learn about the experiences of employees while working at RELX. Ms van Lier Lels reported to the Board on the matters discussed, which included views on opportunities for personal and career development at RELX, flexible working arrangements, responses to inclusion and diversity (I&D) initiatives, and the ongoing support and communication from senior leaders and management.

RELX actively seeks feedback from employees to understand their key challenges and concerns and where we can work to address these. Hearing their views on what we do well, and what we can do better, is an important driver for improvement and enables us to take action to retain our best talent.

Effective engagement helps to mitigate the risk of not being able to recruit, motivate and retain skilled employees and management, which is recognised as a principal risk that could impact RELX (detailed on page 92).

Employee engagement routinely takes place at business level and matters of concern are cascaded up through RELX's management framework. The Board received regular reports from management containing a range of employee data, including employee turnover and demographic analysis, employee engagement survey results, compliance with RELX policies, and concerns raised through Ethics Code reporting channels, including the Integrity Line. The Board takes the time to review employee engagement and workforce data and takes this into consideration during wider discussions.

The Company has a dedicated intranet for employees which is kept updated with news and updates from across RELX and key messages from senior leadership.

Decisions and outcomes of engagement include:

- Feedback from employee panels on recent initiatives in the US aimed at recruiting and developing diverse talent, indicated that these had been well received, and the Board supported initiatives to further promote recruitment and talent development programmes with specific focus on diversity. Further information is available on pages 44 to 49

- Results of employee consultations showed a favourable response to flexible hybrid working arrangements and the Board supported senior management's approach to continue to actively consult with employees to find optimal, balanced and effective ways of working

- The Board approved the introduction of the RELX PLC Employee Share Purchase Plan in the US to enable a greater proportion of RELX employees the opportunity to purchase ADRs at a discounted price. The plan, together with the existing Company share schemes which have been refreshed and approved for renewal by the Board, will be put to shareholders for approval at the Company's AGM in 2023

- The Board was updated on the positive impact of mentoring programmes which support our I&D and talent development initiatives. For example, the RELX Women in Technology Mentoring Programme was one of the main drivers of a 33% increase in the rate of promotion of female technologists within RELX and the Board endorsed the Company's introduction of a new Women in Product mentoring programme

- The Board received a presentation from the Head of Corporate Communications on focus areas for 2022, to determine how to effectively deliver key information about the business to the wider workforce

- The welfare and security of our people remains a priority. The Board receives updates on the support provided to colleagues affected by the conflict in Ukraine, the winding down of our operations in Russia, and our ongoing compliance with the relevant sanctions imposed by the international community

Customers

Why effective engagement is important	Forms of stakeholder engagement, their outcomes and how this has impacted Board decision-making
Our goal is to help customers make better decisions, get better results and be more productive. We do this by leveraging a deep understanding of their needs and views to create innovative solutions. Collaborating closely with our customers is crucial for us to understand where and how we can improve the quality of our services and products, and enables us to make targeted investment decisions, such as to develop new or emerging technologies or complement our existing capabilities through acquisition activity.	Our engagement with customers takes place at an operational level across our business areas, through our dedicated sales and operations teams and through customer training and workshops. Material customer issues are cascaded up to the appropriate senior management. The Board received presentations during the year from customer-facing employees which detailed the nature of our customer engagement and the actions taken by the business areas as a result. In 2022, the Board received analysis of customers by sector and geography and data concerning the resilience of the markets in which we operate. The Board reviewed customer survey data, Net Promoter Scores, and customer usage volumes across our business areas. Decisions and outcomes of engagement include: ■ Feedback from our customers informed the Board and management's assessment of the areas in which RELX should build out new products and services, the speed at which this should be undertaken, and where it should look to expand into higher growth adjacencies and geographies over varying time horizons ■ The Board continued to monitor current and anticipated future customer demand and market activity together with customer feedback, to understand how our product offerings address customer requirements. This information informed the areas of focus for product development and acquisitions and the level of investment required. The Board approved several significant acquisitions during the year that complement RELX's existing product range and enhance value for our customers. More information about acquisitions during the year can be found on pages 10 to 27

Suppliers

Why effective engagement is important	Forms of stakeholder engagement, their outcomes and how this has impacted Board decision-making
RELX has a diverse supply chain with suppliers located in over 150 countries across multiple categories, which RELX categorises as content suppliers and non-content suppliers. Collaboration and two-way dialogue with our suppliers helps ensure that we are able to maintain and improve the quality of products and services we provide to our customers. Effective engagement underpins our ability to maintain an ethical supply chain, giving us visibility of our suppliers' commitment to good practices.	Engagement with our content suppliers, which include the companies we licence content or data from, as well as authors, editors, content reviewers and product designers, takes place principally through ongoing dialogue with the relevant business area to which the content is provided. Content supplier feedback is collected through direct relationships and regular business reviews, and presented to the Board through updates from our business area leaders. Our non-content suppliers represent more typical vendor-type relationships, such as IT software and cloud service providers, or third parties to whom we have outsourced support function activities. Engagement takes place at various levels throughout RELX. Feedback is reported to the Board by business area leaders and the Global Head of Purchasing and Property. Decisions and outcomes of engagement include: ■ Feedback from content suppliers, including Net Promoter Scores and the outcomes of business reviews, were considered by the Board and contributed to its consideration of the Group's three-year strategy plan for 2023 to 2025, and its assessment of mitigations in place for our principal risks of customer acceptance of products and supply chain dependencies ■ Our Supplier Code of Conduct has been translated into 16 languages for use across the Group. As a result of continuing engagement, 99% of our core suppliers are now signatories to our code ■ The Board received reports on the outcomes of engagement with suppliers to inform its discussions relating to supply chain risks and the assessment of the processes in place to mitigate these. The Board continues to support our Socially Responsible Supplier (SRS) programme. More details on the programme are on pages 59 to 62. The Board also reviewed and approved our Modern Slavery Act Statement, available from **www.relx.com**, which sets out the steps taken by the Company and its subsidiaries to prevent modern slavery and human trafficking in its business and supply chain

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Community

Why effective engagement is important	Forms of stakeholder engagement, their outcomes and how this has impacted Board decision-making
Our focus on community includes those where we, our customers and suppliers work around the world, as well as the communities we serve, including in science, academia, risk, law and many other fields. We prioritise positive dialogue with our community stakeholders as we believe they, collectively, provide our 'licence to operate'. Our efforts are informed by our commitment to the United Nations Global Compact and its ten principles, focused on human rights, labour, the environment and anti-corruption – all issues with wide societal impact.	We engage with our community stakeholders through our unique contributions to society (see pages 35 to 39), and through our comprehensive global community programme, RELX Cares. The RELX Cares mission is the education of disadvantaged young people. Further information about our RELX Cares projects and its contributions to the communities in which we operate is on pages 55 to 58. In accordance with the Business for Societal Impact model, we monitor the short- and long-term benefits of our community engagement. We survey RELX Cares volunteers to understand the impact of the programme on their personal development and how it affects the way they feel about working at RELX. The Board received comprehensive updates on community engagement during the year, including key metrics, objectives and outcomes. Board feedback and support for community engagement shapes the direction of the programmes and future plans. Relevant ESG considerations are incorporated into business review and strategy papers reviewed by the Board. Decisions and outcomes of engagement include: ■ The Board continues to endorse RELX's volunteering policy through which RELX employees receive two days paid leave each year to undertake community volunteering work ■ The Board considered RELX's environmental performance and supported new and ongoing initiatives for minimising our environmental impact, including endorsing our commitment to our reaching net zero by 2040. More information is in our Corporate Responsibility Report on pages 63 to 72 ■ The Board supports the businesses utilising their unique product offerings to support causes in their communities. For example, during the year, STM provided researchers, healthcare professionals and students in Ukraine free access to ScienceDirect, ClinicalKey, Complete Anatomy and Osmosis products to help them continue their vital work during this challenging time. More information is in our Corporate Responsibility Report on pages 28 to 80

Division of responsibilities

Chair and Chief Executive Officer
There is a clear separation of the roles of the Chair, who leads the Board, and the Chief Executive Officer, who is responsible for the day-to-day management of the Group. The table below summarises the key responsibilities of each of the director roles on the Board.

Key roles of the Directors

Chair
- Provides leadership of the Board, and is responsible for its overall effectiveness in directing the Company

- Ensures that all Directors are sufficiently apprised of matters to make informed judgements, through the provision of accurate, timely and clear information

- Promotes high standards of corporate governance, demonstrates objective judgement and promotes a Board culture of openness and debate

- Sets the agenda and chairs meetings of the Board

- Chairs the Nominations and Corporate Governance Committees

- Facilitates constructive Board relations and the effective contribution of all of the Directors

- Ensures effective dialogue with shareholders

- Ensures the performance of the Board, its Committees and individual Directors is assessed annually

- Ensures effective induction and development of Directors

Chief Executive Officer
- Day-to-day management of the Group, within the delegated authority limits set by the Board

- Develops the Group's strategy for consideration and approval by the Board

- Ensures that the decisions of the Board are implemented

- Informs and advises the Chair and Nominations Committee on executive succession planning

- Leads communication with shareholders

- Promotes and conducts the affairs of the Company with the highest standards of integrity, probity and corporate governance

Chief Financial Officer
- Day-to-day management of the Group's financial affairs

- Responsible for the Group's financial planning, reporting and analysis

- Ensures that a robust system of internal control and risk management is in place

- Maintains high-quality reporting of financial and environmental performance internally and externally

- Supports the Chief Executive Officer in developing and implementing strategy

Senior Independent Director
- Leads the Board's annual assessment of the performance of the Chair

- Available to meet with shareholders on matters where usual channels are deemed inappropriate

- Deputises for the Chair, as necessary

- Serves as a sounding board for the Chair and acts as an intermediary between the other Directors, when necessary

Non-Executive Directors
- Bring an external perspective, and constructively challenge and provide advice to the Executive Directors

- Effectively contribute to the development of strategy

- Scrutinise the performance of management in meeting agreed goals and monitor the delivery of the Group's strategy

- Serve as members of Board Committees and chair the Audit and Remuneration Committees

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Attendance at meetings of the Board and Board Committees

The following table shows the attendance by Directors at Board and Committee meetings during the year. Attendance is expressed as the number of meetings each Director attended out of the number they were eligible to attend.

Director	Committee appointments	Board[1]	Audit	Remuneration	Nominations	Corporate Governance
Paul Walker (Chair)	**R** **N** **C**	7/7	–	5/5	5/5	5/5
Erik Engstrom	–	7/7	–	–	–	–
Nick Luff	–	7/7	–	–	–	–
Wolfhart Hauser	**R** **N** **C**	7/7	–	5/5	5/5	5/5
Marike van Lier Lels	**N** **C**	7/7	–	–	5/5	5/5
Robert MacLeod	**R** **N** **C**	7/7	–	5/5	5/5	5/5
Linda Sanford [2]	**R** **C**	2/2	–	1/2	–	1/1
Andrew Sukawaty	**A** **C**	7/7	4/4	–	–	5/5
Suzanne Wood	**A** **C**	7/7	4/4	–	–	5/5
Charlotte Hogg	**A** **C**	7/7	4/4	–	–	5/5
June Felix [3]	**A** **R** **C**	7/7	3/4	3/3	–	5/5

Board Committee membership key

A Audit
R Remuneration
N Nominations
C Corporate Governance
● Committee Chair

(1) In addition to the seven scheduled meetings, serving Directors also attended two full-day strategy and business review meetings.
(2) Linda Sandford retired from the Board and stepped down from the Remuneration and Corporate Governance Committees with effect from the conclusion of the Company's AGM 21 April 2022.
(3) June Felix joined the Remuneration Committee with effect from 21 April 2022. Ms Felix was unable to attend the July Audit Committee meeting.

Director independence and conflict of interest

The Board has in place formal procedures to evaluate and review the external commitments of each Director. Through the activities of the Nominations Committee, the Board is satisfied that each Director has sufficient time to devote to their role at RELX in light of their external appointments. In making its assessment, the Nominations Committee assessed both the number and nature of these external commitments, and the positions that each Director holds on the RELX Board Committees, their current familiarity and experience with RELX and how it operates, and our wider culture of encouraging inclusivity and diversity both at RELX and across wider society. Our Non-Executive Letter of Appointment sets out the time commitment required by the Company from its Non-Executive Directors. When receiving recommendations from the Nominations Committee for the appointment of any new Non-Executive Director, the Board always takes into account the other demands on a potential Director's time.

The Board has formal procedures to appropriately manage any actual or potential conflict of interest identified and monitors each Director's independence to ensure there is no third-party influence that could potentially compromise their independent judgement. In accordance with the Company's Articles of Association, the Board reviews, and authorises as appropriate, situations where a Director has an interest that conflicts, or may possibly conflict, with those of RELX, and may impose conditions on such authorisations. Additionally, where there are new external appointments, any related commercial relationships with RELX are reviewed, and any potential conflicts of interest are dealt with following formal procedures.

Composition, succession and evaluation

Board composition
As at the date of this Annual Report, the Board comprised the Chair, two Executive Directors and seven Non-Executive Directors, who bring a wide range of skills, experience, industry expertise and professional knowledge to their roles. An overview of the gender balance, length of tenure and nationalities on the Board is provided below.

Board skills and expertise
The Board collectively has a diverse range of skills and business experience, which includes the following:

- Corporate strategy and governance
- Expertise in the finance and technology sectors
- Operational experience in RELX's product markets
- Executive board and leadership experience in large international listed groups
- Audit, risk and regulatory expertise
- Workforce relations management and engagement
- Executive remuneration

For further information on the skills of each individual Director, please see pages 9 to 11 of the Notice of Meeting for our 2023 AGM.

Board changes during 2022
Linda Sandford stepped down from the Board from the conclusion of the Company's AGM on 21 April 2022, having served as a Director since 2012. Board composition throughout 2022 is set out in the table on page 114.

Board appointment procedure
The Company has in place a rigorous procedure for the appointment of new Directors to the Board. This involves the preparation of a search specification by the Nominations Committee and the engagement of an external search firm to identify and propose candidates based on that specification. Potential candidates are interviewed by a number of Board members, including the Chair and the Chief Executive Officer, together with the Chief Legal Officer and Company Secretary. The candidates are considered in detail by the Nominations Committee, and a recommendation is made to the Board regarding any Director appointment. The Board then has a further opportunity to discuss, and if deemed fit, approve the appointment.

The Board acknowledges the benefits of diversity on the effectiveness of Board discussions and quality of Board decision-making, through the incorporation of different perspectives and ideas. In line with our Board Inclusion and Diversity Policy, diversity is taken into consideration when evaluating the skills, knowledge and experience desirable to fill each Board vacancy.

Board composition as at 31 December 2022

Balance of Executive/Non-Executive Directors


Executive: 2
Chair: 1
Non-Executive: 7

Gender diversity


Female: 4
Male: 6

Length of tenure of Non-Executive Directors and Chair


Over 9 years: 1
0–3 years: 2
6–9 years: 2
3–6 years: 3

Nationality of Directors


Dutch: 1
Swedish: 1
British: 3
German: 1
British, American, Irish: 1
American: 3

Overview
Market segments
Corporate Responsibility
Financial review
Governance
Financial statements and other information

The Board may appoint Directors (subject to a maximum upper limit) to fill a vacancy at any time, although any Director so appointed shall only hold office until the following AGM of the Company, at which his or her election shall be voted upon by shareholders. Directors are then required to seek re-election by shareholders at each subsequent AGM of the Company. The Notice of Meeting for the 2023 AGM provides information about the Directors standing for election or re-election, including their skills and contributions to the Company's long-term success, as required by the Code.

As a general rule, letters of appointment for Non-Executive Directors provide that, subject to annual re-election by shareholders, individuals will serve for an initial period of three years, and are typically expected to be available to serve for a second three-year period. If invited to do so, they may also serve for a third three-year period. The notice period applicable to the Non-Executive Directors is one month.

Board induction and development
Following appointment, and as required, all Directors receive a full, formal induction tailored to individual requirements based on existing knowledge and experience. The Chair and Company Secretary are responsible for ensuring an effective induction programme for all new Directors.

For Directors to effectively discharge their responsibilities, it is important that they regularly refresh and update their skills and knowledge. The Board's annual programme is designed with this in mind, and includes deep dive reviews into different business areas each year. During 2022, the Directors took part in a deep dive into the Risk and STM business areas, covering financial and operational performance by segment, product development and strategic plans. During the year, the Board also reviewed legal matters, HR strategy and cybersecurity risks and mitigation, among others.

During the year, the Audit Committee undertook a deep dive into capital investment in Legal. The session was led by the Chief Financial Officer of Legal and covered infrastructure/cloud migration and product development.

Board information and support
Each of the Directors has access to the services of the Company Secretary, who is responsible for the accurate and timely flow of information to the Board. The Company Secretary advises the Board on all corporate governance matters, and ensures that all Board procedures are followed correctly. The Directors also have access to other members of RELX's management, staff and external advisers. They may take independent professional advice in the furtherance of their duties to the Company, at the Company's expense.

Each of the Directors is expected to attend all meetings of the Board and Committees of which they are a member. However, where a Director is unable to attend a Board or Committee meeting, they are provided with the papers relating to that meeting and are able to discuss matters arising with the respective Chair and with other Board and Committee members. They are also provided with a copy of the minutes after each meeting.

The Directors are provided with papers ahead of all scheduled Board and Committee meetings, containing relevant information from management, and supporting information from external agencies and experts, as appropriate.

Board evaluation
The Directors consider the evaluation of the Board, its Committees and members to be an important aspect of corporate governance. The Board undertakes an annual evaluation of its own effectiveness and performance, and that of its Committees and individual Directors.

Actions from the 2021 Board evaluation
The 2021 Board evaluation process concluded that the Board and its Committees were operating effectively and did not highlight any significant areas for improvement. The Board agreed that they would continue to focus on succession planning at senior management level, and that material cybersecurity risks faced by the Group would continue to form part of the Board's annual agenda. The Board confirms that these actions have been appropriately addressed through the Board's annual programme, with presentations and deep dives provided from senior leadership throughout the year.

Further information about Board activities is on pages 107 and 108.

2022 Board evaluation
In 2022, the Board evaluation process was conducted internally, supported by the Company Secretary. Questionnaires were completed by all Directors to provide feedback and commentary on the following areas:

- Board composition and effectiveness

- Quality of information provided by management

- Boardroom culture and dynamics

- Effectiveness of the Board's oversight of strategy development, setting and monitoring the RELX's culture and values, financial performance, market developments, stakeholder relations (including the Board's understanding and visibility of the views of RELX's stakeholders and how these inform its decision-making process), talent and succession, inclusion and diversity, risk and governance

- The structure, leadership and overall effectiveness of each of the Board's Committees

The Chair conducted individual performance reviews with each Non-Executive Director and the Senior Independent Director led the appraisal of the Chair's performance by the other Directors.

Individual Director performance
Individual Director performance and contributions were assessed through one-to-one meetings with the Chair. The evaluation facilitated reflection on personal development and discussion and feedback on Board matters. The evaluation found that each Director continues to contribute positively and effectively to Board and Committee discussions, providing external insights and constructive challenge to management on matters of strategy and governance.

Overview
Market segments
Corporate Responsibility
Financial review
Governance
Financial statements and other information

Through the evaluation process it was also confirmed that each Non-Executive Director (with the exception of the Chair) remains independent. Each Director was also found to continue to have sufficient time to devote to their role.

Chair's assessment
The performance of the Chair was evaluated by the Senior Independent Director, with feedback provided by each of the Directors. Directors felt the transition to a new Chair had been well handled. They reported that he provided strong leadership to the Board during the course of the year, facilitates effective contributions from Non-Executive Directors and open and constructive communication between Board members. He had also established constructive relationships with members of senior management. He further promoted constructive relationships between Board members and senior leadership.

Conclusions of the 2022 Board evaluation
Overall the evaluation found a high level of satisfaction collectively among the Directors with the way in which the Board and its Committees operate. Strategy discussions were found to be effective in developing a deeper understanding of the Group's strategic, financial and business objectives among Board members. The Directors thought that the Board's composition, including its diversity and collective skills, and the group's dynamics and culture of openness and debate, all contributed to highly effective meetings, which were found to be well governed. Board papers were thought to be appropriate and timely, and Board agendas effectively covered critical issues.

The outcome of the Board assessment exercise confirmed that the Board and its Committees continue to function effectively and collaboratively with an appropriate level of engagement with management. The importance of a continued focus on the competitor landscape and on the key risks facing the Group, including cyber and data security, was recognised. Maintaining effective levels of engagement with RELX's key stakeholders and continuing to promote constructive relationships between the Non-Executive Directors and management should remain priorities for the Board. While there were no specific areas identified where significant improvement is required, continued focus on key issues with open and transparent dialogue are recognised as key drivers of the Board's effectiveness.

Audit, risk and internal control

Internal control and risk management
The Board has overall responsibility for overseeing RELX's systems of risk management and internal control and monitoring the processes for identifying, assessing and managing the principal and emerging risks faced by the Company. These systems are designed to manage and mitigate, rather than totally eliminate, risks to the business. Accordingly, they can provide reasonable, but not absolute, assurance against material misstatement or loss. These processes were in place throughout the year ended 31 December 2022, and up to the date of approval of the 2022 Annual Report. Further details of RELX's risk management systems and the principal and emerging risks facing the Company, together with our mitigation strategies are set out on pages 88 to 93 of this Report.

Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and Board attention.

To provide reasonable assurance against material inaccuracies or loss, and of the effectiveness of the systems of internal control and risk management, RELX has adopted the three lines of defence assurance model as set out below.


RELX Operating and Governance Principles
1st line of defence
RELX businesses maintain systems of internal control which are appropriate to the nature and scale of their activities and address all significant strategic, operational, financial, legal and compliance risks that they face
2nd line of defence
Central functions that are responsible for 1) designing policies, 2) introducing and sharing best practice, 3) monitoring and evaluating compliance with RELX policies and relevant legislation and regulation and appropriate remediation
3rd line of defence
Internal audit provides independent assurance on the effectiveness of the 1st and 2nd lines of defence
The Board and Audit Committee
System of Internal Control

Note: In addition to RELX's internal controls, RELX is also audited externally. The report of the external auditor has been included from pages 154 to 161.

The risks facing RELX are regularly reported to and assessed by the Audit Committee and the Board, as appropriate. RELX operates authorisation and approval processes throughout its operations. Access controls exist where processes have been automated to ensure the security of data. Management information systems have been developed to identify risks and to enable assessment of the effectiveness of the systems of internal control. With the close involvement of operating management and central functions, the risk management and control procedures aim to ensure that RELX is managing its business risks effectively and in a coordinated manner across the business areas with clarity on the respective responsibilities and interdependencies. Litigation, and other legal and regulatory matters, are managed by legal directors in the business areas.

The Audit Committee has responsibility for monitoring the Group's risk management and internal control procedures and reports to the Board as appropriate. The Audit Committee received periodic updates from RELX's Chief Compliance Officer on alleged and substantiated violations of the Ethics Code, and related training, monitoring and communications programmes. Such updates covered the volume, type and circumstances surrounding substantiated violations, subsequent actions and lessons learnt. Further information about the work of the Audit Committee is set out in the Audit Committee report on pages 143 to 146.

US certificates

As required by Section 302 of the US Sarbanes-Oxley Act 2002 and by related rules issued by the US Securities and Exchange Commission (the Commission), the Chief Executive Officer and Chief Financial Officer of the Company certify in the 2022 Annual Report on Form 20-F to be filed with the Commission that they are responsible for establishing and maintaining disclosure controls and procedures and that they have:

- designed such disclosure controls and procedures to ensure that material information relating to RELX is made known to them

- evaluated the effectiveness of RELX's disclosure controls and procedures

- based on their evaluation, disclosed to the Audit Committee and the external auditors, all significant deficiencies in the design or operation of disclosure controls and procedures and any frauds, whether or not material, that involve management or other employees who have a significant role in RELX's internal controls

- presented in the 2022 Annual Report on Form 20-F their conclusions about the effectiveness of the disclosure controls and procedures

- designed internal controls over financial reporting, or caused such internal control over financial reporting to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting

A Disclosure Committee, comprising the Company Secretary and other senior managers, provides assurance to the Chief Executive Officer and Chief Financial Officer regarding their Section 302 certifications.

Section 404 of the US Sarbanes-Oxley Act 2002 requires the Chief Executive Officer and Chief Financial Officer of the Company to certify in the 2022 Annual Report on Form 20-F that they are responsible for maintaining adequate internal control structures and procedures for financial reporting and to conduct an assessment of their effectiveness. The conclusions of the assessment of internal control structures and financial reporting procedures, which are unqualified, are presented in the 2022 Annual Report on Form 20-F.

Report of the Nominations Committee

This report has been prepared by the Nominations Committee and has been approved by the Board.

Membership

The Nominations Committee comprises only Non-Executive Directors, the majority of whom are deemed to be independent, in accordance with the requirements of the UK Corporate Governance Code (the exception being the Chair, who was independent upon his appointment to the Board).

The Directors who served on the Committee during the year were:

- Paul Walker (Chair of the Committee)
- Wolfhart Hauser
- Robert MacLeod
- Marike van Lier Lels

Role of the Nominations Committee

The role and responsibilities of the Nominations Committee are set out in written Terms of Reference which are available on the Company's website at **www.relx.com**.

The principal role of the Committee is to provide assistance to the Board by identifying individuals qualified to become Directors and recommending to the Board the appointment of such individuals. Its key responsibilities include:

- Reviewing the size and composition of the Board ensuring that it maintains an appropriate balance of skills, experience, knowledge and diversity
- Reviewing the external commitments of each Director to ensure that he/she has sufficient time to devote to their role at RELX
- Ensuring plans are in place for orderly Board and senior management succession and to oversee a diverse pipeline for such succession
- Overseeing recruitment of new Directors and recommending candidates to the Board
- Reviewing Committee membership and succession planning
- To make recommendations to the Board in relation to the re-appointment of any Non-Executive Director at the conclusion of his/her specified term of office and the election or re-election of Directors following a review of the performance of individual Directors from the Board evaluation process
- Reviewing the Board and Group Inclusion and Diversity policies, to ensure they continue to be effective and fit for purpose
- Making recommendations to the Board about the authorisation of Directors' conflicts of interest, including any terms to be imposed in relation to a Director's conflict of interest

Activities of the Committee during the year

The Committee met five times in 2022.

The activities of the Committee during the year included:

- Considering and recommending the re-appointment of Charlotte Hogg, Robert MacLeod and Andrew Sukawaty at the conclusion of their respective specified terms of office
- Reviewing Board and Committee size, composition and balance following the retirement of Linda Sanford as a Non-Executive Director at the conclusion of the Company's 2022 AGM, and recommending a successor for Linda Sandford's role on the Remuneration Committee
- Succession planning for the roles of Senior Independent Director and Remuneration Committee Chair in anticipation of Dr Wolfhart Hauser's retirement from the Board at the conclusion of the Company's AGM in 2023
- Ongoing succession planning for Board and senior management roles
- Monitoring Directors' actual and potential conflicts of interest
- Recommending to the Board the suitability of Directors' external director appointments
- Reviewing the Committee's Terms of Reference and determined that these continue to be fit for purpose and effective
- Recommending to the Board the inclusion of this Committee Report in the 2022 Annual Report and Financial Statements

Board and Committee composition

The Nominations Committee is responsible for keeping under review the structure, size and composition of the Board and its Committees and making recommendations to the Board for any changes that may be deemed necessary or beneficial. The Committee aims to ensure that the Board and its Committees have an appropriate balance of skills, knowledge and experience to effectively lead the Group both now, and in the future, with due regard to the Board's Inclusion and Diversity Policy. This is achieved through effective succession planning and talent development, and an understanding of the changing competencies required to support the Company's strategy, purpose, culture and values.

Linda Sandford retired from the Board with effect from the conclusion of the Company's 2022 AGM, at which time she also stepped down from her role on the Remuneration Committee. The Nominations Committee reviewed the size and composition of the Remuneration Committee in light of Linda Sandford's departure and considered which of the Non-Executive Directors was best placed to join the Remuneration Committee. It determined that June Felix has a broad range of appropriate skills and experience to enhance Remuneration Committee discussions and would have sufficient capacity to undertake an additional Committee membership. The Committee recommended to the Board that June Felix be appointed to replace Linda Sandford.

As at 31 December 2022, the Board comprised 40% women and, in line with the recommendations of the Parker Review, has at least one Board member from a minority ethnic background. Further details about Board composition are set out on page 115.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Independence of the Non-Executive Directors
Each year, the Committee reviews the independence of the Company's Non-Executive Directors, including whether a Director's length of service has or may impact his or her ability to remain independent in character and judgement while performing his or her duties.

A robust assessment was undertaken in February 2022, with regard to Dr Wolfhart Hauser remaining on the Board for longer than nine years, which is a circumstance the Code deems could impair the independence of a Non-Executive Director. The assessment concluded that Dr Wolfhart Hauser continues to make valuable contributions to the Board, continues to constructively challenge management and members of the Board as appropriate, and that there was no impairment to his independence resulting from his tenure. It was further considered to be in the best interests of the Company that Dr Wolfhart Hauser continue in his role as Senior Independent Director to support the recent transition of Board Chair. The Committee recommended to the Board that Dr Wolfhart Hauser remain on the Board until the conclusion of the Company's AGM in 2023, to which he agreed. This will enable an orderly succession for the roles of Senior Independent Director and Remuneration Committee Chair.

The Board considers that each of the Non-Executive Directors, with the exception of the Chair whose independence was not assessed, but who was deemed to be independent upon on his appointment to the Board, to be independent of management and free from any business or other relationship which could materially interfere with their ability to exercise independent judgement.

In line with the requirements of the Code, each of the Directors will retire at the AGM in 2023 and, with the exception of Dr Wolfhart Hauser who will be retiring from the Board, be recommended by the Board for re-election by shareholders.

Board and Committee succession planning
When reviewing Board composition, the Nominations Committee considers, amongst other things, length of tenure and the need for and benefits of membership being regularly refreshed. In addition, it is cognisant of the skills and experience required for an effective Board, RELX's Board Inclusion and Diversity (I&D) Policy and recent amendments to the UK Listing Rules designed to promote greater female and ethnic minority representation. All appointments to the RELX Board, and each of its Committees, are based primarily on merit and the suitability of an individual for any given role. The Committee continues to keep under review, on an ongoing basis, the structure, size and composition of the Board and its Committees, making recommendations to the Board as appropriate. Effective succession planning contributes to the delivery of the Group's strategy by ensuring the desired mix of skills and experience of Board members now and in the future.

Board succession planning and refreshment was a regular agenda item at the Committee's meetings during 2022, and Russell Reynolds Associates has been engaged to support the Board in the search for an additional Non-Executive Director. The Board confirms that none of the Directors have any connection with executive search firms utilised by the Company. Following the retirement of Dr Wolfhart Hauser, Suzanne Wood will take on the role of Senior Independent Director, and Robert MacLeod will take on the role of Chair of the Remuneration Committee, with effect from the conclusion of the Company's AGM in 2023.

Executive and management succession planning
The Board is committed to recognising and nurturing talent across the Group and overseeing the development of a strong talent pipeline to senior leadership and executive roles. The Committee received detailed updates during the year from the Chief Executive Officer on succession plans for senior management roles. This included broad views on potential timings and implications for diversity in those positions.

The Committee is satisfied that appropriate succession planning arrangements were in place during the year to facilitate appropriate and effective succession across senior management roles, supported by a strong pipeline of candidates.

Board Inclusion and Diversity Policy
The Committee is responsible for monitoring progress towards the Board's diversity objectives, as set out in the Board Inclusion and Diversity Policy. The Policy states that the Board should be structured with an effective balance of skills, experience and knowledge to advance the Group's strategy for all of its stakeholders. The benefits of all aspects of diversity should be considered, including, but not limited to, gender and ethnicity, and with due regard to merit measured against objective criteria.

The Policy requires that, when searches for an appointment to the Board are conducted by the Company or by external search firms, they will identify and present a gender-balanced list of diverse and qualified potential candidates.

Group Inclusion and Diversity Policy
The Group I&D Policy fosters a positive environment where employees feel valued regardless of their gender, national origin, ethnicity, religion, sexual orientation and/or identity, age or disability status. It advances the Company's strategy by ensuring the engagement of all employees; fosters innovation by harnessing the collective strength of their diverse backgrounds and experiences to generate innovative products and solutions that drive value for our customers; and helps us attract and retain employees who are important to our future.

During the year, RELX has continued to implement its inclusion strategy to advance progress towards its 2020-2025 inclusion goals. This covers all aspects of diversity and aims to translate the Group I&D Policy into tangible and measurable actions. Full details of the strategy and progress towards fulfilling our I&D initiatives is set out in our Corporate Responsibility Report on pages 44 to 49.

A breakdown of gender diversity across RELX's management and senior leadership is set out on page 47.

Committee evaluation
The evaluation of the Committee determined that it was well governed and effective in carrying out its role in accordance with its Terms of Reference.

Details of the full Board evaluation process are on pages 115 to 117.

Directors' Remuneration Report

The Directors' Remuneration Report has been prepared by the Remuneration Committee (the Committee) in accordance with the UK Corporate Governance Code, the UK Listing Rules and Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended (the UK Regulations). The Report was approved by the Board.

The current remuneration policy was approved by shareholders at the 2020 Annual General Meeting (AGM) for three years and can be found on pages 90 to 96 of the 2019 Annual Report and Financial Statements available on relx.com. An updated remuneration policy is therefore being proposed to shareholders for approval (by way of a binding vote) at the 2023 AGM, with the first awards under the new policy to be granted in the first quarter of 2024. The updated remuneration policy, which would apply for three years, is set out on pages 136 to 142.

The implementation of the current policy during 2022 is detailed in the Annual Remuneration Report on pages 122 to 135. Shareholders will be invited to vote (by way of an advisory vote) on the 2022 Annual Remuneration Report at the 2023 AGM.

Proposed Remuneration Policy

The Committee reviewed the current remuneration policy during 2022. In doing so, it sought to ensure that executive remuneration is aligned to the Company's purpose and values and is clearly linked to the successful delivery of its long-term strategy. The Committee also considered the feedback received from investors and proxy agencies since the adoption of the current policy and market practice trends in FTSE 30 and considered the fact that, as a global data analytics and technology-driven business with over half of its revenue derived from the US market, the Group primarily competes for talent with global information and technology companies.

The current Policy was approved by shareholders with 93.42% voting in favour and remuneration reports over the past three years have received over 90% support.

In 2017, the Company simplified the incentive structure by reducing the number of plans to one Annual Incentive Plan (AIP) (with a share deferral element added) and one Long Term Incentive Plan (LTIP).

Further significant changes were made in 2020, where we:

- aligned the value of pension benefits for newly appointed Executive Directors with the value of those benefits provided to the broader workforce and committed to a pathway for achieving the same alignment for current Executive Directors by 31 December 2022;
- reduced the AIP payout at target performance to 135% of base salary;
- increased the proportion of the AIP payment deferred into shares to 50% of the AIP earned;
- increased the minimum weighting of financial measures in the AIP to 85% with any non-financial measures focused on sustainability;
- increased the CEO's shareholding requirement to 450% of base salary; and
- amended the shareholding requirements to make executive directors subject to their full shareholding requirement for two years after leaving the Company.

In 2022, the Committee undertook a review of workforce remuneration and related policies and the alignment of incentives and rewards with culture. Further detail is set out on page 122. The Committee took this into account when considering the proposed new remuneration policy for Executive Directors.

The Committee was also mindful to ensure that the remuneration policy is transparent, easy to understand, and provides an appropriate link to long-term performance.

Our long-term strategic priority is unchanged: the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers, supplemented by targeted acquisitions. The Committee believes that the current remuneration structure effectively supports the strategy. Performance measures in the incentive plans align with the strategy and the financial key performance indicators on page 6 of the Annual Report, by focusing on sustained earnings growth, return on invested capital and shareholder returns in the LTIP. The AIP is based on revenue, profit, cash flow and sustainability metrics and focuses on annual objectives and milestones and creates a platform for sustainable future performance.

The Committee considers that the current remuneration structure provides clear line of sight and understandable outcomes. It is designed to promote long-term success and the pay mix is therefore focused on long-term variable pay. AIP deferral, LTIP holding period post vesting, shareholding requirement (including post leaving) and malus and clawback provisions all provide further alignment with long-term sustainable performance.

The Committee therefore determined to propose only minor changes to the current policy:

- reduce the level of vesting for threshold performance in the LTIP from 25% of the maximum opportunity to 20%;
- expand the list of malus and clawback triggers, which will apply for three years following the AIP cash payment and five years from the start of each LTIP performance period, and enable the Committee to delay vesting and the application of malus and clawback in case a participant is subject to an internal investigation regarding a serious breach of any of the triggers.

Earlier this year, we engaged with shareholders representing c60% of our issued capital and shareholder representative bodies on the proposed Policy. The feedback received to date was positive.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Annual Remuneration Report

As you have seen from the financial results presented earlier in the annual report, the Company achieved a very strong performance in 2022. Underlying revenue growth accelerated to 9%. Underlying adjusted operating profit grew by 15% and at constant currencies, adjusted EPS grew by 10%. We are proposing an increase in the full-year dividend of 10%. Our Total Shareholder Return outperformed the FTSE 100 over the last three, five and ten year periods as shown on page 132.

The purpose of RELX is to benefit society by developing products that help researchers advance scientific knowledge; doctors and nurses improve the lives of patients; lawyers promote the rule of law and achieve justice and fair results for their clients; businesses and governments prevent fraud; consumers access financial services and get fair prices on insurance; and customers learn about markets and complete transactions. Our purpose guides our actions beyond the products that we develop. It defines us as a company. Every day across RELX our employees are inspired to undertake initiatives that make unique contributions to society and the communities in which we operate. We see what we do as a company as being an integral part of our commitment to environmental, social and governance (ESG) performance. We have set corporate responsibility objectives which reflect our focus on our unique contributions to society and align to the United Nations Sustainable Development Goals (SDGs) to do our part to advance this ambitious global agenda by 2030. We are continuing to reduce our environmental impact to meet our 2025 environmental targets. Our performance continues to be recognised by external rating agencies. RELX maintains its AAA ESG rating with MSCI for the seventh consecutive year and is fourth in the Responsibility 100 Index of FTSE 100 companies measured against the United Nations SDGs. Sustainalytics ranked us first globally in our sector for our ESG performance. More information can be found on pages 28 to 72.

2022 outcomes
Consistent with the approach taken last year and disclosed in last year's report, the targets of RELX excluding Exhibitions (RX) were separated from those of RX for purposes of the 2022 AIP and the 2020-2022 LTIP cycle, assigning a weight of 90% in the AIP for RELX excluding RX and 10% for RX. The Committee also set a cap on the payout of the AIP of 90% of maximum if RX's adjusted operating profit in 2022 did not exceed 2021, and set a cap on overall 2020-2022 LTIP payout at 90% of the maximum. The targets remain unchanged from when these were set at the beginning of the cycle.

All business areas have delivered strong organic revenue and adjusted operating profit growth rates. These results drove an AIP payout of 76% of the maximum. Details of our targets and achievements for the year are shown on pages 125 and 126.

The three largest business areas performed strongly during the entire performance period and TSR outperformed our UK and European peer groups. Whilst RX continued its strong recovery in 2022, it was impacted by government-imposed restrictions affecting its ability to run events during the performance period. As a result, the LTIP payout is 70% of the maximum. Details of our targets and achievements are shown on page 127.

In determining the level of payout under the annual and the multi-year incentives, the Committee took into account RELX's overall business performance and value created for shareholders and other relevant factors and determined that the outcomes were fair and appropriate and applied no discretion to the payouts.

Broader employee considerations
In 2022, the Committee reviewed information on workforce remuneration and related policies, including:

- key statistics on the composition of the RELX workforce such as location, gender, ethnicity, age and length of service;
- pay philosophy and the evolution of our pay practices, including pay equity processes;
- annual salary increase guidelines globally;
- details of the pension plan arrangements in our top five countries by number of employees;
- participation data on annual incentives (sales and non-sales) and share plans;
- employee surveys conducted during the year. In addition, our designated Non-Executive Director responsible for workforce engagement, Marike van Lier Lels, continued to meet with employee representatives from Europe, US and Asia Pacific during 2022 and reported back to the Board. Further information on the workforce engagement process is provided in the Governance section on page 110.

When determining the remuneration for Executive Directors and Senior Executives, the Committee considers business and individual performance as well as other factors including broader employee reward.

The Committee is satisfied that the overall remuneration for Executive Directors is appropriate and fair having considered external and internal relativities.

The Committee is satisfied that the incentive schemes drive the desired behaviours to support the Company's purpose, values and strategy.

The Committee also considers broader performance factors when determining payouts.

Implementation of the Remuneration Policy in 2023
The Committee has approved 2023 salary increases for the Executive Directors of 2.5%.

As outlined in previous reports, from 1 January 2023, the CEO and CFO receive cash in lieu of pension of 11% of their salary, in line with the regular defined contribution plans (currently capped at 11% in the UK).

Targets for the 2023 AIP and the 2021-2023 LTIP are no longer split between RELX excluding RX and RX.

Further details regarding the implementation of the policy in 2023 can be found on page 134.

This will be my last Directors' Remuneration Report as I will be stepping down from the Board after the AGM. Robert MacLeod will take over the role of Remuneration Committee Chair, having served on the Committee for six years. It has been a pleasure to work with my fellow Committee members, both past and present, over the past 10 years. I would also like to thank shareholders for their feedback and engagement on remuneration whilst I have been Chair.

Wolfhart Hauser
Chair, Remuneration Committee

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Financial review

Governance

Financial statements and other information

Annual Remuneration Report

Single Total Figure of Remuneration – Executive Directors (audited)

£'000		(a) Salary	(b) Benefits[1]	Cash	(c) Deferred Shares[2]	(d) Share based awards[3]	(e) Pension[4]	(f) Total	Total fixed remuneration[5]	Total variable remuneration[5]
					Annual incentive					
Erik Engstrom	2022	1,345	82	1,023	1,023	4,600	141	8,214	1,568	6,646
	2021	1,312	82	1,134	1,134	5,262	635	9,560	2,030	7,531
Nick Luff	2022	792	15	602	602	2,257	127	4,395	933	3,462
	2021	773	15	668	668	2,582	139	4,844	926	3,918

(1) Benefits are typically comprised of a car allowance, private medical/dental insurance and the cost of tax return preparation.

(2) 50% of the AIP is paid in shares deferred for three years. Dividend equivalents accrue on these shares.

(3) The 2022 figures reflect the vesting of the 2020–2022 cycle of the LTIP. As the LTIP vests after the approval date of this Report, the average share price for the last quarter of 2022 has been used to arrive at an estimated figure in respect of these awards, in line with the methodology prescribed by the UK Regulations.

The estimated figures for 2021 disclosed in last year's Report have been restated to reflect the actual amount of the 2019-2021 cycle of the LTIP vested and the actual share price, which decreased the 2021 disclosed figure by £73k for the CEO and by £36k for the CFO. The vesting percentage was determined on 11 February 2022 and was in line with the one disclosed on page 105 of the 2021 Remuneration Report.

For Erik Engstrom, the amount that directly reflects share price appreciation is £1.1m for 2021 and £0.4m for 2022. For Nick Luff, these numbers are £0.5m for 2021 and £0.2m for 2022.

The awards are due to vest in February 2023 and the 2022 figures will be restated in next year's report to reflect actual values at vesting.

(4) Erik Engstrom was a member of the legacy UK defined benefit pension plan until 31 March 2022, at which time he opted out of the plan. For the remainder of 2022, he received cash in lieu of pension of 14% of his base salary, in line with the policy for all participants opting out of the plan, and this amount is reflected in the table. From 1 January 2023, his cash in lieu of pension reduced to 11% of base salary. At the time he opted out of the legacy defined benefit plan, his accrued annual pension was £618,770. During the first quarter of 2022, the Company contributed £12,221 and Mr Engstrom paid £113,251 in total contributions and fees in respect of his participation in the defined benefit plan for the quarter in which he was still a member of that plan. Since Mr Engstrom's total contributions and fees that he paid to the plan were greater than the difference in accrued pension as calculated according to the UK Regulations, there is no value to be shown for the defined benefit element in the single figure, and it therefore solely reflects the cash in lieu received from 1 April 2022 to the end of the year.

Nick Luff received cash in lieu of pension of 16% of base salary in 2022, which reduced to 11% from 1 January 2023.

(5) Total fixed remuneration includes base salary, benefits and pension. Total variable remuneration includes annual incentive and share based awards.

Some figures and subtotals add up to different amounts than the totals due to rounding.

The total remuneration for Directors is set out in note 25 to the consolidated financial statements.

The AIP and LTIP performance measures and targets are shown on the following pages.

2022 Annual Incentive

As noted in last year's report, the Committee had determined to continue to separate the targets of RELX excluding RX from those of RX in the AIP, assigning a weight of 90% for RELX excluding RX and 10% for RX. Given RX's faster than anticipated recovery during 2022, the split of the AIP resulted in a lower AIP payout than would have been the case had the targets not been split.

The Committee had also determined to set a cap on the payout of 90% of maximum in case RX's adjusted operating profit in 2022 did not exceed 2021. And as always, the Committee retained the right to consider if the resulting payouts are fair and appropriate in the circumstances at that time and, if not, potentially exercise its discretion to adjust the payouts.

Set out below is a summary of performance against each financial and non-financial measure and the resulting payout for 2022:

| Performance measure | Relative weighting % at target | Financial targets [1] | | | | Achievement % vs target | Payout % vs target | Payout % of max [2] |
		Threshold	Target	Maximum	Achievement			
Revenue								
RELX excl RX	*27.0%*	*7,094*	*7,547*	*7,925*	*7,600*	*100.7%*	*107.0%*	*71.3%*
RX	*3.0%*	*550*	*733*	*990*	*953*	*130.0%*	*142.9%*	*95.3%*
Revenue – Total	30.0%						110.6%	73.7%
Adjusted net profit after tax								
RELX excl RX	*27.0%*	*1,748*	*1,860*	*1,953*	*1,836*	*98.7%*	*80.5%*	*53.7%*
RX	*3.0%*	*44*	*93*	*143*	*125*	*134.6%*	*132.6%*	*88.4%*
Adj net profit after tax – Total	30.0%						85.7%	57.1%
Cash flow								
RELX excl RX	*27.0%*	*2,197*	*2,337*	*2,454*	*2,517*	*107.7%*	*150.0%*	*100.0%*
RX	*3.0%*	*146*	*178*	*211*	*192*	*107.7%*	*119.3%*	*79.5%*
Cash flow – Total	30.0%						146.9%	98.0%
Financial measures	90.0%						114.4%	76.3%
Non-financial measures	10%	A detailed description of the non-financial measures and achievement against those is set out on the next page.					97.5%	65.0%
Total	100%						112.7%	76.1%

(1) Targets are set on an underlying basis for revenue and on a constant currency basis for adjusted net profit, and reflect targeted growth, with cash flow based on the targeted cash conversion. Target amounts presented in sterling reflect actual movements in exchange rates relative to their equivalent constant currency amounts.
(2) The maximum for each measure is 150% of on target. The overall maximum is 200% of salary.

As highlighted earlier, underlying revenue growth was 9%. Underlying adjusted operating profit grew by 15% and at constant currencies, adjusted EPS grew by 10%. Some figures add up to different amounts than the totals due to rounding.

50% of the AIP will be paid in cash in Q1 2023 and the remainder is paid in Deferred Shares which will be released in Q1 2026. The release of Deferred Shares is not subject to any further performance conditions but is subject to malus and clawback.

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Financial statements and other information

Non-financial measures

As mentioned earlier, we have set corporate responsibility objectives which reflect our focus on our unique contributions to society, as well as ESG issues more broadly. We align all our objectives to the United Nations Sustainable Development Goals (SDGs) to do our part to advance this ambitious global agenda by 2030. Among the ways we have progressed our unique contributions is by increasing the amount of content on the free RELX SDG Resource Centre with special issues coinciding with the UN calendar including World Environment Day, International Women's Day, and World Health Day. Ahead of COP27 in November, we released a climate change special issue, which included a curated list of 110 Elsevier journal articles and book chapters to inspire positive environmental action and further climate research. The number of SDG Resource Centre unique users has increased by 16% to over 155,000.

Our environmental targets align with our 2025 targets. Whilst carbon reduction and paper usage and waste targets were significantly exceeded, the Committee applied its judgment to limit the payout to 90% of target given that performance was partially supported by office closures. More information can be found on pages 28 to 72.

Non-financial measures represent 10% of the AIP. Of this component, achievements and payouts were as follows:

Non-financial measures	Relative weighting	Target	Achievement	Payout % of target	Payout % of max
Carbon reduction	25%	▪ Reduce Scope 1 (direct) and Scope 2 (location-based) carbon emissions by 36% against a 2015 baseline. ▪ Reduce energy and fuel consumption by 25% against a 2015 baseline. ▪ Purchase renewable electricity equivalent to 100% of RELX's global electricity consumption	▪ Carbon emissions reduced by 60%. ▪ Energy and fuel consumption reduced by 46%. ▪ Purchased renewable electricity equivalent to 100% of RELX's global electricity consumption.	90%	60%
Paper usage and waste	25%	▪ Decrease total waste sent to landfill from reporting locations by 34% against a 2015 baseline. ▪ 98% of RELX production papers, graded in PREPS, to be rated as 'known and responsible sources' or certified FSC or PEFC.	▪ Total waste sent to landfill reduced by 94%. ▪ 99% of RELX production papers graded in PREPS, rated as 'known and responsible sources' or certified FSC or PEFC.	90%	60%
Socially responsible suppliers	25%	▪ Increase the number of suppliers as Code signatories to 3,800. ▪ Increase number of independent external audits of suppliers to 115.	▪ Suppliers Code signatories increased to 4,467. ▪ 119 audits of suppliers completed.	110%	73.3%
Universal access to information	25%	▪ Increase content on the free RELX SDG Resource Centre by 500 new content items. ▪ Add three strategic partners to the RELX SDG Centre.	▪ Content on the free RELX SDG Resource Centres increased by 650. ▪ Three new strategic partners: World Bank, UN University, World Humanitarian Forum	100%	66.7%
Total	100%			97.5%	65%

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Governance

Financial statements and other information

2020−2022 LTIP

Set out below is a summary of performance against each measure of the LTIP cycle 1 January 2020−31 December 2022.

As highlighted earlier, the targets remained unchanged from when these were set at the beginning of 2020. The Committee determined to measure the performance with respect to EPS and ROIC separately for RELX excluding RX and RX, on a 90%/10% basis and to cap the overall payout at 90% of the maximum. As noted in the Chair letter, the three main business areas continued to perform strongly and RX continued its strong recovery. Significant value was generated for shareholders through share price appreciation and dividends over the performance period. RELX outperformed the UK and European peer groups over the period. The payout is 69.7% of maximum.

Performance measure	Weighting	Performance range and vesting levels set at grant [1]		Achievement against the performance range	Resulting vesting percentage
TSR over the three-year performance period	20%	below median	0%	UK group: upper quartile;	62.3%
		median	25%	European group: just below upper quartile;	
		upper quartile	100%	US group: below median	
Average growth in adjusted EPS over the three-year performance period [2]	40%	below 5% p.a.	0%	RELX excl RX:7.2%; vesting:67%	60.3%
		5% p.a.	25%	RX: below threshold; vesting 0%	
		6% p.a.	50%		
		7% p.a.	65%		
		8% p.a.	75%		
		9% p.a.	85%		
		10% p.a.	92.5%		
		11% p.a. and above	100%		
ROIC in the third year of the performance period [3]	40%	below 12.0%	0%	RELX excl RX:13.6%; vesting:85%	82.6%
		12.0%	25%	RX: 12.7%; vesting 61.3%	
		12.4%	50%		
		12.8%	65%		
		13.2%	75%		
		13.6%	85%		
		14.0%	92.5%		
		14.4% and above	100%		
Total vesting percentage:					69.7%

(1) Calculated on a straight-line basis for performance between the points.
(2) EPS for 'RELX excluding RX' is calculated as net income (after tax) excluding net income attributable to 'RX', divided by the weighted average number of shares outstanding in the applicable year, with the share count adjusted to reflect the impact of maintaining consistent leverage before changes in the results of RX over the three-year performance period.
(3) ROIC for 'RELX excluding RX' reflects the performance of the Group for 2022 with adjustments made to remove the effect on ROIC of changes in exchange rates, pension deficits, accounting standards and the results and invested capital of RX over the three-year performance period.

The performance measures used in incentive plans are based on adjusted figures as they provide relevant information in assessing the Company's performance, position and cash flows and we believe they track the core operational performance of RELX and how it contributes to shareholder value creation. The Annual Report includes a reconciliation of adjusted measures to IFRS measures.

Single Total Figure of Remuneration – Non-Executive Directors (audited)

	Total fee		Benefits[1]		Total	
	2021	2022	2021	2022	2021	2022
Paul Walker[2]	£541,667	£650,000	£718	£862	£542,385	£650,862
June Felix	£107,500	£123,667			£107,500	£123,667
Wolfhart Hauser	£160,000	£164,500			£160,000	£164,500
Charlotte Hogg	£97,494	£112,000			£97,494	£112,000
Marike van Lier Lels	£127,506	£122,000	£840	£840	£128,346	£122,840
Robert MacLeod	£117,500	£122,000			£117,500	£122,000
Linda Sanford[3]	£107,500	£33,077	£840	£840	£108,340	£33,917
Andrew Sukawaty	£107,500	£112,000			£107,500	£112,000
Suzanne Wood	£120,000	£124,500			£120,000	£124,500

(1) Benefits comprise the notional benefit of tax filing support provided to Non-Executive Directors for filings outside their home country resulting from their directorships with RELX. The incremental assessable benefit charge per tax return for 2022 was £840 (unchanged from 2021) for a UK tax return. Paul Walker's benefits relate to private medical insurance. Further, the Company meets all reasonable travel, subsistence, accommodation and other expenses, including any tax where such expenses are deemed taxable, incurred by the Non-Executive Directors and the Chair in the course of performing their duties.
(2) Appointed on 1 March 2021. His 2021 fees therefore reflect part year.
(3) Retired from the Board on 21 April 2022.

The total remuneration for Directors is set out in note 25 to the consolidated financial statements.

Non-Executive Directors' fees
The fees in the Single Total Figure table for Non-Executive Directors reflect the following fees in 2022:

	Annual fee 2022	Annual fee 2023
Chair	£650,000	£650,000
Non-Executive Directors	£90,000	£90,000
Senior Independent Director	£30,000	£30,000
Chair of:		
– Audit Committee	£30,000	£30,000
– Remuneration Committee	£30,000	£30,000
Workforce engagement fee	£17,500	£17,500
Committee membership fee:		
– Audit Committee	£17,500	£17,500
– Remuneration Committee	£17,500	£17,500
– Nominations Committee	£10,000	£10,000

In addition, an intercontinental travel fee of £4,500 was payable to any Non-Executive Director (excluding the Chair) in respect of each transatlantic journey made in order to attend a RELX Board or Committee meeting during 2022. In 2023, this fee will remain at £4,500.

Fees may be reviewed annually, although in practice they have changed on a less frequent basis. The last review took place in December 2021.

Statement of Directors' shareholdings and other share interests (audited)

Shareholding requirement

The Committee believes that a closer alignment of interests can be created between senior management and shareholders if executives build and maintain a significant personal stake in RELX. The shareholding requirements applicable to the Executive Directors are set out in the table below. Shares that count for this purpose are (i) any type of RELX security of which the Director, their spouse, civil partner or dependent child has beneficial ownership of and (ii) AIP deferred shares which are within their three-year deferral period, on a notional net (after tax) basis. There has been no change to the interests reported below between 31 December 2022 and 15 February 2023.

Meeting the shareholding requirement is both a vesting condition for LTIP awards granted and a requirement to maintain eligibility for future LTIP awards. On termination of employment, Executive Directors are to maintain their full shareholding requirement (or, if lower, their actual level of shareholding at the time of leaving) for two years after leaving employment.

On 31 December 2022, the Executive Directors' shareholdings were as follows:

	Shareholding requirement (% of 31 December 2022 annual base salary)	Shareholding as at 31 December 2022 (% of 31 December 2022 annual base salary)[1]
Erik Engstrom	450%	2096%
Nick Luff	300%	906%

(1) Includes AIP deferred shares which are within their three-year deferral period, on a notional net (after tax) basis (58,399 for Erik Engstrom and 34,365 for Nick Luff).

For disclosure purposes, any PLC ADRs held are included as ordinary shares.

Share interests (number of RELX ordinary shares held)

	1 January 2022	31 December 2022
Erik Engstrom	1,029,503[1]	1,172,929[1]
Nick Luff	276,898[1]	279,235[1]
Paul Walker[2]	16,000	16,000
June Felix	4,100	6,100
Wolfhart Hauser	14,633	14,633
Charlotte Hogg	4,750	4,750
Marike van Lier Lels	11,452	11,718
Robert MacLeod	6,950	6,950
Linda Sanford[3]	9,700	N/A
Andrew Sukawaty	30,000	30,000
Suzanne Wood	5,100	5,100

(1) Number excludes AIP deferred shares which are within their three-year deferral period. If these were included on a notional net (after tax) basis, the totals at 31 December 2022 would be 1,231,328 for Erik Engstrom and 313,600 for Nick Luff.
(2) Appointed effective 1 March 2021.
(3) Retired from the Board on 21 April 2022.

Scheme interests awarded during the financial year (audited)

LTIP – PERFORMANCE SHARE AWARDS

	Basis on which award is made	Face value of award at grant[1]	Value of awards if vest in line with expectations[2]	Percentage of maximum that would be received if threshold performance achieved	End of performance period
Erik Engstrom	450% of salary	£5,904,387	£2,952,193	If each measure pays out at threshold, the overall payout is 25%	31 December 2024
Nick Luff	375% of salary	£2,897,415	£1,448,707		

AIP – DEFERRED SHARES

Erik Engstrom	1/2 of 2021 AIP payout	£1,134,250	N/A. The release of AIP deferred shares in Q1 2025 is not subject to any further performance conditions, but is subject to malus and clawback.
Nick Luff	1/2 of 2021 AIP payout	£667,910	

(1) The face value of the LTIP awards and AIP deferred shares granted in February 2022 was calculated using the middle market quotation of a PLC ordinary share (£22.725). This share price was used to determine the number of awards granted.
(2) Vesting in line with expectations for LTIP is as per the performance scenario chart disclosed on page 93 of the 2019 Remuneration Report, i.e. 50%.

The LTIP awards granted in 2022 are based on ROIC, EPS and TSR weighted 40%:40%:20% respectively and assessed independently. The targets and vesting scales applicable to these awards are set out on page 113 of the 2021 Remuneration Report.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Multi-year incentive interests (audited)

The tables below and on the next page set out vested but unexercised and unvested options, unvested share awards and AIP deferred shares held by the Executive Directors including details of awards granted, options exercised and awards vested during the year of reporting.

All outstanding unvested options and share awards are subject to performance conditions. For disclosure purposes, any PLC ADRs awarded under the multi-year incentive plans are included as ordinary shares. Between 31 December 2022 and the date of this Report, there have been no changes in the options or share awards held by the Executive Directors.

Erik Engstrom

SHARES[1][2][3]	Year of grant	No. of unvested shares held on 1 Jan 2022	No. of shares awarded during 2022	Market price per share at award	No. of shares vested during 2022	Market price per share at vesting	No. of unvested shares held on 31 Dec 2022	End of performance period	Date of vesting
LTIP	2022		259,819	£22.725			259,819	Dec 2024	Feb 2025
	2021	308,702		£18.660			308,702	Dec 2023	Feb 2024
	2020	271,164		£20.725			271,164	Dec 2022	Feb 2023
	2019	309,807		£17.698	218,413	£22.725			
Total		889,673	259,819		218,413		839,685		

(1) In addition, Mr Engstrom has 35,860 AIP deferred shares (pre-tax) awarded in 2019 with a market price at award of £17.698. The release of these AIP deferred shares in February 2022 was not subject to any further performance conditions. Including these AIP deferred shares increases the number of shares awarded during 2019 to 345,667 and the number of unvested shares held on 31 December 2019 to 984,649.

(2) In addition, Mr Engstrom has 30,777 AIP deferred shares (pre-tax) awarded in 2020 with a market price at award of £20.725. The release of these AIP deferred shares in February 2023 is not subject to any further performance conditions. Including these AIP deferred shares increases the number of shares awarded during 2020 to 301,941 and the number of unvested shares held on 31 December 2020 to 1,005,408.

(3) In addition, Mr Engstrom has 29,498 AIP deferred shares (pre-tax) awarded in 2021 with a market price at award of £18.66. The release of these AIP deferred shares in February 2024 is not subject to any further performance conditions. Including these AIP deferred shares increases the number of shares awarded during 2021 to 338,200 and the number of unvested shares held on 31 December 2021 to 985,808.

(4) In addition, Mr Engstrom has 49,912 AIP deferred shares (pre-tax) awarded in 2022 with a market price at award of £22.725. The release of these AIP deferred shares in February 2025 is not subject to any further performance conditions. Including these AIP deferred shares increases the number of shares awarded during 2022 to 309,731 and the number of unvested shares held on 31 December 2022 to 949,872.

OPTIONS	Year of grant	No. of options held on 1 Jan 2022	No. of options granted during 2022	Option price on date of grant	No. of options exercised during 2022	Market price per share at exercise	No. of options held on 31 Dec 2022	Unvested options vesting on	Options exercisable until
	2017	85,356		£14.945			85,356		27 Feb 27
		90,116		€16.723			90,116		27 Feb 27
	2016	101,421		£12.550			101,421		15 Mar 26
		107,380		€15.285			107,380		15 Mar 26
	2015	114,584		£11.520			114,584		02 Apr 25
		120,886		€15.003			120,886		02 Apr 25
	2014	145,604		£9.245			145,604		07 Apr 24
		158,166		€10.286			158,166		07 Apr 24
Total		923,513					923,513		

Nick Luff

SHARES [1] [2] [3]	Year of grant	No. of unvested shares held on 1 Jan 2022	No. of shares awarded during 2022	Market price per share at award	No. of shares vested during 2022	Market price per share at vesting	No. of unvested shares held on 31 Dec 2022	End of performance period	Date of vesting
LTIP	2022		127,499	£22.725			127,499	Dec 2024	Feb 2025
	2021	151,487		£18.660			151,487	Dec 2023	Feb 2024
	2020	133,066		£20.725			133,066	Dec 2022	Feb 2023
	2019	152,029		£17.698	107,180	£22.725			
Total		436,582	127,499		107,180		412,052		

(1) In addition, Mr Luff has 21,269 AIP deferred shares (pre-tax) awarded in 2019 with a market price at award of £17.698. The release of these AIP deferred shares in February 2022 was not subject to any further performance conditions. Including these AIP deferred shares increases the number of shares awarded during 2019 to 173,298 and the number of unvested shares held on 31 December 2019 to 489,783.

(2) In addition, Mr Luff has 18,079 AIP deferred shares (pre-tax) awarded in 2020 with a market price at award of £20.725. The release of these AIP deferred shares in February 2023 is not subject to any further performance conditions. Including these AIP deferred shares increases the number of shares awarded during 2020 to 151,145 and the number of unvested shares held on 31 December 2020 to 500,024.

(3) In addition, Mr Luff has 17,370 AIP deferred shares (pre-tax) awarded in 2021 with a market price at award of £18.66. The release of these AIP deferred shares in February 2024 is not subject to any further performance conditions. Including these AIP deferred shares increases the number of shares awarded during 2021 to 168,857 and the number of unvested shares held on 31 December 2021 to 493,300.

(4) In addition, Mr Luff has 29,391 AIP deferred shares (pre-tax) awarded in 2022 with a market price at award of £22.725. The release of these AIP deferred shares in February 2025 is not subject to any further performance conditions. Including these AIP deferred shares increases the number of shares awarded during 2022 to 156,890 and the number of unvested shares held on 31 December 2022 to 476,892.

OPTIONS	Year of grant	No. of options held on 1 Jan 2022	No. of options granted during 2022	Option price on date of grant	No. of options exercised during 2022	Market price per share at exercise	No. of options held on 31 Dec 2022	Unvested options vesting on	Options exercisable until
ESOS	2017	40,210		£14.945			40,210		27 Feb 27
		42,452		€16.723			42,452		27 Feb 27
	2016	47,778		£12.550			47,778		15 Mar 26
		50,586		€15.285			50,586		15 Mar 26
	2015	53,979		£11.520			53,979		02 Apr 25
		56,948		€15.003			56,948		02 Apr 25
	2014	65,656		£9.900			65,656		02 Sep 24
		72,228		€11.378			72,228		02 Sep 24
Total		429,837					429,837		

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Performance graphs

The graphs below show total shareholder returns for RELX calculated on the basis of the average share price in the 30 trading days before the respective year end and assuming dividends were reinvested. RELX's performance is compared with the FTSE 100. The three-year chart covers the performance period of the 2020–2022 cycle of the LTIP.

3 years



5 years



10 years



CEO historical pay table

The table below shows the historical CEO pay over a ten-year period.

£'000	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Annualised base salary	1,077	1,104	1,131	1,160	1,189	1,218	1,249	1,280	1,312	1,345
Annual incentive payout as a % of maximum	70%	71%	70%	68%	69%	78%	77%	65%	86%	76%
Multi-year incentive vesting as a % of maximum	96%[1]	90%[1]	97%[1]	97%[1]	92%[1]	81%[1]	81%[1]	6%	71%	70%
CEO total	5,463	17,447[2]	11,416[3]	11,399[4]	8,748[5]	9,141[6]	9,346[7]	3,980[8]	9,560[9]	8,214[10]

(1) The 2019, 2018, 2017, 2016 and 2015 percentages reflect BIP, LTIP and ESOS. The 2014 percentage reflects the final tranche of the Reed Elsevier Growth Plan (REGP), BIP and ESOS. The 2013 percentage reflects BIP and ESOS only.
(2) The 2014 figure includes the vesting of the second and final tranche of the REGP and includes £8.8m attributed to share price appreciation.
(3) The 2015 figure includes £4.4m attributed to share price appreciation.
(4) The 2016 figure includes £4.2m attributed to share price appreciation.
(5) The 2017 figure includes £1.7m attributed to share price appreciation.
(6) The 2018 figure includes £2.2m attributed to share price appreciation.
(7) The 2019 figure includes £2.2m attributed to share price appreciation.
(8) The 2020 figure includes £80k attributed to share price appreciation.
(9) The 2021 figure includes £1.1m attributed to share price appreciation. The share award value has been restated for actual share prices and exchange rates applicable on the dates of vesting.
(10) The 2022 figure includes £0.4m attributed to share price appreciation.

Comparison of change in Directors' pay with change in employee pay

The UK Regulations require companies to disclose the percentage change in remuneration from 2021 to 2022 for each director compared with the employees of the listed company, excluding directors. RELX PLC has no employees and Executive Directors are the only employees of RELX Group PLC. We therefore have no data to report but have chosen to continue to report data on changes in base salary of the CEO compared with changes in base salary of a broader employee population. As in the previous year, the salary increase for the CEO of 2.5% was in line with the salary increase budget for the UK and the US where the majority of our employees are based.

UK pay ratios

The UK Regulations require the disclosure of the ratio of total CEO remuneration to median (P50), 25th percentile (P25) and 75th percentile (P75) UK employee total remuneration (calculated on a full-time equivalent basis). UK employees represent less than 20% of our global employee population.

Pay ratios for total remuneration are likely to vary, potentially significantly, over time, since the CEO's total remuneration each year is driven largely by his performance-related pay outcomes and is affected by share price movements. We have therefore also shown the UK ratios for the salary component.

For the purposes of the ratios below, the CEO's 2022 total remuneration is the total single figure and salary as disclosed on page 124. The P25, P50 and P75 were selected from the UK employee population as at 1 October 2022. Ratios for prior years are as disclosed in the respective reports.

Total remuneration

Year	Method	Pay ratios			All UK employees £'000		
		P25	P50	P75	P25	P50	P75
2022	A	188:1	129:1	89:1	£44	£64	£93
2021	A	223:1	151:1	104:1	£43	£64	£92
2020	A	98:1	67:1	46:1	£40	£59	£86
2019	A	225:1	149:1	100:1	£39	£58	£86

Salary

Year	Method	Pay ratios			All UK employees £'000		
		P25	P50	P75	P25	P50	P75
2022	A	34:1	25:1	18:1	£39	£55	£76
2021	A	35:1	25:1	18:1	£38	£52	£74
2020	A	35:1	25:1	18:1	£37	£52	£72
2019	A	35:1	25:1	18:1	£35	£51	£71

Slight differences compared with ratios calculated using data shown in the tables are due to rounding.

The ratios are calculated using Option A, meaning that the median, 25th and 75th percentiles were determined based on total remuneration using the single total figure valuation methodology, except for annual incentives (other than sales incentives) which are based on estimated payout as individual final payout levels are still to be finalised.

We chose Option A as we believe it is the most robust and accurate way to identify the median, 25th percentile and 75th percentile UK employee.

The Committee is satisfied that the overall picture presented by the 2022 pay ratios is consistent with the pay, reward and progression policies for the Group's UK employees.

- Salaries for all UK employees, including the Executive Directors, are set based on a wide range of factors, including market practice, scope and impact of the role and experience.

- The provision of certain benefits and the level of benefit provided vary depending on the role and level of seniority.

- Participation in annual incentive plans varies by business and reflects the culture and the nature of the business, as well as role.

- Whilst none of the comparator employees participate in the executive share plans, they do have the opportunity to receive company shares via the UK Sharesave Option Plan. A greater proportion of performance-related variable pay and share based awards applies to more senior executives, including the Executive Directors, who have a greater influence over performance outcomes.

Relative importance of spend on pay

The following table sets out the total employee costs for all employees, as well as the amounts paid in dividends and share repurchases.

	2021 £m	2022 £m	% change
Employee costs[1]	2,549	2,906	14%
Dividends	920	983	7%
Share repurchases	0	500	N/A

(1) Employee costs include wages and salaries, social security costs, pensions and share based and related remuneration.

Payments to past Directors and payments for loss of office (audited)

There have been no payments for loss of office in 2022.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Implementation of remuneration policy in 2023

Salary: The Committee has awarded a salary increase of 2.5% to each Executive Director, which means that, from 1 January 2023, Erik Engstrom's salary rose to £1,378,511 and Nick Luff's salary to £811,761. This is below the average increase for the broader UK workforce and significantly below increases for our lower paid employees.

Benefits: The benefits provided to the Executive Directors are unchanged for 2023.

Annual incentive: The AIP payout at target performance is 135% of base salary and the maximum 200% of base salary, with 50% of the AIP earned deferred into shares. Revenue, adjusted net profit after tax and cash flow each have a weight of 30% and non-financial a weight of 10%. Non-financial measures are focused on sustainability metrics. Details of the 2023 annual financial targets and non-financial metrics will be disclosed in the 2023 Remuneration Report.

Pension: Erik Engstrom and Nick Luff will receive cash in lieu of pension of 11% of their salary.

Share based awards: As in 2022, we will be granting LTIP awards with face values of 450% of salary to Erik Engstrom and 375% to Nick Luff in 2023. The awards are subject to a three-year performance period and the net (after tax) vested shares are to be retained for a further two-year holding period.

The following metrics, weightings, targets and vesting scales apply to LTIP awards granted in 2023 for the 2023–2025 cycle.

The vesting of LTIP awards is dependent on three separate performance measures: ROIC, EPS and TSR weighted 40%:40%:20% respectively and assessed independently.

The TSR measure comprises three comparators (sterling, euro and US dollar) reflecting the fact that RELX accesses equity capital markets through three exchanges – London, Amsterdam and New York – in three currency zones. RELX's TSR performance is measured separately against each comparator group and each ranking achieved will produce a payout, if any, in respect of one-third of the TSR measure. The proportion of the TSR measure that vests will be the sum of the three payouts.

The averaging period applied for TSR measurement purposes is the three months before the start of the financial year in which the award is granted and the last three months of the third financial year of the performance period.

The companies for the TSR comparator groups for the 2023–2025 LTIP cycle were selected on the following basis (substantially unchanged from prior year):

(a) they were in a relevant market index or were the largest listed companies on the relevant exchanges at the end of the year before the start of the performance period: the FTSE 100 for the sterling group; the Euronext 100 for the euro group; and the S&P 500 for the US dollar group;

(b) certain companies were then excluded:

- those with mainly domestic or single country revenues (as they do not reflect the global nature of RELX's customer base);

- those engaged in extractive industries (as they are exposed to commodity cycles); and

- financial services companies (as they have a different risk/reward profile).

(c) the remaining companies were then ranked by market capitalisation and, for each comparator group, around 50 companies with market capitalisations above and below that of RELX were taken; and

(d) relevant listed global peers operating in businesses similar to those of RELX, but not otherwise included, were added.

Vesting percentage of each third of the TSR tranche[1]	TSR ranking within the relevant TSR comparator group
0%	Below median
25%	Median
100%	Upper quartile

(1) Vesting is on a straight-line basis for performance between the minimum and maximum levels.

The calculation methodology for the EPS and ROIC measures is set out in the 2013 Notices of Annual General Meetings, which can be found on RELX's website. The targets and vesting scales applicable to the EPS and ROIC are set out below.

Vesting percentage of EPS and ROIC tranches[1]	Average growth in adjusted EPS over the three-year performance period	ROIC in the third year of the performance period
0%	below 5% p.a.	below 11.0%
25%	5% p.a.	11.0%
50%	6% p.a.	11.5%
65%	7% p.a.	12.0%
75%	8% p.a.	12.5%
85%	9% p.a.	13.0%
92.5%	10% p.a.	13.5%
100%	11% p.a. or above	14% or above

(1) Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

Remuneration Committee advice

The Committee consists of independent Non-Executive Directors and the Chair of RELX. Details of members and their attendance are contained in the Corporate Governance Review on page 114. The Chief Legal Officer and Company Secretary attends meetings as secretary to the Committee. At the invitation of the Chair of the Committee, the CEO attends appropriate parts of the meetings. The CEO is not in attendance during discussions about his remuneration.

The Chief Human Resources Officer advised the Committee during the year.

Willis Towers Watson is the external adviser, appointed by the Committee through a competitive process. Willis Towers Watson also provided actuarial and other human resources consultancy services to some RELX companies during the year. The Committee is satisfied that the firm's advice continues to be objective and independent, and that no conflict of interest exists. The individual consultants who work with the Committee do not provide advice to the Executive Directors or act on their behalf. Willis Towers Watson is a member of the Remuneration Consultants' Group and conducts its work in line with the UK Code of Conduct for executive remuneration consulting. During 2022, Willis Towers Watson received fees of £3,000 for advice given to the Committee, charged on a time and expense basis.

Shareholder voting at 2022 Annual General Meeting

At the Annual General Meeting of RELX PLC on 21 April 2022, votes cast by proxy and at the meeting in respect of the Directors' Remuneration Report were as follows:

Resolution	Votes For	% For	Votes Against	% Against	Total votes cast	Votes Withheld
Remuneration Report (advisory)	1,373,261,824	91.85%	121,919,012	8.15%	1,495,180,836	1,557,175

At the Annual General Meeting of RELX PLC on 23 April 2020, votes cast by proxy and at the meeting in respect of the Directors' Remuneration Policy were as follows:

Resolution	Votes For	% For	Votes Against	% Against	Total votes cast	Votes Withheld
Remuneration Policy (binding)	1,507,700,939	93.42%	106,174,539	6.58%	1,613,875,478	690,971

Wolfhart Hauser
Chair, Remuneration Committee
15 February 2023

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Remuneration Policy Report

Set out in this section is the Company's proposed new remuneration policy for Directors, which, subject to approval by shareholders, will apply for three years from the conclusion of the RELX PLC AGM to be held on 20 April 2023. The key changes from the previous Remuneration Policy (which was first published on pages 90 to 96 of the 2019 Annual Reports and Financial Statements and was approved by shareholders at the April 2020 Annual General Meeting) and the rationale for the changes are explained in the Committee Chair's introduction on page 121. Some minor editorial changes have also been made.

Remuneration policy table – Executive Directors

ANNUAL BASE SALARY

Purpose and link to strategy

To recruit and retain the best executive talent globally to execute our strategic objectives at appropriate cost.

Operation

Salaries for Executive Directors are set and reviewed annually by the Remuneration Committee (the Committee) with changes typically taking effect on 1 January. In exceptional circumstances, the Committee may review salaries more frequently.

When reviewing salaries, the Committee considers the executive's role and sustained value to the Company in terms of skill, experience and overall contribution and the Company's guidelines for salaries for all employees for the year. Periodically, competitiveness with companies which are comparable in respect of industry, size, international scope and complexity is also considered in order to ensure the Company's ability to attract and retain executives.

Performance framework

N/A

Maximum value

Salary increases will continue to be aligned with the range of increases for the wider employee population and subject to annual all-employee guidelines. However, as for all employees, the Committee has discretion to exceed this to take account of individual circumstances such as change in responsibility, increases in scale or complexity of the business or alignment to market level.

Recovery of sums paid

No provision.

RETIREMENT BENEFITS

Purpose and link to strategy

Retirement plans are part of remuneration packages designed to recruit and retain the best executive talent at appropriate cost.

Operation

Executive Directors receive pension benefits up to the value equivalent to the maximum level of pension benefits provided under the Company's regular defined contribution pension plans as may be in effect or amended from time to time (currently 11% of base salary in the UK). The defined contribution pension plans are designed to be competitive and sustainable long-term. Any amount payable may be paid wholly or partly as cash in lieu.

Performance framework

N/A

Maximum value

The maximum value is equivalent to the maximum level of pension benefits provided under the Company's regular defined contribution pension plans as may be in effect or amended from time to time (currently capped at 11% of base salary in the UK).

Recovery of sums paid

No provision.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and
other information

OTHER BENEFITS

Purpose and link to strategy

To provide competitive benefits at appropriate cost.

Operation

Other benefits, subject to periodic review, may include private medical and dental cover, life assurance, tax return preparation costs, car benefits, directors' and officers' liability insurance, relocation benefits and expatriate allowances and other benefits available to employees generally, including, where appropriate, the tax on such benefits.

Performance framework

N/A

Maximum value

The maximum for ongoing benefits for Executive Directors will not normally exceed 10% of salary (excluding any one-off items, such as immigration support or relocation benefits, and any tax related charge on benefits which is met by the Company). However, the Committee may provide reasonable benefits beyond this amount in exceptional situations, such as a change in the individual's circumstances caused by the Company, or if there is a significant increase in the cost of providing the agreed benefit.

ANNUAL INCENTIVE PLAN (AIP)

Purpose and link to strategy

The annual incentive provides focus on the delivery of annual financial targets and the achievement of annual objectives and milestones which are chosen to align with the Company's strategy and create a platform for sustainable future performance. The compulsory deferral of 50% of any annual incentive earned into RELX shares for three years promotes longer-term alignment of Executive Directors' interests with shareholders' interests, including an element of post-termination shareholding.

Why performance measures are chosen and how targets are set

Performance measures include a balanced set of financial measures which are appropriately weighted and which support current strategy and incentivise the Executive Directors to achieve the desired outcomes without undue risk of focusing on any one financial measure. The financial targets are designed to be challenging and are set with reference to the previous year's performance and internal and external forecasts for the following year.

Performance measures may also include non-financial measures, for example linked to sustainability.

Operation

The Committee reviews and sets the financial targets and, if applicable, non-financial targets, annually, taking into account internal forecasts and strategic plans. Following year end, the Committee compares actual performance with the financial targets and assesses the achievement of any non-financial targets. The targets and outcomes are fully disclosed in the Remuneration Report published after year end.

50% of any annual incentive earned is paid in cash to the Executive Director and the remaining 50% is deferred into RELX shares, which are released to the Executive Director after three years. Dividend equivalents accrued during the deferral period are payable in respect of the shares. On a change in control, the default position is that deferred shares are released to the Executive Director. Alternatively, the Committee may determine that deferred shares will instead be exchanged for equivalent share awards in the acquiring company.

Performance framework

The AIP includes financial measures with a weighting of at least 85% and may also include non-financial measures with a weighting of up to 15%. Each measure is assessed separately.

- The minimum payout is zero.
- Each measure is assessed independently and payout for each measure at threshold is 10% of the maximum opportunity for that measure.
- Payout for target performance is 135% of salary.

Following an assessment of financial achievement, and scoring of any non-financial measures, the Committee agrees the overall level of earned incentive for each Executive Director.

Committee discretion applies.[1,2,3]

Maximum value

The maximum potential annual incentive is 200% of annual base salary. This includes the deferred share element but excludes dividend equivalents payable in respect of the deferred shares.

Recovery of sums paid

Clawback applies.[4]

LONG-TERM INCENTIVE PLAN (LTIP)

Purpose and link to strategy
The Long-Term Incentive Plan (LTIP) is designed to provide a long-term incentive for Executive Directors to achieve the key performance measures that support the Company's strategy, and to align their interests with shareholders.

Why performance measures are chosen and how targets are set
Our strategic focus is on continuing to transform the core business through organic investment and the build-out of new products into adjacent markets and geographies, supplemented by selective portfolio acquisitions and divestments. The performance measures in the LTIP are chosen to support this strategy by focusing on sustained earnings growth, return on invested capital and shareholder return.

Targets are set with regard to previous results and internal and external forecasts for the performance period and the strategic plan for the business. They are designed to provide exceptional reward for exceptional performance, whilst allowing a reasonable expectation that reward at the lower end of the scale is attainable, subject to robust performance.

Operation
Annual awards of performance shares, with vesting subject to:

- performance measured over three financial years
- continued employment (subject to the provisions set out in the Policy on payments for loss of office section)
- meeting shareholding requirements (450% of salary for the CEO and 300% of salary for the CFO)

Executive Directors are to retain their net (after tax) vested shares for a holding period of two years after vesting. Dividend equivalents accrued during the performance period are payable in respect of the performance shares that vest.

On a change of control, the default position is that awards vest on a pro-rated basis, subject to an assessment of performance against targets at that time. Alternatively, the Committee may determine that the awards will not vest and will instead be exchanged for equivalent awards in the acquiring company.

Performance framework
The performance measures are EPS, ROIC and relative TSR, weighted 40%:40%:20% respectively and assessed independently, such that a payout can be received under any one of the measures (or, for TSR, in respect of one of the three comparator groups).

- The minimum payout is zero.
- Each measure is assessed independently and payout for each measure at threshold is 20% of the maximum opportunity for that measure.
- Payout in line with expectations is 50% of the maximum award.

Dividend equivalents are not taken into account in the above payout levels.

Committee discretion applies.[1,2,3]

Maximum value
The maximum grant in any year is up to 450% of base salary for the CEO and up to 375% of base salary for other Executive Directors (not including dividend equivalents).

Recovery of sums paid
Clawback applies.[4]

Notes to the Remuneration policy table
(1) **Discretion in respect of AIP and LTIP payout levels:** In determining the level of payout under the AIP and vesting under the LTIP, the Committee takes into account RELX's overall business performance and value created for shareholders over the period in review and other relevant factors. It has discretion to adjust the vesting and payout levels (subject always to the maximum individual limits) if it believes this would result in a fairer outcome. This discretion will only be used in exceptional circumstances and the Committee will explain in the next Remuneration Report the extent to which it has been exercised and the reasons for doing so.
(2) **Discretion to vary performance measures under the AIP and the LTIP:** The Committee may vary the financial measures applying to a current annual incentive year and performance measures for LTIP awards already granted if a change in circumstances leads it to believe that the arrangement is no longer a fair measure of performance. Any new measures will not be materially less, or more, challenging than the original ones.
(3) **Discretion on termination of employment under the AIP and the LTIP:** The Committee's discretion on termination of employment is described under the 'Policy on payments for loss of office' section.
(4) **Malus and clawback under the AIP and the LTIP:** Under the AIP and the LTIP, the Committee has discretion to apply malus and clawback in case of material misstatement of results or erroneous calculation in incentive payout; breach of post-termination restrictive covenants; misconduct; fraud or conduct which results in (i) significant reputational damage; (ii) material adverse effect on the financial position of the Company; or (iii) corporate failure. These apply for three years following the AIP cash payment and five years from the start of each LTIP performance period and, in the case of a breach of restrictive covenants, to the end of the restriction period. If a participant is subject to an internal investigation regarding a serious breach of any of the above matters, the vesting of their awards and the application of malus and clawback may be delayed until the outcome of that investigation.

(5) **Explanation of differences between the Company's policy on Executive Directors' remuneration and the policy for other employees:**
A larger percentage of Executive Directors' remuneration is performance related than that of other employees. All managers participate in an annual incentive plan. Participation levels, measures and targets vary according to their role, seniority and local business priorities. Senior executives may also participate in multi-year equity plans. Grant levels under the plans vary according to roles and seniority. The range and level of retirement and other benefits provided to employees vary according to local market practice.

Remuneration outcomes in different performance scenarios
The Committee considers the level of remuneration that may be paid in the context of the performance delivered and value added for shareholders. The charts below are an illustration of how the CEO's and CFO's regular annual remuneration could vary under different performance scenarios. The salary, benefits and pension levels are the same in all three scenarios in each chart and are based on 2023 salary, benefits as shown in the 2022 Single Total Figure table and cash in lieu of pension of 11% of base salary. Annual incentive amounts include the portion which is subject to compulsory deferral into RELX shares for three years. The performance assumptions which have been used are as follows: Minimum means no AIP payout and no LTIP vesting. In line with expectations means AIP payout at 135% of salary (of which 50% is deferred into shares) and LTIP vesting at 50% of the award. Maximum means AIP payout at 200% of salary (of which 50% is deferred into shares) and LTIP vesting at 100% of the award. The three bars in each chart assume no share price movement. As required by the UK Regulations, assuming maximum performance achievement (as described above) and 50% share price growth over the performance period, the CEO's maximum remuneration would increase to £13.7 m and the CFO's maximum remuneration to £7.1m. Any dividend equivalents payable in respect of the AIP deferred shares and the LTIP are not included.

CEO remuneration (£'000)



CFO remuneration (£'000)



Shareholding requirement
The Executive Directors are subject to shareholding requirements. These are a minimum of 450% of annual base salary for the CEO and 300% of annual base salary for other Executive Directors. On joining or promotion to the Board, Executive Directors are given a period of time, typically up to five years, to build up to their requirement. On termination of employment, Executive Directors are to maintain their full shareholding requirement (or, if lower, their actual level of shareholding at the time of leaving) for two years after leaving employment.

Shares which count for shareholding purposes are shares beneficially owned by the Executive Director, their spouse, civil partner or dependent child and AIP deferred shares which are within their three-year deferral period, on a notional net of tax basis.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Approach to recruitment remuneration – Executive Directors

When agreeing the components of a remuneration package on the appointment of a new Executive Director, or an internal promotion to the Board, the Committee would seek to align the package with the remuneration policy stated in the policy table.

The Committee's general principle on recruitment is to offer a competitive remuneration package to attract high-calibre candidates from a global talent pool. Basic salary would be set at an appropriate level for the candidate, taking into account all relevant factors. As a data analytics and technology-driven business, with over half of its revenue in the US, the Company primarily competes for talent with global information and technology companies.

The various components and the Company's approach are as follows:

REMUNERATION COMPONENTS

The remuneration would include base salary, retirement benefits, other benefits, AIP and LTIP in line with the policy table, taking into account the principles set out above.

COMPENSATION FOR FORFEITED ENTITLEMENTS

The Committee may make awards and payments on hiring an external candidate to compensate him or her for entitlements forfeited on leaving the previous employer. If such a decision is made, the Committee will attempt to reflect previous entitlements as closely as possible using a variety of tools, including cash and share based awards. Malus and clawback provisions will apply where appropriate. If necessary to facilitate the grant of awards, the Committee may rely on the one person exemption from shareholder approval in the UK Listing Rules.

RELOCATION ALLOWANCES AND EXPENSES

The type and size of relocation allowances and expenses will be determined by the specific circumstances of the new recruit.

Policy on payments for loss of office

In line with the Company's policy, the service contracts of the existing Executive Directors contain 12-month notice periods.

The circumstances in which an Executive Director's employment is terminated will affect the Committee's determination of any payment for loss of office, but it expects to apply the principles outlined in the table on the next page. The Committee reserves the right to depart from these principles where appropriate in light of any taxation requirements to which the Company or the Executive Director is subject (including, without limitation, section 409A of the US Internal Revenue Code), or other legal obligations.

Policy on payments for loss of office (continued)

GENERAL[1]	INCENTIVES

Mutually agreed termination/termination by the Company other than for cause[2]
(includes retirement with customary notice)

The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date and would be paid for any accrued but untaken holiday.

Salary: Payment of up to 12 months' salary to reflect the notice period or payment in lieu of notice.

Other benefits: Where possible, benefits would be continued for up to the duration of any unworked period of notice (not exceeding the maximum stated in the policy table) or the Executive Director would receive a cash payment (not exceeding the cost to the Company of providing those benefits).

Pension: Deferred or immediate pension in accordance with scheme rules, with a credit in respect of, or payment for up to, the full period of any unworked period of notice. There is provision under the defined benefit pension scheme for members leaving Company service by reason of permanent incapacity to make an application to the scheme trustee for early payment of their pension.

Other: The Company may pay compensation in respect of any statutory employment rights and may make other appropriate and customary payments.

The Company would have due regard to principles of mitigation of loss. Reductions would be applied to reflect any portion of the notice period that is worked and/or spent on gardening leave.

On injury, disability, ill-health or death, the Committee reserves the right to vary the treatment outlined in this section.

Annual incentive: Any unpaid annual incentive for the previous year and a pro-rata payment in respect of the part of the financial year up to the termination date would generally be payable (subject to the deferral provisions), with the amount being determined by reference to the original performance criteria. However, the Committee has discretion to decide otherwise depending on the reason for termination and other specific circumstances. The Company would not pay any annual incentive in respect of any part of the financial year following the termination date (e.g. for any unworked period of notice). AIP deferred shares would be released to the Executive Directors in full at the end of the deferral period. The annual incentive clawback provisions would apply.

LTIP: The default position is that unvested LTIP awards would be pro-rated to reflect time employed and would vest subject to performance measured at the end of the relevant performance period and subject to the Executive Director continuing to meet their full shareholding requirement for two years after the termination date. The Committee has discretion to allow unvested LTIP awards to vest earlier and to adjust the application of time pro-rating and performance conditions, subject to the plan rules. The requirement to retain net (after tax) vested LTIP shares for a holding period of two years after vesting ceases to apply on termination of employment.

Employee instigated resignation
The Executive Director would not receive any payments for loss of office. The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date and would be paid for any accrued but untaken holiday.

Pension: A deferred or immediate pension would be payable in accordance with the scheme rules.

Annual incentive: The Executive Director would be entitled to receive an annual incentive for a completed previous year (subject to the deferral provisions), but not a pro-rated annual incentive in respect of a part year up to the termination date, unless the Committee decides otherwise in the specific circumstances. Any AIP deferred shares would be released to the Executive Director in full at the end of the deferral period. Annual incentive clawback provisions would apply.

LTIP: All outstanding LTIP awards would lapse on the date of notice.

Dismissal for cause
The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date and would be paid for any accrued but untaken holiday but would not receive any payments for loss of office.

Pension: A deferred or immediate pension would be payable in accordance with the scheme rules.

Annual incentive: The Executive Director would not receive any unpaid annual incentive. Any AIP deferred shares lapse on the date of dismissal.

LTIP: All outstanding LTIP awards would lapse on the date of dismissal.

---

(1) In addition to what is set out in this section, on termination for any reason, Erik Engstrom will be entitled to payment of amounts held in his 'Retirement Account'.

(2) In cases where the approved leaver treatment applies, the AIP and LTIP have a default position as well as giving the Committee discretion to adjust the default treatment within certain parameters. The Committee would only expect to exercise such discretion where the Committee believes the personal circumstances of the Executive Director so require.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Remuneration policy table – Non-Executive Directors

FEES

Purpose and link to strategy

To enable RELX to recruit Non-Executive Directors with the right balance of personal skills and experience to make a major contribution to the Board and Committees of a global business which is listed in London, Amsterdam and New York.

Operation

RELX Chair: Receives an aggregate annual fee with no additional fees, for example, Committee Chair fees. The Committee determines the Chair's fee on the advice of the Senior Independent Director.

Other Non-Executive Directors: Receive an annual fee with additional fees payable as appropriate for specific roles and duties. These additional fees include fees for the Senior Independent Director and Committee Chairs, for membership of Board Committees, as well as a workforce engagement fee and international travel fees. In future, other fees may be payable, for example attendance fees. The Board determines the level of fees, subject to applicable law.

Fees may be reviewed annually, although in practice they have changed on a less frequent basis. When reviewing fees, consideration is given to the time commitment required, the complexity of the role and the calibre of the individual. Periodically, comparative market data is also reviewed, the primary source for which is the practice of FTSE 30 companies.

Maximum value

The aggregate annual fee limit for fees paid to the Chair and the Non-Executive Directors is £2m. Additional fees for membership of or chairing Board Committees and assuming additional responsibilities such as acting as Senior Independent Director, are not subject to this maximum limit.

OTHER BENEFITS

Purpose and link to strategy

To provide competitive benefits at appropriate cost.

Operation

Other benefits for Non-Executive Directors are reviewed periodically and may include private medical cover, tax return preparation costs, secretarial benefits, car benefits, travel and related subsistence costs, including, where appropriate, the tax on such benefits.

Maximum value

There is no prescribed maximum amount.

Approach to recruitment remuneration – Non-Executive Directors

Following recruitment, a new Non-Executive Director will be entitled to fees and other benefits in accordance with the Company's remuneration policy. No additional remuneration is paid on recruitment. However, any reasonable expenses incurred during the recruitment process will be reimbursed.

Policy on payments for loss of office – Non-Executive Directors

In addition to unpaid accrued fees, the Non-Executive Directors are entitled to receive one month's fees for loss of office if their appointment is terminated before the end of its term.

Service contracts and letters of appointment

There are no further obligations in the Directors' service contracts and letters of appointment which are not otherwise disclosed in this Report which could give rise to a remuneration payment or loss of office payment. All Directors' service contracts and letters of appointment are available for inspection at the Company's registered office. The Executive Directors' service contracts do not have a fixed expiry date.

Consideration of employment conditions elsewhere in the Company

When the Committee reviews the Executive Directors' salaries annually, it takes into account the Company's guidelines for salaries for all employees in the Company's major operating locations for the forthcoming year. The Committee also considers market practice in the FTSE 30 as well as pay practices of other global information and technology companies when determining the quantum and structure of Directors' pay.

The Committee annually reviews various aspects of workforce remuneration and related policies in order to deepen its understanding of pay structures throughout the organisation.

Our designated Non-Executive Director responsible for workforce engagement meets with employees representing our global employee population in order to understand a wide range of employee views on a variety of topics. The feedback is reported back to the Board at least once per year and forms part of the Board's discussions and decision making. As part of this process, the Non-Executive Director explains how executive remuneration aligns with wider pay policy.

Consideration of shareholder views

Our practice is to consult shareholders and consider their views when formulating, or changing, our policy. The Committee took into account feedback received from shareholders since the prior policy was approved when reviewing the current policy.

Previous remuneration policies and prior commitments

Any payments which are still to be made under arrangements made and awards granted under previous remuneration policies will be made consistent with the applicable policy. The provisions of the previous policies which relate to arrangements and awards granted under those previous policies will therefore continue to apply until all payments in relation to those arrangements and awards have been made. The Committee also reserves the right to make any remuneration or loss of office payments if the terms were agreed prior to the approval of the 2013 or 2016 policy or prior to an individual being appointed as a Director.

Minor amendments

The Committee may make minor amendments for regulatory, tax or administrative purpose.

Report of the Audit Committee

This report has been prepared by the Audit Committee and has been approved by the Board. It provides an overview of the membership, responsibilities and activities of the Committee.

Membership

The Committee comprises at least three independent Non-Executive Directors. The members of the Committee who served during the year were:

- Suzanne Wood (Chair)
- Andrew Sukawaty
- June Felix
- Charlotte Hogg

Of the current members of the Committee, Suzanne Wood, a US chartered accountant, is considered to have significant, recent and relevant financial experience.

The Committee as a whole is deemed to have competence relevant to the sectors in which RELX operates.

Please see pages 98 and 99 for full profiles of Audit Committee members.

Responsibilities

The main role and responsibility of the Committee is to assist the Board in fulfilling its oversight responsibilities regarding:

- the integrity of the interim and full-year financial statements and financial reporting processes

- risk management and internal controls, and effectiveness of internal auditors

- the performance of the external auditors and the effectiveness of the external audit process, including monitoring the independence and objectivity of Ernst & Young LLP (EY)

The Committee reports to the Board on its activities, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

The terms of reference of the Audit Committee are reviewed annually and a copy is published on the RELX website, **www.relx.com**

Financial reporting

In discharging its responsibilities in respect of the 2022 interim and full-year financial statements, the Committee reviewed the following:

AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION	NOTE AND PAGE REFERENCE IN ANNUAL REPORT
Specific areas of significant accounting judgement and estimation, as set out in note 1 on page 167, reviewed and challenged by the Committee were:	
Capitalisation of internally developed intangible assets: The capitalisation of costs related to the development of new products and business infrastructure, together with the useful economic lives applied to the resulting assets, requires the exercise of judgement. The Committee received reports from the Group Financial Controller on the amounts capitalised and asset lives selected for major projects and outcome of impairment assessment performed	Note 14 185-187
Taxation: The valuation of provisions in relation to uncertain tax positions involves estimation. The Committee received and discussed reports from the Head of Tax on the potential liabilities identified and assumptions used	Note 9 178-181
Defined benefit pension obligation: The valuation of certain pension scheme liabilities and assets is subject to judgement and estimation. The Committee received and discussed regular reports from the Group Financial Controller on the methodology and the basis of the assumptions used including the recognition of a surplus for the UK defined benefit scheme for the first time as at 30 June 2022. The Committee discussed and challenged management's assessment to recognise this surplus with support from external legal and actuarial advisers	Note 6 174-178

The Committee was satisfied that all judgements and estimations had been appropriately made and the financial statement disclosures were appropriate.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

OTHER AREAS OF FOCUS	**PAGE REFERENCE IN ANNUAL REPORT**

Other areas discussed by the Committee during the year were:

- Carrying value of goodwill and intangible assets: The judgements and estimates in respect of asset carrying values relate to the assumptions underlying the value in use calculations such as discount rates and long-term growth assumptions. The Committee received and discussed reports from the Group Financial Controller on the methodology, the basis of assumptions used and headroom resulting from the annual impairment assessment — 185 - 187

- Acquired intangible assets: The identification of separate intangible assets on acquisition requires judgement. Estimation is required in determining the future cash flows and discount rates used to value these assets. The Committee received and discussed reports from the Group Financial Controller on the methodology and the basis of the assumptions used — 185 - 187

- Financing: Judgement is required in assessing the sufficiency and adequacy of current and future liquidity and funding requirements of the Group. The Committee received and discussed reports from the Group Treasurer on the Group's financing including the replacement of the existing undrawn committed bank facilities, maturing in 2023 and 2024, with a new $3bn facility maturing in April 2025 and issue of $500m US dollar-denominated term debt and maturity of ten years. See below for further information in respect of the Committee's review of the going concern and viability assessments and related disclosure — 189-190

The Committee was satisfied that all the above items had been appropriately considered and presented in the Annual Report.

DISCLOSURE AND PRESENTATION	**PAGE REFERENCE IN ANNUAL REPORT**

As well as considering the Annual Report as a whole (see 'Fair, balanced and understandable' section below) the Committee focused on the following areas of disclosure and presentation:

- Reviewed the critical accounting policies and compliance with applicable accounting standards, reviewed other disclosure requirements and received regular update reports on accounting and regulatory developments — 167-168

- Reviewed the disclosures made in relation to internal control, risk management, the going concern statement and the viability statement. The Committee received and discussed reports from the Group Treasurer on the processes undertaken and assumptions used in formulating these disclosures — 88-95

- The going concern and viability statements were subject to an in-depth review, including a detailed review and challenge of the various adverse scenarios modelled to ensure that the statements made in relation to going concern and viability are robust — 94-95

- Considered the calculation and presentation of alternative performance measures in the Annual Report and Financial Statements and results announcement, including associated reconciliations to GAAP measures — 216-224

- Reviewed the disclosures made in the Annual Report which incorporates the Corporate Responsibility Report for the first time. This includes disclosures in respect of the Task Force on Climate-Related Financial Disclosures (TCFD) recommendations — 28-80

The Committee was satisfied that all relevant disclosures have been appropriately made.

FAIR, BALANCED AND UNDERSTANDABLE

The Committee considered whether the 2022 Annual Report is fair, balanced and understandable. In making this assessment, the Committee considered the following areas:

- The process for preparing the Annual Report, including the contributors, the internal review process and how feedback is addressed throughout the process

- The business review narratives presented for each business area

- The discussion of reported and underlying results throughout the report

The Committee was satisfied that, taken as a whole, the Annual Report is fair, balanced and understandable. This conclusion has been reported to the Board.

The Committee also received detailed written reports from the external auditors on these matters and discussed all areas with both management and the external auditors. The Committee was satisfied with the explanations provided and conclusions reached.

Risk management and internal controls

With respect to their oversight of risk management and internal controls, the Committee has:

- received and discussed regular reports summarising the status of the Group's risk management activities, including the impact of Covid-19, identification of emerging risks and actions to mitigate risks, and the findings from internal audits and status of actions agreed with management. Areas of focus in 2022 included: cyber security (including the ability to prevent, respond to and recover from a cyber-attack or ransomware attack); data privacy; the operational, financial and IT control environment; the use of technology including machine learning; regulatory compliance; business continuity and resilience (including supplier resilience and plans for extreme weather events); the ability to adapt to geopolitical, economic and market conditions; integrity of published Corporate Responsibility data; and continued compliance with the requirements of Section 404 of the US Sarbanes-Oxley Act relating to the documentation and testing of internal controls over financial reporting

- received regular updates from the Group Financial Controller and Group Treasurer on the Group's financial position including on liquidity, renegotiation of its revolving credit agreement, bond issue, credit ratings and ability to access debt capital markets, risk management and compliance with treasury policies and pension arrangements and funding

- received presentations from the Head of Tax on tax matters and the Group's tax principles

- received presentations explaining the creation of the Internal Audit & Assurance (IAA) function which combined the Information Security assurance function with the Internal Audit function

- reviewed and approved the internal audit plan for 2023 and monitored execution of the 2022 plan, including progress in respect of actions agreed

- received presentations from the Chief Compliance Officer on the compliance programmes, including the operation of the RELX Code of Conduct, training programmes and whistleblowing arrangements

- received presentations from the Chief Legal Officer on legal issues and claims

Committee meetings

The Committee met four times during 2022. The Audit Committee meetings are typically attended by the Board Chair, the Chief Executive Officer, the Chief Financial Officer, the Group Financial Controller, the Chief Legal Officer, the Head of IAA, and audit partners from the external auditors.

External audit effectiveness and independence

The Group has a well-established policy on audit effectiveness and independence of auditors that sets out among other things: the responsibilities of the Audit Committee in the selection of auditors to be proposed for appointment or re-appointment and for agreement on the terms of their engagement, scope and remuneration; the auditor independence requirements and the policy on the provision of non-audit services; the rotation of audit partners and staff; and the conduct of meetings between the auditors and the Audit Committee.

The Committee's policy on the use of the external auditor to provide non-audit services is in accordance with applicable laws and takes into account the relevant ethical guidance for auditors. Any permissible non-audit services must be pre-approved by the Chief Financial Officer and above £50,000, by the Chair of the Audit Committee. All non-audit services provided and fees are presented to the Committee on a regular basis.

The policy is available on the website, **www.relx.com**.

The Committee has conducted its review of the performance of the external auditors and effectiveness of the external audit process for the year ended 31 December 2022. The review included:

- an assessment of the quality of the auditor's reporting to and interaction with the Audit Committee

- review of the completion of the audit plan and changes to risks identified or work performed

- a discussion with EY on data analytics tools used in the audit;

- consideration of public reports by regulatory authorities on key EY member firms and their view on the effectiveness of EY's audits

- a survey of key stakeholders across RELX evaluating the performance of each audit team

The Audit Committee holds private meetings with the external auditor to encourage open and transparent feedback. The Chair of the Committee also met with the external auditors outside of Committee meetings supporting effective and timely communication.

Based on this review, the Audit Committee was satisfied with the performance of the auditors and the effectiveness of the audit process. The external auditors have confirmed their independence and compliance with the policy on auditor independence to the Audit Committee.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Non-audit services

The external auditors are precluded from engaging in non-audit services that would compromise their independence or violate any professional requirements or regulations affecting their appointment as auditors. The auditors may, however, provide non-audit services which do not conflict with their independence.

The Committee has, each quarter, reviewed and agreed the non-audit services provided in 2022 together with the associated fees. The non-audit services provided in 2022 were very limited and, in line with the latest FRC guidance, linked to audit work such as a bond issue and corporate responsibility data assurance.

The total fees payable to EY for the year ended 31 December 2022 were £9.7m of which £0.6m related to non-audit work. Further details are provided in note 4 to the financial statements.

The non-audit fees remain below the 70% threshold as per the most recent FRC guidance.

Auditor appointment

EY were first appointed auditor of RELX PLC for the financial year ended 31 December 2016. The auditor is required to rotate the lead audit partner responsible for the engagement every five years. The year ended 31 December 2022 was the second year for the lead audit partner, Colin Brown. The Audit Committee confirms that they were in compliance with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 during the financial year ended 31 December 2022. In accordance with the terms of this Order, RELX anticipates that it will conduct a competitive tender process in respect of the external audit no later than 2025.

Having considered the summary set out above relating to the effectiveness and independence of EY, the Committee was satisfied and has recommended to the Board that a Resolution to re-appoint EY as auditors for the year ending 31 December 2023 be proposed at the 2023 AGM which the Board has accepted and endorsed.

Internal audit

The Audit Committee's terms of reference requires an annual review of internal audit effectiveness. RELX has an established Internal Audit function governed by a formal charter which requires an external assessment at least once every five years to consider and report on conformance with the Institute of Internal Auditors International Professional Practices Framework (IPPF) and UK Chartered Institute of Internal Auditors Internal Audit Code of Practice (CoP).

An external assessment of internal audit was carried out in 2022. Consistent with the recommendations from this assessment to continue to develop a stronger control and risk environment, it was decided that a second line of defence Information Security Assurance function should be combined with the existing internal audit function to create Internal Audit & Assurance (IAA). These changes are expected to further strengthen the third line of defence and have also focused assurance activity and streamlined interaction with and reporting to stakeholders, including the Audit Committee. The risk management activities have more clearly separated from assurance activities and are now led by the Group Insurance & Risk function which oversees insurable risk and non-insurable risk.

The Audit Committee annually receives and considers a report from the Head of IAA on: the independence of the internal audit activity; a review of the IAA Charter; conformance with the mandatory elements of the IPPF and CoP; and the results of its quality assurance and improvement programme.

Audit Committee effectiveness

The effectiveness of the Audit Committee was reviewed as part of the 2022 evaluation of the Board which confirmed that the Committee continues to function effectively. Details of the evaluation are set out on page 116.

Suzanne Wood
Chair of the Audit Committee
15 February 2023

Directors' Report

The Directors present their report, together with the financial statements of the Company, and the consolidated financial statements of the Group, for the year ended 31 December 2022. The Company is a public company, limited by shares, and registered in England and Wales under registered number 77536. The Company's registered office is 1-3 Strand, London WC2N 5JR. This Directors' report has been prepared in accordance with the requirements outlined within the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

For the purposes of this Directors' Report, and the Corporate Governance Review from pages 103 to 118, RELX PLC and its subsidiaries, joint ventures and associates are together known as 'RELX' or the 'Group'.

Group financial statements

This Directors' Report and the financial statements of the Group and Company should be read in conjunction with the other reports set out on pages 2 to 146. A review of the Group's performance during the year is set out on pages 5 to 87, the principal and emerging risks facing the Group are set out on pages 88 to 95, and the Group statement on corporate responsibility is set out on pages 28 to 80.

In addition to the reported figures, adjusted figures are presented as additional performance measures used by management to assess the performance of the business. These exclude the Group's share of amortisation of acquired intangible assets, acquisition-related items, tax in joint ventures, disposal gains, finance income and losses, and other non-operating items and related tax effects. They also exclude movements in deferred tax assets and liabilities related to goodwill and acquired intangible assets, but include the benefit of tax amortisation where available on goodwill and acquired intangible assets.

Company financial statements

The individual company financial statements of the Group are presented on pages 206 to 211, and were prepared under Financial Reporting Standard 101 (FRS 101). Distributable reserves as at 31 December 2022 were £6,465m (2021: £7,042m), comprising reserves less shares held in treasury. Shareholders' funds as at 31 December 2022 were £19,637m (2021: £20,182m).

Strategic Report

The Companies Act 2006 requires the Company to present a fair review of the Group during the financial year. The Strategic report, which includes a review of the Group's business areas, a financial review, the principal and emerging risks facing the Group, any important events affecting the Group since 31 December 2022, and the likely future developments in the Group's business, is set out on pages 2 to 95. The Directors' Report, together with the Strategic report, forms the management report for the purposes of the Financial Conduct Authority's Disclosure and Transparency Rules 4.1.5R(2) and 4.1.8R.

Dividends

The Board is recommending a final dividend of 38.9p (2021: 35.5p) per ordinary share to be paid on 7 June 2023 to shareholders appearing on the Register of Members at the close of business on 28 April 2023. Payment of this final dividend remains subject to the approval of the Company's shareholders at its 2023 AGM. Together with the interim dividend of 15.7p (2021: 14.3p) per ordinary share, paid in September 2022, the total ordinary dividend payable for the year will be 54.6p (2021: 49.8p) per ordinary share.

Details of our dividend policy are set out on page 86.

Corporate governance statement

The Company has complied throughout the year with the provisions of the 2018 UK Corporate Governance Code (the Code), with the exception of provision 38 (rates of contribution for executive pensions), where full compliance was achieved from 1 January 2023. Details of how the Code has been applied, together with the Company's corporate governance framework and the Directors' statement on internal control and risk management are in the Corporate Governance Review which is set out on pages 103 to 146 (inclusive) and incorporated into this Directors' Report by reference.

The Code is publicly available on the Financial Reporting Council's website **www.frc.org.uk**.

Streamlined Energy and Carbon Reporting (SECR)

	Absolute performance			Intensity ratio (per £m revenue)		
	2021	Variance	**2022**	2021	Variance	**2022**
Global Scope 1 (direct emissions) tCO$_2$e	5,644	-8%	**5,211**	0.78	-22%	**0.61**
Global Scope 2 (indirect location-based emissions) tCO$_2$e	44,051	-15%	**37,270**	6.08	-28%	**4.36**
Global energy MWh*	134,453	-8%	**123,325**	18.56	-22%	**14.42**
UK energy MWh*	12,591	-11%	**11,220**	1.74	-25%	**1.31**
UK Scope 1 and Scope 2 emissions tCO$_2$e	2,686	-16%	**2,250**	0.37	-29%	**0.26**

* Energy figures include vehicle fuels for SECR reporting. Previous years have been restated to include the one RX managed event venue.

We report on all global operations for which we have operational control following the GHG Protocol Corporate Accounting and Reporting Standard (revised edition) for the reporting year December 2021 to November 2022.

Directors

The names of the Directors who served on the Board during the year are set out on pages 98, 99 and 114 and incorporated into this Directors' Report by reference.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Share capital

The Company's issued share capital comprises a single class of ordinary shares of 14 $^{51}/_{116}$ p each, all of which are listed on the London and Amsterdam stock exchanges. The Company also has securities in the form of American Depositary Shares traded on the New York Stock Exchange. All issued shares are fully paid up and carry no additional obligations or special rights. Each share carries the right to one vote at general meetings of the Company.

In a general meeting, subject to any rights and restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote and every proxy present who has been duly appointed by one or more members entitled to vote on the resolution has one vote (although a proxy has one vote for and one vote against the resolution if: (i) the proxy has been duly appointed by more than one member entitled to vote on the resolution; and (ii) the proxy has been instructed by one or more of those members to vote for the resolution and by one or more other of those members to vote against it). Subject to any rights or restrictions attached to any shares, on a vote on a resolution on a poll every member present in person or by proxy shall have one vote for every share of which he/she is the holder.

Proxy appointments and voting instructions must be received by the registrars not less than 48 hours before a general meeting. There are no specific restrictions on the size of a holding nor on the transfer of shares, which are both governed by the general provisions of the Articles and prevailing legislation. The Company is not aware of any agreements between shareholders that may result in restrictions on the transfer of shares or on voting rights attached to the shares. At the 2022 AGM shareholders passed a resolution authorising the Directors to issue shares for cash on a non-pre-emptive basis up to a nominal value of £13.9m, representing less than 5% of the Company's issued share capital, and authorising the Directors to issue up to an additional 5% of the issued share capital for cash on a non-pre-emptive basis in connection with an acquisition or specified investment. Since the 2022 AGM, no shares have been issued under this authority. The shareholder authority also permits the Directors to issue shares in order to satisfy entitlements under employee share plans and details of such allotments are described below.

During the year, 1,918,456 ordinary shares in the Company were issued in order to satisfy entitlements under employee share plans as follows: 566,698 under the UK SAYE Share Option Scheme at prices between 1,032.0p and 1,392.8p per share; 124,546 under the legacy Dutch Debenture Scheme at prices between 7.441 EUR and 19.39 EUR , which is satisfied by way of Company shares; and 1,227,212 under executive share option schemes at prices between 515.5p and 2,072.5p per share. The issued share capital as at 31 December 2022 is shown in note 23 to the consolidated financial statements.

Authority to purchase own shares

At the Company's 2022 AGM, shareholders passed a resolution authorising the purchase of up to 198.5 million ordinary shares in the Company (representing approximately 10% of the issued ordinary shares) by way of market purchase. This authority will expire at the 2023 AGM, at which a resolution to renew the authority to purchase Company shares will be submitted to shareholders.

During the year, 21,712,388 ordinary shares of 14 $^{51}/_{116}$ p each (representing 1.1% of the ordinary shares in issue on 31 December 2022) were purchased for a total consideration of £500m, including expenses, and subsequently transferred to be held in treasury. A further 6,251,507 shares were purchased between 3 January 2022 and the date of this report.

The Company cancelled 20 million and 32 million ordinary shares held in treasury on 21 April and 8 December 2022, respectively. Therefore, as at 31 December 2022 there were 19,800,067 ordinary shares held in treasury, representing 1% of the ordinary shares in issue.

Substantial share interests

As at 31 December 2022, the Company had received the following notifications of interests in voting rights of its issued share capital pursuant to Rule 5 of the Disclosure and Transparency Rules (DTRs):

	% of voting rights	Date of notification
BlackRock, Inc	9.67%	17 May 2022
Invesco Ltd.	4.99%	1 October 2019

The percentage interests stated above are as disclosed at the date on which the interests were notified to the Company and, as at the date of this report, the Company had not received any further notifications under DTR 5. These percentages do not reflect changes to the Company's total voting rights since the date of notification or any subsequent changes to share interests not notified to the Company under DTR 5 and therefore may not reflect the interests held as at 31 December 2022, or at the date of this report.

Employee Benefit Trust

The trustee of the Employee Benefit Trust held an interest in 5,553,401 ordinary shares in the Company (representing 0.3% of the issued ordinary shares) as at 31 December 2022. The trustee may vote or abstain from voting any shares it holds in any way it sees fit.

Significant agreements – change of control

There are a number of borrowing agreements including credit facilities that, in the event of a change of control of RELX PLC and, in some cases, a consequential credit rating downgrade to sub-investment grade may, at the option of the lenders, require repayment and/or cancellation as appropriate. There are no arrangements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs specifically because of a takeover, merger or amalgamation with the exception of provisions in the Company's share plans which could result in options or awards vesting or becoming exercisable on a change of control.

Articles

The Company's Articles of Association (the Articles) may only be amended by a special resolution of shareholders passed at a general meeting of the Company.

Appointment and replacement of directors

The appointment, re-appointment and replacement of Directors is governed by the Articles, the Companies Act 2006 and related legislation. Shareholders maintain their right to appoint and re-appoint Directors by way of an ordinary resolution in accordance with the Articles. The Directors may appoint additional or replacement Directors, who may only serve until the following AGM of the Company, at which time they must retire and, if appropriate, seek election by the Company's shareholders. A Director may be removed from office by the Company as provided for by applicable law, in certain circumstances set out in the Articles, and at a general meeting of the Company by the passing of an ordinary resolution.

The Articles provide for a Board of Directors consisting of not fewer than five, but not more than 20 Directors, who manage the business and affairs of the Company.

Powers of directors

Subject to the provisions of the Companies Act 2006, the Articles and any directions given by special resolutions, the business of the Company shall be managed by the Board which may exercise all the powers of the Company.

Directors' indemnity

In accordance with its Articles, the Company has granted its Directors an indemnity, to the extent permitted by law, in respect of liabilities incurred as a result of their office. This indemnity was in place for Directors that served at any time during the 2022 financial year, and also for each serving Director as at the date of approval of this report. The Company also purchased and maintained throughout the year directors' and officers' liability insurance in respect of itself and its Directors.

Related party transactions

Internal controls are in place to ensure that any related party transactions involving Directors or their connected persons are carried out on an arm's-length basis and are properly recorded and disclosed where appropriate.

Conflicts of interest

Under the Companies Act 2006, the Directors have a duty to avoid situations in which they have, or could have, a direct or indirect interest that conflicts with the interests of the Company. The Board has established formal procedures for identifying, assessing and reviewing any situations where a Director has an interest that conflicts, or may possibly conflict, with the interests of the Company.

The Nominations Committee considers any such conflict or potential conflict and makes a recommendation to the Board on whether to authorise it, as permitted under the Company's Articles. In reaching its decision, the Board is required to act in a way it considers would be most likely to promote the success of the Company and may impose limits or conditions when giving its authorisation, if it thinks this is appropriate. Actual or potential conflicts of interest are reviewed annually by the Nominations Committee.

No contract existed during the year in relation to the Company's business in which any Director was materially interested.

Financial instruments

The Group's financial risk management objectives and policies, including hedging activities and exposure to risks, are described in note 17 to the consolidated financial statements on pages 189 to 194.

Political donations

RELX does not make donations to UK or European Union (EU) political organisations or incur UK or EU political expenditure. In the US, Group companies donated £142,047 (2021: £112,967) to political organisations. In line with US law, these donations were not made at the federal level, but only to candidates and political parties at state and local levels.

Employee relations

During 2022, the Group employed over 35,000 (2021: 33,000) employees worldwide, of whom 5,600 (2021: 5,400) were employed in the UK. The Group is committed to employee involvement and participation. Where appropriate, major announcements are communicated to employees through internal briefings. Information on performance, development, organisational changes and other matters of interest is communicated through briefings and electronic bulletins.

The Company is an equal opportunity employer and does not discriminate on the grounds of race, gender or other characteristics in its recruitment or employment policies.

The Group conducts a triennial global Employee Opinion Survey, which was last undertaken in 2021, and also undertakes regular employee engagement surveys. For information about the 2022 employee engagement survey and the feedback received from employees please see pages 44 to 49 and 110. Certain employees throughout the Group are eligible to participate in the Group's share incentive plans.

Engagement with suppliers, customers and others

For further information relating to how the Group has engaged with its suppliers and customers during the course of the year, and the effect of that engagement on the principal decisions taken by the Company, please see pages 50 to 54, 59 to 62 and 111.

Employment of disabled persons

RELX is committed to the fair treatment of people with disabilities in relation to recruitment, hiring, training, promotion and career development. Under our Ethics Code and RELX's Inclusion and Diversity Policy, discrimination is prohibited and we commit to providing conditions of employment without regard to protected characteristics such as race, colour, creed, religion, national origin, gender, gender identity or expression, sexual orientation, marital status, age, disability, or any other category protected by law.

When existing employees become disabled, our policy is to provide continuing employment, support and training wherever practicable. Further information about RELX's approach to disability inclusion is available in our Corporate Responsibility Report on pages 46 and 48.

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Disclosures required under UK Listing Rule 9.8.4
The information required by Listing Rule 9.8.4 is set out on the pages below:

Information required	Page
(1) Interest capitalised by the Group	n/a
(2) Publication of unaudited financial information	n/a
(4) Long-term incentive schemes	n/a
(5) Waiver of emoluments by a director	n/a
(6) Waiver of future emoluments by a director	n/a
(7) Non pro-rata allotments for cash (issuer)	n/a
(8) Non pro-rata allotments for cash (major subsidiaries)	n/a
(9) Parent participation in a placing by a listed subsidiary	n/a
(10) Contracts of significance	n/a
(11) Provision of services by a controlling shareholder	n/a
(12) Shareholder waiver of dividends	184
(13) Shareholder waiver of future dividends	184
(14) Agreements with controlling shareholders	n/a

Financial statements and accounting records
The Directors are responsible for preparing the Directors' Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors are required to prepare the consolidated financial statements in accordance with UK adopted International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS), following the accounting policies shown in the notes to the financial statements on pages 167 and 168. The Directors have elected to prepare the individual company financial statements in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework. Under company law the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period.

In preparing the individual company financial statements, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and accounting estimates that are reasonable and prudent; state whether Financial Reporting Standard 101 Reduced Disclosure Framework has been followed, subject to any material departures being disclosed and explained in the financial statements; and prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

In preparing the Group financial statements, IAS 1 requires that Directors: properly select and apply accounting policies; present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; provide additional disclosures when compliance with the specific requirements of IFRS are insufficient to enable users to understand the impact of particular transactions or other events and conditions on the entity's financial position and financial performance; and make an assessment of the Company's ability to continue as a going concern.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors' responsibility statement
Each of the Directors, whose names and roles can be found on pages 98 and 99, confirms that, to the best of their knowledge:

- the consolidated financial statements, prepared in accordance with UK adopted International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS), following the accounting policies shown in the notes to the financial statements on pages 167 and 168, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group

- the individual company financial statements, prepared in accordance with Financial Reporting Standard 101 'Reduced Disclosure Framework' (FRS 101), gives a true and fair view of the assets, liabilities, financial position and profit or loss of the Company

- the management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal and emerging risks and uncertainties that it faces

Having taken into account all of the matters considered by the Board and brought to the attention of the Board during the year, the Directors are satisfied that the Annual Report and Financial Statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy.

Neither the Company nor the Directors accept any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with Section 90A of the Financial Services and Markets Act 2000.

Disclosure of information to auditors

In accordance with Section 418 of the Companies Act 2006, each Director in office at the date this Directors' Report is approved, confirms that:

- so far as the Director is aware, there is no relevant audit information of which the Company's auditors are unaware

- he/she has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information

Viability statement and going concern

The Directors' Viability Statement and statement of going concern are set out on pages 94 and 95 respectively of the Strategic report.

Auditors

Resolutions for the re-appointment of Ernst & Young LLP as auditors of the Company and to authorise the Audit Committee, on behalf of the Board, to determine their remuneration will be submitted to shareholders at the 2023 AGM.

Annual General Meeting

This year's AGM will be held at 9.30am on Thursday, 20 April 2023 at Lexis House, 30 Farringdon Street, London EC4A 4HH. Further information on the arrangements for the AGM are set out in the Notice of Meeting.

By order of the Board

Henry Udow
Company Secretary
15 February 2023

Registered Office
1-3 Strand
London
WC2N 5JR

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Independent auditor's report to the members of RELX PLC

OPINION
In our opinion:

- RELX PLC's group financial statements and parent company financial statements (the "financial statements") give a true and fair view of the state of the group's and of the parent company's affairs as at 31 December 2022 and of the group's profit for the year then ended;

- the group financial statements have been properly prepared in accordance with UK adopted international accounting standards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB);

- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements of RELX PLC (the 'parent company') and its subsidiaries (the 'group') for the year ended 31 December 2022 which comprise:

Group	Parent company
Consolidated income statement for the year ended 31 December 2022	Statement of financial position as at 31 December 2022
Consolidated statement of comprehensive income for the year then ended	Statement of changes in equity for the year then ended
Consolidated statement of cash flows for the year then ended	Related notes 1 to 4 to the financial statements including a summary of significant accounting policies
Consolidated statement of financial position as at 31 December 2022	
Consolidated statement of changes in equity for the year then ended	
Related notes 1 to 28 to the financial statements, including a summary of significant accounting policies	

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and UK adopted international accounting standards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework"(United Kingdom Generally Accepted Accounting Practice).

BASIS FOR OPINION
We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

INDEPENDENCE
We are independent of the group and parent in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The non-audit services prohibited by the FRC's Ethical Standard were not provided to the group or the parent company and we remain independent of the group and the parent company in conducting the audit.

CONCLUSIONS RELATING TO GOING CONCERN
In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the group and parent company's ability to continue to adopt the going concern basis of accounting included:

- Confirming our understanding of management's going concern assessment process, in conjunction with our walkthrough of the Group's financial close process.

- Obtaining management's going concern assessment, including the cash forecast for the going concern period which covers 18 months from the balance sheet date to 30 June 2024. The Group has modelled a base case and a stress case of their cash forecasts in order to incorporate unexpected changes to the forecasted liquidity of the Group. We have challenged management on if they have considered all key factors in their assessment. We have reviewed the historical accuracy of management's forecasts and verified that these are consistent with forecasts used for other purposes in the audit. We have challenged the factors and assumptions included in each modelled scenario for reasonableness. Additionally, we tested the clerical accuracy of cash flow calculations and determined through inspection and testing of the methodology and calculations that the methods utilised were appropriately sophisticated to be able to make an assessment for the entity.

- Considering the mitigating factors included in the stress case that are within control of the Group. This includes review of the Group's non-operating cash outflows and evaluating the Group's ability to control these outflows as mitigating actions if required.

- Verifying the credit facilities available to the Group including inspection of the renegotiated signed $3bn revolving credit facility for the absence of financial covenants. Additionally, we obtained independent external confirmation that the facility remains undrawn.

- Reviewing management's reverse stress testing in order to assess the likelihood of factors that would lead to the Group running out of all available liquidity during the going concern period.

- Reviewing the Group's going concern disclosures included in the annual report in order to assess that the disclosures are consistent with the basis upon which the Board have concluded, and in conformity with the reporting standards.

In management's base case and stress case scenarios, there is significant headroom without taking into consideration the benefit of any identified mitigations.

Within management's stress case scenario, which assumes no access to the capital markets, the Group would still have substantial liquidity on its undrawn $3bn revolving credit facility (which was renegotiated in 2022 and no longer contains a financial covenant).

We have not identified going concern to be a key audit matter.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group and parent company's ability to continue as a going concern for a period of 18 months from the balance sheet date to 30 June 2024.

In relation to the group and parent company's reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the group's ability to continue as a going concern.

OVERVIEW OF OUR AUDIT APPROACH

Audit scope	■ We performed an audit of the complete financial information of six components and audit procedures on specific balances for a further six components. We also instructed one additional location to perform specific audit procedures over manual journal entries to revenue.
	■ The components where we performed full or specific audit procedures accounted for 78% of profit before tax on an absolute basis, 83% of revenue and 81% of total assets.
Key audit matters	■ Uncertain tax positions – risk that the tax provisions may be incorrectly quantified, impacting the effective tax rate, and that the tax provision is improperly disclosed.
	■ Revenue recognition – risk that there is an opportunity to commit fraud impacting revenue through manual adjustments or override of controls by management.
Materiality	■ Overall Group materiality of £100m which represents 4.73% of profit before tax.

AN OVERVIEW OF THE SCOPE OF THE PARENT COMPANY AND GROUP AUDITS

Tailoring the scope

Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each company within the Group. Taken together, this enables us to form an opinion on the consolidated financial statements. We take into account size, risk profile, the organisation of the group and effectiveness of group-wide controls, changes in the business environment, the potential impact of climate change and other factors such as recent internal audit results when assessing the level of work to be performed at each component.

The group has centralised processes for key judgements and determination of accounting policies. One key audit matter, namely revenue recognition are more decentralised processes delineated by business area. We have tailored our response accordingly and procedures were performed or directed by the group audit team.

In assessing the risk of material misstatement to the Group financial statements, and to ensure we had adequate quantitative coverage of significant accounts in the financial statements we selected twelve components covering entities within United Kingdom, Netherlands, United States, France and Japan, which represent the principal business units within the Group.

Of the twelve components selected, we performed an audit of the complete financial information of six components ("full scope components") which were selected based on their size or risk characteristics. For the remaining six components ("specific scope components"), we performed audit procedures on specific accounts within that component that we considered had the potential for the greatest impact on the significant accounts in the financial statements either because of the size of these accounts or their risk profile. We also instructed one additional location to perform specific audit procedures over manual journal entries to revenue.

The reporting components where we performed full and specific audit procedures accounted for 78% (2021: 80%) of the Group's profit before tax on an absolute basis, 83% (2021: 83%) of the Group's revenue and 81% (2021: 78%) of the Group's total assets. For the current year, the full scope components contributed 64% (2021: 60%) of the Group's profit before tax on an absolute basis, 75% (2021: 77%) of the Group's revenue and 68% (2021: 69%) of the Group's total assets. The specific scope component contributed 14% (2021: 20%) of the Group's profit before tax on an absolute basis, 8% (2021: 6%) of the Group's revenue and 13% (2021: 9%) of the Group's total assets. The audit scope of these components may not have included testing of all significant accounts of the component but will have contributed to the coverage of significant accounts tested for the Group. We also instructed one location to perform specified procedures over manual journal entries related to revenue, as described in the Risk section above.

Of the remaining components that together represent 22% (2021: 20%) of the Group's profit before tax on an absolute basis, none are individually greater than 1% (2021: 1%) of the Group's profit before tax on an absolute basis. For these components, we performed other procedures, including analytical review, review of internal audit reports, testing of entity level and group wide controls, testing of

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consolidation journals, intercompany eliminations and foreign currency translation recalculations at the group level to respond to any potential risks of material misstatement to the Group financial statements.

The charts below illustrate the coverage obtained from the work performed by our audit teams.

**Profit before tax
(on an absolute basis)**



Revenue



Total assets



■ Full scope components   ■ Specific scope components   ■ Other procedures

(1) Coverage of profit before tax measure on an absolute basis for each component (components with a loss would be added to both the numerator and denominator).

Changes from the prior year
The full scope and specific scope components have not changed from the prior year as these components remain the most significant to the Group, by size and risk, and the coverage of the Group was consistent with the prior year audit. Our audit has been completed using a hybrid approach with virtual and in-person meetings where appropriate.

Involvement with component teams
In establishing our overall approach to the Group audit, we determined the type of work that needed to be undertaken at each of the components by us, as the primary audit engagement team, or by component auditors from other EY global network firms operating under our instruction. Of the six full scope components, audit procedures were performed on three of these directly by the primary audit team. For the three full scope components and the six specific scope components where the work was performed by component auditors, we determined the appropriate level of involvement to enable us to determine that sufficient audit evidence had been obtained as a basis for our opinion on the Group as a whole.

The Group audit team continued to follow a programme of planned visits that has been designed to ensure that the Senior Statutory Auditor or another Group audit partner, visit all full scope and specific scope locations over a one year cycle. During the current year's audit cycle, visits were undertaken by the primary audit team to the component teams in United Kingdom, United States, the Philippines, the Netherlands, and France. These visits involved meetings with local management, and discussions with the component team on the audit approach and any issues arising from their work. Oversight of audit work executed in Japan was performed virtually. The primary team interacted regularly with the component teams where appropriate during various stages of the audit, reviewed relevant working papers and were responsible for the scope and direction of the audit process. This, together with the additional procedures performed at Group level, gave us appropriate evidence for our opinion on the Group financial statements.

CLIMATE CHANGE
There has been increasing interest from stakeholders as to how climate change will impact companies. The Group has determined that the most significant future impacts from climate change on its operations will be from global warming and extreme weather events. These are explained on pages 73-79 in the required Task Force for Climate related Financial Disclosures, which form part of the "Other information," rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated in line with our responsibilities on "Other information".

In planning and performing our audit we assessed the potential impacts of climate change on the Group's business and any potential consequential material impact on its financial statements.

The Group has explained in Note 1, Basis of Preparation, how they have assessed assets with indefinite and long lives which could be impacted by measures taken to address global warming. Management concluded that the Group's operations and the use of the Group's products have a relatively low environmental impact, and no issues were identified by management that would impact the carrying value of such assets or have any other material impact on the financial statements.

Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating management's assessment of the impact of climate risk and their climate commitments. This included evaluation, with the support of our internal climate specialists, of management's assessment of the risk of impairment due to climate change did not constitute a significant judgement or estimate. We also performed a risk assessment to determine whether there were other risks of material misstatement from climate change in the financial statements which needed to be considered in our audit.

We also challenged the Directors' considerations of climate change in their assessment of going concern and viability and associated disclosures.

Based on our work we have not identified the impact of climate change on the financial statements to be a key audit matter or to impact a key audit matter.

KEY AUDIT MATTERS
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on the overall audit strategy, the allocation of resources in the audit, and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

RISK	OUR RESPONSE TO THE RISK	KEY OBSERVATIONS COMMUNICATED TO THE AUDIT COMMITTEE
Uncertain tax positions As described in note 9 to the consolidated financial statements, note 1 in the accounting policies and in the audit committee report (page 143), the Group is subject to tax in numerous jurisdictions. Provisions related to tax totalled £239m as at 31 December 2022 (2021: £228m). The Group's operational structure gives rise to potential tax exposures that require management to exercise judgement in making determinations as to the amount of tax that is payable. The Group reports cross-border transactions undertaken between subsidiaries on an arm's-length basis in tax returns in accordance with Organisation for Economic Co-operation and Development (OECD) guidelines. Transfer pricing relies on the exercise of judgement and it is reasonably possible for there to be a significant range of potential outcomes. As a result, the Group has recognised a number of provisions against uncertain tax positions, the valuation of which requires significant estimation uncertainty, as described in note 9. We focused on this area due to the complexity and the subjectivity in the quantification of the provision and the judgement around the trigger for recognition or release impacting the provision and the effective tax rate.	Our procedures included obtaining an understanding of the tax provisioning processes and evaluating the design of, as well as testing, internal controls over the tax provisioning process. We tested controls over management's review of the uncertain tax position provisions recorded, including the controls over the development of significant assumptions and judgements. Our procedures on the uncertain tax positions were performed centrally by the group team and supported by overseas teams including professionals with specialised skills. Procedures included: (i) meeting with members of management responsible for tax to understand the Group's cross-border transactions, status of significant provisions, and any changes to management's judgements in the year; (ii) reading correspondence with tax authorities and external advisors and obtaining an understanding of all matters considered by management to inform our assessment of recorded estimates and evaluate the completeness of the provisions recorded; (iii) independently assessing management's significant assumptions and judgements to record or release provisions following tax audits, settlements and the expiry of timeframes with reference to other similar tax positions the Group has historically held and our knowledge of developments in the jurisdictions in which RELX maintain tax provisions; (iv) testing the underlying schedules for arithmetic accuracy, as well as with reference to applicable tax laws; and (v) evaluating the adequacy of tax disclosures.	We reported to the Audit Committee that we challenged the robustness of the key management judgements around the trigger for recognition or release impacting the provision and the effective tax rate. We confirmed that we were satisfied that management's judgements in relation to the quantum of provisions for uncertain tax positions are appropriate. We noted further that there continues to be a high degree of uncertainty about the eventual outcome of many of these provisions. The notes to the financial statements appropriately include disclosure of the estimation uncertainty related to uncertain tax positions.

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Financial statements and other information

RISK	OUR RESPONSE TO THE RISK	KEY OBSERVATIONS COMMUNICATED TO THE AUDIT COMMITTEE
Revenue recognition Revenue recognition is described in note 2 to the consolidated financial statements. The Group recognises revenue (£8.6bn recorded in 2022, compared to £7.2bn recorded in 2021) from a variety of sources among the different business areas, including annual subscriptions, transactional usage and exhibition fees. The nature of the risk associated with the accurate recording of revenue varies. We recognise that revenue is a key metric upon which the group is judged, that the group has annual internal targets, and that the group has incentive schemes that are partially impacted by revenue growth. We have determined that there is a risk in each of the business areas related to the opportunity to commit fraud in the respective revenue streams through manual adjustments or override of controls by management.	We performed full and specific scope audit procedures over revenue in 12 locations, which covered 83% of revenue. We performed procedures to address the specific risk in each business area. Procedures included: (i) assessing the processes and testing controls over each significant revenue stream; (ii) evaluating the appropriateness of journal entries impacting revenue, as well as other adjustments made in the preparation of the financial statements; (iii) evaluating management's controls over such adjustments; (iv) inspecting a sample of contracts to check that revenue recognition was in accordance with the contract terms and the group's revenue recognition policies, which is in line with IFRS 15; (v) testing a sample of transactions around period end to test that revenue was recorded in the correct period; (vi) for revenue streams that have judgemental elements, evaluating management's assumption and critically challenging these assumptions against contractual terms and underlying financial information; (vii) for certain revenue streams we obtained audit evidence through the execution of data analytics procedures, including a correlation of revenue to cash. The procedures we performed over the remaining 17% of revenue included: (i) testing of entity level and group wide controls; (ii) analytical review of year over year movements in revenue; (iii) review for evidence of material contracts that would require further testing.	Revenue has been recognised appropriately in the year ended 31 December 2022 in accordance with IFRS 15: Revenue from Contracts with Customers.

OUR APPLICATION OF MATERIALITY

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the Group to be £100 million (2021: £90 million), which is 4.73% (2021: 5%) of profit before tax. We believe that profit before tax provides the most relevant performance measure to the stakeholders of the entity and therefore have determined materiality based on this number.

During the course of our audit, we reassessed materiality as the actual adjusted profit before tax was higher than the Group's initial estimate we used at planning. However, due to the status of our procedures we did not change our materiality from £100 million to reflect this increase.

We determined materiality for the Parent Company to be £100 million (2021: £90 million), which is 0.5% (2021: 0.4%) of equity.

Performance materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the Group's overall control environment, our judgement was that performance materiality was 75% (2021: 75%) of our planning materiality, namely £75m (2021: £68m). We have set performance materiality at this percentage due to our assessment of the control environment and the historic lack of significant audit findings.

Audit work at component locations for the purpose of obtaining audit coverage over significant financial statement accounts is undertaken based on a percentage of total performance materiality. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was £15m to £65.3m (2021: £6.5m to £52m).

Reporting threshold
An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of £5m (2021: £4.5m), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

OTHER INFORMATION
The other information comprises the information included in the annual report set out on pages 1-151, including the Strategic Report and Governance report, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006
In our opinion, the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

- the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception
In the light of the knowledge and understanding of the group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

- the parent company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or

- certain disclosures of directors' remuneration specified by law are not made; or

- we have not received all the information and explanations we require for our audit

Corporate Governance Statement
We have reviewed the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the group and company's compliance with the provisions of the UK Corporate Governance Code specified for our review by the Listing Rules.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements or our knowledge obtained during the audit:

- Directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified set out on page 95;

- Directors' explanation as to its assessment of the company's prospects, the period this assessment covers and why the period is appropriate set out on page 95;

- Director's statement on whether it has a reasonable expectation that the group will be able to continue in operation and meets its liabilities set out on page 95;

- Directors' statement on fair, balanced and understandable set out on page 144;

- Board's confirmation that it has carried out a robust assessment of the emerging and principal risks set out on page 88;

- The section of the annual report that describes the review of effectiveness of risk management and internal control systems set out on page 117; and;

- The section describing the work of the audit committee set out on page 143

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Responsibilities of directors

As explained more fully in the directors' responsibilities statement set out on page 150, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group and parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

- We obtained an understanding of the legal and regulatory frameworks that are applicable to the group and determined that the most significant are those that relate to the reporting framework (UK adopted International Accounting Standards, FRS 101, the Companies Act 2006, UK Corporate Governance Code, the US Securities and Exchange Act of 1934 and the Listing Rules of the UK Listing Authority) and relevant tax compliance regulations in the jurisdictions in which the Group operates and the EU General Data Protection Regulation (GDPR).

- We understood how RELX PLC is complying with those frameworks by making inquiries of management, internal audit, those responsible for legal and compliance procedures and the company secretary. We corroborated our enquiries through our review of Board minutes and papers provided to the Audit Committee, observations in Audit Committee meetings, as well as consideration of the results of our audit procedures across the Group.

- We assessed the susceptibility of the group's financial statements to material misstatement, including how fraud might occur by meeting the finance and operational management from various parts of the business to understand where it considered there was susceptibility to fraud. We also considered performance targets and their propensity to influence on efforts made by management to manage earnings. We considered the programmes and controls that the Group has established to address risks identified, other that otherwise prevent, deter and detect fraud; and how senior management monitors those programmes and controls. Where the risk was considered to be higher, specifically manual journal entries to revenue, we performed audit procedures to address the identified fraud risk. These procedures included testing manual journals and were designed to provide reasonable assurance that the financial statements were free from fraud or error.

- Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations. Our procedures involved journal entry testing, with a focus on manual consolidation journals and journals indicating large or unusual transactions based on our understanding of the business; enquiries of legal counsel, Group management, internal audit, business area management at all full and specific scope management; and focused testing. In addition, we completed procedures to conclude on the compliance of the disclosures in the annual report and accounts with all applicable requirements.

Any instances of non-compliance with laws and regulations were communicated by/to components and considered in our audit approach, if applicable.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

OTHER MATTERS WE ARE REQUIRED TO ADDRESS

- Following the recommendation from the audit committee we were appointed by the company on 21 April 2016 to audit the financial statements for the year ending 31 December and subsequent financial periods.

  The period of total uninterrupted engagement including previous renewals and reappointments is seven years, covering the years ending 2016 to 2022.

- The audit opinion is consistent with the additional report to the audit committee.

USE OF OUR REPORT

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Colin Brown (Senior statutory auditor)
for and on behalf of Ernst & Young LLP, Statutory Auditor
London
15 February 2023

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Consolidated income statement

FOR THE YEAR ENDED 31 DECEMBER	Note	2020 £m	2021 £m	**2022 £m**
Revenue	2	7,110	7,244	**8,553**
Cost of sales		(2,487)	(2,562)	**(3,045)**
Gross profit		4,623	4,682	**5,508**
Selling and distribution costs		(1,212)	(1,197)	**(1,385)**
Administration and other expenses		(1,901)	(1,630)	**(1,819)**
Share of results of joint ventures		15	29	**19**
Operating profit	2, 3	1,525	1,884	**2,323**
Finance income	7	3	8	**4**
Finance costs	7	(175)	(150)	**(205)**
Net finance costs		(172)	(142)	**(201)**
Disposals and other non-operating items	8	130	55	**(9)**
Profit before tax		1,483	1,797	**2,113**
Current tax		(264)	(422)	**(534)**
Deferred tax		(11)	96	**53**
Tax expense	9	(275)	(326)	**(481)**
Net profit for the year		1,208	1,471	**1,632**
Attributable to:				
Shareholders		1,224	1,471	**1,634**
Non-controlling interests		(16)	–	**(2)**
Net profit for the year		1,208	1,471	**1,632**

Earnings per share

FOR THE YEAR ENDED 31 DECEMBER		2020	2021	**2022**
Basic earnings per share				
RELX PLC	10	63.5 p	76.3 p	**85.2** p
Diluted earnings per share				
RELX PLC	10	63.2 p	75.8 p	**84.7** p

Consolidated statement of comprehensive income

FOR THE YEAR ENDED 31 DECEMBER	Note	2020 £m	2021 £m	2022 £m
Net profit for the year		1,208	1,471	**1,632**
Items that will not be reclassified to profit or loss:				
Actuarial (losses)/gains on defined benefit pension schemes	6	(155)	321	**164**
Tax on items that will not be reclassified to profit or loss	9	39	(48)	**(43)**
Total items that will not be reclassified to profit or loss		(116)	273	**121**
Items that may be reclassified subsequently to profit or loss:				
Exchange differences on translation of foreign operations		(265)	223	**427**
Fair value movements on cash flow hedges	17	(6)	10	**(18)**
Transfer to profit from cash flow hedge reserve	17	22	(9)	**(17)**
Tax on items that may be reclassified to profit or loss	9	(4)	(1)	**8**
Total items that may be reclassified to profit or loss		(253)	223	**400**
Other comprehensive (loss)/ income for the year		(369)	496	**521**
Total comprehensive income for the year		839	1,967	**2,153**
Attributable to:				
Shareholders		855	1,967	**2,155**
Non-controlling interests		(16)	–	**(2)**
Total comprehensive income for the year		839	1,967	**2,153**

Consolidated statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	Note	2020 £m	2021 £m	2022 £m
Cash flows from operating activities				
Cash generated from operations	11	2,264	2,476	**3,061**
Interest paid (including lease interest)		(179)	(119)	**(169)**
Interest received		7	1	**4**
Tax paid (net)		(496)	(342)	**(495)**
Net cash from operating activities		1,596	2,016	**2,401**
Cash flows from investing activities				
Acquisitions	11	(869)	(254)	**(394)**
Purchases of property, plant and equipment		(43)	(28)	**(36)**
Expenditure on internally developed intangible assets		(319)	(309)	**(400)**
Purchase of investments		(2)	(8)	**(66)**
Proceeds from disposals of property, plant and equipment		–	5	**–**
Gross proceeds from business disposals and sale of investments		54	220	**19**
Payments on business disposals		(25)	(30)	**(15)**
Dividends received from joint ventures		31	20	**33**
Net cash used in investing activities		(1,173)	(384)	**(859)**
Cash flows from financing activities				
Dividends paid to shareholders	13	(880)	(920)	**(983)**
Distributions to non-controlling interests		(6)	(10)	**(9)**
Decrease in short-term bank loans, overdrafts and commercial paper	11	(436)	(200)	**(101)**
Issuance of term debt	11	2,342	–	**397**
Repayment of term debt	11	(1,233)	(431)	**(35)**
Repayment of leases	11	(105)	(93)	**(79)**
Receipts in respect of subleases	11	15	17	**1**
Disposal of non-controlling interest		–	–	**(1)**
Repurchase of ordinary shares	23	(150)	–	**(500)**
Purchase of shares by Employee Benefit Trust	23	(37)	(1)	**(50)**
Proceeds on issue of ordinary shares		16	32	**26**
Net cash used in financing activities		(474)	(1,606)	**(1,334)**
(Decrease)/increase in cash and cash equivalents	11	(51)	26	**208**
Movement in cash and cash equivalents				
At start of year		138	88	**113**
(Decrease)/increase in cash and cash equivalents		(51)	26	**208**
Exchange translation differences		1	(1)	**13**
At end of year		88	113	**334**

Consolidated statement of financial position

AS AT 31 DECEMBER	Note	2021 £m	2022 £m
Non-current assets			
Goodwill	14	7,366	**8,388**
Intangible assets	14	3,304	**3,524**
Investments in joint ventures and associates	15	105	**159**
Other investments	15	107	**127**
Property, plant and equipment	16	131	**126**
Right-of-use assets	22	161	**145**
Other receivables		19	**5**
Deferred tax assets	9	210	**146**
Net pension assets	6	46	**129**
Derivative financial instruments	17	52	**11**
		11,501	**12,760**
Current assets			
Inventories and pre-publication costs	18	253	**309**
Trade and other receivables	19	1,960	**2,405**
Derivative financial instruments	17	31	**21**
Cash and cash equivalents	11	113	**334**
		2,357	**3,069**
Total assets		13,858	**15,829**
Current liabilities			
Trade and other payables	20	3,275	**4,017**
Derivative financial instruments	17	2	**33**
Debt	21	232	**870**
Taxation	9	192	**249**
Provisions		47	**18**
		3,748	**5,187**
Non-current liabilities			
Derivative financial instruments	17	12	**236**
Debt	21	5,935	**5,860**
Deferred tax liabilities	9	591	**590**
Net pension obligations	6	315	**184**
Other payables		10	**3**
Provisions		23	**15**
		6,886	**6,888**
Total liabilities		10,634	**12,075**
Net assets		3,224	**3,754**
Capital and reserves			
Share capital	23	286	**279**
Share premium		1,491	**1,517**
Shares held in treasury	23	(876)	**(414)**
Translation reserve		250	**677**
Other reserves	24	2,081	**1,717**
Shareholders' equity		3,232	**3,776**
Non-controlling interests		(8)	**(22)**
Total equity		3,224	**3,754**

The consolidated financial statements were approved by the Board of Directors and authorised for issue on 15 February 2023. They were signed on its behalf by:

N L Luff
Chief Financial Officer

Consolidated statement of changes in equity

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Shareholders' equity £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2020		286	1,443	(834)	292	979	2,166	24	2,190
Total comprehensive income for the year		–	–	–	(265)	1,120	855	(16)	839
Dividends paid	13	–	–	–	–	(880)	(880)	(6)	(886)
Issue of ordinary shares, net of expenses	23	–	16	–	–	–	16	–	16
Repurchase of ordinary shares		–	–	(87)	–	–	(87)	–	(87)
Increase in share based remuneration reserve (net of tax)		–	–	–	–	27	27	–	27
Settlement of share awards		–	–	34	–	(34)	–	–	–
Acquisitions		–	–	–	–	2	2	(2)	–
Exchange differences on translation of capital and reserves		–	–	–	–	–	–	2	2
Balance at 1 January 2021		286	1,459	(887)	27	1,214	2,099	2	2,101
Total comprehensive income for the year		–	–	–	223	1,744	1,967	–	1,967
Dividends paid	13	–	–	–	–	(920)	(920)	(10)	(930)
Issue of ordinary shares, net of expenses	23	–	32	–	–	–	32	–	32
Repurchase of ordinary shares		–	–	(1)	–	–	(1)	–	(1)
Increase in share based remuneration reserve (net of tax)		–	–	–	–	55	55	–	55
Settlement of share awards		–	–	12	–	(12)	–	–	–
Balance at 1 January 2022		**286**	**1,491**	**(876)**	**250**	**2,081**	**3,232**	**(8)**	**3,224**
Total comprehensive income for the year		–	–	–	427	1,728	2,155	(2)	2,153
Dividends paid	13	–	–	–	–	(983)	(983)	(9)	(992)
Issue of ordinary shares, net of expenses	23	–	26	–	–	–	26	–	26
Repurchase of ordinary shares		–	–	(650)	–	–	(650)	–	(650)
Purchase of shares by the employee benefit trust	23	–	–	(50)	–	–	(50)	–	(50)
Cancellation of shares	23	(7)	–	1,127	–	(1,120)	–	–	–
Increase in share based remuneration reserve (net of tax)		–	–	–	–	47	47	–	47
Settlement of share awards		–	–	35	–	(35)	–	–	–
Disposal of non-controlling interest		–	–	–	–	(1)	(1)	–	(1)
Exchange differences on translation of capital and reserves		–	–	–	–	–	–	(3)	(3)
Balance at 31 December 2022		**279**	**1,517**	**(414)**	**677**	**1,717**	**3,776**	**(22)**	**3,754**

Notes to the consolidated financial statements

for the year ended 31 December 2022

1 Basis of preparation and accounting policies

Basis of preparation

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as 'RELX'. In preparing the consolidated financial statements, subsidiaries are accounted for under the acquisition method and investments in associates and joint ventures are accounted for under the equity method. All intra-group transactions and balances are eliminated.

On acquisition of a subsidiary, or interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets acquired. Adjustments are made to bring accounting policies into line with those of the Group. The results of subsidiaries sold or acquired are included in the consolidated financial statements up to or from the date that control passes from or to the Group. Non-controlling interests in the net assets of the Group are identified separately from shareholders' equity. Non-controlling interests consist of the amount of those interests at the date of the original acquisition and the non-controlling share of changes in equity since the date of acquisition.

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the consolidated financial information for the year ended 31 December 2022. As part of the going concern assessment the directors considered the sufficiency of the group's liquidity resources, including committed credit facilities, over the 18 month period to 30 June 2024. Please refer to page 95 for further disclosure in respect of going concern.

In preparing the Group financial statements management has considered the impact of climate change, taking into account the relevant disclosures in the Strategic Report, including those made in accordance with the recommendations of the Taskforce on Climate-related Financial Disclosure. This included an assessment of assets with indefinite and long lives and how they could be impacted by measures taken to address global warming. Recognising that the Group's operations, and the use of the Group's products, have a relatively low environmental impact, no issues were identified that would impact the carrying values of such assets or have any other material impact on the financial statements.

The 2022 annual report and accounts presents multi-year data with the earliest period on the left and the latest period on the right. This aligns with the approach used in our other investor relations material and allows better understanding of multi-year trends.

Accounting policies

The Group's consolidated financial statements are prepared in accordance with UK adopted International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies under IFRS are included in the relevant notes to the consolidated financial statements. The accounting policies below are applied throughout the financial statements and are unchanged from those applied in preparing the consolidated financial statements for the year ended 31 December 2021.

Foreign exchange translation

The consolidated financial statements are presented in sterling.

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. Non-monetary assets and liabilities that are measured at historical cost in foreign currencies are translated using the exchange rate at the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement other than where hedge accounting applies, as set out on pages 189 to 194.

Assets and liabilities of foreign operations are translated at exchange rates prevailing on the statement of financial position date. Income and expense items and cash flows of foreign operations are translated at the average exchange rate for the period. Significant individual items of income and expense and cash flows in foreign operations are translated at the rate prevailing on the date of transaction. Exchange differences arising are classified as equity and transferred to the translation reserve. When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

The Group uses derivative financial instruments, primarily forward contracts, to hedge its exposure to certain foreign exchange risks. Details of the Group's accounting policies in respect of derivative financial instruments are set out on page 189.

Critical judgements and key sources of estimation uncertainty

The preparation of financial statements requires management to make judgements and estimates in the application of accounting policies used to report the financial position, results and cash flows of the Group. The actual outcome may differ to these estimates.

The critical judgements and key sources of estimation uncertainty are summarised below. Further detail is provided in the notes to the financial statements as referenced.

Critical judgements

- Capitalisation of development spend: assessing the potential value of a development project and determining the costs which are eligible for capitalisation (see note 14)

Key sources of estimation uncertainty

- Taxation: the valuation of provisions related to uncertain tax positions (see note 9)
- Defined benefit pension obligation: determining an appropriate rate at which the future pension payments are discounted, mortality and inflation assumptions (see note 6)

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

1 Basis of preparation and accounting policies (continued)

Other areas of judgement and accounting estimates
The consolidated financial statements include other areas of judgement and accounting estimates. While these do not meet the definition under IAS 1 of critical judgements or significant accounting estimates, key areas of judgement in estimating the values in use of businesses are the growth in cash flows over a forecast period of up to five years, the long-term growth rate assumed thereafter and the discount rate applied to the forecast cash flows. These calculations require the use of estimates in respect of forecast cash flows and discount rates.

■ Goodwill: The assessment of the carrying value of goodwill requires management judgement and estimation to determine the value in use of the businesses (see note 14).
■ Acquired intangible assets: Judgement is involved in identification of separate intangible assets on acquisition and estimation is required to determine future cashflows and discount rates used in valuation (see note 14).

Other significant accounting policies
The accounting policy in respect of revenue recognition is also significant in determining the financial condition and results of the Group. The application of this policy is straightforward and is included in note 2.

Standards and amendments effective for the year
The interpretations and amendments to IFRS effective for 2022 have not had a significant impact on the Group's accounting policies or reporting.

Standards, amendments and interpretations not yet effective
A number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting.

2 Revenue, operating profit and segment analysis

Accounting policy
The Group's reported segments are based on the internal reporting structure and financial information provided to the Board.

Adjusted operating profit is the key segmental profit measure used by the Group in assessing performance. Adjusted operating profit is reconciled to operating profit on page 171.

Revenue arises from the provision of products and services under contracts with customers. In all cases, revenue is recognised to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, and is recognised when the customer obtains control of the goods or service.

Revenue is stated at the transaction price, which includes allowance for anticipated discounts and returns and excludes customer sales taxes and other amounts to be collected on behalf of third-parties.

Where the goods or services promised within a contract are distinct, they are identified as separate performance obligations and are accounted for separately.

Where separate performance obligations are identified, total revenue is allocated on the basis of relative standalone selling prices or management's best estimate of relative value where standalone selling prices do not exist. Management estimates may include a cost-plus method or comparable product approach, but must be supported by objective evidence. A residual approach may be applied where it is not possible to derive a reliable management estimate for a specific component.

Our subscription and exhibition related revenue streams generally require payment in advance of the service being provided. Payment terms offered to customers are in line with the standard in the markets and geographies we operate in, and contracts do not contain significant financing components. Contracts for our transactional electronic revenue streams generally have payments that vary with volume of usage. Other than that, our contracts do not involve variable consideration.

Revenue is recognised for the various categories as follows:

■ Subscriptions – revenue comprises income derived from the periodic distribution or update of a product. Subscription revenue is generally invoiced in advance and recognised systematically over the period of the subscription. Recognition is either on a straight-line basis where the transaction involves the transfer of goods and services to the customer in a consistent manner over a specific period of time; or based on the value received by the customer where the goods and services are not delivered in a consistent manner
■ Transactional – revenue is recognised when control of the product is passed to the customer or the service has been performed. For exhibitions, revenue primarily comprises income from exhibitors and attendees at exhibitions. Exhibition revenue is recognised on occurrence of the exhibition

2 Revenue, operating profit and segment analysis (continued)

RELX is a global provider of information-based analytics and decision tools for professional and business customers. Operating in four major market segments: Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance; Legal provides legal, regulatory and business information and analytics that helps customers increase their productivity, improve decision-making and achieve better outcomes; and Exhibitions combines industry expertise with data and digital tools to help customers connect digitally and face-to-face, learn amount markets, source products and complete transactions.

ANALYSIS BY BUSINESS SEGMENT	Revenue			Adjusted operating profit		
	2020 £m	2021 £m	**2022 £m**	2020 £m	2021 £m	**2022 £m**
Risk	2,417	2,474	**2,909**	894	915	**1,078**
Scientific, Technical & Medical	2,692	2,649	**2,909**	1,021	1,001	**1,100**
Legal	1,639	1,587	**1,782**	330	326	**372**
Exhibitions	362	534	**953**	(164)	10	**162**
Sub-total	7,110	7,244	**8,553**	2,081	2,252	**2,712**
Unallocated central costs and other operating items	–	–	**–**	(5)	(42)	**(29)**
Total	7,110	7,244	**8,553**	2,076	2,210	**2,683**

Exceptional costs excluded from adjusted operating profit in 2020 are disclosed on page 171. In 2021, unallocated central costs and other operating items includes a £35m one-off charge relating to reductions in our corporate real estate footprint. In 2022, this includes a charge of £24m relating to STM incurred from exchange rate movements from the translation of working capital items such as accounts receivable and payable, and intercompany balances, into relevant functional currencies and the outcome of STM's hedging programme. The net effect of these amounts was higher in 2022 due to the extent and timing of exchange rate movements in the year and such amounts were insignificant in 2021 and 2020.

2020	Risk	Scientific, Technical & Medical	Legal	Exhibitions	Total
Revenue by geographical market					
North America	1,921	1,224	1,119	43	4,307
Europe	327	621	338	83	1,369
Rest of world	169	847	182	236	1,434
Total revenue	2,417	2,692	1,639	362	7,110
Revenue by format					
Electronic	2,387	2,326	1,422	44	6,179
Face-to-face	19	1	7	318	345
Print	11	365	210	–	586
Total revenue	2,417	2,692	1,639	362	7,110
Revenue by type					
Subscriptions	944	2,048	1,287	–	4,279
Transactional	1,473	644	352	362	2,831
Total revenue	2,417	2,692	1,639	362	7,110

2021	Risk	Scientific, Technical & Medical	Legal	Exhibitions	Total
Revenue by geographical market					
North America	1,957	1,215	1,049	100	4,321
Europe	342	602	341	187	1,472
Rest of world	175	832	197	247	1,451
Total revenue	2,474	2,649	1,587	534	7,244
Revenue by format					
Electronic	2,453	2,334	1,385	58	6,230
Face-to-face	13	2	9	476	500
Print	8	313	193	–	514
Total revenue	2,474	2,649	1,587	534	7,244
Revenue by type					
Subscriptions	989	1,970	1,255	–	4,214
Transactional	1,485	679	332	534	3,030
Total revenue	2,474	2,649	1,587	534	7,244

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

2 Revenue, operating profit and segment analysis (continued)

2022	Risk	Scientific, Technical & Medical	Legal	Exhibitions	Total
Revenue by geographical market					
North America	2,317	1,391	1,213	180	5,101
Europe*	384	614	357	445	1,800
Rest of world	208	904	212	328	1,652
Total revenue	2,909	2,909	1,782	953	8,553
Revenue by format					
Electronic	2,890	2,573	1,582	67	7,112
Face-to-face	11	5	10	886	912
Print	8	331	190	–	529
Total revenue	2,909	2,909	1,782	953	8,553
Revenue by type					
Subscriptions	1,135	2,139	1,381	–	4,655
Transactional	1,774	770	401	953	3,898
Total revenue	2,909	2,909	1,782	953	8,553

* Europe includes revenue of £544m from the United Kingdom (2021: £476m; 2020: £464m).

Over half of RELX's revenue comes from subscription arrangements, and revenue for these is generally recognised on a straight-line basis over the time period covered by the agreement, in line with the provision of services.

There are a number of multi-year contracts, mainly in Risk, where revenue is recognised on the achievement of delivery milestones or other specified performance obligations. As at 31 December 2022, the aggregate amount of the transaction price of such contracts which relates to performance obligations which have not yet been delivered was approximately £100m (2021: £95m). It is expected that revenue will be recognised in relation to this amount over the next six years.

ANALYSIS OF REVENUE BY GEOGRAPHICAL ORIGIN	2020 £m	2021 £m	2022 £m
North America	4,192	4,204	5,002
Europe	2,436	2,547	2,974
Rest of world	482	493	577
Total	7,110	7,244	8,553

Revenue by geographical origin from the United Kingdom in 2022 was £1,481m (2021: £1,248m; 2020: £1,176m).

ANALYSIS BY BUSINESS SEGMENT	Expenditure on acquired goodwill and intangible assets			Capital expenditure additions			Amortisation of acquired intangible assets			Total depreciation and other amortisation		
	2020 £m	2021 £m	2022 £m	2020 £m	2021 £m	2022 £m	2020 £m	2021 £m	2022 £m	2020 £m	2021 £m	2022 £m
Risk	822	208	155	93	83	122	192	186	204	98	93	94
Scientific, Technical & Medical	169	58	206	94	87	103	65	63	60	148	144	119
Legal	–	12	33	153	145	186	68	27	12	210	220	229
Exhibitions	6	9	–	24	24	28	51	22	20	73	30	49
Total	997	287	394	364	339	439	376	298	296	529	487	491

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets.

Amortisation of acquired intangible assets includes amounts in respect of joint ventures of £1m (2021: £1m; 2020: nil) in Exhibitions.

Depreciation and other amortisation includes depreciation on property, plant and equipment and right-of-use assets and amortisation of internally developed intangible assets and pre-publication costs.

In 2020, £38m of depreciation and other amortisation was classified as exceptional in Exhibitions. Excluding this amount gives total depreciation and other amortisation of £491m for 2020.

2 Revenue, operating profit and segment analysis (continued)

ANALYSIS OF NON-CURRENT ASSETS BY GEOGRAPHICAL LOCATION	2021 £m	2022 £m
North America	8,657	9,821
Europe	2,123	2,193
Rest of world	413	460
Total	11,193	12,474

Non-current assets held in the United Kingdom totalled £1,253m (2021: £1,299m; 2020: £1,158m). Non-current assets by geographical location exclude amounts relating to deferred tax, pension assets and derivative financial instruments.

Operating profit is reconciled to adjusted operating profit as follows:

RECONCILIATION OF OPERATING PROFIT TO ADJUSTED OPERATING PROFIT	2020 £m	2021 £m	2022 £m
Operating profit	1,525	1,884	2,323
Adjustments:			
Amortisation of acquired intangible assets	376	298	296
Acquisition-related items	(12)	21	62
Reclassification of tax in joint ventures	5	7	4
Reclassification of finance income in joint ventures	(1)	–	(2)
Exceptional costs in Exhibitions	183	–	–
Adjusted operating profit	2,076	2,210	2,683

In 2020, Exhibitions incurred exceptional costs of £183m. Of the £183m exceptional costs, £135m were cash costs, of which £25m were paid in 2022 (2021: £52m; 2020: £51m). All costs were included within administration and other expenses in the income statement.

Acquisition-related items in 2021 included a gain of £27m from the revaluation of a put and call option arrangement relating to a non-controlling interest in a subsidiary within Legal.

The share of post-tax results of joint ventures of £19m (2021: £29m; 2020: £15m) included in operating profit comprised £10m (2021: £19m; 2020: £10m) relating to Exhibitions, £7m (2021: £6m; 2020: £4m;) relating to Legal and £2m (2021: £4m; 2020: £1m) relating to Risk.

3 Operating expenses

Operating profit is stated after charging/(crediting) the following:

	Note	2020 £m	2021 £m	2022 £m
Total staff costs	5	2,555	2,549	2,906
Depreciation and amortisation				
Amortisation of acquired intangible assets	14	376	297	294
Share of joint ventures' amortisation of acquired intangible assets		–	1	2
Amortisation of acquired intangible assets including joint ventures' share		376	298	296
Amortisation of internally developed intangible assets	14	319	295	309
Depreciation of property, plant and equipment	16	60	52	47
Depreciation of right-of-use assets		88	80	63
Pre-publication amortisation		62	60	72
Total depreciation and other amortisation	2	529	487	491
Total depreciation and amortisation (including amortisation of acquired intangibles)		905	785	787
Other expenses and income				
Cost of sales including pre-publication costs and inventory expenses		2,487	2,562	3,045
Short-term and low value lease expenses		21	21	19
Operating lease rentals income		(1)	(1)	(1)

The amortisation of acquired intangible assets is included within administration and other expenses. In 2020, £38m of depreciation and other amortisation was classified as exceptional in Exhibitions. Excluding this amount gives a total depreciation and other amortisation of £491m for 2020.

4 Auditor's remuneration

	2020 £m	2021 £m	**2022** **£m**
Auditor's remuneration			
Payable to the auditors of RELX PLC	0.9	0.9	**0.9**
Payable to the auditors of the Group's subsidiaries	8.3	7.7	**8.2**
Audit services	9.2	8.6	**9.1**
Audit-related assurance services	0.8	0.5	**0.6**
Total auditor's remuneration	10.0	9.1	**9.7**

Amounts payable to the auditors of the Group's subsidiaries include amounts for the audit of internal controls over financial reporting in accordance with the US Sarbanes-Oxley Act. The increase in the 2022 audit fee is mainly due to foreign exchange movements. The previously reported 2021 fees paid to EY for audit services have been revised to include additional amounts for expenses incurred and final fees for statutory audits which took place subsequent to the audit of the RELX consolidated accounts.

5 Personnel

Accounting policy
Share based remuneration
The fair value of share based remuneration is determined at the date of grant and recognised as an expense in the income statement on a straight-line basis over the vesting period, taking account of the estimated number of shares that are expected to vest. Market based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of shares expected to vest. The fair value of share based remuneration is determined by use of a binomial or Monte Carlo simulation model as appropriate. All of the Group's share based remuneration is equity settled.

	Note	2020 £m	2021 £m	**2022** **£m**
Staff costs				
Wages and salaries		2,173	2,157	**2,453**
Social security costs		232	214	**257**
Pensions	6	125	133	**150**
Share based remuneration		25	45	**46**
Total staff costs		2,555	2,549	**2,906**

The Group provides a number of share based remuneration schemes to directors and employees. The principal share based remuneration schemes are the Executive Share Option Schemes (ESOS), the Long-Term Incentive Plan (LTIP) and the Retention Share Plan (RSP). Share options granted under ESOS are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the respective shares at the date of grant. Conditional shares granted under LTIP and RSP are exercisable after three years for nil consideration if conditions are met. Other awards principally relate to all employee share based saving schemes in the UK and the Netherlands. Further details are provided in the Remuneration Report on pages 121 to 142.

NUMBER OF PEOPLE EMPLOYED: FULL-TIME EQUIVALENTS*	At 31 December			Average during the year		
	2020	2021	**2022**	2020	2021	**2022**
Business segment						
Risk	9,700	10,000	**10,800**	9,600	9,800	**10,400**
Scientific, Technical & Medical	8,600	8,700	**9,500**	8,300	8,600	**9,300**
Legal	10,400	10,500	**11,300**	10,500	10,300	**10,900**
Exhibitions	3,700	3,500	**3,300**	4,200	3,600	**3,300**
Sub-total	32,400	32,700	**34,900**	32,600	32,300	**33,900**
Corporate/shared functions	800	800	**800**	800	800	**800**
Total	33,200	33,500	**35,700**	33,400	33,100	**34,700**
Geographical location						
North America	14,200	14,000	**14,900**	14,200	13,900	**14,500**
Europe	9,500	9,300	**9,800**	9,600	9,400	**9,500**
Rest of world	9,500	10,200	**11,000**	9,600	9,800	**10,700**
Total	33,200	33,500	**35,700**	33,400	33,100	**34,700**

* Reported to the nearest 100.

The number of UK full-time equivalents as at 31 December 2022 was 5,800 (2021: 5,400; 2020: 5,400) and the average during the year was 5,600 (2021: 5,400; 2020: 5,400).

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

6 Pension schemes

Accounting policy
The expense of defined benefit pension schemes and other post-retirement employee benefits is determined using the projected unit credit method and charged in the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of comprehensive income in the period in which they occur.

Past service costs and credits are recognised immediately at the earlier of when plan amendments or curtailments occur and when related restructuring costs or termination benefits are recognised. Settlements are recognised when they occur.

Net pension obligations in respect of defined benefit schemes are included in the statement of financial position at the present value of scheme liabilities, less the fair value of scheme assets. Where schemes are in surplus, i.e. assets exceed liabilities, the net pension assets are separately included in the statement of financial position. Any net pension asset is limited to the extent that the asset is recoverable.

The expense of defined contribution pension schemes and other employee benefits is charged in the income statement as incurred.

At 31 December 2022, the Group operates defined benefit pension schemes in the UK and the US. These schemes require management to exercise judgement in: estimating the ultimate cost of providing post-employment benefits, especially given the length of each scheme's liabilities and; for funded schemes in an accounting surplus position, whether the surplus can be recognised.

Key source of estimation uncertainty
Accounting for defined benefit pension schemes involves judgement and estimation about uncertain events, including the life expectancy of the members, inflation and the rate at which the future pension payments are discounted. Estimates for these factors are used in determining the pension cost and liabilities reported in the financial statements. The estimates made around future developments of each of the critical assumptions are made in conjunction with independent actuaries. Each scheme is subject to a periodic review by independent actuaries. The discount rate, inflation rate and mortality assumptions may have a material effect in determining the defined benefit pension obligation and costs which are reported in the financial statements. Information regarding the more significant assumptions used for valuation is provided below, together with a sensitivity analysis.

A number of pension schemes are operated around the world. The largest defined benefit schemes as at 31 December 2022 were in the UK and the US, and are summarised below.

Major defined benefit schemes in place at 31 December 2022
The UK scheme is a final salary scheme and is closed to new hires. Members accrue a portion of their final pensionable earnings based on the number of years of service. The US scheme is a cash balance scheme and was closed to future accruals effective 1 January 2019.

Each of the major defined benefit schemes is administered by a separate fund that is legally separated from the Group. The trustees of the pension funds in the UK and plan fiduciaries of the US scheme are required by law to act in the interest of the funds' beneficiaries. In the UK, the trustees of the pension fund are responsible for the investment policy with regard to the assets of the fund. The board of trustees consists of an equal number of company-appointed and member-nominated Directors. In the US, the fiduciary duties for the scheme are allocated between committees which are staffed by senior employees of the Group; the investment committee has the primary responsibility for the investment and management of plan assets. The funding of the Group's major schemes reflects the different rules within each jurisdiction.

In the UK, the level of funding is determined by statutory triennial actuarial valuations in accordance with pensions legislation. Where the scheme falls below 100% funded status, the Group and the scheme trustees must agree on how the deficit is to be remedied. The UK Pensions Regulator has significant powers and sets out in codes and guidance the parameters for scheme funding. As a result of the 2021 triennial valuation, the Group's remaining deficit funding contributions to the scheme over the period 2023 to 2024 are £76m.

The US scheme has an annual statutory valuation which forms the basis for establishing the employer contribution each year (subject to ERISA and IRS minimums). Should the statutory funded status fall to below 100%, the US Pension Protection Act requires the deficit to be rectified with additional contributions over a seven-year period. The US scheme's funded status is in excess of 100%.

Employer cash contributions to defined benefit pension schemes in respect of 2023 are expected to be approximately £63m including a £50m pension deficit funding contribution relating to the UK scheme recovery plan.

The pension expense (excluding interest amounts) recognised in the income statement consists of:

	2020 £m	2021 £m	**2022 £m**
Defined benefit pension expense	11	24	**19**
Defined contribution pension expense	114	109	**131**
Total	125	133	**150**

£150m (2021: £133m; 2020: £125m) of the total pension cost is recognised within operating profit.

6 Pension schemes (continued)

The amounts recognised in the income statement in respect of defined benefit pension schemes during the year are presented by major scheme as follows:

	2020			2021			2022		
	UK £m	US £m	Total £m	UK £m	US £m	Total £m	**UK £m**	**US £m**	**Total £m**
Service cost	21	3	24	21	3	24	**16**	**3**	**19**
Settlement and past service credits	–	(13)	(13)	–	–	–	**–**	**–**	**–**
Defined benefit pension expense	21	(10)	11	21	3	24	**16**	**3**	**19**
Net interest on net defined benefit obligation	9	1	10	8	1	9	**4**	**1**	**5**
Net defined benefit pension expense	30	(9)	21	29	4	33	**20**	**4**	**24**

In 2020, the past service credit relates to changes to the US scheme allowing in-service distributions to be made.

Net interest on net defined benefit pension scheme liabilities is presented within net finance costs in the income statement.

The significant valuation assumptions, determined for each major scheme in conjunction with the respective independent actuaries, are presented below. The net defined benefit pension expense for each year is based on the assumptions and scheme valuations set at 31 December of the prior year.

AS AT 31 DECEMBER	2020		2021		2022	
	UK	US	UK	US	**UK**	**US**
Discount rate	1.45%	2.45%	1.95%	2.80%	**4.90%**	**5.35%**
Inflation	2.80%	2.50%	3.30%	2.50%	**3.20%**	**2.50%**

Discount rates are set by reference to high-quality corporate bond yields.

Mortality assumptions make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics. The average life expectancy assumptions are set out below:

AS AT 31 DECEMBER 2022	Male average life expectancy		Female average life expectancy	
	UK	US	UK	US
Member currently aged 60 years	85	86	89	88
Member currently aged 45 years	87	86	90	89

6 Pension schemes (continued)

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2021			2022		
	UK £m	US £m	Total £m	**UK £m**	**US £m**	**Total £m**
Defined benefit obligation						
At start of year	(4,668)	(1,062)	(5,730)	**(4,629)**	**(992)**	**(5,621)**
Service cost	(21)	(3)	(24)	**(16)**	**(3)**	**(19)**
Interest on pension scheme liabilities	(67)	(25)	(92)	**(89)**	**(29)**	**(118)**
Actuarial gain on financial assumptions	155	38	193	**1,809**	**224**	**2,033**
Actuarial loss arising from experience assumptions	(152)	(1)	(153)	**(81)**	**(7)**	**(88)**
Contributions by employees	(9)	–	(9)	**(8)**	**–**	**(8)**
Benefits paid	133	69	202	**127**	**54**	**181**
Exchange translation differences	–	(8)	(8)	**–**	**(112)**	**(112)**
At end of year	(4,629)	(992)	(5,621)	**(2,887)**	**(865)**	**(3,752)**
Fair value of scheme assets						
At start of year	4,076	1,077	5,153	**4,390**	**1,007**	**5,397**
Interest income on plan assets	59	24	83	**85**	**28**	**113**
Return on assets excluding amounts included in interest income	318	(39)	279	**(1,573)**	**(247)**	**(1,820)**
Contributions by employer	61	6	67	**69**	**6**	**75**
Contributions by employees	9	–	9	**8**	**–**	**8**
Benefits paid	(133)	(69)	(202)	**(127)**	**(54)**	**(181)**
Exchange translation differences	–	8	8	**–**	**114**	**114**
At end of year	4,390	1,007	5,397	**2,852**	**854**	**3,706**
Opening net balance	(592)	15	(577)	**(239)**	**15**	**(224)**
Service cost	(21)	(3)	(24)	**(16)**	**(3)**	**(19)**
Net interest on net defined benefit obligation	(8)	(1)	(9)	**(4)**	**(1)**	**(5)**
Contributions by employer	61	6	67	**69**	**6**	**75**
Actuarial gains/(losses)	321	(2)	319	**155**	**(30)**	**125**
Exchange translation differences	–	–	–	**–**	**2**	**2**
Net pension balance	(239)	15	(224)	**(35)**	**(11)**	**(46)**
Impact of asset ceiling	(3)	(42)	(45)	**(5)**	**(4)**	**(9)**
Overall net pension balance	(242)	(27)	(269)	**(40)**	**(15)**	**(55)**

As at 31 December 2022, the defined benefit obligations comprised £3,569m (2021: £5,360m) in relation to funded schemes and £183m (2021: £261m) in relation to unfunded schemes.

The weighted average duration of defined benefit scheme liabilities is 15 years in the UK (2021: 19 years) and 9 years in the US (2021: 11 years). Net deferred tax assets of £14m (2021: £68m) are recognised in respect of the net pension balance.

A net pension asset has been recognised in relation to the UK and US funded scheme after considering the guidance in IAS 19 – Employee Benefits and IFRIC 14. The UK funded scheme moved into a surplus position for the first time at the interim reporting date of 30 June 2022. The split between net pension obligations and net pension assets is as follows:

	2021 £m	**2022 £m**
Net pension asset recognised	46	**129**
Net pension obligation	(315)	**(184)**
Overall net pension balance	(269)	**(55)**

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

6 Pension schemes (continued)

Amounts recognised in the statement of comprehensive income are set out below:

	2020 £m	2021 £m	2022 £m
Gains and losses arising during the year:			
Experience gains/(losses) on scheme liabilities	47	(153)	**(88)**
Experience gains/(losses) on scheme assets	426	279	**(1,820)**
Actuarial (losses)/gains on the present value of scheme liabilities due to changes in:			
– discount rates	(671)	463	**2,000**
– inflation	127	(290)	**32**
– other actuarial assumptions	(47)	20	**1**
	(118)	319	**125**
Net cumulative losses at start of year	(828)	(946)	**(627)**
Net cumulative losses at end of year	(946)	(627)	**(502)**

In addition, a gain of £39m (2021: £2m) is recognised in the statement of comprehensive income in relation to the asset ceiling. As at 31 December 2022, the impact of the asset ceiling on the overall net pension obligation is £9m (2021: £45m). In 2022 there was a £4m (2021: nil) foreign exchange gain on the asset ceiling.

The major categories and fair values of scheme assets at the end of the reporting period are as follows:

FAIR VALUE OF SCHEME ASSETS	2021			2022		
	UK £m	US £m	Total £m	**UK £m**	**US £m**	**Total £m**
Equities	1,595	5	1,600	**272**	**4**	**276**
Liability matching assets	1,704	977	2,681	**899**	**802**	**1,701**
Property funds and ground leases	743	–	743	**651**	**–**	**651**
Direct lending	208	–	208	**241**	**–**	**241**
Cash and cash equivalents	127	25	152	**788**	**17**	**805**
Other	13	–	13	**1**	**31**	**32**
Total	4,390	1,007	5,397	**2,852**	**854**	**3,706**

Included within liability matching assets of the UK scheme are asset backed securities totalling £375m (2021: £593m), other credit assets of £199m (2021: £205m) and government bonds totalling £1,721m (2021: £1,715m) offset by interest rate swaps of £115m (2021: £2m) and short-term sale and repurchase agreements totalling £1,284m (2021: £808m) whereby the UK scheme funds the purchase of government bonds using existing bonds as security.

Assets and obligations associated with the schemes are sensitive to changes in the market values of assets and the market-related assumptions used to value scheme liabilities. In particular, adverse changes to asset values, discount rates or inflation could increase future pension costs and funding requirements.

Typically, the Group's schemes are exposed to: investment risks, whereby actual rates of return on plan assets may be below those rates used to determine the defined benefit obligations; and interest rate risks, whereby scheme deficits may increase if bond yields in the UK and the US decline and are not offset by returns in liability matching and other assets. The schemes are also exposed to other risks, such as unanticipated future increases in member longevity patterns and inflation, all potentially leading to an increase in scheme liabilities.

Investment policies of each scheme are intended to ensure continuous payment of defined benefit pensions in the short term and long term. Efforts are made to limit risks on marketable securities by adopting investment policies that diversify assets across geographies and among equities, liability matching assets, property funds, cash and other assets. Asset allocations are dependent on a variety of factors including the duration of scheme liabilities and the funded position of the plan. The primary UK scheme uses a liability driven investment (LDI) approach for part of the portfolio, investing primarily in government bonds so that the value of scheme assets change in the same way as the scheme's liabilities and achieve a matching effect for the most significant plan liability assumptions of interest rates and inflation rates.

All equities and bonds have quoted prices in active markets.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

6 Pension schemes (continued)

Sensitivity analysis

The valuation of the Group's pension scheme liabilities involves significant actuarial assumptions, being the life expectancy of the members, inflation and the rate at which the future pension payments are discounted. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and life expectancies that are reasonably possible would have the following approximate effects on the defined benefit pension obligations:

	£m
Increase/decrease of 0.5% in discount rate	**225**
Increase/decrease of 0.25% in the expected inflation rate	**64**
Increase/decrease of one year in assumed life expectancy	**95**

The above analysis has been calculated on the same basis used to determine the defined benefit obligation recognised in the statement of financial position. There has been no change in the methods used to prepare the analysis compared with prior years. This sensitivity analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that changes in the above assumptions would occur in isolation as some of the assumptions may be correlated.

7 Net finance costs

Accounting policy

Interest on borrowings is expensed as incurred. The cost of issuing borrowings is generally expensed over the period of borrowing so as to produce a constant periodic rate of charge.

	2020 £m	2021 £m	**2022 £m**
Interest on short-term bank loans, overdrafts and commercial paper	(17)	(11)	**(19)**
Interest on term debt	(122)	(106)	**(157)**
Interest on lease liabilities	(12)	(8)	**(6)**
Total borrowing costs	(151)	(125)	**(182)**
Losses on loans and derivatives not designated as hedges	(13)	(16)	**(9)**
Fair value losses on designated fair value hedge relationships	–	–	**(9)**
Net financing charge on defined benefit pension schemes and other	(11)	(9)	**(5)**
Finance costs	**(175)**	**(150)**	**(205)**
Interest on bank deposits	2	1	**4**
Interest income on net finance lease receivables	1	–	**–**
Fair value gains on designated fair value hedge relationships	–	7	**–**
Finance income	**3**	**8**	**4**
Net finance costs	**(172)**	**(142)**	**(201)**

Gains of £2m (2021: losses of £1m; 2020: gains of £3m) on derivatives designated as cash flow hedges were recognised in other comprehensive income and accumulated in the hedge reserve, and may be reclassified to the income statement in future periods. Losses of £1m (2021: nil; 2020: £4m) in total were transferred from the hedge reserve in the period.

8 Disposals and other non-operating items

Accounting policy

Assets of businesses that are available for immediate sale in their current condition and for which a sales process is considered highly probable to complete are classified as assets held for sale and are carried at the lower of carrying value and fair value less costs to sell. Fair value is based on anticipated disposal proceeds, typically derived from firm or indicative offers from potential acquirers. Non-current assets are not amortised or depreciated following their classification as held for sale. Liabilities of businesses held for sale are also separately classified on the statement of financial position. Fair value movements in the venture capital portfolio are reported within disposals and other items – see note 15.

	2020 £m	2021 £m	**2022 £m**
Revaluation of investments	151	16	**9**
(Loss)/gain on disposal of businesses and assets held for sale	(21)	39	**(18)**
Net gain/(loss) on disposals and other non-operating items	**130**	**55**	**(9)**

The revaluation of investments relates mainly to venture fund investments, further details of which are provided in note 15.

During the year, net proceeds of £9m were received on the disposal of venture fund investments. In 2021, an investment in Palantir Technologies Inc which was valued at £173m on 31 December 2020 was disposed of in February 2021 for gross proceeds of £187m.

9 Taxation

Accounting policy

Tax expense comprises current and deferred tax. Current and deferred tax are charged or credited in the income statement except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, outside the income statement (either in other comprehensive income, directly in equity, or through a business combination), in which case the tax appears in the same statement as the transaction that gave rise to it.

Current tax is the amount of corporate income taxes expected to be payable or recoverable based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the date of the statement of financial position. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Current tax includes amounts provided in respect of uncertain tax positions when management expects that, upon examination of the uncertainty by a tax authority in possession of all relevant knowledge, it is more likely than not that an economic outflow will occur. Changes in facts and circumstances underlying these provisions are reassessed at the date of each statement of financial position, and the provisions are remeasured as required to reflect current information.

Deferred tax is recognised on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax liabilities are generally recognised for all taxable temporary differences but not recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised, and are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. The availability of suitable taxable profit is considered probable when an entity has taxable temporary differences (i.e. deferred tax liabilities) relating to the same taxation authority and the same taxable entity, that are expected to reverse in the same period as the deductible temporary difference or unused tax losses or credit.

Deferred tax assets and liabilities are not recognised in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax is not discounted.

When the acquisition of an asset qualifies to be accounted for as a business combination, deferred tax is generally required to be recognised on the difference between the tax base and the book base of the assets and liabilities acquired and assumed. The assets acquired often include identifiable intangible assets as well as goodwill. In many jurisdictions, the manner in which a business combination is effected will impact the tax deductibility and therefore the deferred tax recognised in relation to such intangibles and goodwill.

In an 'asset acquisition', where the buyer acquires the trade and assets of a business, there is often a tax deduction available for the amortisation of the identifiable intangible assets and sometimes for the goodwill. In this situation, deferred tax is recognised on the difference between the tax base and the book base of the assets.

In a 'share acquisition', where the buyer acquires the share capital of a legal entity that continues to own the trade and assets, tax deductions for amortisation are usually not available. Intangibles which do not qualify for tax deductions therefore give rise to a deferred tax liability. However, deferred tax liabilities are not recognised on temporary differences that arise from goodwill where that is not deductible for tax purposes.

Key source of estimation uncertainty

The Group is subject to tax in numerous jurisdictions, giving rise to complex tax issues. As a multinational enterprise, our tax returns in the countries in which we operate are subject to tax authority audits as a matter of routine. While the Group is confident that tax returns are appropriately prepared and filed, amounts are provided in respect of uncertain tax positions that reflect the risk with respect to tax matters under active discussion with tax authorities, or which are otherwise considered to involve uncertainty.

The valuation of provisions required in relation to uncertain tax positions involves estimation. Provisions against uncertain tax positions are measured using one of the following methods, depending on which of the methods management expects will better predict the amount it will pay over to the tax authority:

- The Single Best Estimate – where there is a single outcome that is more likely than not to occur. This will happen, for example, where the tax outcome is binary (such as whether an entity can deduct an item of expenditure) or the range of possible outcomes is narrow or concentrated on a single value. The most likely outcome may be that no tax is expected to be payable, in which case the provision is nil; or

- A Probability-Weighted Expected Value – where, on the balance of probabilities, something will be paid to the tax authority but the possible outcomes are widely dispersed with low individual probabilities (i.e. there is no single outcome more likely than not to occur). In this case, the provision is the sum of the probability-weighted amounts in the range.

9 Taxation (continued)

In assessing provisions against uncertain tax positions, management uses in-house tax experts, professional firms and previous experience to inform the evaluation of risk. However, it remains possible that uncertainties will ultimately be resolved at amounts greater or smaller than the liabilities recorded.

In particular, although we report cross-border transactions undertaken between Group subsidiaries on an arm's-length basis in tax returns in accordance with OECD guidelines, transfer pricing relies on the exercise of judgement and it is frequently possible for there to be a range of legitimate and reasonable views. This means that it is impossible to be certain that the returns basis will be sustained on examination. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing in a number of our major trading jurisdictions. Although the timing and amount of final resolution of these uncertain tax positions cannot be reliably predicted, no significant impact on the results of the Group is expected in the next year or foreseeable future.

Estimation of income taxes also includes assessments of the recoverability of deferred tax assets, consistent with the Group's forecasts and annual strategy plan used in the preparation of the annual report and accounts. Deferred tax assets are only recognised to the extent that they are considered recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The recoverability of these assets is reassessed at the end of each reporting period, and changes in recognition of deferred tax assets will affect the tax liability in the period of that reassessment.

	2020 £m	2021 £m	2022 £m
Current tax			
United Kingdom	(80)	(46)	**(102)**
Rest of world	(184)	(376)	**(432)**
Total current tax charge	(264)	(422)	**(534)**
Deferred tax	(11)	96	**53**
Tax expense	(275)	(326)	**(481)**

Cash tax paid (net) in the year was £495m (2021: £342m; 2020: £496m), which is different to the tax expense for the year set out above.

There are a number of reasons why the cash tax payments in a particular year will be different from the tax expense in the accounts:

- Tax payments relating to a particular year's profits are typically due partly in the year and partly in the following year. In 2020 there was an acceleration of instalment payments in the UK.
- Tax expense includes deferred tax, an accounting adjustment where an item is included in the income statement in one year but is taxed in another year. The acquisition of intangible assets often results in deferred tax liabilities, the unwind of which does not result in tax payments.
- Current tax expense is the best estimate at the end of the period of cash tax expected to be paid. To the extent the final tax liability is different, any cash tax impact will occur in a later period.
- Some of the benefits of tax deductions related to share based payments, pensions and hedging are credited to equity or other comprehensive income rather than to tax expense.

Set out below is a reconciliation of the difference between tax expense for the period and the theoretical expense calculated by multiplying accounting profit by the applicable tax rate.

We believe the most meaningful applicable rate is that obtained by multiplying the accounting profits and losses of all consolidated entities by the applicable domestic rate in each of those entities' jurisdictions.

The net tax expense charged on profit before tax differs from the theoretical amount that would arise using the weighted average of tax rates applicable to accounting profits and losses of the consolidated entities, as follows:

	2020 £m	2020 %	2021 £m	2021 %	2022 £m	2022 %
Profit before tax	1,483		1,797		**2,113**	
Tax at average applicable rates	(331)	22.3 %	(418)	23.3 %	**(498)**	**23.6 %**
Tax effect of share of results of joint ventures	3	(0.2)%	6	(0.3)%	**3**	**(0.1)%**
Income not taxable and expenses not deductible	18	(1.2)%	24	(1.4)%	**21**	**(1.0)%**
Non-deductible costs of share based remuneration	(2)	0.1 %	(2)	0.1 %	**(1)**	**0.0 %**
Non-deductible disposal-related gains and losses	(2)	0.1 %	1	(0.1)%	**(2)**	**0.1 %**
Deferred tax assets of the period not recognised	(19)	1.3 %	(8)	0.4 %	**(17)**	**0.8 %**
Change in recognition and measurement of deferred tax	14	(0.9)%	25	(1.4)%	**5**	**(0.2)%**
Movements in provisions and prior year items	44	(3.0)%	46	(2.5)%	**8**	**(0.4)%**
Tax expense	(275)	18.5 %	(326)	18.1 %	**(481)**	**22.8 %**

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

9 Taxation (continued)

The weighted average applicable tax rate for the year was 23.6% (2021: 23.3%; 2020: 22.3%), reflecting the applicable rates in the countries where the Group operates. The Group's future tax charge will be sensitive to the geographic mix of profits and losses and the tax rates and laws in force in the jurisdictions in which we operate.

In the US, the Inflation Reduction Act enacted in August 2022 introduced a corporate alternative minimum tax. Based on initial guidance, this is not expected to have any material impact on the Group. We will continue to monitor developments.

In the UK, an increase in the corporation tax rate from 19% to 25% from April 2023 was enacted in 2021. In the Netherlands, an increase in the corporation tax rate from 25% to 25.8% from 2022 and changes to loss recognition rules were also enacted in 2021. In total, the deferred tax effect of changes in tax rates for the year was a tax credit of £3m (2021: £8m; 2020: £14m) in the income statement.

The effective tax rate of 22.8% (2021: 18.1%; 2020: 18.5%) was lower than the weighted average applicable rate of 23.6%. Income not taxable and expenses not deductible include a credit of £13m (2021: £15m; 2020: £16m) relating to research and development and nil (2021: £7m; 2020: £19m) relating to the revaluation of a put and call option arrangement. In 2021, the change in recognition and measurement of deferred tax includes the deferred tax effect of tax rate increases in the UK and the Netherlands of £8m and changes to loss recognition rules in the Netherlands of £15m. In 2020 and 2021, there were tax credits arising from the substantial resolution of prior year tax matters.

The following tax has been recognised in other comprehensive income or directly in equity during the year:

	2020 £m	2021 £m	2022 £m
Tax on items that will not be reclassified to profit or loss			
Tax on actuarial movements on defined benefit pension schemes	39	(48)	**(43)**
Tax on items that may be reclassified to profit or loss			
Tax on fair value movements on cash flow hedges	(4)	(1)	**8**
Net tax (charge)/credit recognised in other comprehensive income	35	(49)	**(35)**
Tax credit on share based remuneration recognised directly in equity	5	12	**–**

The £43m tax charge (2021: £48m) on actuarial movements on defined benefit pension schemes includes a £2m tax charge (2021: £13m tax credit) reflecting the revaluation of pension related deferred tax balances to the UK corporation tax rate of 25% (previously 19%) enacted in 2021.

	2021 £m	2022 £m
Current tax assets	10	**15**
Current tax liabilities	(192)	**(249)**
Total	(182)	**(234)**

Current tax assets and liabilities are net amounts in countries where there is a legally enforceable right to offset assets and liabilities on a net basis.

The Group maintained provisions for uncertain tax positions. The total carrying amount of these provisions of £239m (2021: £228m) is comprised of a number of individually immaterial amounts. It is not expected that any resolution of the matters to which the provisions relate, or changes in assumptions relating to the provisions, will have a material impact on the Group's financial results in the next year.

	2021 £m	2022 £m
Deferred tax assets	210	**146**
Deferred tax liabilities	(591)	**(590)**
Total	(381)	**(444)**

9 Taxation (continued)

Movements in deferred tax liabilities and assets (before taking into consideration the offsetting of balances within the same jurisdiction) are summarised as follows:

	Deferred tax liabilities		Deferred tax assets				
	Acquired intangible assets £m	Other temporary differences £m	Acquired intangible assets £m	Tax losses carried forward £m	Pension balances £m	Other temporary differences £m	Total £m
Deferred tax (liability)/asset at 1 January 2021	(710)	(283)	174	99	125	200	(395)
Credit/(charge) to profit	53	86	(9)	4	(8)	(30)	96
(Charge)/credit to equity/other comprehensive income	–	–	–	–	(48)	7	(41)
Acquisitions	(33)	–	–	6	–	–	(27)
Exchange translation differences	(4)	1	(8)	(2)	(1)	–	(14)
Deferred tax (liability)/asset at 1 January 2022	**(694)**	**(196)**	**157**	**107**	**68**	**177**	**(381)**
Credit/(charge) to profit	**62**	**20**	**(30)**	**(17)**	**(10)**	**28**	**53**
(Charge)/credit to equity/other comprehensive income	**–**	**(32)**	**–**	**–**	**(10)**	**3**	**(39)**
Acquisitions	**(32)**	**–**	**–**	**19**	**–**	**–**	**(13)**
Exchange translation differences	**(71)**	**(23)**	**5**	**9**	**1**	**15**	**(64)**
Deferred tax (liability)/asset at 31 December 2022	**(735)**	**(231)**	**132**	**118**	**49**	**223**	**(444)**

The closing deferred tax liability balance of other temporary differences includes those relating to capitalised development costs of £165m (2021: £161m) and pension surplus of £32m (2021: nil). The closing deferred tax asset balance of other temporary differences includes those relating to accruals and provisions of £118m (2021: £92m), share based remuneration provisions of £41m (2021: £41m) and intercompany interest of £14m (2021: £13m).

As a result of exemptions on dividends from subsidiaries and capital gains on disposal there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and interests in joint arrangements.

While a number of entities in Exhibitions suffered losses due to the impact of Covid-19 over the last few years, in no individual country were they material. Following the return to profitability in the Exhibitions business, it is expected that the remaining trading losses will be substantially utilised in the next year. Other deferred tax assets have been recognised including for losses in the US and Netherlands, the majority of which are expected to have been utilised by 2031.

Deferred tax assets in respect of tax losses and other deductible temporary differences have only been recognised to the extent that it is more likely than not that sufficient taxable profits will be available to allow the asset to be recovered.

Tax losses and temporary differences for which no deferred tax asset was recognised:

	2021		2022	
	£m Gross amount	£m Tax effected	£m Gross amount	£m Tax effected
Trading losses and temporary differences expiring				
Within 10 years	100	29	**123**	**35**
More than 10 years	–	–	**1**	**–**
Available indefinitely	187	50	**208**	**58**
Total	287	79	**332**	**93**
State and local tax losses expiring				
Within 10 years	27	2	**19**	**1**
More than 10 years	46	4	**89**	**6**
Available indefinitely	–	–	**–**	**–**
Total	73	6	**108**	**7**
Capital losses expiring				
Within 10 years	–	–	**–**	**–**
More than 10 years	–	–	**–**	**–**
Available indefinitely	22	5	**22**	**5**
Total	22	5	**22**	**5**

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

10 Earnings per share

> **Accounting policy**
>
> Earnings per share (EPS) is calculated by taking the reported net profit attributable to shareholders and dividing this by the total weighted average number of shares.
>
> The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.
>
> Adjusted earnings per share is calculated by dividing adjusted net profit attributable to RELX PLC shareholders by the total weighted average number of shares.

EARNINGS PER SHARE – FOR THE YEAR ENDED 31 DECEMBER

	2020			2021			2022		
	Net profit attributable to shareholders £m	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to shareholders £m	Weighted average number of shares (millions)	EPS (pence)	**Net profit attributable to shareholders £m**	**Weighted average number of shares (millions)**	**EPS (pence)**
Basic earnings per share	1,224	1,926.2	63.5 p	1,471	1,928.0	76.3 p	**1,634**	**1,918.5**	**85.2p**
Diluted earnings per share	1,224	1,937.8	63.2 p	1,471	1,939.4	75.8 p	**1,634**	**1,929.3**	**84.7p**

ADJUSTED EARNINGS PER SHARE

	2020			2021			2022		
	Adjusted net profit attributable to shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	**Adjusted net profit attributable to shareholders £m**	**Weighted average number of shares (millions)**	**Adjusted EPS (pence)**
Adjusted earnings per share	1,543	1,926.2	80.1p	1,689	1,928.0	87.6p	**1,961**	**1,918.5**	**102.2p**

RECONCILIATION OF ADJUSTED NET PROFIT ATTRIBUTABLE TO RELX PLC SHAREHOLDERS

2020	Pre-tax adjustment £m	Tax on adjustment £m	**Total £m**
Net profit attributable to shareholders			**1,224**
Adjustments:			
Amortisation of acquired intangible assets	360	35	**395**
Other deferred tax credits from intangible assets*	–	(78)	**(78)**
Acquisition-related items	(12)	(6)	**(18)**
Net interest on net defined benefit pension obligation and other	11	(2)	**9**
Disposals and other non-operating items	(130)	3	**(127)**
Exceptional costs in Exhibitions	183	(45)	**138**
Adjusted net profit attributable to shareholders			1,543

2021	Pre-tax adjustment £m	Tax on adjustment £m	**Total £m**
Net profit attributable to shareholders			**1,471**
Adjustments:			
Amortisation of acquired intangible assets	294	22	**316**
Other deferred tax credits from intangible assets*	–	(61)	**(61)**
Acquisition-related items	21	(11)	**10**
Net interest on net defined benefit pension obligation and other	9	(2)	**7**
Disposals and other non-operating items	(55)	1	**(54)**
Adjusted net profit attributable to shareholders			**1,689**

2022	Pre-tax adjustment £m	Tax on adjustment £m	**Total £m**
Net profit attributable to shareholders			**1,634**
Adjustments:			
Amortisation of acquired intangible assets	296	30	**326**
Other deferred tax credits from intangible assets*	–	(64)	**(64)**
Acquisition-related items	62	(13)	**49**
Net interest on net defined benefit pension obligation and other	5	(1)	**4**
Disposals and other non-operating items	9	3	**12**
Adjusted net profit attributable to shareholders			**1,961**

* Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

11 Statement of cash flows

Accounting policy
Cash and cash equivalents comprise cash balances, call deposits and other short-term highly liquid investments and are held in the statement of financial position at fair value.

RECONCILIATION OF OPERATING PROFIT TO CASH GENERATED FROM OPERATIONS	2020 £m	2021 £m	2022 £m
Operating profit	1,525	1,884	**2,323**
Share of results of joint ventures	(15)	(29)	**(19)**
Amortisation of acquired intangible assets	376	297	**294**
Amortisation of internally developed intangible assets	319	295	**309**
Amortisation of pre-publication costs	62	60	**72**
Depreciation of property, plant and equipment	60	52	**47**
Depreciation of right-of-use assets	88	80	**63**
Share based remuneration	25	45	**46**
Total non-cash items	930	829	**831**
Increase in inventories and pre-publication costs	(80)	(73)	**(103)**
(Increase)/decrease in receivables	149	(103)	**(251)**
(Decrease)/increase in payables	(245)	(32)	**280**
Increase in working capital	(176)	(208)	**(74)**
Cash generated from operations	2,264	2,476	**3,061**

CASH FLOW ON ACQUISITIONS	Note	2020 £m	2021 £m	2022 £m
Purchase of businesses	12	(864)	(235)	**(373)**
Deferred payments relating to prior year acquisitions		(5)	(19)	**(21)**
Total		(869)	(254)	**(394)**

RECONCILIATION OF NET DEBT	2020 £m	2021 £m	Cash and cash equivalents £m	Debt £m	Related derivative financial instruments £m	Finance lease receivable £m	2022 £m
At start of year	(6,191)	(6,898)	**113**	**(6,167)**	**35**	**2**	**(6,017)**
(Decrease)/increase in cash and cash equivalents	(51)	26	**208**	**–**	**–**	**–**	**208**
Decrease in short-term bank loans, overdrafts and commercial paper	436	200	**–**	**101**	**–**	**–**	**101**
Issuance of term debt	(2,342)	–	**–**	**(397)**	**–**	**–**	**(397)**
Repayment of term debt	1,233	431	**–**	**35**	**–**	**–**	**35**
Repayment of leases	90	76	**–**	**79**	**–**	**(1)**	**78**
Change in net debt resulting from cash flows	(634)	733	**208**	**(182)**	**–**	**(1)**	**25**
Borrowings in acquired businesses	(3)	–	**–**	**(3)**	**–**	**–**	**(3)**
Remeasurement and derecognition of leases	(8)	(4)	**–**	**(5)**	**–**	**–**	**(5)**
Inception of leases	(24)	(24)	**–**	**(34)**	**–**	**5**	**(29)**
Fair value and other adjustments to debt and related derivatives	(4)	2	**–**	**230**	**(245)**	**–**	**(15)**
Exchange translation differences	(34)	174	**13**	**(569)**	**(3)**	**(1)**	**(560)**
At end of year	(6,898)	(6,017)	**334**	**(6,730)**	**(213)**	**5**	**(6,604)**

Net debt comprises cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans and derivative financial instruments that are used to hedge certain borrowings. The Group monitors net debt as part of capital and liquidity management.

12 Acquisitions

Accounting policy
Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including: the ability of a business to generate higher returns than individual assets; skilled workforces; and acquisition synergies that are specific to the Group. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

During the year, a number of acquisitions were made. The net assets of the businesses acquired are incorporated at their fair value to the Group. The fair values of the consideration given and of the assets and liabilities acquired are summarised below.

	Fair value 2020 £m	Fair value 2021 £m	**Fair value 2022 £m**
Goodwill	570	131	**269**
Intangible assets	427	156	**125**
Property, plant and equipment	3	1	**1**
Other non-current assets	1	–	**3**
Current assets	20	4	**8**
Current liabilities	(24)	(16)	**(21)**
Borrowings	(3)	–	**(3)**
Deferred tax	(90)	(27)	**(13)**
Net assets acquired	904	249	**369**
Consideration (after taking account of £6m net cash acquired (2020: £29m; 2021: £8m))	904	249	**369**
Change in consideration deferred to future years and changes in contingent consideration relating to prior year acquisitions	(40)	(14)	**4**
Net cash flow	864	235	**373**

During 2022, RELX completed several acquisitions for total consideration of £443m (2021: £255m), or £437m (2021: £249m) adjusted for cash acquired. This includes the acquisition of investments in joint ventures and associates of £61m. Refer to note 15 for further details.

The businesses acquired in 2022 contributed £19m to revenue, decreased adjusted operating profit by £5m, decreased net profit by £24m (after charging £19m of integration costs and amortisation of acquired intangibles) and decreased net cash inflow from operating activities for the part year under the Group's ownership and before taking account of acquisition financing costs by £4m. Had the businesses been acquired at the beginning of the year, on a pro forma basis the Group revenues, adjusted operating profit and net profit attributable to RELX PLC shareholders for the year would have been £8,567m, £2,679m and £1,626m respectively, before taking account of acquisition financing costs.

13 Equity dividends

ORDINARY DIVIDENDS PAID IN THE YEAR	2020 £m	2021 £m	**2022 £m**
RELX PLC	880	920	**983**

Ordinary dividends declared and paid in the year ended 31 December 2022, in amounts per ordinary share, comprise: a 2021 final dividend of 35.5p (2021: 33.4p; 2020: 32.1p) and a 2022 interim dividend of 15.7p (2021: 14.3p; 2020: 13.6p), giving a total of 51.2p (2021: 47.7p; 2020: 45.7p;).

The Directors of RELX PLC have proposed a final dividend of 38.9p (2021: 35.5p; 2020: 33.4p), giving a total for the financial year of 54.6p (2021: 49.8p; 2020: 47.0p). The total cost of funding the proposed final dividend is expected to be £743m, for which no liability has been recognised at the statement of financial position date.

The Employee Benefit Trust has currently waived the right to receive dividends on RELX PLC shares. This waiver has been applied to dividends paid in 2020, 2021 and 2022.

14 Intangible assets

Accounting policy

On acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. Goodwill is carried at fair value as at the date of acquisition less impairment charges. Acquired intangible assets are carried at their fair value as at the date of acquisition less accumulated amortisation (including impairment). On disposal of a subsidiary or business, the attributable amount of goodwill is included in the determination of profit or loss recognised in the income statement.

Management judgement is required to identify intangible assets acquired as part of business combinations which comprise: market-related assets (e.g. trademarks, imprints, brands); customer-related assets (e.g. subscription bases, customer lists, customer relationships); editorial content; software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development); and other intangible assets mainly comprising contract and rights-related assets.

The valuation of acquired intangible assets represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow and comparable market transactions. Judgements involved in estimating valuation of the intangible assets include growth in cash flows over the forecast period, the long-term growth rate assumed thereafter and the discount rate applied to the forecast cash flows.

The selection of appropriate amortisation periods for acquired intangible assets requires management to assess the longevity of brands and imprints, the strength and stability of customer relationships, the market positions of the acquired intangible assets and the technological and competitive risks that they face. Certain intangible assets are in relation to acquired science and medical publishing businesses that have been determined to have indefinite lives. The longevity of these assets is evidenced by their long-established and well regarded journal titles, and their characteristically stable market positions. Intangible assets, other than journal titles determined to have indefinite lives, are amortised on a straight-line basis over their estimated useful lives. The estimated useful lives of intangible assets with finite lives are:

- Market-related assets – 1 to 40 years
- Customer-related assets – 1 to 20 years
- Editorial content – 1 to 40 years
- Software and systems – 1 to 10 years
- Other – 3 to 20 years

Journal titles determined to have indefinite lives are not amortised and are subject to impairment review at least annually, including a review of events and circumstances to ensure that they continue to support an indefinite useful life.

Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits and are carried at cost less accumulated amortisation. Internally developed intangible assets are amortised on a straight line basis over their estimated useful lives of three to 15 years. Impairment reviews are carried out at least annually or where indicators of impairment are identified.

Impairment reviews
Goodwill and acquired intangible assets with an indefinite life are allocated to cash generating units (CGUs) and tested for impairment at least annually or when there is an indicator that the asset may be impaired. An impairment loss is recognised in the income statement in administration and other expenses to the extent the carrying value of goodwill exceeds its recoverable amount and not subsequently reversed. The recoverable amount is the higher of fair value less costs to sell and value in use. The carrying amounts of all other intangible assets are reviewed where there are indications of possible impairment.

An impairment review involves a comparison of the carrying value of the asset with estimated values in use based on the latest management cash flow projections, approved by the Board. Key areas of judgement in estimating the values in use of businesses are the growth in cash flows over a forecast period of up to five years, the long-term growth rate assumed thereafter and the discount rate applied to the forecast cash flows. These calculations require the use of estimates in respect of forecast cash flows and discount rates. Where the asset does not generate cash flows that are independent from other assets, value in use estimates are made based on the cash flows of the CGU to which the asset belongs.

Critical judgements and key sources of estimation uncertainty
Acquired intangible assets
In 2022, the identification of intangible assets was not considered to be a critical judgement and estimates used in determination of future cash flows and discount rate used in the valuation of intangible assets were not considered to be a key source of estimation uncertainty which could give rise to a risk of material adjustment in the next 12 months given the size and quantum of acquisitions completed during the year.

Development spend
Development spend encompasses investment in new products and other initiatives, ranging from the building of online delivery platforms, to launch costs of new services, to building new infrastructure and applications. Launch costs and other ongoing operating expenses of new products and services are expensed as incurred. The costs of building product applications, platforms and infrastructure are capitalised as internally generated intangible assets, where the investment they represent has demonstrable value and the technical and commercial feasibility is assured. Costs eligible for capitalisation must be incremental, clearly identified and directly attributable to a particular project. The resulting assets are amortised over their estimated useful lives. Judgement is required in the assessment of the potential value of a development project, the identification of costs eligible for capitalisation and the selection of appropriate asset lives. Where indicators of impairment are identified, estimates relating to the future cash flows and discount rates used in calculating the value in use of the intangible asset may have a material effect on the reported amounts of intangible assets.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

14 Intangible assets (continued)

	Goodwill	Market related £m	Customer related £m	Editorial content £m	Software and technology £m	Other £m	Total acquired intangible assets £m	Total internally developed intangible assets £m	Total intangible assets excluding goodwill £m
COST									
As at 1 January 2021	7,224	2,391	1,750	614	688	2,381	7,824	3,251	11,075
Acquisitions	131	11	78	11	51	5	156	–	156
Additions	–	–	–	–	–	–	–	310	310
Disposals and other	(3)	(2)	2	(7)	–	(23)	(30)	(19)	(49)
Exchange translation differences	14	15	10	2	1	(13)	15	(31)	(16)
At 1 January 2022	**7,366**	**2,415**	**1,840**	**620**	**740**	**2,350**	**7,965**	**3,511**	**11,476**
Acquisitions	269	18	43	27	37	–	125	–	125
Additions	–	–	–	–	–	–	–	402	402
Disposals and other	–	(2)	(4)	–	–	(9)	(15)	(84)	(99)
Exchange translation differences	753	268	197	43	68	177	753	291	1,044
At 31 December 2022	**8,388**	**2,699**	**2,076**	**690**	**845**	**2,518**	**8,828**	**4,120**	**12,948**
ACCUMULATED AMORTISATION									
As at 1 January 2021	–	1,323	1,054	514	414	2,338	5,643	2,007	7,650
Charge for the year*	–	109	79	39	54	16	297	295	592
Disposals and other	–	(2)	(6)	1	–	(23)	(30)	(19)	(49)
Exchange translation differences	–	8	5	2	(1)	(12)	2	(23)	(21)
At 1 January 2022	**–**	**1,438**	**1,132**	**556**	**467**	**2,319**	**5,912**	**2,260**	**8,172**
Charge for the year*	–	121	78	29	53	13	294	309	603
Disposals and other	–	(2)	(4)	(5)	5	(9)	(15)	(78)	(93)
Exchange translation differences	–	161	126	37	47	177	548	194	742
At 31 December 2022	**–**	**1,718**	**1,332**	**617**	**572**	**2,500**	**6,739**	**2,685**	**9,424**
NET BOOK AMOUNT									
At 31 December 2021	7,366	977	708	64	273	31	2,053	1,251	3,304
At 31 December 2022	**8,388**	**981**	**744**	**73**	**273**	**18**	**2,089**	**1,435**	**3,524**

* Includes impairments of acquired intangible assets of £1m (2021: £13m; 2020: £42m in Legal and £23m in Exhibitions) and an impairment of internally developed intangible assets of £13m in Exhibitions (2021:nil; 2020: £29m). Refer to note 2 for further detail on the exceptional costs in Exhibitions in 2020.

The carrying amount of goodwill is shown after cumulative amortisation of £1,253m (2021: £1,144m), which was charged prior to the adoption of IFRS, and £9m (2021: £8m) of subsequent impairment charges recorded in prior years.

The Legal business has £735m (2021: £663m) of capitalised development costs associated with platforms and infrastructure.

Included in market-related intangible assets are £125m (2021: £112m) of journal titles relating to Scientific, Technical & Medical determined to have indefinite lives based on an assessment of their historical longevity and stable market positions.

Impairment review

There were no charges for impairment of goodwill or indefinite lived intangible assets in 2022 (2021: nil).

Goodwill and indefinite lived intangible assets are compiled and assessed among groups of CGUs, which represent the lowest level at which goodwill is monitored by management. Typically, acquisitions are integrated into existing business areas, and the goodwill arising is allocated to the groups of CGUs that are expected to benefit from the synergies of the acquisition. As the business areas have become increasingly integrated and globalised, the current CGU allocation reflects the global leverage of assets, skills, knowledge and technology platforms, and the monitoring of goodwill by management.

GOODWILL	2021 £m	2022 £m
Risk	3,675	**4,167**
Scientific, Technical & Medical	1,683	**2,015**
Legal	1,406	**1,572**
Exhibitions	602	**634**
Total	7,366	**8,388**

14 Intangible assets (continued)

The key assumptions used for each group of CGUs are disclosed below:

KEY ASSUMPTIONS	2021		2022	
	Pre-tax discount rate	Nominal long-term market growth rate	**Pre-tax discount rate**	**Nominal long-term market growth rate**
Risk	9.8 %	3%	**11.2%**	**4%**
Scientific, Technical & Medical	9.1 %	3%	**10.5%**	**3%**
Legal	9.9 %	2%	**10.9%**	**3%**
Exhibitions	11.7%	3%	**13.0%**	**4%**

The pre–tax discount rates used are based on the Group's weighted average cost of capital, adjusted to reflect a risk premium specific to each business. A post-tax discount rate was applied to post-tax cash flows. The equivalent pre-tax discount rate has been estimated by grossing up the post-tax rate. The Group's weighted average cost of capital is derived from a risk free rate, a market risk premium, a risk adjustment (beta) and a cost of debt adjustment. The discount rates and the cash flow projections are in nominal terms and therefore, take into account the impact of inflation. The Group's weighted average cost of capital was calculated as at 30 September 2022 when the impairment review was performed, and there were no indicators of impairment in the intervening period to 31 December 2022.

The key assumptions within the forecast growth in the cash flows over a forecast period of up to five years are revenue growth, operating margin and cash conversion. Revenue growth and operating profit margin forecasts for each CGU are derived from past results adjusted by management based on salient current and future considerations. Cash conversion rates for each CGU are based on historical cash conversion rates. Nominal long-term market growth rates, which are applied after the forecast period of up to five years, do not exceed the long-term average growth prospects for the sectors and territories in which the businesses operate.

A sensitivity analysis has been performed based on changes in key assumptions considered to be reasonably possible by management: increases in the discount rate of 1.5%; a decrease in the compound annual growth rate for cash flow in the five-year forecast period of 2.0; a decrease in the nominal long-term market growth rates of 1%; and a combined increase in discount rate of 1% and a decrease in the nominal long-term market growth rates of 1%. These sensitivity analyses show that no impairment charges would result from these scenarios.

15 Investments

Accounting policy

Investments, other than investments in joint arrangements and associates, are stated in the statement of financial position at fair value. Changes in the fair value of investments held as part of the venture capital portfolio are reported in disposals and other non-operating items in the income statement. All items recognised in the income statement relating to investments, other than investments in joint arrangements and associates, are reported as disposals and other non-operating items.

Venture capital investments and equity investments represent interests in listed and unlisted securities. The fair value of listed securities is based on quoted prices in active markets. The fair value of unlisted securities is based on management's estimate of fair value based on standard valuation techniques, including market comparisons and discounts of future cash flows, having regard to maximising the use of observable inputs and adjusting for risk. Advice from valuation experts is used as appropriate.

All joint arrangements are classified as joint ventures because the Group shares joint control and has rights to the net assets of the arrangements. Investments in joint ventures and associates are accounted for under the equity method and stated in the statement of financial position at cost as adjusted for post-acquisition changes in the Group's share of net assets, less any impairment in value.

	2021 £m	2022 £m
Investments in joint ventures and associates	105	**159**
Venture capital investments	107	**127**
Total	212	**286**

The value of venture capital investments and equity investments has been determined by reference to quoted prices in active markets, other observable market inputs or, when these are not available, by reference to inputs we believe would reflect the assumptions market participants would use.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

15 Investments (continued)

An analysis of changes in the carrying value of investments in joint ventures and associates is set out below:

	2021 £m	2022 £m
At start of year	103	105
Share of results of joint ventures	29	19
Dividends received from joint ventures	(20)	(33)
Acquisitions	–	62
Disposals and other	(4)	1
Exchange translation differences	(3)	5
At end of year	105	159

Summarised aggregate information in respect of the Group's share of joint ventures and associates is set out below:

	RELX's share	
	2021 £m	2022 £m
Revenue	78	55
Net profit for the year	29	19
Total assets	136	190
Total liabilities	(70)	(75)
Net assets	66	115
Goodwill	39	44
Total	105	159

The Group's consolidated other comprehensive income includes no income or losses relating to joint ventures and associates in 2022 and 2021.

16 Property, plant and equipment

Accounting policy
Property, plant and equipment are stated in the statement of financial position at cost less accumulated depreciation. No depreciation is provided on freehold land. Freehold buildings and long leaseholds are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Depreciation is provided on other assets on a straight-line basis over their estimated useful lives as follows:

- land and buildings: land – not depreciated; leasehold improvements – shorter of life of lease and 10 years

- fixtures and equipment: plant – 3 to 20 years; office furniture, fixtures and fittings – 5 to 10 years; computer systems, communication networks and equipment – 3 to 7 years

	2021			2022		
	Land and buildings £m	Fixtures and equipment £m	Total £m	Land and buildings £m	Fixtures and equipment £m	Total £m
Cost						
At start of year	206	527	733	167	516	683
Acquisitions	–	1	1	1	–	1
Capital expenditure	5	23	28	3	33	36
Disposals	(43)	(32)	(75)	(19)	(140)	(159)
Exchange translation differences	(1)	(3)	(4)	14	43	57
At end of year	167	516	683	166	452	618
Accumulated depreciation						
At start of year	143	428	571	111	441	552
Charge for the year	6	46	52	6	41	47
Disposals	(37)	(31)	(68)	(12)	(142)	(154)
Exchange translation differences	(1)	(2)	(3)	10	37	47
At end of year	111	441	552	115	377	492
Net book amount	56	75	131	51	75	126

Included in land and buildings is freehold land of £10m (2021: £10m).

Amounts relating to right-of-use assets under IFRS 16 can be found in note 22.

17 Financial instruments

Accounting policy

Financial instruments comprise investments (other than investments in joint ventures or associates), trade receivables, cash and cash equivalents, payables and accruals, borrowings and derivative financial instruments.

Investments (other than investments in joint ventures and associates) are described in note 15. The fair value of such investments is based on standard valuation techniques, including market comparisons and discounts of future cash flows, having regard to maximising the use of observable inputs and adjusting for risk. (These investments are typically classified as either Level 2 or 3 in the IFRS 13 fair value hierarchy.)

Trade receivables are carried in the statement of financial position at invoiced value less allowance for expected credit losses. Expected credit losses are based on the ageing of trade receivables, experience and circumstance. Borrowings and payables are recorded initially at fair value and subsequently carried at amortised cost (other than fixed rate borrowings in designated hedging relationships for which the carrying amount of the hedged portion of the borrowings is subsequently adjusted for the gain or loss attributable to the hedged risk).

Derivative financial instruments are used to hedge interest rate and foreign exchange risks. Where an effective hedge is in place against changes in the fair value of fixed rate borrowings, the hedged borrowings are adjusted for changes in fair value attributable to the risk being hedged with a corresponding income or expense included in the income statement within finance costs. The offsetting gains or losses from remeasuring the fair value of the related derivatives are also recognised in the income statement within finance costs. When the related derivative expires, is sold or terminated, or no longer qualifies for hedge accounting, the cumulative change in fair value of the hedged borrowing is amortised in the income statement over the period to maturity of the borrowing using the effective interest method.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised (net of tax) in other comprehensive income and accumulated in the hedge reserve. The fair value amounts relating to foreign currency basis spreads are recorded in a separate component of equity in the cost of hedging reserve. If a hedged firm commitment or forecasted transaction results in the recognition of a non-financial asset or liability, then, at the time that the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in other comprehensive income are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in the hedge reserve are recognised in the income statement in the same period in which the hedged item affects net profit or loss. Any ineffective portion of hedges is recognised immediately in the income statement.

Cash flow hedge accounting is discontinued when a hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in other comprehensive income is either retained in the hedge reserve until the firm commitment or forecasted transaction occurs, or, where a hedged transaction is no longer expected to occur, is immediately credited or expensed in the income statement.

Derivative financial instruments that are not designated as hedging instruments are recorded in the statement of financial position at fair value, with changes in fair value recognised in the income statement.

The fair values of derivative financial instruments represent the replacement costs calculated using observable market rates of interest and exchange. The fair value of long-term borrowings is calculated by discounting expected future cash flows at observable market rates. (These instruments are accordingly classified as Level 2 in the IFRS 13 fair value hierarchy.)

The main financial risks faced by the Group are liquidity risk, market risk – comprising interest rate risk and foreign exchange risk – and credit risk. Financial instruments are used to finance the Group's businesses and to manage interest rate and foreign exchange risks. The Group's businesses do not enter into speculative derivative transactions. Details of financial instruments subject to liquidity, market and credit risks are described below.

Liquidity risk

The Group maintains a range of borrowing facilities and debt programmes to fund its requirements at competitive rates.

The balance of long-term debt, short-term debt and committed bank facilities is managed to provide security of funding, taking into account the cash generation cycle of the business and the uncertain size and timing of acquisition spend. To accommodate the significant free cash flow generated by the Group and to capitalise on an inexpensive source of funding, a meaningful portion of the overall debt portfolio is typically kept short term as long as there exists acceptable liquidity in the commercial paper markets and sufficient capacity under committed credit lines. The Group's treasury policies ensure adequate liquidity by requiring that (a) no more than $2bn of term debt matures in any 12-month period, (b) the sum of term debt maturing over the ensuing 12 months plus short-term borrowings is less than the sum of available cash plus committed facilities and (c) minimum levels of borrowing with maturities over three and five years are maintained.

The treasury policies ensure debt efficiency by (a) targeting certain levels of short-term borrowings across a given year, (b) maintaining a weighted average maturity of the gross debt portfolio of approximately five years and (c) minimising surplus cash balances. From time to time, based on cash flow and market conditions, the Group may redeem term debt early or repurchase outstanding debt in the open market.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

17 Financial instruments (continued)

Debt is issued to meet the funding requirements of various jurisdictions and in the currencies that are needed. It is recognised that debt can act as a natural translation hedge of earnings, net assets and net cash flow in currencies other than the reporting currency. For this reason, the majority of the Group's net debt is denominated in US dollars and euros, reflecting the Group's largest geographical markets. There were no changes to the Group's long-term approach to capital and liquidity management during the year.

The remaining contractual maturities for borrowings and derivative financial instruments are shown in the table below. The table shows undiscounted principal and interest cash flows and includes contractual gross cash flows to be exchanged as part of cross-currency interest rate swaps and forward foreign exchange contracts where there is a legal right of set-off.

AT 31 DECEMBER 2021		Contractual cash flow (including interest)						
	Carrying amount £m	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Borrowings								
Fixed rate borrowings	(5,828)	(156)	(741)	(1,106)	(704)	(709)	(3,126)	(6,542)
Floating rate borrowings	(131)	(131)	–	–	–	–	–	(131)
Lease liabilities	(208)	(75)	(63)	(43)	(25)	(4)	(31)	(241)
Derivative financial liabilities								
Cash inflows		371	86	103	2	–	–	562
Cash outflows		(374)	(88)	(105)	(2)	–	–	(569)
Forward foreign exchange contracts	(7)	(3)	(2)	(2)	–	–	–	(7)
Interest rate derivatives	(5)	–	–	(1)	(2)	(2)	(7)	(12)
Cross-currency interest rate swaps	(2)	(32)	(34)	(14)	(501)	–	–	(581)
Derivative financial assets								
Cash inflows		1,399	312	107	26	–	–	1,844
Cash outflows		(1,367)	(294)	(102)	(25)	–	–	(1,788)
Forward foreign exchange contracts	48	32	18	5	1	–	–	56
Interest rate derivatives	19	22	10	4	–	–	–	36
Cross-currency interest rate swaps	16	29	26	7	511	–	–	573
Total	(6,098)	(314)	(786)	(1,150)	(720)	(715)	(3,164)	(6,849)

AT 31 DECEMBER 2022		Contractual cash flow (including interest)						
	Carrying amount £m	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Borrowings								
Fixed rate borrowings	**(6,446)**	**(847)**	**(1,188)**	**(772)**	**(769)**	**(704)**	**(3,212)**	**(7,492)**
Floating rate borrowings	**(102)**	**(102)**	**–**	**–**	**–**	**–**	**–**	**(102)**
Lease liabilities	**(182)**	**(80)**	**(58)**	**(36)**	**(17)**	**(6)**	**(34)**	**(231)**
Derivative financial liabilities								
Cash inflows		**835**	**242**	**122**	**8**	**–**	**–**	**1,207**
Cash outflows		**(870)**	**(262)**	**(127)**	**(8)**	**–**	**–**	**(1,267)**
Forward foreign exchange contracts	**(53)**	**(35)**	**(20)**	**(5)**	**–**	**–**	**–**	**(60)**
Interest rate derivatives	**(158)**	**(48)**	**(29)**	**(20)**	**(18)**	**(17)**	**(43)**	**(175)**
Cross-currency interest rate swaps	**(58)**	**(56)**	**(31)**	**(567)**	**–**	**–**	**–**	**(654)**
Derivative financial assets								
Cash inflows		**665**	**199**	**126**	**24**			**1,014**
Cash outflows		**(645)**	**(192)**	**(123)**	**(23)**			**(983)**
Forward foreign exchange contracts	**32**	**20**	**7**	**3**	**1**	**–**	**–**	**31**
Interest rate derivatives	**–**	**2**	**–**	**–**	**–**	**–**	**–**	**2**
Cross-currency interest rate swaps	**–**	**29**	**7**	**538**	**–**	**–**	**–**	**574**
Total	**(6,967)**	**(1,117)**	**(1,312)**	**(859)**	**(803)**	**(727)**	**(3,289)**	**(8,107)**

The carrying amount of derivative financial liabilities comprises £215m (2021: £5m) in relation to fair value hedges, £32m (2021: £7m) in relation to cash flow hedges and £22m (2021: £2m) not designated as hedging instruments. The carrying amount of derivative financial assets comprises nil (2021: £35m) in relation to fair value hedges, £24m (2021: £36m) in relation to cash flow hedges and £8m (2021: £12m) not designated as hedging instruments.

The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements. At 31 December 2022, the Group had access to a $3.0bn committed bank facility maturing in April 2025, which was undrawn. This facility backs up short-term borrowings, and has pricing linked to three ESG performance targets. All borrowings that mature within the next two years can be covered by the facility and by utilising available cash resources. The committed bank facility is not subject to a financial covenant and there are no financial covenants in any outstanding public bonds.

17 Financial instruments (continued)

Market risk

The Group's primary market risks are interest rate fluctuations and exchange rate movements. Derivatives are used to manage the risks associated with interest rate and exchange rate movements and the Group does not enter into speculative derivatives. Where the impact of derivatives on the income statement and the statement of financial position could be significant, hedge accounting is applied (subject to satisfying the required criteria) as described in 'Hedge accounting' below. Derivatives used by the Group for hedging a particular risk are not specialised and are generally available from numerous sources. The Group is also exposed to changes in the market value of its venture capital investments as described in note 15. The impact of market risks on net post-employment benefit obligations and taxation is excluded from the following market risk sensitivity analysis.

Interest rate exposure management

The Group's interest rate exposure management policy aims to minimise interest costs with an acceptable level of year-on-year volatility. To achieve this, the Group uses fixed rate term debt and interest rate swaps to give a target mix of fixed rate and floating rate borrowings. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

At 31 December 2022, including the effect of interest rate swaps, 58% of gross bank and bond borrowings were at fixed rates. A 100 basis point reduction in short-term interest rates would result in an estimated decrease in annual net finance costs of £25m (2021: £21m), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at 31 December 2022. A 100 basis point rise in short-term interest rates would result in an estimated increase in net finance costs of £25m (2021: £21m).

The impact on net equity of a theoretical change in interest rates as at 31 December 2022 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated decrease in net equity of nil (2021: nil) and a 100 basis point increase in interest rates would increase net equity by an estimated amount of nil (2021: nil). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

The Group has assessed the impact of the Interbank Offered Rates (IBOR) reform and concluded that there will be no significant impact on the financial statements. The Group is primarily exposed to IBOR through its derivatives which swap fixed rate bond issuances to a floating rate of interest and which are designated in fair value hedge relationships. The table on page 192 details these interest rate derivatives which swap £1,917m of bonds with weighted average maturity of 3.3 years to a floating rate of interest referencing US dollar LIBOR (3 months) and swap £443m of bonds with weighted average maturity of 1.2 years to a floating rate of interest referencing Euribor (3 months). The Group has adopted the ISDA fallback protocol in respect of these derivatives and the fair value hedge designations are expected to remain highly effective throughout the transition to alternative risk free rates.

Foreign currency exposure management

Translation exposures arise on the earnings and net assets of individual businesses whose operational currencies are other than sterling. Some of these exposures are offset by denominating borrowings in US dollars, euros and other currencies. Currency exposures on transactions denominated in a foreign currency are generally hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, in advance of becoming contractual. The precise policy differs according to the specific circumstances of the individual businesses. Highly predictable future cash flows may be covered for transactions expected to occur during the next 24 months (50 months for the Scientific, Technical & Medical subscription businesses) within limits defined according to the period before the transaction is expected to become contractual. Cover takes the form of foreign exchange forward contracts. Further information is provided in 'Cash flow hedges' below.

A theoretical weakening of all currencies by 10% against sterling at 31 December 2022 would decrease the carrying value of net assets, excluding net borrowings, by £892m (2021: £781m). This would be offset to a degree by a decrease in net borrowings of £671m (2021: £677m). A strengthening of all currencies by 10% against sterling at 31 December 2022 would increase the carrying value of net assets, excluding net borrowings, by £892m (2021: £781m) and increase net borrowings by £671m (2021: £677m).

A retranslation of the Group's net profit for the year, assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures, would reduce net profit by £126m (2021: £112m). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £126m (2021: £112m).

Credit risk

The Group seeks to manage interest rate risk and limit foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non-performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. The Group also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long-term credit ratings, and the amounts outstanding with each of them.

The Group has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A-/A3 by Standard & Poor's, Moody's and Fitch. At 31 December 2022, cash and cash equivalents totalled £334m (2021: £113m), of which 96% (2021: 89%) was held with banks rated A-/A3 or better.

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17 Financial instruments (continued)

The Group also has credit risk with respect to trade receivables due from its customers, which include national and state governments, academic institutions and large and small enterprises including insurance companies, law firms and life science companies. The concentration of credit risk from trade receivables is limited due to the large and broad customer base. Trade receivable exposures are managed locally in the business areas where they arise. Where appropriate, business areas seek to minimise this exposure by taking payment in advance and through management of credit terms. Expected credit losses are based on management's assessment of the risk taking into account the ageing profile, experience and circumstance. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, recorded in the statement of financial position.

Included within trade receivables are the following amounts which are past due, after considering loss allowance:

	2020 £m	2021 £m	2022 £m
Up to one month	170	156	**265**
2 to 3 months	83	96	**115**
4 to 6 months	34	35	**46**
Greater than 6 months	46	18	**23**
Total past due	333	305	**449**

Hedge accounting
The hedging relationships that are designated under IFRS 9 – Financial Instruments are described below.

Fair value hedges
The Group has entered into interest rate swaps and cross-currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement. The table below details the designated fair value hedge relationships that were in place at 31 December 2022, swapping fixed rate term debt issues denominated in US dollars (USD) and euros to floating rate USD and euro debt respectively for the whole or part of their term, together with the related fixed and floating rates.

FAIR VALUE HEDGE RELATIONSHIPS	31 December 2021 Principal amount £m	**31 December 2022 Principal amount £m**	Fixed rate	Floating rate
$700m bond and $700m interest rate swaps maturing 2023	(517)	**(579)**	3.5%	USD LIBOR+0.8%
€500m bond and €500m interest rate swaps maturing 2024	(421)	**(443)**	1.0%	Euribor+0.7%
€600m bond and €600m/$669.3m cross-currency interest rate swaps maturing 2025	(494)	**(553)**	1.3%	USD LIBOR+1.3%
$200m bond and $200m interest rate swaps maturing 2027	(148)	**(165)**	7.2%	USD LIBOR+5.8%
$750m bond and $750m interest rate swaps maturing 2030	(554)	**(620)**	3.0%	USD LIBOR+1.6%
$500m bond and $500m interest rate swaps maturing 2032	–	**(413)**	4.75%	USD SOFR+2.0%
	(2,134)	**(2,773)**		

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement as part of finance costs, together with the total carrying values of the borrowings and related derivatives included in the statement of financial position, for the three years ended 31 December 2020, 2021 and 2022 were as follows:

GAINS/(LOSSES) ON BORROWINGS AND RELATED DERIVATIVES AND CARRYING VALUES	1 January 2020 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	31 December 2020 £m	Carrying values £m
USD debt	(13)	(25)	2	(36)	(701)
Related interest rate swaps	13	25	(2)	36	36
	–	–	–	–	(665)
EUR debt	(39)	(47)	3	(83)	(1,467)
Related interest rate swaps	39	47	(3)	83	83
	–	–	–	–	(1,384)
Total relating to USD and EUR debt	(52)	(72)	5	(119)	(2,168)
Total related interest rate swaps	52	72	(5)	119	119
Net gain on borrowings and related derivatives/total carrying value	–	–	–	–	(2,049)

17 Financial instruments (continued)

GAINS/(LOSSES) ON BORROWINGS AND RELATED DERIVATIVES AND CARRYING VALUES

	1 January 2021 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	31 December 2021 £m	Carrying values £m
USD debt	(36)	35	–	(1)	(1,221)
Related interest rate swaps	36	(28)	–	8	8
	–	7	–	7	(1,213)
EUR debt	(83)	55	1	(27)	(940)
Related interest rate swaps	83	(55)	(1)	27	27
	–	–	–	–	(913)
Total relating to USD and EUR debt	(119)	90	1	(28)	(2,161)
Total related interest rate swaps	119	(83)	(1)	35	35
Net gain on borrowings and related derivatives/total carrying value	–	7	–	7	(2,126)

GAINS/(LOSSES) ON BORROWINGS AND RELATED DERIVATIVES AND CARRYING VALUES

	1 January 2022 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	31 December 2022 £m	Carrying values £m
USD debt	(1)	140	2	141	(1,630)
Related interest rate swaps	8	(149)	(2)	(143)	(143)
	7	(9)	–	(2)	(1,773)
EUR debt	(27)	96	1	70	(924)
Related interest rate swaps	27	(96)	(1)	(70)	(70)
	–	–	–	–	(994)
Total relating to USD and EUR debt	(28)	236	3	211	(2,554)
Total related interest rate swaps	35	(245)	(3)	(213)	(213)
Net gain/(loss) on borrowings and related derivatives/total carrying value	7	(9)	–	(2)	(2,767)

All fair value hedges were highly effective throughout the three years ended 31 December 2022.

Gross borrowings as at 31 December 2022 included £10m (2021: £12m) in relation to fair value adjustments to borrowings previously designated in a fair value hedge relationship which were de-designated in 2008. The related derivatives were closed out on de-designation with a cash inflow of £62m. £3m (2021: £3m) of these fair value adjustments were amortised in the year as a reduction to finance costs.

Cash flow hedges

As part of the Group's interest rate exposure management, it has entered into certain cross-currency interest rate derivatives, individual components of which have been accounted for as cash flow hedges (with the remaining components accounted for as fair value hedges, as described above). These comprised interest rate derivatives which swapped a fixed rate €600m bond, issued in May 2015 and maturing in May 2025, to floating rate USD debt for the whole of its term. The component relating to the swap of the euro credit margin to USD is being accounted for as a cash flow hedge under IFRS 9, with the amount associated with foreign currency basis spreads recorded in the cost of hedging reserve.

As part of the Group's foreign currency exposure management, it has entered into forward foreign exchange contracts which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the businesses for up to 50 months. These have been accounted for as cash flow hedges under IFRS 9 of the forecast foreign currency revenues, with gains and losses on the forward contracts deferred in the hedge reserve until the related revenue is recognised, at which time the accumulated gains and losses are reclassified to the income statement.

Movements in the hedge reserve and the cost of hedging reserve in 2021 and 2022, including gains and losses on cash flow hedging instruments, were as follows:

	Interest rate hedge reserve £m	Cost of hedging reserve £m	Foreign currency hedge reserve £m	Total £m
Hedge reserve at 31 December 2020: gains/(losses) deferred	4	(8)	27	23
(Losses)/gains arising in 2021	(3)	2	11	10
Amounts recognised in income statement	–	–	(9)	(9)
Hedge reserve at 31 December 2021: gains/(losses) deferred	1	(6)	29	24
(Losses)/gains arising in 2022	(3)	5	(20)	(18)
Amounts recognised in income statement	1	–	(18)	(17)
Exchange translation differences	(1)	–	1	–
Hedge reserve at 31 December 2022: losses deferred	(2)	(1)	(8)	(11)

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17 Financial instruments (continued)

All cash flow hedges were highly effective throughout the two years ended 31 December 2022.

A deferred tax credit of £3m (2021: debit of £5m) in respect of the above gains and losses at 31 December 2022 was also deferred in the hedge reserve.

Of the amounts recognised in the income statement in the year, gains of £18m (2021: £9m) were recognised in revenue, and losses of £1m (2021: nil) were recognised in finance costs. A tax debit of £4m (2021: £2m) was recognised in relation to these items.

The deferred gains and losses on foreign currency cash flow hedges at 31 December 2022 are currently expected to be recognised in the income statement in future years as shown in the table below, together with the principal amount of hedges relating to each year and their total carrying values included within derivative assets and liabilities in the statement of financial position:

	Foreign currency hedge reserve £m	Principal amount of hedges £m	Carrying values £m
2023	**4**	**673**	**(11)**
2024	**(10)**	**459**	**(10)**
2025	**(2)**	**250**	**(2)**
2026	**–**	**36**	**–**
Total	**(8)**	**1,418**	**(23)**

The cash flows for these hedges are expected to occur in line with the recognition of the gains and losses in the income statement, or in the preceding year. These cash flows are included in the table on page 190.

18 Inventories and pre-publication costs

Accounting policy

Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overhead, and estimated net realisable value. Such costs typically comprise direct internal labour costs and externally commissioned editorial and other fees.

Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically reflecting the expected sales profile over the estimated economic lives of the related products, generally up to five years.

Annual reviews are carried out to assess the recoverability of carrying amounts.

	2021 £m	2022 £m
Raw materials	2	**3**
Pre-publication costs	218	**264**
Finished goods	33	**42**
Total	253	**309**

During the year, pre-publication costs of £94m (2021: £73m) were capitalised. The related amortisation charge was £72m (2021: £60m).

19 Trade and other receivables

Accounting policy

Trade receivables are stated net of a loss allowance for expected credit losses.

	2021 £m	2022 £m
Trade receivables	1,738	**2,193**
Loss allowance	(106)	**(118)**
	1,632	**2,075**
Prepayments and accrued income	316	**310**
Current tax receivable	10	**15**
Net finance lease receivable	2	**5**
Total	1,960	**2,405**

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

19 Trade and other receivables (continued)

The movements in the loss allowance during the year were as follows:

	2021 £m	2022 £m
At start of year	99	106
Charge for the year	17	11
Trade receivables written off	(8)	(7)
Exchange translation differences	(2)	8
At end of year	106	118

20 Trade and other payables

Accounting policy

Deferred income is recognised when either a customer has paid consideration, or RELX has an unconditional right to an amount of consideration, in advance of the goods and services being delivered.

Trade payables, accruals and other payables are not interest-bearing and are stated at their nominal values.

	2021 £m	2022 £m
Trade payables	109	129
Accruals	718	844
Social security and other taxes	141	159
Other payables	351	517
Deferred income	1,956	2,368
Total	3,275	4,017

Trade and other payables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Materially all of the opening deferred income balance has been recognised in the reporting period.

21 Debt

Accounting policy

Borrowings are recorded initially at fair value and subsequently carried at amortised cost, other than fixed rate borrowings in designated hedging relationships for which the carrying amount of the hedged portion of the borrowings is subsequently adjusted for the gain or loss attributable to the hedged risk. When the related derivative in such a hedging relationship expires, is sold or terminated, or no longer qualifies for hedge accounting, the cumulative change in fair value of the hedged borrowing is amortised in the income statement over the period to maturity of the borrowing using the effective interest method.

	2021			2022		
	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m
Financial liabilities measured at amortised cost:						
Short-term bank loans, overdrafts and commercial paper	131	–	131	102	–	102
Term debt	32	3,410	3,442	–	3,641	3,641
Lease liabilities	69	139	208	67	115	182
Term debt in fair value hedging relationships	–	2,161	2,161	576	1,978	2,554
Term debt previously in fair value hedging relationships	–	225	225	125	126	251
Total	232	5,935	6,167	870	5,860	6,730

The total fair value of financial liabilities measured at amortised cost (excluding lease liabilities) is £3,451m (2021: £3,746m). The total fair value of term debt in fair value hedging relationships is £2,688m (2021: £2,268m). The total fair value of term debt previously in fair value hedging relationships is £257m (2021: £255m).

RELX PLC has given guarantees in respect of certain long-term and short-term borrowings issued by subsidiaries. Included within term debt above are debt securities issued by RELX Capital Inc., a 100% indirectly owned finance subsidiary of RELX PLC, which have been registered with the US Securities and Exchange Commission. RELX PLC has fully and unconditionally guaranteed these securities, which are not guaranteed by any other subsidiary of RELX PLC.

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21 Debt (continued)

Analysis by year of repayment

	2021				2022			
	Short-term bank loans, overdrafts and commercial paper £m	Term debt £m	Lease liabilities £m	Total £m	Short-term bank loans, overdrafts and commercial paper £m	Term debt £m	Lease liabilities £m	Total £m
Within 1 year	131	32	69	232	102	701	67	870
Within 1 to 2 years	–	641	40	681	–	1,045	24	1,069
Within 2 to 3 years	–	1,012	37	1,049	–	623	25	648
Within 3 to 4 years	–	628	29	657	–	660	24	684
Within 4 to 5 years	–	626	17	643	–	595	17	612
After 5 years	–	2,889	16	2,905	–	2,822	25	2,847
After 1 year	–	5,796	139	5,935	–	5,745	115	5,860
Total	**131**	**5,828**	**208**	**6,167**	**102**	**6,446**	**182**	**6,730**

Short-term bank loans, overdrafts and commercial paper were backed up at 31 December 2022 by a $3.0bn (£2.5bn) committed bank facility maturing in 2025. The committed bank facility was undrawn.

Analysis by currency

	2021				2022			
	Short-term bank loans, overdrafts and commercial paper £m	Term debt £m	Lease liabilities £m	Total £m	Short-term bank loans, overdrafts and commercial paper £m	Term debt £m	Lease liabilities £m	Total £m
US dollar	68	2,691	79	2,838	2	3,160	65	3,227
Pound sterling	–	–	51	51	–	–	40	40
Euro	15	3,137	47	3,199	–	3,286	57	3,343
Other currencies	48	–	31	79	100	–	20	120
Total	**131**	**5,828**	**208**	**6,167**	**102**	**6,446**	**182**	**6,730**

Included in the US dollar amounts for term debt above is £498m (2021: £515m) of debt denominated in euros (€600m) (2021: €600m) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at 31 December 2022, had a fair value of £55m (2021: £21m).

22 Lease arrangements

Accounting policy

All leases where RELX is the lessee (with the exception of short-term and low-value leases) are recognised in the statement of financial position. A lease liability is recognised based on the present value of the future lease payments, and a corresponding right-of-use asset is recognised. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the asset. Lease payments are apportioned between finance charges and a reduction of the lease liability.

Low-value items and short-term leases with a term of 12 months or less are not required to be recognised on the balance sheet and payments made in relation to these leases are recognised on a straight-line basis in the income statement.

The leases held by the Group can be split into two categories: property and non-property. The Group leases various properties, principally offices, which have varying terms and renewal rights that are typical to the territory in which they are located.

Non-property includes all other leases, such as cars and printers.

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22 Lease arrangements (continued)

Right-of-use assets

	2021 £m	2022 £m
At start of year	216	**161**
Additions	25	**34**
Acquisitions	–	**3**
Remeasurement	9	**8**
Disposals	(5)	**(8)**
Depreciation	(66)	**(63)**
Impairment	(14)	**–**
Exchange translation differences	(4)	**10**
At end of year	161	**145**

Lease liability

	2021 £m	2022 £m
Current		
Property	(67)	**(65)**
Non-property	(2)	**(2)**
Non-current		
Property	(136)	**(113)**
Non-property	(3)	**(2)**
Total	(208)	**(182)**

Interest expense on the lease liabilities recognised within finance costs was £6m (2021: £8m; 2020: £12m).

As at 31 December 2022, RELX was committed to leases with future cash outflows totalling £32m (31 December 2021: £5m) which had not yet commenced and as such are not accounted for as a liability as at 31 December 2022. A liability and corresponding right-of-use asset will be recognised for these leases at the lease commencement date.

RELX subleases vacant space available within its leased properties. IFRS 16 specifies conditions whereby a sublease is classed as a finance lease for the sub-lessor. The finance lease receivable balance held is as follows:

	2021 £m	2022 £m
Net finance lease receivable	2	**5**

Short-term and low-value lease expenses have been included in note 3.

Interest income recognised in relation to finance lease receivables is disclosed in note 7.

23 Share capital and shares held in treasury

Accounting policy
Shares of RELX PLC that are repurchased and not cancelled are classified as shares held in treasury. The consideration paid, including directly attributable costs, is recognised as a deduction from equity. Shares of RELX PLC that are purchased by the Employee Benefit Trust are also classified as shares held in treasury, with the cost recognised as a deduction from equity.

RELX PLC

CALLED UP SHARE CAPITAL – ISSUED AND FULLY PAID

	No. of shares	2021 £m	No. of shares	2022 £m
At start of year	1,982,299,312	286	**1,984,961,632**	**286**
Issue of ordinary shares	2,662,320	–	**1,918,456**	**–**
Cancellation of ordinary shares	–	–	**(52,000,000)**	**(7)**
At end of year	1,984,961,632	286	**1,934,880,088**	**279**

23 Share capital and shares held in treasury (continued)

NUMBER OF ORDINARY SHARES	Year ended 31 December			
	2021 Shares in issue net of treasury shares* (millions)	Shares in issue (millions)	Treasury shares (millions)	2022 Shares in issue net of treasury shares* (millions)
RELX PLC				
At start of year	1,926.0	**1,985.0**	**(55.6)**	**1,929.4**
Issue of ordinary shares	2.7	**1.9**	**–**	**1.9**
Repurchase of ordinary shares	–	**–**	**(21.7)**	**(21.7)**
Net release/(purchase) of shares by the Employee Benefit Trust	0.7	**–**	**(0.1)**	**(0.1)**
Cancellation of ordinary shares	–	**(52.0)**	**52.0**	**–**
At end of year	1,929.4	**1,934.9**	**(25.4)**	**1,909.5**

* At 31 December 2022 the total shares in issue net of treasury shares is 1,909,526,620 (2021: 1,929,425,389).

During the year, RELX PLC repurchased 21.7m (2021: nil; 2020: 7.8m) RELX PLC ordinary shares for an average price of 2,303p; repurchased shares are held in treasury. In 2022 the total consideration for the RELX PLC repurchases was £500m (2021: nil; 2020: £150m).

The Employee Benefit Trust purchases RELX PLC shares which, at the trustees' discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards. During the year, the Employee Benefit Trust purchased 2.2m shares for a total cost of £50m (2021: £1m; 2020: £37m). At 31 December 2022, shares held by the Employee Benefit Trust were £101m (2021: £86m; 2020: £97m) at cost.

The issue of ordinary shares in the year relates to the exercise of share options.

All of the RELX PLC ordinary shares rank equally with respect to voting rights and rights to receive dividends, except for shares held in treasury, which do not attract voting or dividend rights. There are no restrictions on the rights to transfer shares.

At 31 December 2022, RELX PLC shares held in treasury related to 5,553,401 (2021: 5,448,564; 2020: 6,192,953) RELX PLC ordinary shares held by the Employee Benefit Trust; and 19,800,067 (2021: 50,087,679; 2020: 50,087,679) RELX PLC ordinary shares held by the parent company. During 2022, 52m (2021: nil; 2020: nil) RELX PLC ordinary shares held in treasury were cancelled.

On 9 December 2022, RELX PLC announced a non-discretionary programme to repurchase further ordinary shares up to the value of £150m. At 31 December 2022, an accrual of £150m was recognised in respect of this non-discretionary commitment. A further 6.3m RELX PLC ordinary shares have been repurchased in January and February 2023 under this programme.

24 Other reserves and translation reserve

	Total 2021 £m	Translation reserve 2022 £m	Hedge reserve 2022 £m	Other reserves 2022 £m	Total 2022 £m
At start of year	1,241	**250**	**19**	**2,062**	**2,331**
Profit attributable to shareholders	1,471	**–**	**–**	**1,634**	**1,634**
Dividends paid	(920)	**–**	**–**	**(983)**	**(983)**
Actuarial gains on defined benefit pension schemes	321	**–**	**–**	**164**	**164**
Fair value movements on cash flow hedges	10	**–**	**(18)**	**–**	**(18)**
Transfer to profit from cash flow hedge reserve	(9)	**–**	**(17)**	**–**	**(17)**
Tax recognised in other comprehensive income	(49)	**–**	**8**	**(43)**	**(35)**
Exchange differences on translation of foreign operations	223	**427**	**–**	**–**	**427**
Cancellation of shares	–	**–**	**–**	**(1,120)**	**(1,120)**
Increase in share based remuneration reserve (net of tax)	55	**–**	**–**	**47**	**47**
Settlement of share awards	(12)	**–**	**–**	**(35)**	**(35)**
Disposal of non-controlling interests	–	**–**	**–**	**(1)**	**(1)**
At end of year	2,331	**677**	**(8)**	**1,725**	**2,394**

Other reserves principally comprise retained earnings and the share based remuneration reserve. Movements in reserves during the period includes the effects of profits generated during the period, share repurchases, changes in exchange rates and other items. Dividends paid during 2022 were £983m (2021: £920m). Refer to note 13 for further details.

52m (2021: nil) RELX PLC ordinary shares held in treasury were cancelled resulting in a transfer of £1.1bn between other reserves and shares held in treasury.

The increase of £427m in the translation reserve is due to the net effect of changes in exchange rates during the period which increased net debt by £560m and assets (net of other liabilities) by £987m.

25 Related party transactions

Transactions with related parties were made on normal market terms of trading.

Transactions between RELX PLC and subsidiaries of the Group have been eliminated within the consolidated financial statements. Transactions with joint ventures comprise sales of goods and services of £0.4m (2020: nil; 2021: nil) and the rendering and receiving of goods and services of nil (2021: £0.2m; 2020: £0.1m). As at 31 December 2022, amounts owed by joint ventures were £4.2m (2021: £2.4m; 2020: £0.8m) and amounts due to joint ventures were £1.2m (2021: £1.4m; 2020: £0.4m). See note 6 for details of the Group's participation in defined benefit pension schemes.

Key management personnel are also related parties as defined by IAS 24 – Related Party Disclosures and comprise the Executive and Non-Executive Directors of RELX PLC. Key management personnel remuneration is set out below. For reporting purposes, salary, benefits and annual incentive payments are considered short-term employee benefits.

KEY MANAGEMENT PERSONNEL REMUNERATION	2020 £m	2021 £m	2022 £m
Salaries, other short-term employee benefits and non-executive fees	6	7	7
Post-employment benefits	1	1	–
Share based remuneration*	1	8	7
Total	**8**	**16**	**14**

EXECUTIVE DIRECTORS		Salary £'000	Benefits £'000	Annual incentive £'000	Share based remuneration* £'000	Pension* £'000	Total £'000
Total Executive Directors	2020	2,034	99	2,623	595	687	6,038
	2021	2,085	97	3,604	7,953	774	14,513
	2022	**2,137**	**97**	**3,251**	**6,857**	**268**	**12,610**

* The figures for share based awards are calculated in accordance with the methodology set out in the UK Regulations. The figure for performance-related share based awards includes share price appreciation since the date the award was granted. Please see page 124 for further details. Pension is calculated in accordance with the methodology set out in the UK Regulations.

NON-EXECUTIVE DIRECTORS	2020 £'000	2021 £'000	2022 £'000
Fees and benefits	1,558	1,598	**1,566**

The remuneration of non-executive directors comprises fees for services, and benefits primarily relating to tax filing support in respect of filings resulting from their directorships. No deemed benefits were provided during 2022 to former directors (2021: nil; 2020: nil). No loans, advances or guarantees have been provided on behalf of any director. The aggregate gains made by Executive Directors on the exercise of options during 2022 were nil (2021: nil; 2020: nil).

26 Exchange rates

The following exchange rates have been applied in preparing the consolidated financial statements:

	Income statement			Statement of financial position	
	2020	2021	**2022**	2021	**2022**
Euro to sterling	1.12	1.16	**1.17**	1.19	**1.13**
US dollar to sterling	1.28	1.38	**1.24**	1.35	**1.21**

27 Approval of financial statements

The consolidated financial statements were approved and authorised for issue by the Board of Directors on 15 February 2023.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

28 Related undertakings

A full list of related undertakings (comprising subsidiaries, joint ventures, associates and other significant holdings) is set out below.
All are 100% owned directly or indirectly by the Group except where percentage ownership denoted in (x%).

Company name	Share class	Reg office
Australia		
LNRS Data Services (Australia) Pty Ltd	Ordinary	AUS1
Reed Exhibitions Australia Pty Ltd	Ordinary	AUS2
Reed International Books Australia Pty Ltd	Ordinary	AUS2
RELX Australia Pty Ltd	Ordinary	AUS2
ThreatMetrix Pty Ltd	Ordinary	AUS2
Austria		
LexisNexis Verlag ARD ORAC GmbH & Co KG	Partnership Interest	AUT2
ORAC GmbH	Ordinary	AUT2
RELX Austria GmbH	Ordinary	AUT3
RX CEE GmbH	Ordinary	AUT1
RX Salzburg GmbH	Ordinary	AUT3
RX Wien GmbH	Ordinary	AUT1
Standout GmbH	Ordinary	AUT4
Belgium		
LexisNexis BV	Ordinary	BEL1
Brazil		
Elsevier Editora Ltda	Quotas	BRA1
Fircosoft Brasil Consultoria e Servicos de Informatica Ltda	Quotas	BRA2
Gestora de Inteligência de Crédito S.A. (20%)	Common, Preferred	BRA8
LexisNexis Informações e Sistemas Empresariais Ltda	Quotas	BRA6
LexisNexis Serviços de Análise de Risco Ltda	Quotas	BRA7
MLex Brasil Midia Mercadologica Ltda	Quotas	BRA4
Reed Exhibitions Alcântara Machado Ltda	Quotas	BRA3
SST Software do Brasil Ltda	Quotas	BRA5
Canada		
Elsevier Canada Inc.	Common	CAN2
LexisNexis Canada Inc.	Class B	CAN1
RELX Canada Ltd	Common	CAN1
China		
Bakery China Exhibitions Co., Ltd (25%)	Ordinary	CHN1
Beijing Medtime Elsevier Education Technology Co., Ltd (49%)	Common	CHN2
C-One Energy (Guangzhou) Co., Ltd	Ordinary	CHN5
ICIS Consulting (Beijing) Co., Ltd (Liquidation in progress)	Ordinary	CHN18
KeAi Communications Co., Ltd (49%)	Ordinary	CHN15
LexisNexis Information Technology Co. Ltd	Ordinary	CHN19
LexisNexis Risk Solutions (Shanghai) Information Technologies Co. Ltd	Common	CHN7
LNRS Data Services (Shanghai) Co Ltd	Ordinary	CHN13
Reed Elsevier Information Technology (Beijing) Co., Ltd	Common	CHN3
Reed Exhibitions (China) Co., Ltd	Ordinary	CHN4
Reed Exhibitions Hengjin Co., Ltd (51%)	Ordinary	CHN12
Reed Exhibitions (Shanghai) Co., Ltd	Ordinary	CHN10
Reed Huabai Exhibitions (Beijing) Co., Ltd (51%)	Ordinary	CHN4
Reed Huabo Exhibitions (Shenzhen) Co., Ltd (65%)	Ordinary	CHN16
Reed Huaqun Exhibitions Co., Ltd (52%)	Ordinary	CHN4
Reed Exhibitions Kuozhan (Shanghai) Co., Ltd (60%)	Ordinary	CHN8
Reed Sinopharm Exhibitions Co., Ltd (50%)	Ordinary	CHN4
RELX (China) Investment Co., Ltd	Ordinary	CHN9
RX (Shenzhen) Co., Ltd	Ordinary	CHN6
Shanghai Datong Medical Information Technology Co., Ltd	Ordinary	CHN17
Shanghai SinoReal Exhibitions Co., Ltd (27.5%)	Ordinary	CHN11
Z&R Exhibitions Co., Ltd (27.5%)	Ordinary	CHN14
Colombia		
LexisNexis Risk Solutions SAS	Ordinary	COL1
Denmark		
Elsevier A/S	Ordinary	DNK1
Egypt		
Elsevier Egypt LLC	Ordinary	EGY1

Company name	Share class	Reg office
France		
Closd SAS	Ordinary	FRA9
Elsevier Holding France SAS	Ordinary	FRA1
Elsevier Masson SAS	Ordinary	FRA1
Evoluprint SAS	Ordinary	FRA2
Fircosoft SAS	Ordinary	FRA8
GIE EDI Data (83%)	Ordinary	FRA3
GIE Juris Data	Ordinary	FRA3
LexisNexis Business Information Solutions SA	Ordinary	FRA3
LexisNexis Business Information Solutions Holding SA	Ordinary	FRA5
LexisNexis International Development & Services SAS	Ordinary	FRA3
LexisNexis SA	Ordinary	FRA3
Reed Exhibitions ISG SARL	Ordinary	FRA6
RELX France SA	Ordinary	FRA6
RELX France Services SAS	Ordinary	FRA8
RX France SAS	Ordinary	FRA4
SAFI SA (50%)	Ordinary	FRA7
Germany		
BehavioSec GmbH	Ordinary	DEU7
Elsevier GmbH	Ordinary	DEU3
Elsevier Information Systems GmbH	Ordinary	DEU2
IPlytics GmbH	Ordinary	DEU8
LexisNexis GmbH	Ordinary	DEU4
PatentSight GmbH	Ordinary	DEU6
RELX Deutschland GmbH	Ordinary	DEU1
RX Deutschland GmbH	Ordinary	DEU1
Tschach Solutions GmbH	Ordinary	DEU5
Greece		
Mack Brooks Hellas SA (87.36%) (Liquidation in progress)	Ordinary	GRE1
Hong Kong		
Ascend China Holding Ltd	Ordinary	HNK4
JC Exhibition and Promotion Ltd (65%)	Ordinary	HNK4
JYLN Sager Ltd	Ordinary	HNK2
LNRS Data Services (China) Ltd	Ordinary	HNK1
Reed Exhibitions Ltd	Ordinary	HNK4
RELX (Greater China) Ltd	Ordinary	HNK3
India		
FircoSoft India Private Ltd	Ordinary	IND2
Next Events Private Ltd	Ordinary	IND1
Parity Computing India Private Ltd	Ordinary	IND3
Reed Elsevier Publishing (India) Private Ltd	Ordinary	IND1
Reed Manch Exhibitions Private Ltd	Ordinary	IND1
Reed Triune Exhibitions Private Ltd (72%)	Ordinary	IND4
RELX India Private Ltd	Ordinary	IND1
Indonesia		
PT Reed Exhibitions Indonesia (70%)	Class A Preferred Class B Common	IDN1
PT RELX Information Analytics Indonesia	Ordinary	IDN2
Irish Republic		
Elsevier Services Ireland Ltd	Ordinary	IRL2
LexisNexis Risk Solutions (Europe) Ltd	Ordinary	IRL1
LexisNexis Risk Solutions (Ireland) Ltd	Ordinary	IRL1
3D4Medical Ltd	Ordinary	IRL3
Israel		
LexisNexis Israel Ltd	Ordinary	ISR1
Italy		
Elsevier SRL	Registered Capital	ITA1
ICIS Italia SRL	Ordinary	ITA2
RX Italy SRL	Ordinary	ITA1

28 Related undertakings (continued)

Company name	Share class	Reg office
Japan		
Ascend Japan KK	Ordinary	JPN1
Elsevier Japan KK	Ordinary	JPN2
LexisNexis Japan KK	Ordinary	JPN2
PatentSight Japan Inc.	Common	JPN2
RX Japan KK	Ordinary	JPN3
Korea (Republic of)		
Elsevier Korea LLC	Ordinary	KOR1
LexisNexis Legal and Professional Service Korea Ltd	Ordinary	KOR2
Reed Exhibitions Korea Ltd	Ordinary	KOR3
Reed Exporum Ltd (60%)	Ordinary	KOR4
Reed K. Fairs Ltd (70%)	Ordinary	KOR3
Macau		
Reed Exhibitions Macau Ltd	Ordinary	MAC1
Malaysia		
LexisNexis Malaysia Sdn Bhd	Ordinary	MYS1
Mexico		
Masson-Doyma Mexico, S.A.	Ordinary	MEX1
Reed Exhibitions Mexico S.A. de C.V.	Fixed	MEX2
Netherlands		
AGRM Solutions C.V.	Partnership Interest	NLD1
Caselex B.V.	Ordinary	NLD1
Elsevier B.V.	Ordinary	NLD1
ICIS Benchmarking Europe B.V.	Ordinary	NLD1
LexisNexis Business Information Solutions B.V.	Ordinary	NLD1
LNRS Data Services B.V.	Ordinary	NLD1
Misset Uitgeverij B.V. (49%)	Ordinary	NLD2
RELX Employment Company B.V.	Ordinary	NLD1
RELX Finance B.V.	Ordinary	NLD1
RELX Holdings B.V.	Ordinary	NLD1
RELX Nederland B.V.	Ordinary	NLD1
RELX Overseas B.V.	Ordinary RE	NLD1
New Zealand		
LexisNexis NZ Ltd	Ordinary	NZL1
Philippines		
Reed Elsevier Shared Services (Philippines) Inc.	Common	PHL1
Poland		
AI Digital Contracts Sp. z.o.o. (75%)	Ordinary	POL1
Elsevier Sp. z.o.o.	Ordinary	POL2
Russia		
Elsevier LLC (Liquidation in progress)	Participation Shares	RUS2
LexisNexis LLC (Liquidation in progress)	Participation Shares	RUS3
Real Estate Events Direct LLC (80%) (Liquidation in progress)	Participation Shares	RUS1
RELX LLC (Liquidation in progress)	Participation Shares	RUS1
Singapore		
Elsevier (Singapore) Pte Ltd	Ordinary	SGP1
Lexis-Nexis Philippines Pte Ltd	Ordinary-B, Preference	SGP2
LNRS Data Services Pte Ltd	Ordinary	SGP3
RE (HAPL) Pte Ltd	Ordinary	SGP1
RELX (Singapore) Pte Ltd	Ordinary	SGP2
South Africa		
Globalrange SA (Pty) Ltd	Ordinary	ZAF1
LexisNexis (Pty) Ltd (78%)	A-Ordinary	ZAF2
LexisNexis Risk Management (Pty) Ltd (78%)	Ordinary	ZAF2
LexisNexis South Africa Shared Services (Pty) Ltd	Ordinary	ZAF2

Company name	Share class	Reg office
Reed Events Management (Pty) Ltd (90%)	Ordinary	ZAF2
Reed Exhibitions (Pty) Ltd (90%)	Ordinary	ZAF2
Reed Exhibitions Group (Pty) Ltd (90%)	Ordinary	ZAF2
Reed Venue Management (Pty) Ltd (90%)	Ordinary	ZAF2
RELX (Pty) Ltd	Ordinary	ZAF2
Spain		
Elsevier Espana SL	Participations	ESP1
Sweden		
Behaviometrics AB	Ordinary	SWE1
Switzerland		
Fircosoft Schweiz GmbH (Liquidation in progress)	Ordinary	CHE1
Taiwan		
Elsevier Taiwan LLC	Ordinary	TWN1
Thailand		
Reed Tradex Company Ltd (49%)	Ordinary, Preference	THA1
RELX Holding (Thailand) Co., Ltd	Ordinary	THA2
RELX Information Analytics (Thailand) Co., Ltd	Ordinary	THA3
Turkey		
Elsevier STM Bilgi Hizmetleri Limited Şirketi	Ordinary	TUR1
Mack Brooks Fuarcilik A.S.	Registered Capital	TUR3
Reed Tüyap Fuarcilik A.S. (50%)	A Ordinary, B Ordinary	TUR2
United Arab Emirates		
Reed Exhibitions FZ-LLC	Ordinary	UAE1
RELX Middle East FZ-LLC	Ordinary	UAE2
United Kingdom		
3rd Street Group Ltd	Ordinary	GBR3
Butterworths Ltd	Ordinary	GBR4
Cordery Compliance Ltd (71%)	Ordinary	GBR4
Cordery Ltd (71%)	Ordinary	GBR4
Crediva Ltd	Ordinary	GBR5
Digital Foundry Network Ltd (50%)	Ordinary	GBR3
E & P Events LLP (50%)	Membership Interest	GBR3
Elsevier Ltd	Ordinary	GBR6
Emailage Ltd	Ordinary	GBR5
Gamer Network Ltd	Ordinary	GBR3
Gapsquare Ltd	A Ordinary, B Ordinary	GBR2
Hookshot Media Ltd (23.5%)	Ordinary	GBR8
Interfolio UK Ltd	Ordinary	GBR10
LexisNexis Risk Solutions UK Ltd	Ordinary	GBR5
LNRS Data Services Holdings Ltd	Ordinary	GBR1
LNRS Data Services Ltd	Ordinary	GBR2
Mack-Brooks Exhibitions Ltd	Ordinary	GBR3
MCM Expo Ltd	Ordinary	GBR3
Mendeley Ltd	Ordinary	GBR6
MLex Ltd	Ordinary	GBR4
Offshore Europe (Management) Ltd	Ordinary	GBR3
Offshore Europe Partnership (50%)	Partnership Interest	GBR3
Out There Gaming Ltd (70%)	Ordinary	GBR3
Oxford Spires Management Co; Ltd (55%)	Ordinary	GBR7
RE (HPL) Ltd	Ordinary	GBR1
RE (RCB) Ltd	Ordinary	GBR1
RE Secretaries Ltd	Ordinary	GBR1
RE (SOE) Ltd	Ordinary	GBR3
Reed Events Ltd	Ordinary	GBR3
Reed Exhibitions Ltd	Ordinary	GBR3
Reed Nominees Ltd	Ordinary	GBR1
RELX Finance Ltd	Ordinary	GBR1
RELX Group plc	Ordinary	GBR1
RELX (Holdings) Ltd	Ordinary	GBR1

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

28 Related undertakings (continued)

Company name	Share class	Reg office
RELX (Investments) plc	Ordinary	GBR1
RELX Overseas Holdings Ltd	Ordinary	GBR1
RELX (UK) Ltd	Ordinary	GBR1
REV GP (UK) LLP	Membership Interest	GBR1
REV Venture Partners Ltd	Ordinary	GBR1
REV V LP	Partnership Interest	GBR1
SciBite Ltd	A Ordinary, B Ordinary, C Ordinary	GBR9
Tracesmart Ltd	Ordinary	GBR5
TruNarrative Ltd	Ordinary	GBR5
United States		
Accuity Asset Verification Services Inc.	Common Stock	USA1
Accuity Inc.	Common Stock	USA1
American Textile Machinery Exhibition International Inc. (40%)	Common Stock	USA3
Aries Systems Corporation	Common Stock	USA3
BehavioSec Inc	Common Stock	USA2
Crop Data Management Systems, Inc.	Common Stock	USA2
Dunlap-Hanna Publishers (50%)	Partnership Interest	USA7
Elsevier Holdings Inc.	Common Stock	USA3
Elsevier Inc.	Common Stock	USA3
Elsevier Medical Information LLC	Membership Interest	USA3
Elsevier STM Inc.	Common Stock	USA3
Emailage Corp.	Common Stock	USA2
Enclarity, Inc.	Common Stock	USA2
Flyreel Inc.	Common Stock	USA2
Gaming Business Asia LLC (50%)	Membership Interest	USA3
Health Market Science, Inc.	Common Stock	USA2
ID Analytics LLC	Membership Interest	USA2
IDG-RBI China Publishers LLC (50%)	Membership Interest	USA3
Interfolio, Inc.	Common Stock	USA3
Interfolio Data 180, LLC	Membership Interest	USA3
Knovel Corporation	Common Stock	USA3
Knowable Inc (75%)	Common Stock	USA3
Legal InQuery Solutions Inc.	Common Stock	USA8
LexisNexis Claims Solutions Inc.	Common Stock	USA2
LexisNexis Coplogic Solutions Inc.	Common Stock	USA2
LexisNexis of Puerto Rico Inc.	Common Stock	USA8
LexisNexis Risk Data Management LLC	Membership Interest	USA2
LexisNexis Risk Holdings Inc.	Common Stock	USA2
LexisNexis Risk Solutions Inc.	Common Stock	USA2
LexisNexis Risk Solutions FL Inc.	Common Stock	USA2
LexisNexis Special Services Inc.	Common Stock	USA6
LexisNexis VitalChek Network Inc.	Common Stock	USA2
LNRS Data Services Inc.	Common Stock	USA5
Matthew Bender & Company, Inc.	Common Stock	USA3
MLex US, Inc.	Common Stock	USA3
Parley Pro Inc.	Common Stock	USA3
PCLaw Time Matters LLC (51%)	Membership Interest	USA3
Portfolio Media, Inc.	Common Stock	USA3
Reed Technology and Information Services LLC	Membership Interest	USA3
RELX Capital Inc.	Common Stock	USA4
RELX Inc.	Common Stock	USA3
RELX Risks Inc.	Common Stock	USA9
REV IV Partnership LP	Partnership Interest	USA4
SAFI Americas LLC (50%)	Membership Interest	USA3
SageStream LLC	Membership Interest	USA2
The Reed Elsevier Ventures 2005 Partnership LP	Partnership Interest	USA4
The Reed Elsevier Ventures 2011 Partnership LP	Partnership Interest	USA4
The Reed Elsevier Ventures 2013 Partnership LP	Partnership Interest	USA4
The Remick Publishers (50%)	Partnership Interest	USA7
ThreatMetrix, Inc.	Common Stock	USA2
World Compliance, Inc.	Common Stock	USA4
Vietnam		
Reed Tradex Vietnam LLC (49%)	Membership Interest	VIE1

Registered offices	
Australia	
AUS1:	Building B, Level 2, Unit 11, 1 Maitland Place, Baulkham Hills, NSW 2153
AUS2:	Tower 2, Level 1, 475 Victoria Avenue, Chatswood NSW 2067
Austria	
AUT1:	Messeplatz 1, 1020, Vienna
AUT2:	Trabrennstrassee 2ª,1020, Vienna
AUT3:	Am Messezentrum 6, 5020, Salzburg
AUT4:	Am Messezentrum 7, 5020, Salzburg
Belgium	
BEL1:	Oudenaardseheerweg 129, 9810 Nazareth
Brazil	
BRA1:	Rua da Assembleia no 100, 6th Floor, RJ Centro, Rio de Janiero, 20011-904
BRA2:	Rua Bela Cintra 2305, São Paulo, 01415-009
BRA3:	Rua Bela Cintra no. 1200, 10th floor, São Paulo, 01415-001
BRA4:	Avenida Paulista, 2300-Piso Pilotis room 28, São Paulo, 01310-300
BRA5:	Rua Cel Fonseca, 203 A-Centro, Botucatu, São Paulo, 18600-200
BRA6:	Rua Funchal, 538, conjunto 42, Vila Olímpia, São Paulo - CEP 04551-060
BRA7:	Alameda Rio Negro, 161 Alphaville Industrial, Barueri, São Paulo 06.455-000
BRA8:	Alphaville, Conjuntos 81-84, Centro Empresarial Araguaia, Barueri, São Paulo 2104, 8-9 Andar
Canada	
CAN1:	111 Gordon Baker Road, Suite 900, Toronto, Ontario, M2H 3R1
CAN2:	26E-1501 av. McGill College, Montreal, Quebec, H3A 3N9
China	
CHN1:	Zhongkun Building, Room 612, Gaoliangqiaoxie Street, No. 59, Haidan District, Beijing, 100044
CHN2:	Room 516, 5th Floor, Building 22, Area 11, No. 38, Xueyuan Road, Haidian District, Beijing
CHN3:	Oriental Plaza, No. 1 East Chang An Ave, Tower W1, 7th Floor, Unit 1-7, Dong Cheng District, Beijing, 100738
CHN4:	Ping An International Finance Center, Room 1504, 15th Floor, Tower A-101, 3-24 floor, Xinyuan South Road, Chaoyang District, Beijing, 100027
CHN5:	Unit B1303-1 & 1305, 13F Center Plaza, 161 Linhe Road West, Tianhe District Guangzhou
CHN6:	Unit 303, 3F, Tower 3 Kerry Plaza ,No.1 Zhong Xin Si Road, Fu Tian District, Fu Tian District, Shenzhen
CHN7:	Room 5106, Raffle City, 268 Middle Xizang Road, Huangpu District, Shanghai, 200001
CHN8:	Intercontinental Center, 42F, 100 Yutong Road, Zhabei District, Shanghai, 200070
CHN9:	Room 319, 238 Jiangchangsan Road, Jing'an District, Shanghai
CHN10:	Room 304, Sanlian Building, No.8, Huajing Road, Pudong District, Shanghai, 200070
CHN11:	Building 2, Room No. 3895, Changjiang Avenue, No. 161, Changliang Farm, Chongming County, Shanghai
CHN12:	Floor 2, No.979, Yunhan Road, Nicheng Town, Pudong New District, Shanghai
CHN13:	4/F Block 3, No 999 Jingzhong Road, Changning District, Shanghai
CHN14:	A0208, 1st floor, building 2, Yard 66, Yanfu Road, Yancun Tow, Fangshan District Beijing
CHN15:	16 Donghuangchenggen North Street, Beijing, 100717
CHN16:	Shenzhen International Chamber of Commerce Tower, Room 1801-1802, 1805, Fuhua 3rd Road, Futian District, Shenzhen, 518048
CHN17:	5/F Unit A, Digital China Centre No. 567 Tianshan West Road, ChangNing District, Shanghai, 200335
CHN18:	Room 12B, 7th Floor, Oriental Plaza, 1 East Chang An Avenue, Beijing, 100738
CHN19:	404 F4, No.9 Shangdi 9th Street, Haidian District, Beijing, 100085
Colombia	
COL1:	Philippe Prietocarrizosa & Uria Abogados, Carrera 9 No. 74-08 Oficina 105, Bogota, d.c., 76600
Denmark	
DNK1:	Niels Jernes Vej 10, 9220, Aalborg East
Egypt	
EGY1:	Land Mark Office Building, 2nd Floor, 90th Street, City Center, 5th Settlement, New Cairo, Cairo

28 Related undertakings (continued)

Registered offices

France

FRA1:	65, rue Camille Desmoulins, 92130, Issy les Moulineaux
FRA2:	Parc Euronord, 10 rue du Parc, 31150, Bruguieres
FRA3:	141 rue de Javel, 75015, Paris
FRA4:	52 Quai de Dion Bouton, 92800, Puteaux
FRA5:	Immeuble Technopolis, 350 rue Georges Besse, 30000, Nimes
FRA6:	27-33 quai Alphonse Le Gallo, 92100, Boulogne-Billancourt
FRA7:	6-8 Rue Chaptal, 75009, Paris
FRA8:	151-155 Rue de Bercy, 75012, Paris
FRA9:	168 Rue Saint-Denis, 75002, Paris

Germany

DEU1:	Volklinger Strasse 4, 40219, Dusseldorf
DEU2:	St. Martin Tower, Wing, 2nd floor, Franklinstrasse 61-63, 60486, Frankfurt am Main Hessen
DEU3:	Bernhard-Wicki-Strasse 5, 80636, Munich
DEU4:	Heerdter Sandberg 30, 40549, Dusseldorf
DEU5:	Steinhauserstrasse 9, 76135, Karlsruhe
DEU6:	Joseph-Schumpeter-Allee 33, 53227, Bonn
DEU7:	Fritz-Haber-Strasse 9 OG 13, 06217 Merseburg
DEU8:	Schopenhauer Strasse 93 e, 14129, Berlin

Greece

GRE1:	188A, Filolaou Str., Athens. 11632

Hong Kong

HNK1:	5/F, Manulife Place, 348 Kwun Tong Road, Kowloon
HNK2:	Flat 1506, 15/F, Lucky Center, No. 165-171 Wan Chai Road, Wan Chai
HNK3:	11/F Oxford House, Taikoo Place, 979 King's Road, Quarry Bay
HNK4:	17th Floor, One Island East, Taikoo Place, 18 Westlands Road, Quarry Bay

India

IND1:	818, 8th Floor, Indraprakash Builing, 21 Barakhamba Road, New Delhi, Delhi, 110001
IND2:	Ascendas International Tech Park, Crest Building 12th Floor, Taramani Road, Taramani, Chennai, 600113
IND3:	99/100, Prestige Towers Unit No. 505, Fifth Floor, Residency Road, Bangalore, Karnataka, 560025
IND4:	25, 3rd floor, 8th Main Road, Vasanthnager, Bangalore, Karnataka, 560052

Indonesia

IDN1:	APL Tower Central Park 26th Floor Unit T3 Jl. S. Parman Kav., 28, Grogol, Pertamburan Jakarta Barat 11470
IDN2:	Gedung World Trade Center, 3 LT 20 Spaces JL Jend Sudirman Kav 29-31 RT/RW 008/003, Karet Kuningan, Setiabudi, Jakarta Selatan, DKI Jakarta 12940

Irish Republic

IRL1:	80 Harcourt Street, Dublin 2, Dublin, D02 F449
IRL2:	Suite 4320, Atlantic Avenue, Westpark Business Campus, Shannon, Clare, V14 YX01
IRL3:	1F Cedarhurst Building, Arkle Road, Sandyford Business Park, Dublin, D18 X6N2

Israel

ISR1:	Meitar, Attorneys at Law, 16 Abba Hillel Rd. Ramat Gan 5250608

Italy

ITA1:	Via Marostica 1, 20146, Milan
ITA2:	Studio Colombo e Associati, Via Cino del Duca 5, 20122, Milan

Japan

JPN1:	Kyodo Tsushin Kaikam 2F, 2-2-5 Toronomon, Minato-ku, Tokyo, 105-0001
JPN2:	1-9-15, Higashi Azabu, Minato-ku Tokyo, 106-0044
JPN3:	Shinjuku-Nomura Bldg., 1-26-2 Nishi-shinjuku, Shinjuku-ku, Tokyo, 163-0525

Korea (Republic of)

KOR1:	Chunwoo Building, 4th floor, 534 Itaewon-dong, Yongsan-gu, Seoul, 140-861
KOR2:	206 Noksapyeong-daero, Yongsan-gu, Seoul, 140-861
KOR3:	1622-24 Block A Terra Tower 2, 201 Songpa-daero, Songpa-gu, Seoul
KOR4:	4th floor at 195-6 Jamsil-dong, Songpagu, Seoul

Macau

MAC1:	Rua De Xangai, No. 175 Edif. Associacao Comercial de Macau, 11 Andar, Bloco K

Malaysia

MYS1:	Suite 29-1, Level 29, Vertical Corporate, Tower B, Avenue 10, The Vertical, 59200 Bangsar South City, Kuala Lumpur

Registered offices

Mexico

MEX1:	Masson-Doyma Mexico S.A., Av Insurgentes Sur 1388 Piso 8, Col Actipan Mixcoac Del. Benito Juarez, Mexico DF, CP 03230
MEX2:	Avenida Paseo de la Reforma 243, Piso 15, Col. Cuauhtemoc, Mexico City, 06500

Netherlands

NLD1:	Radarweg 29, 1043 NX Amsterdam
NLD2:	Hanzestraat 1, 7006RH Doetinchem

New Zealand

NZL1:	Level 1, 138 The Terrace, P.O. Box 472, Wellington 6011

Philippines

PHL1:	Building H, 2nd Floor, U.P. Ayalaland TechnoHub, Commonwealth Avenue, Quezon City, Metro Manila, 1101

Poland

POL1:	Plac Grunwaldzki 23-27, 50-365 Wroclaw
POL2:	Al. JJana Pawla II, 22, 00-133, Warszawa

Russia

RUS1:	2nd Syromyatnichesky per, bld.1, Space I, Room 13, 105120, Moscow
RUS2:	Building 1, Facility 1, Room 80, 9/26 Shchipok St., Municipal District Zamoskvorechye, 115054, Moscow
RUS3:	Building 1, facility 1, Room 5, 9/26 Shchipok St., Municipal District Zamoskvorechye, 115054, Moscow

Singapore

SGP1:	3 Killiney Road, #08-01 Winsland House 1, 239519
SGP2:	80 Robinson Road, #02-00, 068898
SGP3:	1 Changi Business Park Crescent, #06-01 Plaza 8 & CBP, 48602551

South Africa

ZAF1:	Ground Floor, Pebble Beach, Fourways Golf Park, Roos Street, Fourways Sandton, Johannesburg, Gauteng 2068
ZAF2:	Building 8, Country Club Estate Office Park, 21 Woodlands Drive, Woodmead, Gauteng, 2191

Spain

ESP1:	C/ Josep Tarradellas 20-30, 1º / 20029, Barcelona

Sweden

SWE1:	Aurorum 8A 977 75 Lulea

Switzerland

CHE1:	Bahnhofstrasse 100, 8001 Zurich

Taiwan

TWN1:	Rm N818, 8F, Chia Hsin Building II, No. 9, Lane 3, Minsheng West Road, Taipei 10449

Thailand

THA1:	Sathorn Nakorn Building, Floor 32, No. 100/68-69 North Sathon Road, Silom, Bangrak, Bangkok, 10500
THA2:	14th Floor, CTI Tower, 191/70-73 Ratchadapisek Road, Khwaeng Klongtoey, Khet, Klongtoey, Bangkok
THA3:	2 Ploenchit Centre, Room 7, Floor G., Sukhumvit Road, Klongtoey, Bangkok, 10110

Turkey

TUR1:	Maslak Mah. Bilim Sokak Sun Plaza Kat:13 Sisli-Maslak, Istanbul
TUR2:	Tuyap Fuar ve Kongre Merkezi, Cumhuriyet Mahallesi Eski Hadimkoy Yolu 9/4, 34500 Buyukcekmece, Istanbul
TUR3:	Esentepe Mah. Ali Kaya SK. Polat Plaza B Blok No: 1/1B Sisli, Istanbul

United Arab Emirates

UAE1:	Office 0225 Podium 2, Yas Creative Hub Tower 2, Abu Dhabi, PO BOX 77899
UAE2:	Al Sufouh Complex, Office nos. 404, 405, 406 & 407, Dubai Media City, Dubai

United Kingdom

GBR1:	1-3 Strand, London, WC2N 5JR
GBR2:	Quadrant House, The Quadrant, Sutton, Surrey, SM2 5AS
GBR3:	Gateway House, 28 The Quadrant, Richmond, Surrey, TW9 1DN
GBR4:	Lexis House, 30 Farringdon Street, London, EC4A 4HH
GBR5:	Global Reach, Dunleavy Drive, Cardiff, CF11 0SN
GBR6:	The Boulevard, Langford Lane, Kidlington, Oxford, OX5 1GB

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28 Related undertakings (continued)

Registered offices	
GBR7:	40 Kimbolton Road, Bedford, MK40 2NR
GBR8:	5 Oakwood Drive, Loughborough, LE11 3QF
GBR9:	Biodata Innovation Centre Wellcome Genome Campus, Hinxton, Cambridge, CB10 1DR
GBR10:	The Barn, Horningsea Road, Cambridge, CB5 8SZ

United States	
USA1:	1007 Church Street, Evanston IL 60201
USA2:	1000 Alderman Dr., Alpharetta, GA 30005
USA3:	230 Park Ave, New York, NY 10169
USA4:	1105 North Market St, Wilmington, DE 19801
USA5:	3355 West Alabama Street, Houston, TX 77098
USA6:	1150 18th St, NW, Washington, DC 20036
USA7:	313 Washington Street, Suite 400, Newton, MA 02458
USA8:	9443 Springboro Pike, Miamisburg, OH 45342
USA9:	76 St. Paul Street, Suite 500, Burlington, VT 05401-4477

Vietnam	
VIE1:	2nd Floor, Kova Center, 92G-92H Nguyen Huu Canh Street, Ward no. 22, District. Binh Thanh, Ho Chi Minh City

The following UK subsidiaries will take advantage of the audit exemption set out with in Section 479A of the Companies Act 2006 supported by guarantees issued by RELX PLC over their liabilities for the year ended 31 December 2022.

Company name	Registration number
Butterworths Limited	2826955
Crediva Limited	6567484
E&P Events LLP	OC328529
Emailage Limited	9282165
Interfolio UK Limited	7820803
Mack-Brooks Exhibitions Limited	967560
MCM Expo Limited	8421024
MLex Limited	5488651
Offshore Europe (Management) Limited	2318214
RE (SOE) Limited	2330299
Reed Events Limited	5893942
RELX (Holdings) Limited	5807690
RELX (Investments) plc	5810043
RELX Overseas Holding Limited	9489059
REV GP (UK) LLP	OC437653
REV Venture Partners Limited	4226986
SciBite Limited	7778456
Tracesmart Limited	3827062
TruNarrative Limited	10241297

5 year summary

	2018 £m	2019 £m	2020 £m	2021 £m	**2022 £m**
RELX consolidated financial information					
Growth rates					
Underlying revenue growth	+4%	+4%	-9 %	+7%	**+9%**
Underlying adjusted operating profit growth	+6%	+5%	-18%	+13%	**+15%**
Adjusted earnings per share growth (at constant currency)	+7%	+7%	-15%	+17%	**+10%**
Adjusted figures					
Revenue	7,492	7,874	7,110	7,244	**8,553**
Operating profit	2,346	2,491	2,076	2,210	**2,683**
Operating margin	31.3%	31.6%	29.2%	30.5%	**31.4%**
Profit before tax	2,145	2,200	1,916	2,077	**2,489**
Net profit attributable to shareholders	1,674	1,808	1,543	1,689	**1,961**
Net margin	22.3%	23.0%	21.7%	23.3 %	**22.9%**
Cash flow	2,243	2,402	2,009	2,230	**2,709**
Cash flow conversion	96%	96%	97%	101 %	**101%**
Return on invested capital	13.2%	13.6%	10.8%	11.9 %	**12.5%**
Earnings per share	84.7p	93.0p	80.1p	87.6 p	**102.2p**
Dividend					
Ordinary dividend per share	42.1p	45.7p	47.0p	49.8p	**54.6p**
Reported figures					
Revenue	7,492	7,874	7,110	7,244	**8,553**
Operating profit	1,964	2,101	1,525	1,884	**2,323**
Profit before tax	1,720	1,847	1,483	1,797	**2,113**
Net profit attributable to shareholders	1,422	1,505	1,224	1,471	**1,634**
Net margin	19.0%	19.1%	17.2%	20.3 %	**19.1%**
Net debt	6,177	6,191	6,898	6,017	**6,604**
Earnings per share (pence)	71.9p	77.4p	63.5p	76.3 p	**85.2p**

(1) Adjusted figures are presented as additional performance measures used by management. Further details on the adjusted measures can be found in the Alternative performance measures section on pages 216 to 224.
(2) Dividend per ordinary share is based on the interim dividend and proposed final dividend for the relevant year.

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RELX PLC
company only
financial statements



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RELX PLC statement of financial position

AS AT 31 DECEMBER	Note	2021 £m	2022 £m
Non-current assets			
Investments in subsidiary undertakings	1	18,327	**18,333**
		18,327	**18,333**
Current assets			
Trade and other receivables		1	**–**
Receivables: amounts due from subsidiary undertakings		1,857	**1,469**
Total assets		20,185	**19,802**
Current liabilities			
Taxation		–	**1**
Other payables		3	**154**
Payables: amounts owed to subsidiary undertakings		–	**10**
		3	**165**
Net assets		20,182	**19,637**
Capital and reserves			
Share capital		286	**279**
Share premium		1,491	**1,517**
Shares held in treasury		(789)	**(312)**
Capital redemption reserve		36	**43**
Other reserves		177	**183**
Merger reserve		11,150	**11,150**
Net profit		1,046	**1,056**
Reserves		6,785	**5,721**
Shareholders' equity		20,182	**19,637**

The RELX PLC Company financial statements were approved by the Board of Directors and authorised for issue on 15 February 2023. They were signed on its behalf by:

N L Luff
Chief Financial Officer

RELX PLC statement of changes in equity

	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve [1] £m	Other reserves [2] £m	Merger reserve [1] £m	Net profit £m	Reserves [3] £m	Total £m
Balance at 1 January 2021	286	1,459	(789)	36	172	11,150	1,051	6,654	20,019
Total comprehensive income for the year	–	–	–	–	–	–	1,046	–	1,046
Dividends paid [4]	–	–	–	–	–	–	–	(920)	(920)
Issue of ordinary shares, net of expenses	–	32	–	–	–	–	–	–	32
Equity instruments granted to employees of the Group	–	–	–	–	5	–	–	–	5
Transfer of net profit to reserves	–	–	–	–	–	–	(1,051)	1,051	–
Balance at 1 January 2022	**286**	**1,491**	**(789)**	**36**	**177**	**11,150**	**1,046**	**6,785**	**20,182**
Total comprehensive income for the year	**–**	**–**	**–**	**–**	**–**	**–**	**1,056**	**–**	**1,056**
Dividends paid [4]	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(983)**	**(983)**
Repurchase of ordinary shares	**–**	**–**	**(650)**	**–**	**–**	**–**	**–**	**–**	**(650)**
Cancellation of shares	**(7)**	**–**	**1,127**	**7**	**–**	**–**	**–**	**(1,127)**	**–**
Issue of ordinary shares, net of expenses	**–**	**26**	**–**	**–**	**–**	**–**	**–**	**–**	**26**
Equity instruments granted to employees of the Group	**–**	**–**	**–**	**–**	**6**	**–**	**–**	**–**	**6**
Transfer of net profit to reserves	**–**	**–**	**–**	**–**	**–**	**–**	**(1,046)**	**1,046**	**–**
Balance at 31 December 2022	**279**	**1,517**	**(312)**	**43**	**183**	**11,150**	**1,056**	**5,721**	**19,637**

(1) The capital redemption and merger reserve do not form part of the distributable reserves balance.
(2) Other reserves relate to equity instruments granted to employees of the Group under share based remuneration arrangements, and do not form part of the distributable reserves balance.
(3) Distributable reserves at 31 December 2022 were £6,465m (2021: £7,042m) comprising net profit and reserves, net of shares held in treasury.
(4) Refer to note 13 of the RELX consolidated financial statements on page 184 for further dividend disclosure.

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RELX PLC accounting policies

Basis of preparation
RELX PLC meets the definition of a qualifying entity under FRS 100 (Financial Reporting Standard 100) issued by the Financial Reporting Council (FRC). Accordingly, the financial statements are prepared in accordance with FRS 101 (Financial Reporting Standard 101) – Reduced Disclosure Framework as issued by the Financial Reporting Council, incorporating the Amendments to FRS 101 issued by the FRC in July 2015 and the amendments to company law made by The Companies, Partnerships and Groups (Accounts and Reports) Regulations 2015.

As permitted by FRS 101, RELX PLC has taken advantage of the disclosure exemptions available under that standard in relation to share based payments, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cash flow statement, standards not yet effective, impairment of assets and related party transactions.

The RELX PLC financial statements have been prepared on the historical cost basis.

Unless otherwise indicated, all amounts in the financial statements are in millions of pounds.

The RELX PLC financial statements should be read in conjunction with the Group consolidated financial statements and notes presented on pages 162 to 205, which are also presented as the RELX PLC consolidated financial statements. See the Basis of preparation of the consolidated financial statements on page 167.

The RELX PLC financial statements are prepared on a going concern basis, as explained on page 95.

As permitted by Section 408 of the Companies Act 2006, and in compliance with The Companies, Partnerships and Groups (Accounts and Reports) Regulations 2015, the Company has not presented its own profit and loss account but has presented the net profit for the year on the statement of financial position.

The RELX PLC accounting policies under FRS 101 are set out below.

Investments
Fixed asset investments are stated at cost, less provision, if appropriate, for any impairment in value. The fair value of the award of share options and conditional shares over RELX PLC ordinary shares to employees of the Group are treated as a capital contribution.

Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Shares held in treasury
The consideration paid, including directly attributable costs, for shares repurchased is recognised as shares held in treasury and presented as a deduction from total equity. Details of share capital and shares held in treasury are set out in note 23 of the Group consolidated financial statements.

Foreign exchange translation
Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction.

Taxation
Refer to note 9 on pages 178 to 181 of the consolidated financial statements for the taxation accounting policies.

Notes to the RELX PLC financial statements

1 Investments

	Subsidiary undertaking £m	Total £m
At 1 January 2021	18,322	18,322
Equity instruments granted to employees of the Group	5	5
At 1 January 2022	**18,327**	**18,327**
Equity instruments granted to employees of the Group	**6**	**6**
At 31 December 2022	**18,333**	**18,333**

2 Related party transactions

All transactions with subsidiaries and the Group's employees, which are related parties of RELX PLC, are reflected in these financial statements. Transactions with key management personnel including share based remuneration costs are set out in note 25 of the Group consolidated financial statements and details of the Directors' remuneration are included in the Directors' Remuneration Report on pages 110 to 142.

3 Contingent liabilities

There are contingent liabilities in respect of debt of subsidiaries guaranteed by RELX PLC as follows:

	2021 £m	**2022 £m**
Contingent liabilities	5,679	**6,518**

Financial instruments disclosures in respect of the debt covered by the above guarantees are given in note 17 of the Group's consolidated financial statements.

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Other financial information











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Summary consolidated financial information in euros

Basis of preparation

The Group's consolidated financial information is presented in sterling. The summary financial information is a simple translation of the Group's consolidated financial statements into euros at the stated rates of exchange.

EXCHANGE RATES FOR TRANSLATION	Income statement			Statement of financial position		
	2020	2021	**2022**	2020	2021	**2022**
Euro to sterling	1.12	1.16	**1.17**	1.12	1.19	**1.13**

Consolidated income statement

FOR THE YEAR ENDED 31 DECEMBER	2020 €m	2021 €m	2022 €m
Revenue	7,963	8,403	**10,007**
Operating profit	1,708	2,185	**2,718**
Profit before tax	1,661	2,085	**2,472**
Net profit attributable to shareholders	1,371	1,706	**1,912**
Adjusted operating profit	2,325	2,564	**3,139**
Adjusted profit before tax	2,146	2,409	**2,912**
Adjusted net profit attributable to shareholders	1,728	1,959	**2,294**
Adjusted earnings per ordinary share	€0.897	€1.016	**€1.196**
Basic earnings per ordinary share	€0.712	€0.885	**€0.997**
Net dividend per ordinary share paid in the year	€0.512	€0.553	**€0.599**
Net dividend per ordinary share paid and proposed in relation to the financial year	€0.526	€0.578	**€0.639**

Consolidated statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	2020 €m	2021 €m	2022 €m
Net cash from operating activities	1,788	2,338	**2,809**
Net cash used in investing activities	(1,314)	(445)	**(1,005)**
Net cash used in financing activities	(531)	(1,863)	**(1,561)**
(Decrease)/increase in cash and cash equivalents	(57)	30	**243**
Movement in cash and cash equivalents			
At start of year	163	99	**134**
(Decrease)/increase in cash and cash equivalents	(57)	30	**243**
Exchange translation differences	(7)	5	**0**
At end of year	99	134	**377**
Adjusted cash flow	2,250	2,587	**3,170**

Consolidated statement of financial position

AS AT 31 DECEMBER	2020 €m	2021 €m	2022 €m
Non-current assets	13,295	13,686	**14,419**
Current assets	2,547	2,805	**3,468**
Total assets	15,842	16,491	**17,887**
Current liabilities	4,899	4,460	**5,861**
Non-current liabilities	8,590	8,194	**7,783**
Total liabilities	13,489	12,654	**13,644**
Net assets	2,353	3,837	**4,243**

Summary consolidated financial information in US dollars

Basis of preparation

The Group's consolidated financial information is presented in sterling. The summary financial information is a simple translation of the Group's consolidated financial statements into US dollars at the stated rates of exchange. It does not represent a restatement under US GAAP which would be different in some significant respects.

EXCHANGE RATES FOR TRANSLATION	Income statement			Statement of financial position		
	2020	2021	**2022**	2020	2021	**2022**
US dollars to sterling	1.28	1.38	**1.24**	1.37	1.35	**1.21**

Consolidated income statement

FOR THE YEAR ENDED 31 DECEMBER	2020 $m	2021 $m	2022 $m
Revenue	9,101	9,997	**10,606**
Operating profit	1,952	2,600	**2,881**
Profit before tax	1,898	2,480	**2,620**
Net profit attributable to shareholders	1,567	2,030	**2,026**
Adjusted operating profit	2,657	3,050	**3,327**
Adjusted profit before tax	2,452	2,866	**3,086**
Adjusted net profit attributable to shareholders	1,975	2,331	**2,432**
Adjusted earnings per American Depositary Share (ADS)	$1.025	$1.209	**$1.268**
Basic earnings per ADS	$0.814	$1.053	**$1.056**
Net dividend per ADS paid in the year	$0.585	$0.658	**$0.635**
Net dividend per ADS paid and proposed in relation to the financial year	$0.602	$0.687	**$0.677**

Consolidated statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	2020 $m	2021 $m	2022 $m
Net cash from operating activities	2,043	2,782	**2,977**
Net cash used in investing activities	(1,501)	(530)	**(1,065)**
Net cash used in financing activities	(607)	(2,216)	**(1,654)**
(Decrease)/increase in cash and cash equivalents	(65)	36	**258**
Movement in cash and cash equivalents			
At start of year	184	121	**153**
(Decrease)/increase in cash and cash equivalents	(65)	36	**258**
Exchange translation differences	2	(4)	**(7)**
At end of year	121	153	**404**
Adjusted cash flow	2,572	3,077	**3,359**

Consolidated statement of financial position

AS AT 31 DECEMBER	2020 $m	2021 $m	2022 $m
Non-current assets	16,263	15,526	**15,440**
Current assets	3,115	3,182	**3,713**
Total assets	19,378	18,708	**19,153**
Current liabilities	5,992	5,060	**6,276**
Non-current liabilities	10,508	9,296	**8,334**
Total liabilities	16,500	14,356	**14,610**
Net assets	2,878	4,352	**4,543**

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Financial statements and other information

Alternative performance measures

RELX uses a range of alternative performance measures (APMs) in the reporting of financial information, which are not defined by generally accepted accounting principles (GAAP) such as IFRS. These APMs are used by the Board and management as they believe they provide relevant information in assessing the Group's performance, position and cash flows, enable investors to track more clearly the core operational performance of the Group, and provide a clear basis for assessing RELX's ability to raise debt and invest in new business opportunities.

Management also uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business areas. These measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

See below for a list of key APMs used by the Group, along with a description of each measure, its purpose, details of the closest equivalent IFRS measure (where applicable) and a reference to where it has been used in the financial statements.

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Income statement				
Constant currency growth	No direct equivalent	Constant currency growth measures are calculated using the previous financial year's full-year average and hedge exchange rates.	Provides a measure of year-on-year growth excluding the impact of exchange rate movements.	Financial highlights Chair's statement CEO report Business overview Market segments Financial review Directors' remuneration report
Underlying growth	No direct equivalent	Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until 12 months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling.	This is a key financial measure as it provides an assessment of year-on-year growth excluding the impact of acquisitions, disposals, exhibition cycling and exchange rate movements.	Financial highlights Chair's statement CEO report Business overview Market segments Financial review Directors' remuneration report

	Note	2021 £m	2022 £m	2021 %	2022 %
Reported revenue growth	2	134	**1,309**	2%	**18%**
Components of reported revenue growth					
Underlying revenue growth		481	**656**	7%	**9%**
Exhibitions cycling		48	**106**	1%	**2%**
Acquisitions		47	**38**	1%	**0%**
Disposals		(28)	**(34)**	(1)%	**0%**
Total revenue growth at constant currency		548	**766**	8%	**11%**
Currency effect		(414)	**543**	(6)%	**7%**
Reported revenue growth		134	**1,309**	2%	**18%**

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APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Underlying growth (continued)				

	Note	2021 £m	2022 £m	2021 %	2022 %
Reported adjusted operating profit growth		134	**473**	6%	**21%**
Components of adjusted operating profit growth					
Underlying adjusted operating profit growth		269	**326**	13%	**15%**
Acquisitions		11	**(6)**	1%	**0%**
Disposals		(8)	**(14)**	(1)%	**(1)%**
Total adjusted operating profit growth at constant currency		272	**306**	13%	**14%**
Currency impact		(138)	**167**	(7)%	**7%**
Reported adjusted operating profit growth		134	**473**	6%	**21%**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Adjusted operating profit	Operating profit	Operating profit before amortisation of acquired intangible assets, acquisition-related items, and grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures.	This is the key financial measure used by management to evaluate performance and allocate resources.	Financial highlights Chair's statement CEO report Business overview Market segments Financial review Directors' remuneration report Note 2

	Note	2021 £m	2022 £m
Operating profit	2,3	1,884	**2,323**
Adjustments:			
Amortisation of acquired intangible assets	2	298	**296**
Acquisition-related items		21	**62**
Reclassification of tax in joint ventures		7	**4**
Reclassification of net finance income in joint ventures		–	**(2)**
Adjusted operating profit		2,210	**2,683**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Adjusted operating margin	No direct equivalent	Calculated as adjusted operating profit divided by revenue.	As above.	Financial highlights Financial review
Earnings before interest, tax, depreciation and amortisation (EBITDA)	No direct equivalent	Calculated as adjusted operating profit before depreciation of property, plant and equipment (PPE) and right-of-use assets and amortisation of internally developed intangible assets, including pre-publication costs.	Provides a measure of the operating performance of the business that is widely used by relevant stakeholders in evaluating company performance.	Chair's statement Financial review

	Note	2021 £m	2022 £m
Adjusted operating profit	2	2,210	**2,683**
Total depreciation and other amortisation*	2,3	487	**491**
EBITDA		2,697	**3,174**

* Excludes amortisation of acquired intangibles.

Adjusted interest expense	Interest expense	Reported interest expense, less the pension financing charge, plus the share of net finance income from joint ventures.	Provides a measure of the Group's interest expense for the funding of business operations that is comparable from year to year.	Financial review

	Note	2021 £m	2022 £m
Interest expense	7	142	**201**
Pension financing charge	6	(9)	**(5)**
Share of net finance income from joint ventures		–	**(2)**
Adjusted interest expense		133	**194**

Adjusted profit before tax	Profit before tax	Profit before tax before amortisation of acquired intangible assets, acquisition-related items, reclassification of taxes in joint ventures, net interest on the net defined benefit pension obligation and disposals and other non-operating items.	Provides a measure used by management to evaluate performance and allocate resources.	Financial highlights Financial review

	Note	2021 £m	2022 £m
Profit before tax		1,797	**2,113**
Adjustments:			
Amortisation of acquired intangible assets	2	298	**296**
Acquisition-related items	2	21	**62**
Reclassification of tax in joint ventures		7	**4**
Net interest on net defined benefit pension obligation and other	6	9	**5**
Disposals and other non-operating items	8	(55)	**9**
Adjusted profit before tax		2,077	**2,489**

Overview
Market segments
Corporate Responsibility
Financial review
Governance
Financial statements and other information

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Adjusted tax charge	Income tax expense	Tax expense excluding the deferred tax movements associated with goodwill and acquired intangible assets, tax on other acquisition-related items, reclassification of tax on joint ventures, tax on net interest payments on the net defined benefit pension obligation and on disposals and other non-operating items.	Provides a measure of the Group's tax expense relating to operating activities.	Financial review

	Note	2021 £m	**2022 £m**
Tax charge	9	(326)	**(481)**
Adjustments:			
Deferred tax movements on goodwill and acquired intangible assets*		22	**30**
Other deferred tax credits from intangible assets**		(61)	**(64)**
Tax on acquisition-related items		(11)	**(13)**
Reclassification of tax in joint ventures		(7)	**(4)**
Tax on net interest on net defined benefit pension obligation and other		(2)	**(1)**
Tax on disposals and other non-operating items		1	**3**
Adjusted tax charge		(384)	**(530)**

* The adjusted tax charge excludes the movements in deferred tax assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on acquired goodwill and intangible assets.
** Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

Effective tax rate	Income tax rate	Income tax expense expressed as a percentage of profit before tax. For a reconciliation between the net tax expense charged on profit before tax and the theoretical amount that would arise using the weighted average of tax rates applicable to accounting profits and losses of the consolidated entities, refer to note 9.	Provides a measure of the Group's tax charge relative to its profit before tax that is comparable from year to year.	Financial review Note 9
Adjusted effective tax rate	No direct equivalent	Calculated as the adjusted tax charge as a percentage of adjusted profit before tax.	Provides a measure of the Group's tax charge relative to its profit before tax that is comparable from year to year.	Financial review

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	ANNUAL REPORT AND ACCOUNTS REFERENCE
Adjusted net profit attributable to shareholders	Net profit attributable to shareholders	Net profit attributable to shareholders before amortisation of acquired intangible assets, other deferred tax credits from intangible assets and items treated as exceptional, acquisition-related items, net interest on the net defined benefit obligation, disposals and other non-operating items.	Provides a measure of the Group's profitability after tax attributable to shareholders.	Financial highlights Financial review Note 10

	Note	2021 £m	2022 £m
Net profit attributable to shareholders		1,471	**1,634**
Adjustments (post-tax):			
Amortisation of acquired intangible assets		316	**326**
Other deferred tax credits from intangible assets*		(61)	**(64)**
Acquisition-related items		10	**49**
Net interest on net defined benefit pension obligation and other		7	**4**
Disposals and other non-operating items		(54)	**12**
Adjusted net profit attributable to shareholders		1,689	**1,961**

* Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

Adjusted earnings per share	Earnings per share	Adjusted net profit attributable to shareholders divided by the weighted average number of shares.	Provides a measure of the Group's earnings per share that is comparable from year to year.	Financial highlights Chair's statement CEO report Business overview Financial review Note 10

	Note	2021	2022
Adjusted net profit attributable to shareholders (£m)	10	1,689	**1,961**
Weighted average number of shares (m)	10	1,928.0	**1,918.5**
Adjusted earnings per share (p)		87.6	**102.2**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Cash flow statement				
Adjusted cash flow	Cash generated from operations	Cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment (PPE) and internally developed intangible assets, repayment of lease principal and sublease payments received and excluding pension deficit payments and payments in relation to acquisition-related items. Exceptional cash costs in the Exhibitions business have also been excluded.	Provides a measure of the Group's operating cash flow that is comparable from year to year.	Financial highlights Financial review

	Note	2021 £m	2022 £m
Cash generated from operations	11	2,476	**3,061**
Adjustments:			
Dividends received from joint ventures	15	20	**33**
Purchases of PPE	16	(28)	**(36)**
Proceeds from disposals of PPE		5	**–**
Expenditure on internally developed intangible assets		(309)	**(400)**
Payments in relation to acquisition-related items		46	**54**
Pension recovery payment		44	**50**
Repayment of lease principal*		(77)	**(79)**
Sublease payments received		1	**1**
Exceptional costs in Exhibitions		52	**25**
Adjusted cash flow		2,230	**2,709**

* Excludes repayments and receipts in respect of disposal-related vacant property and is net of sublease receipts.

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Adjusted cash flow conversion	No direct equivalent	Adjusted cash flow divided by adjusted operating profit.	Provides a measure of turning operating profit into cash.	Financial highlights Business overview Financial review

	Note	2021 £m	2022 £m
Adjusted cash flow		2,230	**2,709**
Adjusted operating profit	2	2,210	**2,683**
Adjusted cash flow conversion		101%	**101%**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Free cash flow	Cash inflow from operating activities	Adjusted cash flow less net interest paid, cash tax paid, acquisition-related payments and exceptional costs paid in relation to the Exhibitions business.	Provides a measure of cash flows that could be used for organic investment in the business, acquisitions, distribution of dividends, share buybacks or the repayment of debt.	Financial review Note 17

	Note	2021 £m	2022 £m
Adjusted cash flow		2,230	**2,709**
Interest paid (net)		(118)	**(165)**
Cash tax paid*	9	(342)	**(495)**
Exceptional costs in Exhibitions		(52)	**(25)**
Acquisition-related items		(46)	**(54)**
Free cash flow		1,672	**1,970**

* Net of cash tax relief on acquisition-related items and including cash tax impact of disposals.

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Dividend cover	No direct equivalent	The number of times the total interim and proposed final dividends for the year is covered by the adjusted earnings per share. It is calculated as adjusted earnings per share divided by ordinary dividends per share.	Provides a measure of the Group's earnings relative to ordinary dividend payments.	Financial review Directors' report

	Note	2021	**2022**
Adjusted earnings per share	10	87.6p	**102.2p**
Ordinary dividends per share	13	49.8p	**54.6p**
Dividend cover		1.8x	**1.9x**

	Note	2021	**2022**
Basic earnings per share	10	76.3	**85.2**
Ordinary dividends per share	13	49.8p	**54.6p**
Basic dividend cover		1.5x	**1.6x**

Net capital employed	No direct equivalent	Net goodwill and acquired intangible assets, net internally developed intangible assets, net property, plant and equipment, right-of-use assets and investments less net pension obligations and working capital.	Provides a measure of the capital used in operations.	Financial review

	Note	2021 £m	**2022** **£m**
Goodwill and acquired intangible assets*		9,419	**10,477**
Internally developed intangible assets*	14	1,251	**1,435**
Property, plant and equipment*, right-of-use assets* and investments		504	**557**
Net pension obligations	6	(269)	**(55)**
Working capital		(1,095)	**(1,325)**
Net capital employed		9,810	**11,089**

* Net of accumulated depreciation and amortisation.

Invested capital/ capital employed	No direct equivalent	Net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill, to remove non-operating investments and the gross up to goodwill in respect of deferred tax, and other items.	Used to calculate the return on invested capital (see below).	Financial review Directors' report

	Note	2021 £m	**2022** **£m**
Net capital employed		9,810	**11,089**
Accumulated amortisation and impairment of acquired intangible assets and goodwill		7,065	**8,000**
Non-operating investments	15	(107)	**(127)**
Deferred tax on goodwill and other		(1,234)	**(1,392)**
Invested capital/capital employed		15,534	**17,570**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Return on invested capital (ROIC)	No direct equivalent	Post tax adjusted operating profit expressed as a percentage of average capital employed.	This is a key financial measure used by management that demonstrates the efficiency of the use of capital.	Financial highlights Business overview Financial review

	Note	2021	**2022**
Adjusted operating profit	2	2,210	**2,683**
Tax at adjusted effective rate		(409)	**(571)**
Adjusted effective tax rate		18.5%	**21.3%**
Adjusted operating profit after tax		1,801	**2,112**
Average invested capital*		15,108	**16,920**
ROIC		11.9%	**12.5%**

* Average of invested capital at the beginning and the end of the year, retranslated at average exchange rates for the year.

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Capital expenditure	No direct equivalent	Additions to property, plant and equipment and internally developed intangible assets.	Provides a measure of the amounts invested in new products and related infrastructure across the business.	Chair's statement Financial review Directors' report Governance Note 2

	Note	2021 £m	**2022 £m**
Additions to property, plant and equipment	16	28	**36**
Additions to internally developed intangible assets	14	309	**400**
Capital expenditure		337	**436**

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Statement of financial position				
Net debt excluding pensions / net debt including pensions	No direct equivalent	Net debt excluding pensions: debt less cash and cash equivalents, related derivative financial instruments and finance lease receivables.	Provides a measure of the Group's level of indebtedness.	Financial highlights Chair's statement Financial review Governance Directors' report Note 17

	Note	2021 £m	2022 £m
Debt	11,21	6,167	**6,730**
Cash and cash equivalents	11	(113)	**(334)**
Related derivative financial instruments	11	(35)	**213**
Finance lease receivables	11	(2)	**(5)**
Net debt excluding pensions	11	6,017	**6,604**
Pension deficit	6	315	**184**
Net debt including pensions		6,332	**6,788**

APM	CLOSEST EQUIVALENT IFRS MEASURE	DEFINITION AND RECONCILIATION TO CLOSEST EQUIVALENT IFRS MEASURE	PURPOSE	FINANCIAL STATEMENT REFERENCE
Leverage ratios	No direct equivalent	For details of the closest equivalent IFRS measures to net debt and EBITDA, see above. For the purpose of calculating leverage ratios, share of results in joint ventures, the equity share of finance income, finance costs, taxes and amortisation in joint ventures, and acquisition-related items are deducted from EBITDA.	Provides a measure of the financial leverage of the Group.	Chair's statement Financial review Governance

	Note	2021 £m	2022 £m	2021 $m*	2022 $m*
EBITDA		2,697	**3,174**	3,722	**3,936**
Less joint venture adjusted operating profit		(37)	**(22)**	(51)	**(27)**
Acquisition-related items**	2	(48)	**(62)**	(66)	**(77)**
EBITDA for leverage ratio		2,612	**3,090**	3,605	**3,832**
Net debt excluding pensions (A)		6,017	**6,604**	8,123	**7,991**
Net debt including pensions (B)		6,332	**6,788**	8,548	**8,213**
EBITDA for leverage ratio (C)		2,612	**3,090**	3,605	**3,832**
Leverage ratio excluding pensions (A/C)				2.3x	2.1x
Leverage ratio including pensions (B/C)				2.4x	2.1x

* EBITDA and net debt have been translated from sterling to US dollars using, respectively, average and year end exchange rates, as shown on page 215.
** In 2021, this excludes gains of £27m from the revaluation of a put and call option arrangement relating to a non-controlling interest in a subsidiary within Legal.

Shareholder information

In this section

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Shareholder information

2022 Annual Report including Corporate Responsibility Report and Financial Statements (the Annual Report)
The Annual Report for RELX PLC (the Company) for the year ended 31 December 2022 is available on the Company's website, and from the registered office of RELX PLC shown on page 228. Additional financial information, including the interim and full-year results announcements, trading updates and presentations, is also available on the Company's website **www.relx.com**.

The consolidated financial statements set out in the Annual Report are expressed in sterling, with summary financial information expressed in Euro and US dollars.

Share price information
RELX PLC's ordinary shares are traded on the London Stock Exchange.

	PLC
Trading symbol	REL
ISIN	GB00B2B0DG97

RELX PLC's ordinary shares are traded on the Euronext Amsterdam Stock Exchange.

	PLC
Trading symbol	REN
ISIN	GB00B2B0DG97

RELX PLC's ordinary shares are traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs).

	PLC ADRs
Ratio to ordinary shares	1:1
Trading symbol	RELX
CUSIP code	759530108

The RELX PLC ordinary share price and the ADS price may be obtained from the Company's website, other online sources and the financial pages of some newspapers.

> For further information visit the 'Investor Centre' section of the Company's website **www.relx.com/investorcentre**

Information for registered ordinary shareholders

Shareholder services
The RELX PLC ordinary share register is administered by Equiniti Limited. Equiniti provides a free online portal for shareholders at **www.shareview.co.uk**. Shareview allows shareholders to monitor the value of their shareholdings, view their dividend payments and submit dividend mandate instructions. Shareholders can also submit their proxy voting instructions ahead of Company meetings and update their personal contact details. Shareview Dealing provides a share purchase and sale facility. Equiniti's contact details are shown on page 228.

Electronic communications
While hard copy shareholder communications continue to be available to those shareholders requesting them, in accordance with the Companies Act 2006 and the Company's Articles of Association, the Company uses its website as the main method of communicating with shareholders. By registering their details online at Shareview, shareholders can be notified by email when shareholder communications are published on the Company's website. Shareholders can also use the Shareview website to appoint a proxy to vote on their behalf at shareholder meetings.

Shareholders who hold their Company shares through CREST may appoint proxies for shareholder meetings through the CREST electronic proxy appointment service by using the procedures described in the CREST manual.

Dividend mandates
Shareholders are encouraged to have their dividends paid directly into a UK bank or building society account. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures the account is credited on the dividend payment date. A dividend mandate form can be obtained online at **www.shareview.co.uk**, or by contacting Equiniti at the address shown on page 228.

Equiniti has established a service for overseas shareholders in over 90 countries, which enables shareholders to have their dividends automatically converted from sterling and paid directly into their nominated bank account. Further details of this service, and the fees applicable, are available at **www.shareview.co.uk/info/ops** or by contacting Equiniti at the address shown on page 228.

Dividend Reinvestment Plan
Shareholders can choose to reinvest their Company dividends by purchasing further shares through the Dividend Reinvestment Plan (DRIP) provided by Equiniti. Further information concerning the DRIP facility, together with the terms and conditions and an application form can be obtained online at **www.shareview.co.uk/info/drip** or by contacting Equiniti at the address shown on page 228.

Share dealing service
A telephone and internet dealing service is available through Equiniti, which provides a simple way for UK resident shareholders to buy or sell their shares. For telephone dealing call 0345 603 7037 between 8.30am and 5.30pm (UK time), Monday to Friday (excluding public holidays in England and Wales), and for internet dealing log on to 🖵 **www.shareview.co.uk/dealing**. You will need your shareholder reference number as shown on your dividend confirmation.

ShareGift
The Orr Mackintosh Foundation operates a scheme for shareholders with small shareholdings, that may be too small to sell economically, to make donations of shares. Details of the scheme can be obtained from the ShareGift website at 🖵 **www.sharegift.org**, or by telephoning ShareGift on 020 7930 3737.

Sub-division of ordinary shares and share consolidation
On 28 July 1986, each RELX PLC ordinary share of £1 nominal value was sub-divided into four ordinary shares of 25p each. On 2 May 1997, each 25p ordinary share was sub-divided into two ordinary shares of 12.5p each. On 7 January 2008, the ordinary shares of 12.5p each were consolidated on the basis of 58 new ordinary shares of $14^{51}/_{116}$p nominal value for every 67 ordinary shares of 12.5p each held.

Capital gains tax
The mid-market price of RELX PLC's £1 ordinary shares on 31 March 1982 was 282p. Adjusting for the sub-divisions and share consolidation referred to above results in an equivalent mid-market price of 40.72p for each existing ordinary share of $14^{51}/_{116}$p nominal value.

Warning to shareholders – unsolicited investment advice

- From time to time shareholders may receive unsolicited calls from fraudsters
- Fraudsters use persuasive and high-pressure tactics to lure investors into scams, sometimes known as boiler room scams
- They may offer to sell shares that turn out to be worthless or non-existent, or to buy shares at an inflated price in return for an upfront payment
- While high profits are promised, if you buy or sell shares in this way you will probably lose your money
- Thousands of people contact the Financial Conduct Authority (FCA) about investment fraud each year

How to avoid share fraud and boiler room scams
The FCA has issued some guidance on how to recognise and avoid investment fraud:

- Legitimate firms authorised by the FCA are unlikely to contact you unexpectedly with an offer to buy or sell shares
- If you receive an unsolicited phone call, do not get into a conversation, note the name of the person and firm contacting you and then end the call
- Check the Financial Services Register available at 🖵 **register.fca.org.uk** to see if the person and firm contacting you is authorised by the FCA. If you wish to call the person or firm back, only use the contact details listed on the Register
- Call the FCA on 0800 111 6768 if the firm does not have any contact details on the Register, or if you are told that they are out of date
- Search the list of unauthorised firms to avoid at 🖵 **www.fca.org.uk/consumers/unauthorised-firms-individuals#list**
- If you do buy or sell shares through an unauthorised firm, you will not have access to the Financial Ombudsman Service or the Financial Services Compensation Scheme
- Consider obtaining independent financial and professional advice before you hand over any money. If it sounds too good to be true, it probably is

How to report a scam
If you are approached by fraudsters, please tell the FCA using the share fraud reporting form at 🖵 **www.fca.org.uk/consumers/report-scam-unauthorised-firm**, where you can find out more about investment scams. You can also call the FCA Consumer Helpline on 0800 111 6768.

If you have already paid money to share fraudsters, you should contact Action Fraud on 0300 123 2040 or use its online tool: 🖵 **www.actionfraud.police.uk/report_fraud**

Overview

Market segments

Corporate Responsibility

Financial review

Governance

Financial statements and other information

Shareholder information and contacts

Information for holders of ordinary shares held through Euroclear Nederland

Shareholders with enquiries concerning RELX PLC ordinary shares that are not held directly on the Register of Members and are ultimately held through Nederlands Centraal Instituut voor Giraal Effectenverkeer BV (Euroclear Nederland) should direct their enquiries to the broker, financial intermediary, bank or other financial institution that holds the shares on their behalf.

Dividend Reinvestment Plan
Shareholders can choose to reinvest Company dividends by purchasing shares through the Dividend Reinvestment Plan (DRIP) provided by ABN AMRO Bank NV. Further information concerning the DRIP facility can be obtained via as.exchange. agency@nl.abnamro.com.

Information for ADR holders

ADR shareholder services
Enquiries concerning RELX PLC ADRs should be addressed to the ADR Depositary, Citibank NA, at the address shown below. Dividend payments on RELX PLC ADRs are converted into US dollars by the ADR Depositary.

Annual Report on Form 20-F
The RELX Annual Report on Form 20-F is filed electronically with the United States Securities and Exchange Commission. A copy of the 2022 Annual Report on Form 20-F is available on the Company's website, or from the ADR Depositary at the address shown below.

Dividend currency elections

Shareholders appearing on the Register of Members or holding their shares through CREST will continue to receive their dividends in Pounds Sterling, but will have the option to elect to receive their dividends in Euro. Euro payments will be made by cheque only.

Shareholders who appear on the Register of Members and wish to receive their dividend in Euro should contact our Registrar, Equiniti on 0371 384 2960 (UK) or +44 (0) 121 415 0165 (from outside the UK) for a dividend election form and further information regarding the Euro dividend option. Alternatively, shareholders can view and update their current dividend elections by registering for a Shareview Portfolio at 🖥 **www.shareview.co.uk/register**.

Shareholders who hold their shares through CREST and wish to receive their dividend in Euro, must do so by following the CREST Elections process.

Shareholders who hold RELX PLC shares through Euroclear Nederland (via banks and brokers), will automatically receive their dividends in Euro, but will have the option to elect to receive their dividends in Pounds Sterling.

Shareholders who hold their shares through Euroclear Nederland and wish to receive their dividends in Pounds Sterling should contact their broker, financial intermediary, bank or other financial institution that holds the shares on their behalf.

Contacts

RELX PLC
Head Office and Registered Office
1-3 Strand
London WC2N 5JR
United Kingdom
Tel: +44 (0)20 7166 5500
Fax: +44 (0)20 7166 5799

Auditor
Ernst & Young LLP
1 More London Place
London SE1 2AF
United Kingdom

Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing BN99 6DA
West Sussex
United Kingdom

🖥 **www.shareview.co.uk**

Tel: 0371 384 2960 (UK callers)
Tel: +44 121 415 0165 (callers outside the UK)

Listing/paying agent for shares listed on Euronext Amsterdam held through Euroclear Nederland
ABN AMRO Bank NV
Department Corporate Broking and Issuer Services HQ7212
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Email: as.exchange.agency@nl.abnamro.com

RELX PLC ADR Depositary
Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
USA

🖥 **www.citi.com/dr**

Email: citibank@shareholders-online.com
Tel: +1 877 248 4237
+1 781 575 4555 (callers outside the US)

2023 financial calendar

16 February	Results announcement for the year ended 31 December 2022
20 April	Trading update issued in relation to the 2023 financial year
20 April	Annual General Meeting
27 April	Ex-dividend date – 2022 final dividend, ordinary shares and ADRs
28 April	Record date – 2022 final dividend, ordinary shares and ADRs
17 May	Dividend currency and DRIP election deadline
23 May	Euro dividend equivalent announcement
7 June	Payment date – 2022 final dividend, ordinary shares
12 June	Payment date – 2022 final dividend, ADRs
27 July	Interim results announcement for the six months to 30 June 2023
3 August*	Ex-dividend date – 2023 interim dividend, ordinary shares and ADRs
4 August*	Record date – 2023 interim dividend, ordinary shares and ADRs

* Please note that these dates are provisional and subject to change. The 2023 interim dividend payment dates in respect of ordinary shares and ADRs will be confirmed by the Company in its 2023 Interim Results announcement, currently scheduled for release on 27 July 2023.

Dividend history
The following tables set out dividends paid (or proposed) in relation to the three financial years 2020–2022.

ORDINARY SHARES	Pence per PLC ordinary share	Euro equivalent (€)	Payment date
Final dividend for 2022**	38.9	***	7 June 2023
Interim dividend for 2022	15.7	0.186	8 September 2022
Final dividend for 2021	35.5	0.419	7 June 2022
Interim dividend for 2021	14.3	0.167	8 September 2021
Final dividend for 2020	33.40	0.387	3 June 2021
Interim dividend for 2020	13.60	0.151	2 September 2020

** Proposed dividend, to be submitted for approval at the Annual General Meeting of RELX PLC in April 2023.
*** Payment will be determined using the appropriate £/€ exchange rate on 23 May 2023.

ADRS	$ per PLC ADR	Payment date
Final dividend for 2022**	****	12 June 2023
Interim dividend for 2022	0.1801880	13 September 2022
Final dividend for 2021	0.4442820	10 June 2022
Interim dividend for 2021	01965820	13 September 2021
Final dividend for 2020	0.4706720	8 June 2021
Interim dividend for 2020	0.18081	8 September 2020

****Payment will be determined using the appropriate £/US$ exchange rate on 7 June 2023.

Credits

Designed and produced by
Conran Design Group

Photography:
Board by Douglas Fry, Piranha Photography

Printed by
Pureprint Group, ISO14001, FSC® certified and CarbonNeutral®

Printed on Revive 100 Silk which is made from 100% recovered waste. All of the pulp is bleached using an elemental chlorine free process (ECF). Printed in the UK by Pureprint using its environmental printing technology; vegetable inks were used throughout. Pureprint is a CarbonNeutral® company. Both manufacturing mill and printer are ISO14001 registered and are Forest Stewardship Council® (FSC®) chain-of-custody certified.



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